
05007294

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Noranda Inc.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 25 2005
THOMSON FINANCIAL

FILE NO. 82- 158

FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 4/18/05

Noranda

Annual Report 2004

82-158
AR/S
12-31-04

A World of Resour
A Wealth of Opportu

RECEIVED
2005 APR 15 A 9:43

noranda

Solid Strategy, Solid Returns

Noranda is a leading international mining and metals company with a primary focus of identifying and developing world-class copper and nickel mineral deposits. We are one of the world's largest producers of copper, nickel and zinc, and a significant producer of primary aluminum and fabricated aluminum products, lead, silver, gold, cobalt, indium and sulphuric acid. We employ 16,000 people at operations and offices in 18 countries. Noranda is listed on the New York Stock Exchange and the Toronto Stock Exchange and trades under the symbol NRD.

With a portfolio of geographically diverse assets and an outstanding pipeline of brownfield and greenfield projects, Noranda is well positioned to build on its excellent 2004 performance and to continue to grow.

Operating Capital Assets by Business


1%
15%
3%
59%
22%
Copper
Aluminum
Nickel
Other
Zinc

CONTENTS

Note

■ All funds are in U.S. dollars and units of measurement are metric unless otherwise noted.

Forward-looking Statements: Noranda cautions that the statements made to describe the Company's intentions, expectations or predictions may be "forward-looking statements" within the meaning of securities laws. The Company cautions that, by their nature, forward-looking statements involve risk and uncertainty and that the Company's actual results could differ materially from those expressed or implied in such statements. Reference should be made to the most recent Annual Information Form for a description of the major risks.

Financial Highlights

CONSOLIDATED STATEMENT OF INCOME

(US$ millions, except per share information) Year ended December 31	2004	2003
Revenues	6,978	4,657
Operating Expenses		
Cost of operations	2,094	1,948
Purchased raw materials	3,005	1,822
Depreciation, amortization and accretion	499	490
Total Operating Expenses	5,598	4,260
Income Generated by Operating Assets	1,380	397
Corporate and interest expense and other	232	238
Minority interest	297	88
(Gain) loss net of restructuring costs and other	(33)	28
Taxes	333	20
Net Income	551	23
Basic Earnings Per Common Share	$ 1.78	—


2004 Revenues by Business Group
2%
14%
6%
52%
26%
Copper
Aluminum
Nickel
Other
Zinc

Copper and nickel operations represented 78% of total revenues.


Average Metal Prices (Realized) 2004 vs. 2003
59%
45%
21%
24%
Copper
Zinc
Nickel
Aluminum

The prices Noranda realized on all of its main metals increased substantially in 2004.


Earnings 2002 – 2004
($ millions)
551
23
02
03
04
-414

Strong operational performance and improved metal prices have helped deliver a dramatic turnaround in earnings.

Noranda at a Glance

Our Business		Our Operations
COPPER		
	The Copper Business comprises three mines in South America, one mine in Canada and smelting, refining and recycling plants in North and South America.	**Antamina mine** – Department of Ancash, Peru **Collahuasi mine** – Region I, Chile **Lomas Bayas mine** – Region II, Chile **Altonorte smelter** – La Negra, Region II, Chile **Kidd Creek mine and smelter** – Timmins, Ontario **Horne smelter** – Rouyn-Noranda, Quebec **CCR Refinery** – Montreal, Quebec **Noranda Recycling** – Brampton, Ontario; East Providence, Rhode Island; LaVergne, Tennessee; Roseville, California; San Jose, California
NICKEL		
	The Nickel Business or Integrated Nickel Operations (INO) consists of five mines in Canada and metallurgical plants in Canada and Norway. A laterite mine and ferronickel operation is located in the Dominican Republic.	**Raglan mine** – Nunavik Territory, Quebec **Sudbury mines, mill and smelter** – Sudbury, Ontario **Montcalm mine** – Timmins, Ontario **Nikkelverk refinery** – Kristiansand, Norway **Falcondo mine and processing plant** – Bonao, Dominican Republic
ZINC		
	The Zinc Business includes the Brunswick mine and smelter and Noranda's interest in the Noranda Income Fund, CEZ refinery. All mining and metallurgical operations are located in Canada.	**Brunswick mine** – Bathurst, New Brunswick **Brunswick smelter** – Belledune, New Brunswick **General Smelting** – Lachine, Quebec **NorFalco LLC** – Independence, Ohio **Noranda Income Fund, CEZ refinery** – Valleyfield, Quebec
ALUMINUM		
	The Aluminum Business comprises a bauxite mine in Jamaica plus five plants in the United States that produce alumina, primary aluminum products and aluminum rolled products.	**Primary Aluminum smelter** – New Madrid, Missouri **Rolling Mills** – Huntingdon, Tennessee; Newport, Arkansas; Salisbury, North Carolina **Gramercy Alumina refinery** – Gramercy, Louisiana **St. Ann Bauxite mine** – Discovery Bay, Jamaica

End Uses	Revenue	Cash Cost Breakdown
Buildings and construction Consumer products Electric and electronic products Infrastructure Industrial machinery and equipment Telecommunication equipment Transportation equipment	 52% Copper revenue increased 69% over 2003.	Raw materials 74% Contract and other 9% Labour 7% Supplies and consumables 6% Energy 4% Raw materials represent 74% of the total operating cash cost of the Copper Business.
Consumer and household products Medical equipment Power generation Stainless steel Telecommunication equipment Transportation equipment	 26% Nickel revenue increased 41% over 2003.	Raw materials 32% Hydro, oil and gas 20% Labour 21% Supplies and materials 14% Contracted services 12% Other 1% Raw materials, labour and energy represent 73% of the total operating cash cost of the Nickel Business.
Batteries Buildings and construction Chemicals Consumer products Infrastructure Pharmaceuticals Transportation equipment	 6% Zinc revenue increased 14% over 2003.	Raw materials 50% Energy 6% Labour 23% Supplies 14% Other 7% Raw materials and labour represent 73% of the total operating cash cost of the Zinc Business.
Buildings and construction Consumer products Containers and packaging Electrical products Machinery and equipment Transportation equipment	 14% Aluminum revenue increased 36% over 2003.	Raw materials 54% Energy 20% Labour 13% General and other 13% Energy and raw materials represent 74% of the total operating cash cost of the Aluminum Business.

Dear Fellow Shareholders

The year 2004 was an outstanding one for Noranda in terms of our financial results and operating performance. We delivered net income of $551 million and generated almost $1.5 billion in operating cash flow before changes in operating working capital, capital expenditures and dividends. We expanded key production facilities on schedule and below budget and advanced strategic projects at a time when commodity fundamentals are the strongest they have been in years.

This level of performance has enabled Noranda to both invest in the future and enhance its financial flexibility. During 2004, leverage ratios improved substantially on the strength of our operating cash flow, a trend that is expected to continue.

With a sound financial position, a portfolio of attractive assets and a disciplined strategy that is being well executed by skilled and motivated people, we anticipate 2005 will be another year of production increases, very strong earnings and cash flow and further advancement of our growth strategies. Noranda has a promising future.

DEREK PANNELL
President and
Chief Executive Officer



Strong Performance, Excellent Results

Throughout our operations, Noranda management and employees successfully completed expansion projects and delivered increased output that enabled us to capitalize on strong market fundamentals. We achieved improved results in each of the businesses – copper, nickel, zinc and aluminum – as we continued to maximize production and enhance profitability. We increased our mined copper output by over 60,000 tonnes versus 2003 while maintaining our output of mined nickel. In short, 2004 was a year in which all Noranda employees can take pride in their outstanding operational and safety accomplishments.

Twenty-fold Improvement in Net Income

Noranda posted 2004 net income of $551 million, or $1.78 per share – a dramatic improvement from the net income of $23 million in 2003. Income generated by operating assets also increased substantially, to $1,380 million from $397 million in 2003.

However, 2004 was not without its challenges; the weaker U.S. dollar effectively increased costs at our Canadian operations and a three-week strike in Sudbury reduced nickel production. In addition, energy costs – particularly for oil in the Dominican Republic and electricity in Ontario – remained at very high levels throughout the year.

Improved Operating Performance Across Businesses

In a strong commodity price environment, a stringent focus on production efficiency is critical. Inflationary pressures increase operating costs and the impact of lost production is greater than would otherwise be the case. Accordingly, Noranda's operating structure – aligned by metal – is designed to maintain strict operating discipline and accountability.

Copper

Noranda's copper business delivered excellent results in 2004, with $673 million of income generated by operating assets versus $170 million in 2003. This was achieved by increasing mine production, enabling us to take advantage of higher copper prices. The average London Metal Exchange (LME) price for copper was $1.30/lb., compared to $0.81/lb. in 2003. Production at our copper mines increased by 14% over 2003, as a result of the expansion of the Collahuasi mine and concentrator and the completion of sediment removal at the Antamina mine, which facilitated access to higher-grade ore. The expanded Altonorte smelter surpassed its design capacity during 2004. Our recycle business volumes increased 30% over 2003 and continued to add value to our Canadian smelting and refining operations. With sustained high demand and constrained global supply, our copper operations are well positioned to continue delivering excellent results.

Nickel

Our nickel business also achieved improved financial results in 2004, with income from operating assets reaching $637 million versus $291 million in 2003. The average LME nickel price was $6.27/lb. for the year versus $4.37/lb. in 2003. We maintained a high level of refined nickel production at our Sudbury operations in spite of the three-week strike early in the year. The new Montcalm mine, situated near Timmins, Ontario, was brought into production during the final quarter of 2004 – ahead of schedule and $3 million under budget. The Raglan mine completed crushing-circuit modifications that will enable increased production in the future. The market for nickel is expected to remain strong, with high demand, limited new supplies and a corresponding continuation of favourable prices. We remain focused on maximizing production and revenues from our existing nickel operations while we develop our portfolio of long-life and low-cost mining projects.

Zinc

The turnaround in our zinc business is a further reflection of improved commodity prices and good operating performance. The zinc business unit delivered income from operating assets of $14 million, compared to a loss of $60 million in 2003. Solid operating performances at the Brunswick and Bell Allard mines, record zinc production at the CEZ refinery and higher zinc, lead, silver and sulphuric acid prices were the leading contributors in 2004. LME zinc prices averaged $0.48/lb. for the year, compared with $0.38/lb. in 2003. LME lead prices averaged $0.40/lb. for the year, compared with $0.23/lb. in 2003. Zinc has the potential to be a leader in price improvement among LME metals in 2005 – which is good news for Noranda, given our significant earnings leverage to zinc prices. We have been deliberately conservative in bringing zinc projects on stream. However, we are now well positioned to capitalize on increased zinc prices and low inventories through our Lennard Shelf and Perseverance projects, which can be restarted quickly with relatively low capital investments.


Aluminum

Noranda's aluminum business reported income from operating assets of $89 million for 2004, an increase of $69 million over the previous year. The business benefited from record primary smelter output and rolled-products sales, and achieved significantly higher fabrication margins versus 2003 levels. The average LME aluminum price was $0.78/lb. for the year, compared to $0.65/lb. in 2003. The New Madrid smelter signed a letter of intent for a long-term power supply contract and renewed its operating permit to facilitate a higher rate of production. In October, Noranda acquired a 50% equity


Earnings Variance
2004 vs. 2003
($ millions)
937
207
61
-101
-31
-545
Metal prices
Volumes
Exchange
Energy
Costs and other
Gain net of restructuring costs and other

Robust market fundamentals and metal prices – complemented by strong production in each business unit – contributed to Noranda's improved earnings in 2004.


2004 Quarterly Net Earnings
($ millions)
551
153
107
133
158
Q1
Q2
Q3
Q4
2004

The Company posted excellent earnings each quarter.

interest in an alumina refinery in Gramercy, Louisiana, along with related bauxite mining assets in Jamaica. This transaction provides Noranda with the benefits of a fully-integrated aluminum business to complement the Company's North American primary products and rolled products businesses. As well as enhancing the ability of our primary smelter to reap the benefits of what is expected to be a strong 2005 market, the acquisition will enable us to participate in the profitable alumina and bauxite commodity markets.

A Winning Strategy

Noranda's overall strategy remains focused primarily on growing the Company's copper and nickel businesses, which we believe represent the greatest future earnings potential.

We currently are the world's third-largest producer of refined nickel and eighth-largest producer of copper and we intend to expand both those positions. There was significant price appreciation in both copper and nickel during 2003 and 2004, and the outlook for these metals remains positive for the next several years. Moreover, our copper and nickel assets are both low-risk and high-return in nature.

The significant earnings potential of our zinc and aluminum businesses also merits highlighting. We believe that the combination of our Company's fully-integrated zinc and aluminum operations, plus higher prices and margins, will see the contributions from these metals increase Noranda's bottom line in the future. Excellent production and robust prices are providing strong cash flows from these businesses with minimal ongoing capital expenditures. Consequently, our earnings leverage to stronger zinc and aluminum fundamentals should bear substantial fruit for Noranda over the next several years.

Making Progress Towards Our Goals

Another cornerstone of our strategy has been the diligent implementation of a four-step approach designed to strengthen the Company and extract maximum return from our assets. As is evident below, we made notable progress in all four areas during 2004, enabling us to fully benefit from the year's higher pricing environment.

1. Continuing to Improve The Operating Asset Base

Since launching our strategy, Noranda has made great strides in terms of reducing costs and improving operating efficiencies. In 2004, we remained focused on finding increased efficiencies at our operations via the continued implementation of Six Sigma. This rigorous management technique now has been fully deployed in our day-to-day operations, as well as in the development and approval of all new capital projects. Six Sigma training across all employee levels is conducted by our own trainers in English, French and Spanish, as appropriate. We completed a record 154 Six Sigma projects in 2004, which generated nearly $51 million in annualized cost savings.

2. Extracting Full Benefits from Our Assets

Our focus on maximizing production during the current strong price environment was a major factor behind the excellent earnings and cash flow generated in 2004. Earnings before interest, taxes, amortization and depreciation (EBITDA) from our operating assets more than doubled from 2003 levels, to $1,879 million from $887 million. Free cash flow after capital expenditures increased to $636 million from negative $130 million in the year prior, allowing us to retire debt and add significantly to our cash reserves.

3. Strengthening Our Financial Position

Noranda continued to improve its financial position in 2004. We retired $300 million in debt over the course of the year and reduced our net-debt-to-total-capitalization ratio to 35%, a reduction of eight percentage points from year-

Noranda's successful implementation of its growth strategy has allowed the Company to increase output and remain strongly positioned for the future.

end 2003 levels. This is a continuation of the significant progress we have made in reducing debt over the past several years.

We also maintained investment-grade credit ratings throughout the year. With more than $1.7 billion in cash and available lines of credit, we have retained a sufficient level of financial flexibility to pursue our growth projects and opportunities.

4. Pursuing Focused and Disciplined Growth
Noranda is moving forward with a number of attractive and promising growth projects. All our projects are put through a rigorous review process and given the green light to proceed only if they meet clearly defined, risk-adjusted hurdle rates. Within this framework, in 2004, we:

Completed Expansions:

- Expanded the concentrator and mine at the Collahuasi copper operation in Chile, ahead of schedule and under budget, while securing a new water-supply agreement to enable future mine expansions. Copper concentrate production increased 22% over 2003.
- Increased crushing-circuit capacity at our Lomas Bayas mine in Chile, which allowed us to increase mine output. As well, we initiated the treatment of Altonorte smelter dusts at this operation for value recovery.
- Accessed the higher-grade copper ore zones at the Antamina copper/zinc mine in Peru, with the completion of the removal of lake-bed sediment. Copper concentrate production increased by 43% over 2003.
- Advanced the Kidd copper/zinc Mine D extension and began hoisting ore from the first blocks.
- Successfully started production from the new Montcalm nickel mine, ahead of schedule and under budget, and completed milling-circuit modifications at Kidd Creek to treat this ore.
- Commissioned a silver recovery circuit in the Kidd Creek zinc refinery to treat local silver-bearing custom zinc concentrates.

Advanced Projects:

- Advanced resource determination at the El Morro and West Wall copper properties in Chile and at the El Pachón copper property in Argentina, all of which exhibit potential for the development of very promising projects.
- Moved forward with the Nickel Rim South nickel project in Sudbury, where we expect to have first ore production in 2009. We also furthered development work on the Fraser Morgan project in Sudbury.
- Advanced our evaluation of the Koniambo nickel project in New Caledonia, one of the world's most attractive nickel deposits.
- Secured water rights to enable the expansion of the Lomas Bayas operation.

Initiated New Projects:

- Commenced work on a molybdenum recovery circuit at the Collahuasi concentrator.
- Initiated a roaster conversion project at the Altonorte smelter to facilitate the treatment of molybdenum concentrates.
- Began conversion of the Raglan nickel mill to semi-autogenous grinding in order to increase throughput and facilitate treatment of harder ores.



Collahuasi copper mine, Chile – expanded concentrator and mine output capability, and a new molybdenum recovery circuit will increase earnings potential.



Nickel Rim South nickel project, Sudbury – shaft sinking will be initiated in 2005 along with further underground development drilling.

Noranda is a stronger company today than it has been for a number of years. We are well positioned to fully benefit from the current strong metals pricing environment.



Gramercy alumina reduction plant, Louisiana – Environmental Coordinator, recording sampling data.

Average Metal Prices (Realized) – 2004 vs. 2003
($/lb.)

6.40
4.40
1.30
0.82
0.43 0.52 0.68 0.84
03 04 03 04 03 04 03 04

Copper Zinc
Nickel Aluminum

The prices of all four of our main metals increased significantly in 2004.

Environment, Health and Safety

The health and safety of employees and protection of the natural environment are top priorities at Noranda. I am pleased to report that the Company also made substantial progress in these vital areas during 2004. Particularly worthy of note in this regard are the achievements we made in improving our workplace safety record for the second year in a row. I invite you to refer to the 2004 Noranda/Falconbridge Sustainable Development Report for a complete account of our recent performance and ongoing commitments.

Outlook

The low inflation outlook for developed economies, along with the continued strong growth forecast for key developing economies, is expected to sustain strong fundamentals for all of our metals in 2005. Global consumption of copper, nickel, zinc and aluminum is forecast to exceed production of all four metals, leading to further declines in already-reduced LME inventory levels. Years of industry-wide under-investment in exploration and mine capacity have created an environment that will support another year of strong metal prices and earnings for Noranda.

A World of Resources A Wealth of Opportunities

In the spring of 2004, the Board of Directors began a process to seek a value-maximizing strategy for all Noranda shareholders. In September 2004, the Company entered into exclusive negotiations with China Minmetals for the purchase of all of Noranda's common shares. In November, we announced that the period of exclusivity had expired, although negotiations with China Minmetals were proceeding on a non-exclusive basis. This allowed us the freedom to explore other alternatives. At the time of writing, this process is continuing.

Noranda is a company with a wealth of resources. Today, we are a strong organization with highly attractive assets and an enviable portfolio of mining projects. We are executing a strategy that is successfully growing our asset base and delivering strong operational performance, earnings and cash flow. We are in sound financial health, which is being maintained by organizational discipline. We have a clear and focused approach to profitable growth. We have a cohesive and dedicated management team, with skilled employees who deserve recognition for their efforts and commitment.

Our 2004 financial results are the best evidence of Noranda's ability to deliver on its strategy. They are also indicative of our capability to create and grow value for shareholders in 2005 and beyond.

Noranda truly is a company with a world of opportunities and a wealth of potential. I am confident that we will continue to realize this potential for the benefit of all Noranda shareholders, stakeholders and business partners. We are looking forward to an exciting and prosperous future.

On behalf of the Board of Directors,

Derek Pannell
President and Chief Executive Officer
February 3, 2005

2005 Goals

Noranda's goals in 2005 continue to tie in with our overall four-point strategy of value enhancement for our shareholders. We expect to deliver on numerous projects and objectives under these goals within each of our four business units.

Continue to Improve Operating Base

1. Expand Six Sigma coverage and enhance cost position at each operation
2. Further improve health and safety performance at all operations

Extract Full Benefit from Assets

3. Maximize production at existing operations to leverage exposure to higher metal prices
4. Further develop our human resources and ability to attract and retain top performers

Strengthen Financial Position

5. Maintain strong balance sheet, enabling us to pursue growth opportunities
6. Manage capital investment to maximize returns

Pursue Focused and Disciplined Growth

7. Maintain profile as a preferred exploration and development partner and continue to seek partnership opportunities
8. Continue to apply Stage Gate project advancement and capital spending controls
9. Deliver capital projects on budget and on schedule

Metals Outlook 2005


COPPER

Copper prices to remain high as deficit persists and stocks remain low.

As a result of the higher prices, global copper mine production is forecast to increase by a further 1.6 million tonnes in 2005, with the continued ramp-up of brownfield expansions and the commissioning of a number of greenfield projects. With supply pipelines replenished and improved concentrate availability, global refined metal production is also forecast to increase 1.6 million tonnes. In 2005, growth in copper consumption is forecast to slow somewhat from the very high level witnessed in 2004 to a still healthy 4.4%, reflecting moderating demand in China and the United States. The projected market deficit is currently 170,000 tonnes for the year. Copper prices can be expected to remain at historically high levels while the supply/demand deficit is projected to persist in 2005.


NICKEL

Nickel market to remain volatile and vulnerable to supply-side disruptions.

Current nickel-market fundamentals project a tight market again in 2005, with an expected deficit of 10,000 tonnes. Nickel production is set to increase. However, with no major new projects expected to come on stream until 2006, supply will remain constrained. On the demand side, stainless steel production growth is forecast at 6.3%, while the high-nickel-alloy market is also expected to grow at an accelerated rate. As stainless steel scrap volumes have been drawn down, the availability of scrap is not anticipated to keep pace with new production. In China, rising nickel imports point to consumer restocking and improved demand. Given the continued outlook for strong nickel demand versus a backdrop of supply-side constraints and low inventories, the nickel price likely will remain volatile within a historically high range. Nickel prices should remain well supported, as the market remains vulnerable to supply-side disruptions.


ZINC

Zinc demand growth to be above average, especially in Asia.

For 2005, the zinc market is expected to continue to tighten due to a combination of supply and demand drivers. Global mine concentrate supplies will constrain refined zinc production, while smelter capacity will remain under-utilized. Years of low zinc prices and under-investment in zinc exploration – combined with financial losses, restructuring and industry consolidation – have contributed to a lack of immediately available new zinc mine start-ups and/or new output. As a result, significant refined metal deficits are expected to persist through 2005 and 2006. Demand growth is forecast to remain above-average in Asia, especially in China where infrastructure advancement continues. LME stocks are forecast to decrease significantly again in 2005. The combination of the above factors suggests increasing zinc prices in 2005. Subsequent to the year end, zinc prices have reached levels not seen in seven years.


ALUMINUM

Significant aluminum supply/demand deficit forecast for 2005.

Price-supportive supply-demand fundamentals are expected to continue to characterize the aluminum outlook for 2005. Recent actions by the Chinese central government to more closely regulate investments in energy-intensive industries should slow down the rate of growth in Chinese aluminum production and exports of primary metal.

The global aluminum market is projected to be in deficit again in 2005, with estimates ranging from 400,000 to 500,000 tonnes. While demand growth continues, supply growth will remain constrained by elevated alumina prices and higher energy costs. These cost constraints are forecast to continue well into 2005 and should prove positive for aluminum prices. The lower U.S. dollar also will continue to lend support to the aluminum price. Aluminum prices continue to reach levels not seen in ten years.

Growth Opportunities

Noranda possesses an impressive growth portfolio. This pipeline of projects is primed by early-stage exploration and business development activities. As well as maintaining an extensive exploration program, Noranda's focused business development team and internationally experienced project management team ensure that projects traveling through the growth pipeline are critically evaluated as regards market, schedule, budget and risk criteria. The projects already assembled represent a primary source of growth for the Company for years to come.



Copper
Collahuasi, Chile △
Lomas Bayas, Chile △
El Morro, Chile ○
West Wall, Chile ○
El Pachón, Argentina ○
Frieda River, Papua New Guinea ○
Nickel
Montcalm, Ontario, Canada ▲
Nickel Rim South, Ontario, Canada ▲
Fraser Morgan, Ontario, Canada ▲
Koniambo, New Caledonia ●
Raglan, Nunavik, Canada ▲
Zinc
Lady Loretta, Australia ○
Lennard Shelf, Australia △
Perseverance, Quebec, Canada △
Aluminum
Alumysa, Chile (North) ○
Legend
▲ Brownfield
● Greenfield

Brownfield Projects

Noranda is presently reviewing several expansion projects. Brownfield projects benefit from existing or available infrastructure, have a better risk profile and generally have lower construction and training costs per unit capacity.



Lomas Bayas copper mine, Chile – A new cathode production record of 62,041 tonnes was set in 2004.

Copper

Collahuasi, Chile – The Collahuasi mine is the fourth-largest copper mine in the world, with vast reserves and resources. A scoping study to review a second expansion of mining output is underway. Water rights have been secured to support a 175,000 tonne-per-year capacity addition. Production start-up might be expected in 2008 and could increase Collahuasi's total copper production to approximately 675,000 tonnes per year. The estimated cost of construction will be communicated once the pre-feasibility study is completed. The construction of a molybdenum recovery circuit with an annual capacity of 12,000 tonnes was approved in the fourth quarter of 2004. With increasing grades of molybdenum expected as the Rosario pit is deepened, Collahuasi's by-product revenues will significantly lower the mine's cash costs. This new molybdenum production will augment Noranda's existing molybdenum production from the Antamina mine.

Lomas Bayas, Chile – An economic review of an adjacent deposit is virtually complete and a decision on a 30,000 tonne-per-year expansion will be made during the first half of 2005. The deposit's main features are its large size and its location only three kilometres from existing operations to which it can easily be integrated. The expansion would also increase the life span of Lomas Bayas by five years to 2020, while decreasing net operating costs.

Altonorte, Chile – The Altonorte copper smelter has initiated the conversion of an existing roaster to treat up to 10,000 tonnes per year of molybdenum concentrates. This capacity equates to an estimated 5,000 tonnes per year of saleable molybdenum contained in molybdenum trioxide.

Nickel

Nickel Rim South, Sudbury, Canada – An underground definition and development program was initiated in the spring of 2004 at this high-grade deposit near the existing Sudbury milling and smelting operations. Construction of an exploration shaft and adit have progressed on time and on budget. The discovery of this deposit has significantly improved the Company's resource profile in the Sudbury basin and supports continued production from the Sudbury smelter for the next 20 years.

Raglan, Nunavik, Canada – Successful exploration has enabled us to systematically maintain or increase reserves, year after year since start-up in 1998, such that a 20% capacity expansion can be justified. The recently initiated conversion to a semi-autogenous grinding mill will provide additional milling capacity by year end. Further debottlenecking of the plant to increase production by 20% to 30% will take place over the next 18 to 24 months. A scoping study is underway which will help develop a clearer understanding of this increasingly important mining camp and evaluate future growth scenarios.

Falcondo, Bonao, Dominican Republic – This ferronickel operation is currently being studied for a 6,000 tonne-per-year or 20% capacity expansion. The scoping study is expected to be completed by year-end 2005. If approved, reductions to the cash cost of this operation would be expected and revenues would be enhanced by the strong nickel price environment.

Fraser Morgan, Sudbury, Canada – Exploration results have been encouraging in 2004 and the total measured and indicated resources now amount to 4.9 million tonnes grading 1.8% nickel and 0.56% copper, with further indicated resources of 2.1 million tonnes. Availability of underground and surface infrastructure will shorten development. A pre-feasibility study is underway and is expected to be completed in the first half of 2005. Encouraging results in the Company's Sudbury area drilling program continue to reaffirm the local exploration and resource potential.

Zinc

Lennard Shelf, Australia – By acquiring a 50% earn-in right, Noranda has aligned itself with another world-class partner, Teck Cominco. The mining operations are presently under care and maintenance and the partners are conducting a long-term exploration program. A re-evaluation of this project and zinc and lead market conditions by end of year 2005 will determine the next steps. The partners are continuing to apply a disciplined approach to bringing this operation back on line.

Perseverance, Matagami, Canada – This deposit comprises three small, high-grade zinc/copper lenses situated six kilometres from our existing Matagami concentrator. Noranda owns a 90% interest in the property. In 2004, Noranda updated a feasibility study for the development of the project. Development of the mine and commercial production of zinc concentrate can be completed in two years by utilizing the existing Matagami camp infrastructure. The mine would produce 75,000 tonnes of zinc-in-concentrate for six or more years with a very attractive internal rate of return. As zinc market fundamentals continue to improve, the timing of this project will be reviewed.



Raglan nickel mine, Nunavik – The AG to SAG milling circuit conversion that is underway will enable a 33% increase in mine output.



Nickel Rim South nickel project, Sudbury – Vent shaft galloway assembly and installation progressed to plan in 2004.

Partnering for Success

Existing Operations	Noranda Ownership	Partners	Metal
Collahuasi, Chile	44%*	Anglo American PLC (44%), Mitsui Corporation and others (12%)	Copper
Antamina, Peru	33.75%	BHP Billiton PLC (33.75%), Teck Cominco Limited (22.5%) and Mitsubishi Corporation (10%)	Copper/zinc
Falcondo, Dominican Republic	85.26%*	Government of Dominican Republic (10%), Redstone Resources Inc. (4.1%)	Ferronickel
Louvicourt, Quebec	28%	Aur Resources (30%), Teck Cominco (25%)	Copper/zinc
Lennard Shelf, Australia	50%	Teck Cominco (50%)	Zinc/lead
Perseverance, Quebec	90%	Société de Développement de la Baie James (10% or 2.5% NSR)	Zinc

* Owned through Falconbridge Limited

Greenfield Projects

Greenfield projects provide an opportunity to grow in new areas, but require the development of new infrastructure. These resources are continuing to be explored and analyzed with a view to bring them into future commercial production.



West Wall copper project, Chile – With an active drilling program underway, Noranda will vest 50% ownership of this promising property in 2005.

Copper

El Pachón, Argentina – Acquired for $30 million and now owned 100% by Noranda, El Pachón is a highly attractive copper mine development project situated less than five kilometres from the Chilean border and the Las Pelambres copper mine. It features a high-grade core, unusually low strip ratio and favourable metallurgical recoveries which will substantially reduce mining and capital costs. The orebody has the potential to produce over 200,000 tonnes of copper-in-concentrate per year over a life of more than 20 years. A feasibility study is being updated based on the results of an extensive drilling program. The recent Mining Integration Treaty between Argentina and Chile will allow the development of the mine through Chile. El Pachón would also benefit from by-product molybdenum recoveries.

El Morro, Region III, Chile – Favourably situated close to two copper smelters, the deposit is a large porphyry with high gold co-product credits resulting in low net copper cash costs. It has inferred resources of 466 million tonnes grading 0.70% copper and 0.50 gram of gold per tonne. El Morro also features a high-grade resource core and a low pre-stripping ratio. The property has further exploration potential as the orebody remains open at depth. Noranda can earn 70% ownership.

West Wall, Region IV, Chile – In 2005, Noranda is expected to vest 50% ownership in this copper porphyry. With an active drilling program currently underway, this property is a top exploration priority in the Noranda project pipeline.

Frieda River, Papua New Guinea – Frieda River is one of the world's largest undeveloped copper and gold deposits. Noranda accelerated its exploration activities in 2004 and has reported very encouraging exploration results. A revised resource estimate is scheduled for completion in the first half of 2005. Noranda can earn 72% ownership.

Nickel

Koniambo, New Caledonia – One of the world's best undeveloped nickel deposits, the project would be developed in partnership with an investment arm of the North Province, Société Minière du Sud Pacifique (SMSP). The Bankable Feasibility Study is now complete and is being assessed by the partners for the development of the 60,000 tonne-per-year nickel in ferronickel mining and smelting complex. Earliest start-up date for the project would be in late 2009.

The deposit consists of two ore types, saprolite and limonite. The measured plus indicated resources total 142.1 million tonnes at 2.13% nickel. Together with the additional inferred resources of 156 million tonnes at 2.2% nickel, Koniambo is one of the world's largest and highest grade nickel laterite deposits. The process that would be used to produce ferronickel from the saprolite deposit is an update of the smelting process used at the Company's Falcondo operation, where we have 30 years' experience working with laterite ores.

While the major components of the project have not changed from the pre-feasibility study, changes in foreign currency and rising costs of materials have increased the capital cost of this project (see Management's Discussion and Analysis, page 21). The project includes a 390 megawatt power facility, a metallurgical plant, mine development and other infrastructure such as the port and road facility.

The Company is currently finalizing the financing for this project and continues to hold discussions with its partner and with the French government to determine their level of financial support.

Zinc

Lady Loretta, Australia – Noranda owns a 75% joint-venture interest in the Lady Loretta deposit, located close to the Mt. Isa, Queensland camp. The orebody has measured and indicated resources of 11.6 million tonnes grading 16.1% zinc and 5.7% lead. A feasibility study has been completed with estimated production of more than 125,000 tonnes of zinc-in-concentrate and 40,000 tonnes of lead-in-concentrate over more than ten years.



Koniambo ferronickel project, New Caledonia – With the Bankable Feasibility Study completed, the Company and its partners are focusing on the financing structure for this world-class property.



El Morro copper/gold mine, Chile – Using conventional mining and milling technology, this deposit has a projected operating capability of 145,000 tonnes per year of contained copper.

Partnering for Success

Project	Noranda Ownership	Partners	Metal
West Wall, Chile	50-60% earn-in	Anglo American PLC (30%)	Copper
El Morro, Chile	70% earn-in	Metallica Resources Inc. (30%)	Copper/gold
Frieda River, Papua New Guinea	72%	Highlands Pacific Limited	Copper
Koniambo, New Caledonia	49%*	Société Minière du Sud Pacifique (51%)	Ferronickel
Lady Loretta, Australia	75%	Buka Minerals Limited	Zinc

* Owned through Falconbridge Limited

A Continuing Focus on Exploration

Exploration is a key component of the Company's business strategy and an area where Noranda continues to invest significant resources to increase copper, nickel and zinc mineral inventories. Our exploration focus is on properties in known areas of mineralization or in proximity to current operations and hence more likely to benefit from existing infrastructure. The exploration group has also leveraged its own financial and land resources through partnerships with more than 50 other mining and exploration companies in 12 countries. By leveraging our resources into partnerships, we have effectively increased our opportunities and the likelihood of finding high quality resources. The Company remains confident in its ability to replenish reserves and find new resources.

Exploration Partners

Name	Metal	Location	Name	Metal	Location
Abitibi-Consolidated Inc.	Cu-Zn	Ontario	Metco Resources Inc.	Cu-Au	Quebec
Alexis Minerals Corp.	Cu-Zn	Quebec	Mid-North Resources Ltd.	Ni	Manitoba
Altius Minerals Corp.	Cu-Zn	Newfoundland	Metallica Resources Inc.	Cu-Au	Chile
Apex Minerals NL	Cu-Au	China	Minco Ireland Ltd.	Zn-Pb	Ireland
Aur Resources	Cu-Zn	Newfoundland	Minera Anglo American Chile Ltda	Cu-Mo	Chile
Aurora Platinum Corp.	Ni	Ontario	Monster Copper Corp.	Cu-Au	Brazil
Beaufield Consol. Resources Inc.	Cu-Zn	Quebec	Mountain Lake Resources Inc.	Au	Newfoundland
Blackstone Ventures Inc.	Ni	Ontario / Norway	Nikos Explorations Ltd.	Cu-Zn	Ontario
Buka Minerals Ltd.	Zn	Australia	Novicourt Inc.	Cu-Zn, Cu-Au	Quebec / Brazil
Cambior Inc.	Cu-Au	Quebec	Nuinsco Resources Ltd.	Ni-Cu, Cu-Au	Ont. / Que. / Turkey
Commander Resources Ltd.	Ni, Au	Nunavut	OMRD Frieda Co. Ltd.	Cu-Au	Papua New Guinea
Cornerstone Resources Inc.	Ni	Labrador	Pacific North West Capital Corp.	Ni-Cu	Ontario
Crowflight Minerals Inc.	Ni	Manitoba	Phelps Dodge Corp.	Cu-Au	Brazil
Discovery Nickel Ltd.	Ni	Botswana / Australia	Royal Roads Corp.	Cu-Zn	Newfoundland
Donner Minerals Ltd.	Ni	Man. / Nun. / Labr.	Seabridge Gold Inc.	Cu	British Columbia
Eastmain Resources Inc.	Cu-Zn	Ontario / Quebec	SLAM Exploration Ltd.	Pb, Zn, Cu	New Brunswick
Exco Resources NL	Cu-Au, Zn	Australia	Soc. de Dev. de la Baie James	Cu-Zn	Quebec
Explorers Alliance Corp.	Cu-Zn	Ontario	Soquem Inc.	Ni, Cu-Zn	Quebec
First Nickel Inc.	Ni	Ontario	Strongbow Exploration Inc.	Cu-Pb-Zn	Nunavut
Global Nickel plc.	Ni	Norway	Teck Cominco Ltd.	Zn	Australia / Ontario
Gold Fields Do Brasil			Terra Nova Gold Corp.	Cu	Mexico
Mineracao Ltda	Au-Cu	Brazil	Tribute Minerals Corp.	Cu-Pb-Zn	Ontario
Highlands Pacific Ltd.	Cu-Au	PNG	Unitronix Corporation	Cu-Zn	Ontario
Impala Platinum Holdings Ltd.	PGM	Brazil, South Africa	Ursa Major Minerals Inc.	Ni	Ontario
INCO Ltd.	Ni	Ontario	Virginia Gold Mines Inc.	Cu-Zn	Quebec
Linear Gold Corp.	Cu-Mo	Ontario	Vismand Exploration Inc.	Cu-Zn	Ontario
Messina Minerals Inc.	Cu-Zn	Newfoundland	Wallbridge Mining Company Ltd.	Ni, Cu-Zn	Ontario

Financial Section

Corporate Overview

Noranda is a leading copper and nickel producer with investments in integrated zinc and aluminum assets. The Company employs approximately 16,000 people at its operations and offices in 18 countries. Noranda's common shares are listed on both the New York and Toronto Stock Exchanges under the symbol NRD.

Noranda's goal is to deliver superior returns to shareholders by owning, developing and efficiently managing fully-integrated copper, nickel, zinc and aluminum operations.

Contents

Management's Discussion and Analysis provides a review of the performance of Noranda Inc. and its wholly-owned subsidiaries and its partially-owned subsidiaries, joint ventures and associated companies. Performance for 2004 is compared with 2003, and issues and risks that can be expected to impact on future operations are discussed. These issues and risks may cause actual results to differ materially from those described in forward-looking statements contained in Management's Discussion and Analysis. Where used, the words "anticipate", "expect", "intend", "should" and similar expressions are intended to identify forward-looking statements.

Management's Discussion and Analysis

The following analysis and discussion of the Company's activities take into account management's knowledge of all material facts and events up to and including February 3, 2005.

Selected Annual Information

The analysis contained herein is based upon the financial position, results of operations and cash flows of the Company in accordance with Canadian Generally Accepted Accounting Principles. The Company's functional reporting currency was converted to U.S. dollars on July 1, 2003 and unless otherwise noted, all amounts in this report are expressed in U.S. dollars.

$ millions, except per share data	2004	2003	2002
Results of operations			
Revenues	$ 6,978	$ 4,657	$ 3,873
Income generated by operating assets[1]	1,380	397	151
Net income (loss)	551	23	(414)
Net income (loss) per common share	$ 1.78	$ —	$ (1.79)
Cash flow			
Cash flow from operations	$ 1,191	$ 413	$ 380
Investment in growth projects	432	307	382
Sustaining capital expenditures	234	182	146
Dividends per common share	Cdn$ 0.48	Cdn$ 0.64	Cdn$ 0.80
Financial position			
Cash and short-term investments	$ 884	$ 630	$ 293
Operating capital assets	4,870	4,765	4,722
Development projects	1,166	973	603
Total assets	9,611	8,328	7,172
Long-term debt	2,638	2,893	3,014
Shareholders' equity	3,059	2,597	1,831
Net-debt-to-total-capitalization ratio	35%	43%	54%

(1) Defined as earnings before interest, corporate and general administration, research, development, exploration, minority interest, taxes, gains net of restructuring costs and other.

Noranda is a global integrated metals producer focused on the extraction and processing of copper and nickel, and has investments in zinc and aluminum producing assets. Noranda is focused on increasing the profitability of its core operations through cost reductions and capacity expansions while identifying and defining orebodies for future development.

Total revenues have increased from $3.9 billion for the year ended December 31, 2002 to almost $7.0 billion for the year ended December 31, 2004 primarily due to the significant increase in realized metal prices during that period. Since 2002, average copper prices realized increased from $0.74/lb. to $0.82/lb. for the year ended December 31, 2003, and rising to $1.30/lb. for the year ended December 31, 2004. Prices realized for nickel increased from $3.14/lb. in 2002, to $4.40/lb. in 2003, with realized prices in 2004 averaging $6.40/lb. Prices realized for zinc increased from $0.40/lb. in 2002, to $0.43/lb. in 2003, with realized prices in 2004 averaging $0.52/lb. Prices realized for aluminum increased from $0.65/lb. in 2002, to $0.68/lb. in 2003, with realized prices in 2004 averaging $0.84/lb. Prices for by-product materials such as lead, cobalt and precious metals, which are found and processed in conjunction with our core metals, have also experienced similar price increases during these periods.

Production of nickel, zinc and aluminum all increased in 2003 over 2002 levels, while copper declined slightly due to grade reductions at Collahuasi and decreased copper production from the Antamina copper-zinc deposit, where higher zinc-yielding ore was mined, offsetting reduced copper production with increased zinc recoveries. During 2004, mined copper production increased 14% due to the impact of expansions at Collahuasi and the accessing of the high-grade copper zone at Antamina. Nickel and aluminum production also increased during 2004, while zinc production declined due to the closure of the Bell Allard mine at Matagami, Quebec, which ceased production in October 2004. Zinc production from Antamina also declined as production was shifted to high-grade copper zones following the removal of sediment in June 2004. Further information on production levels is found on page 87 of this report.

The increase in production and metals prices, coupled with the various cost reduction initiatives yielded an increase in net income per common share from a loss of $1.79 for the year ended December 31, 2002, to net income per common share of $1.78 for the year ended December 31, 2004. Offsetting the impact of price increases and cost containment initiatives was the influence of rising energy costs across all elements of the operations and the impact of the weakening of the U.S. dollar relative to both the Canadian dollar and Chilean peso, thereby increasing operating costs in those jurisdictions relative to our U.S. dollar revenue base. Approximately 50% of Noranda's operating costs are incurred in Canadian dollars.

Total assets have increased from $7.2 billion at December 31, 2002 to in excess of $9.6 billion at December 31, 2004 due to the following:

- Increased investment in production expansion projects to enhance the Company's operating base, which has seen in excess of $1.0 billion in investment since December 31, 2002
- Increased investment in working capital investment due to higher realized prices and increased production levels
- Increased cash retained due to higher earnings levels

Long-term financial liabilities have declined from $3.0 billion at December 31, 2002 to $2.6 billion primarily due to the use of operating cash flow to reduce overall consolidated leverage ratios, despite increased capacity investment.

Corporate Developments

During the third quarter of 2004, Noranda announced that it entered into exclusive negotiations with China Minmetals concerning a proposal from Minmetals to acquire 100% of the outstanding common shares of Noranda. Noranda's exclusive negotiations with China Minmetals ended on November 16, 2004. While discussions with China Minmetals are currently continuing on a non-exclusive basis, the Special Committee of the Noranda Board of Directors now has the opportunity to advance other alternatives, both on a stand-alone basis and with other parties.

Asset Profile

Noranda's consolidated assets totaled $9.6 billion as at December 31, 2004 on a book-value basis compared with $8.3 billion at the end of 2003. The increase is primarily due to the investment of additional capital in both completing and advancing brownfield expansion development projects and income generated in excess of debt repaid. Total revenues increased to $7.0 billion during 2004, an increase of $2.3 billion over the $4.7 billion in revenue generated in 2003, due to stronger metal prices and higher production levels. Noranda generated net income of $551 million, or $1.75 per share on a diluted basis, an increase of $528 million from the net income of $23 million, or nil per share on a diluted basis in 2003. The improved results were attributed to higher base metal prices, increased production levels and a lower cost structure in 2004. This was partially offset by the impact of the stronger Canadian dollar relative to the U.S. currency, which increased Canadian-based operating costs when converted to U.S. dollars.

At December 31, 2004, Noranda held cash and cash equivalents of $884 million as a result of improved operating cash flows. During 2004, Noranda's consolidated net debt to capitalization declined by over 800 basis points to 35%. Cash resources, combined with undrawn credit facilities of over $1.7 billion, provide the Company with sufficient liquidity to complete its development projects, pursue new investment and development opportunities currently contemplated and repay near-term debt maturities.

Operating Assets

Of the $9.6 billion of assets, the book value of capital assets which are currently contributing to earnings totaled $4.9 billion, while projects under development, which are not currently contributing to earnings, totaled $1.2 billion. Combined, these assets represent 63% of the total asset base of the Company. During 2004, Noranda completed the construction of the Collahuasi expansion. This project, which was completed ahead of schedule and below budget, resulted in $272 million being transferred from projects under development to operating capital assets. The operating assets are distributed in the Company's core metals as follows:

$ millions	2004	2003
Operating capital assets		
Copper	$ 2,890	$ 2,757
Nickel	1,078	1,107
Zinc	158	234
Aluminum	702	579
Other	42	88
Total	$ 4,870	$ 4,765

Capacity Enhancements

Since 1998, Noranda has invested significant capital in the expansion of its operating capacity with the addition of world-class, low-cost assets and the improvement of existing operations. The Company increased its copper, nickel and zinc mineral reserves, enhanced its copper and nickel processing capacity, expanded its primary and fabricated production capacity and acquired bauxite mining and alumina refining assets to fully integrate its aluminum operations. These investments have substantially increased the Company's baseline earnings and its leverage to metal prices. The following is a summary of these initiatives and their impact on Noranda.

Business	Initiative	Impact	Completed
Copper	Collahuasi mine	Additional reserves of 2,010 million tonnes grading 0.83% copper	1998
	Antamina mine	Additional reserves of 559 million tonnes grading 1.23% copper and 1.03% zinc	2001
	Lomas Bayas	Additional reserves of 397 million tonnes grading 0.32% copper	2001
	Recycling plant – Tennessee	Additional throughput capacity of 20,000 tonnes	2001
	Altonorte smelter expansion	Additional throughput capacity of 440,000 tonnes	2003
	Recycling plant – Ontario	Annual throughput capacity of over 5,000 tonnes of electronic recyclables	2003
	Collahuasi	Completed the Ujina-Rosario transition and Phase II expansion project, began molybdenum recovery circuit	2004
Nickel	Raglan mine	Additional reserves of 22.1 million tonnes grading 3.12% nickel	1998
	Nikkelverk refinery expansion	Increased throughput capacity by 23% to 85,000 tonnes	2001
	Montcalm mine	Developed deposit and began mining reserves of 5.1 million tonnes grading 1.46% nickel and 0.71% copper.	2004
Aluminum	Primary aluminum expansion	Increased annual production capacity by 15% to 250,000 tonnes	2001
	Huntingdon foil plant	Additional 125,000 tonnes of production capacity	2002
	New Madrid Smelter	Renewed operating permit that will allow a 2% higher rate of capacity utilization, providing another 5,000 – 6,000 tonnes per year of output	2004

Projects Under Development

Investments in development projects at the end of the year totaled $1,166 million, an increase of $193 million since December 31, 2003, primarily due to capital invested in brownfield expansions offset by the completion of the Collahuasi mine expansion in 2004. The Collahuasi transition/expansion project increased the mine's concentrator design capacity to 110,000 tonnes per day from 70,000 tonnes per day. This capacity increase will help compensate for an expected decline in ore grade and thereby enable Collahuasi to maintain copper production at current levels. Kidd Creek Mine D gave access to an additional 9.1 million tonnes of reserves and 15.3 tonnes of resources. While the future annual production level of the Kidd Creek mine is expected to be similar to that of 2003, the cost structure will be lower and significantly more stable. Total investments in the Collahuasi and Kidd projects during 2004 totaled $65 million and $127 million, respectively.

Nickel and copper mining remains the focus of the Company's growth program. As shown in the following table, Noranda has expansion projects that are currently under development in both these commodities.

Projects Under Development – Capital Spending 2004

	Noranda Inc.'s Beneficial Interests	Book Value at Dec. 31, 2003	Expenditures	Transferred to Operating Assets	Book Value at Dec. 31, 2004
	(%)	($ millions)	($ millions)	($ millions)	($ millions)
Copper					
Collahuasi	25.9	$ 207	$ 65	$ (272)	$ —
Kidd Creek Mine D, Ontario	58.8	277	127	—	404
Nickel					
Koniambo, New Caledonia	28.8	123	57	—	180
Nickel Rim South, Ontario	58.8	5	96	—	101
Other	—	361	120	—	481
Total		$ 973	$ 465	$ (272)	$ 1,166

Kidd Mine D

At Kidd Mine D, work is progressing as planned as Kidd continues to develop the Mine Depth extension of the Kidd orebody. Mine D will allow the mine to produce 2.4 million tonnes of ore annually once in full production. Shaft progress advanced to 93% of plan and is now below the 8800 level. The Operations group has assumed control of the Block 1 Ore Handling System. Production began in late 2004. In 2004, $127 million, including capitalized interest was spent on Mine D development, with a total of $404 million spent to date. The cost of Mine D Stage I has been estimated at $500 million, excluding capitalized interest.

Montcalm

The Montcalm nickel project, near Timmins, Ontario, was completed in December 2004 after an investment of $75 million. This project is expected to add 8,000 to 9,000 tonnes of nickel production on an annual basis at an operating cost of $2.47/lb.

Nickel Rim South

The Nickel Rim South project is progressing on schedule and within budget. Site preparation, services and installation of electrical systems were completed in 2004. Both the vent shaft and main shaft construction programs are on track. The updated inferred mineral resource estimate at December 31, 2004 was 13.4 million tonnes grading 1.8% nickel and 3.3% copper with significant platinum and palladium.

Koniambo

Work continued throughout the year on the Koniambo ferronickel project in the Northern Province of New Caledonia, near the provincial capital of Kone. At a 1.5% nickel cut-off grade, the deposit contains measured plus indicated resources totaling 142.1 million tonnes at 2.13% nickel. Together with additional inferred resources of 156 million tonnes at 2.2% nickel, Koniambo is one of the world's largest and highest grade nickel laterite deposits. At a 2.0% nickel cut-off grade, the deposit contains measured plus indicated resources of 75.6 million tonnes at 2.47% nickel. In addition, the project has an inferred limonite resource estimated at 100 million tonnes at 1.6% nickel and 0.2% cobalt that could be developed at a later date.

In 1998, Falconbridge entered into a joint-venture agreement with Société Minière du Sud Pacifique S.A. (SMSP) and its controlling shareholder, Société de Financement et d'Investissement de la Province Nord, for the evaluation and development of the 60,000-tonne per year nickel in ferronickel mining and smelting complex. By signing its joint-venture agreement with SMSP, Falconbridge became SMSP's approved industrial partner under the Bercy Accord, with titles to the Koniambo orebody held in escrow until the conditions of the Bercy Accord are met. Upon satisfaction of the conditions in the Bercy Accord, SMSP and Falconbridge are to receive a 51% and 49% interest, respectively, in the Project. The two conditions precedent are: 1) the completion of a positive technical study, and 2) firm orders of $100 million related to the project. These conditions must be met before the expiry of the Bercy Accord on January 1, 2006.

The Bankable Feasibility Study (BFS) on the Koniambo ferronickel project was completed in late 2004.

The BFS has increased the level of project definition, with engineering increasing from approximately 10% to 25%. Substantial analysis has been completed on many aspects of the project and included extensive third-party reviews. The project scope has remained essentially unchanged, with the work performed in the pre-feasibility study validated through the completion of the BFS. The costs of the inputs have increased as a result of changes in foreign currency exchange rates, and increased service and raw materials costs. As a result, the estimated capital cost of the project has increased to $2.2 billion. Working capital, cost escalation from 2004 to start-up, financing and arrangement fees and interest costs, for a total of approximately $500 million of other costs, are not included in the $2.2 billion. This cost estimate compares with a pre-feasibility estimate of $1.6 billion (in 2002 dollars). Estimated operating costs have increased to $1.65/lb., from $1.27/lb.

The capital cost of $2.2 billion includes the construction of a $600 million power station with an installed generating capacity of 390 MW. The remaining $1.6 billion relates to the metallurgical plant, mine development and other infrastructure such as the port and road facilities.

With the Bankable Feasibility Study completed, the Company and its partners SMSP and the French government are focused on finalizing the financing structure for this project. The implementation approach to this project continues to be assessed, with earliest possible start-up in 2009.

If developed, Koniambo would be one of the largest nickel producers in the world with initial production of 60,000 tonnes per year. In addition, future expansion could take advantage of the large resource base, which has an estimated life in excess of 50 years.

Other Development Opportunities

In addition to the previous summary of projects, there are attractive opportunities to expand the mines and extend the copper mineral reserves efficiently with minimal capital investment at the currently operating Collahuasi, Lomas Bayas and Antamina copper mines. These development opportunities are generally lower-risk in nature as they are typically integrated with current operations in known environments and geological areas. Similarly, in the vicinity of the Sudbury operations and the Raglan mine, exploration efforts have identified several areas to add to the nickel reserves and further extend the mines' lives. While the scope of the opportunities have not, in all cases, been identified, they present an option to ensure the Company maintains and enhances its future production profile. The following is a list of some of those opportunities:

Brownfield Opportunities

Brownfield development sites represent expansions to existing operations which have a reduced risk profile due to their proximity to existing infrastructure and known geological composition. These developments also usually require less capital than new operating environments and remain a key focus for near-term investment, including:

Copper	
Altonorte smelter, Chile	Conversion of idle existing roasters to treat molybdenum concentrates and produce finished molybdite (MoO_3).
Collahuasi mine, Chile	Studying Phase 3 production capacity expansion that would add 175,000 tonnes per year copper-in-concentrate production; implementing a molybdenum recovery circuit for concentrate production.
Lomas Bayas mine, Chile	Studying adjacent Fortuna de Cobre deposit for possible additional 30,000 tonnes per year copper cathode production; would extend existing Lomas Bayas mine life to 20 years. Measured and indicated resources of 470 million tonnes grading 0.29% copper with an additional inferred resources of 150 million tonnes.
Nickel	
Fraser Morgan mine, Canada	Exploring this Sudbury area deposit that can be accessed from existing infrastructure. Measured and indicated resources of 4.9 million tonnes grading 1.80% nickel and 0.56% copper with additional inferred resources of 2.1 million tonnes.
Raglan mine, Canada	Phase I milling circuit modifications completed; Phase II engineering project is underway to assess changes to the grinding circuit that would enable a production rate of 1.2 million tonnes of ore per year. Extensive exploration program in progress to evaluate further growth scenarios.
Falcondo, Dominican Republic	Studying the opportunity to increase annual ferronickel production by 6,000 tonnes of contained nickel, an addition of approximately 25% of current output.
Montcalm, Ontario	Evaluating the possibility of increasing the annual mining rate from 750,000 tonnes of ore to one million tonnes per year.
Zinc	
Lennard Shelf mine, Australia	Evaluating options and timing to restart this currently idle mine. Measured and indicated resources of 2.8 million tonnes grading 8.47% zinc and 1.96% lead.
Perseverance mine, Canada	Evaluating options and timing to develop this Matagami camp deposit. Measured and indicated resources of 5.12 million tonnes grading 15.82% zinc and 1.24% copper; could utilize existing mill and concentrator infrastructure.

Greenfield Opportunities

Greenfield opportunities, or those potential projects which are located in regions where Noranda does not currently operate, represent significant growth potential to Noranda. Projects currently being reviewed for development are as follows:

Copper	
El Pachón, Argentina	A very large and promising deposit with measured and indicated resources of 724 million tonnes grading 0.65% copper; capable of producing approximately 200,000 tonnes per year of copper-in-concentrate.
El Morro, Chile	A porphyry copper deposit with inferred resources of 466 million tonnes grading 0.61% copper and 0.50 grams per tonne gold.
West Wall, Chile	With an active drilling program underway, Noranda will vest 50% ownership in this promising copper porphyry in 2005.
Frieda River, Papua New Guinea	The Frieda River project contains three significant copper deposits. Currently the focus of exploration is on the Nena deposit. With measured and indicated resources of 50 million tonnes grading 2.21% copper and 0.60 grams per tonne gold, this deposit is being further explored to expand and improve precision of the resource estimates.
Zinc	
Lady Loretta, Australia	Studying the optimal timing to develop this deposit. Located near the Mt. Isa camp in a known area of mineralization. Measured and indicated resources of 11.6 million tonnes grading 16.1% zinc and 5.7% lead.

Planned Capital Investments

Capital investments for 2005 are expected to total $681 million as the development of the Nickel Rim South and other Brownfield expansions are advanced towards operating status. Additional capital will be spent on Koniambo during the year to advance engineering of the project. Sustaining capital expenditures average approximately $200 million annually. All of the currently projected capital investments can be funded from the current capital structure. Noranda's capital investment projections and its major components are shown in the following table.

			Capital Investments		
Metal	Growth Project	Impact	2004	2005F	2006F
				($ millions)	
Copper	Kidd Mine D	Existing mine deepening to provide access to additional 15.3 million tonnes of inferred reserves with 3.0% copper and 4.6% zinc.	$ 127	$ 86	$ 65
Nickel	Nickel Rim South	Potential new nickel/copper mine with inferred resources of 13.4 million tonnes of 1.8% nickel and 3.3% copper and significant platinum group metals; 5-year development timeframe.	96	61	75
	Koniambo	Potential new nickel mine envisioning a 60,000 tonne-per-year operation. Measured and indicated resources of 142 million tonnes grading 2.13% nickel.	57	146	70
	Raglan	Increase milling capacity by 40% to enable mine output increase.	—	21	38
	Other		152	102	69
			432	416	317
Sustaining Capital			234	265	226
Total Capital Investments			$ 666	$ 681	$ 543

F: Forecast

Risk Assessment and Reduction in the Evaluation, Selection and Implementation of Projects

Noranda's preference for lower-risk brownfield expansion projects provides inherent risk reduction due to the Company's knowledge of the environment in which the expansion project is to be undertaken and its ability to tap into existing human and physical resources. Where Noranda chooses to invest and grow via the development of greenfield projects, away from existing infrastructure, risk assessment and reduction is a top priority.

Managing Project Evaluation, Selection and Implementation

Noranda has taken several steps to ensure the success of all its current and future capital projects including the following:

- Creation of a highly-experienced projects group with world-class leaders dedicated to securing the investment performance of major capital projects
- Implementation of Six Sigma-based Stage Gate process for project evaluation. This process is a disciplined system which addresses and quantifies key sources of project impact and risk in support of management decision making
- Addition of parameters in the Stage Gate process that measure social, business and strategic elements
- Recognition of investment returns as the primary metric of project success
- Assignment of accountability

Exploration

The objectives of the exploration team are aligned with those of the copper, nickel and zinc business units and are aligned with the corporate strategy of focusing primarily on copper and nickel growth opportunities worldwide. The Company's goal is to be the most valued and sought after partner in the mining and metals business. The Company's approach is one of consistently being a fair and honest partner, complemented by strong technical skills and a solid track record with a "win-win" philosophy. Joint-venture arrangements are pursued with both junior and senior mining companies to increase the level of focused exploration activity, thereby sharing cost and risk, and improving the likelihood of success. The exploration team is supported by an experienced mergers and acquisitions team and a strong project engineering team with significant experience building mines around the world.

As a Founding Patron of the Association of Professional Geoscientists of Ontario and a Founding Partner of the Prospector and Developers Association of Canada's Environmental Excellence in Exploration initiative, the team of geoscientists is committed to being fully compliant with National Instrument 43-101 requirements and in consistently conducting safe and environmentally responsible global exploration.

The exploration team consists of 107 employees, including 87 geologists and geophysicists. Noranda forecasts exploration expenditures for 2005 at $46.2 million compared to $42.5 million invested in 2004. Exploration activity is primarily focused on Canada, Chile, Brazil, Mexico, Norway, Australia, Africa, Papua New Guinea and China.

Interesting 2004 exploration results that will be pursued further in 2005 include:

1. A new nickel sulphide discovery east of Fraser Mine at Sudbury, Ontario, referred to as Fraser-Morgan West.
2. A new nickel sulphide discovery in Norway, a joint venture with Blackstone Ventures Inc.
3. The discovery of a new zinc occurrence at Matagami, Quebec.
4. Encouraging copper intersections at the Frieda River project in PNG, a joint venture with Highlands Pacific Limited.

Planned 2005 exploration also includes 8,000-metre diamond-drilling programs at each of two porphyry copper projects in Chile: the West Wall project, a joint venture with Anglo American, and the El Morro project, a joint venture with Metallica Resources.

Results of Operations

Net income for the year ended December 31, 2004 was $551 million or $1.75 per common share on a diluted basis, compared with a net income of $23 million or $0.00 per share for 2003. The significant improvement in 2004 results is due to higher average realized prices for all four primary metals as well as by-products, and strong operational performance from each business unit. Net income in 2004 included a gain of $80 million on the settlement of a favourable alumina purchase agreement offset by an asset impairment provision of $50 million realized against the assets of American Racing. In 2003, net income included a gain of $38 million pre-tax on the sale of the remaining priority units of the Noranda Income Fund and other investments. This was offset by $66 million pre-tax of restructuring costs related to the shut-down of unprofitable operations.

Revenues increased to $7.0 billion in 2004, an increase of 49% over 2003 revenues of $4.7 billion due to additional capacity brought on stream, and higher realized prices during 2004. Income generated by operating assets increased to $1,380 million in 2004 compared to $397 million in 2003. The contribution from operating assets is expected to rise as capacity expansions begin contributing to operating earnings in 2005 and beyond.

$ millions, except per share information	2004	2003
Revenue	$ 6,978	$ 4,657
Operating expenses		
Cost of operations	2,094	1,948
Purchased raw materials	3,005	1,822
Depreciation, amortization and reclamation	499	490
Total operating expenses	5,598	4,260
Income generated by operating assets	1,380	397
Corporate costs(1)	232	238
Minority interest	297	88
(Gain) loss net of restructuring costs and other	(33)	28
Taxes	333	20
Net income	551	23
Deduct		
Preferred share dividends	20	21
Interest on convertible debentures	3	3
Income (loss) available to common shareholders – basic	528	(1)
Impact of convertible debentures	3	—
Income (loss) available to common shareholders – diluted	531	(1)
Basic weighted average number of shares – 000s	296,246	261,618
Diluted weighted average number of shares – 000s	303,790	261,618
Basic earnings per common share	$ 1.78	—
Diluted earnings per common share	$ 1.75	—

(1) Corporate costs include interest, corporate and general administration, research, development and exploration costs.

Average Realized Prices

Average realized prices during 2004 and 2003, as well as estimated current realized prices which will positively impact 2005, are as follows:

$ per pound	Estimated Current Price*	2004	2003
Copper	$ 1.50	$ 1.30	$ 0.82
Nickel	$ 7.10	$ 6.40	$ 4.40
Zinc	$ 0.62	$ 0.52	$ 0.43
Aluminum	$ 0.88	$ 0.84	$ 0.68
Lead	$ 0.45	$ 0.43	$ 0.27
Cobalt	$ 18.60	$ 22.48	$ 9.42
Molybdenum	$ 30.00	$ 14.09	$ 4.51

*As at February 23, 2005

Cost of operations increased to $2.1 billion, a 7% increase from 2003 levels of $1.9 billion, largely as a result of the strength of the Canadian dollar relative to the U.S. dollar, and increasing energy costs throughout the operations. Approximately 50% of the Company's operating costs are incurred in Canadian dollars. Purchased raw materials, including costs incurred to purchase custom feed, increased to $3.0 billion in 2004 from $1.8 billion in 2003, due to higher average metal prices paid for in purchased feeds. The settlement price for purchased custom feed is based on metal content and the prevailing market prices of the metals at the time of settlement.

With the addition of new mine capacity to Noranda's operating base, the Company's net income sensitivity to improvement in metal prices has increased significantly. The following table shows the annualized impact on Noranda's net income from changes in metals prices and the U.S./Canadian dollar exchange rate.

	Change in US$/lb.	Impact on	
	Price	Net income	Income per share
		($ millions)	
Copper	$ 0.05	$ 29	$ 0.10
Nickel	$ 0.50	$ 35	$ 0.12
Zinc	$ 0.05	$ 32	$ 0.11
Aluminum	$ 0.05	$ 19	$ 0.06
Lead	$ 0.05	$ 5	$ 0.02
Exchange rate Cdn$ = US$	$ 0.01	$ 5	$ 0.02

Integrated Operations

As an integrated producer of metals, Noranda's operations include mines and metallurgical facilities which provide the Company with maximum flexibility in both minimizing costs and maximizing operating performance by processing its own ores. This integration also reduces the Company's exposure to treatment charge fluctuations and shipping rate volatility on a consolidated basis.

When milling, smelting or refining capacity exceeds the Company's own mine production, Noranda acquires third-party ores to utilize this capacity and realize incremental treatment charges. These treatment charges provide incremental income to the Company and absorb fixed costs at metallurgical sites, with custom milling and refining operations being conducted throughout the Company as capacity allows. Operations conducting custom feed processing of copper and nickel feeds are located in North and South America and Norway. This integration allows Noranda to maintain some of the lowest cash cost operations in the industry. The flexibility of the processing facilities also enables the Company to treat complex ore which may otherwise render a deposit uneconomic due to high treatment costs. The Company also fixes the sulphur content of the ores that it treats at its metallurgical sites and produces sulphuric acid as a marketable by-product, which provides incremental revenues that help reduce cash operating costs at current sulphuric acid price levels.

The price paid to suppliers of these custom feed ores varies with the prevailing price of the metals being treated, and as such, Noranda's exposure to increasing metals prices is primarily based upon its own mine production. Noranda's continued focus on the identification and development of long-life, high-quality copper and nickel mining assets will continue to increase its leverage to copper and nickel. Current metallurgical sites provide a source of treatment charge revenue and act as a hedge for the Company on the fluctuations in market treatment charges.

Integrated cash costs are calculated as follows:

	Copper (Integrated)		Nickel (Integrated)		Zinc (Mining)		Aluminum [1] (Smelting)	
$ millions, except as noted	2004	2003	2004	2003	2004	2003	2004	2003
Cost of operations, as reported	$ 841	$ 710	$ 615	$ 587	$ 158	$ 204	$ 282	$ 263
Non-mining costs	—	—	—	—	(73)	(71)	—	—
By-product and processing credits	(613)	(463)	(206)	(144)	(68)	(45)	(76)	(50)
Processing fee on sale of concentrates	125	82	—	—	127	112	—	—
Purchases of raw materials	—	—	—	—	—	—	103	86
Other operating and non-cash costs	(2)	(6)	106	25	72	31	12	7
Cash costs – net	$ 351	$ 323	$ 515	$ 468	$ 216	$ 231	$ 321	$ 306
Volumes – (000s lbs.) [2]	921,900	798,035	176,030	168,609	684,530	733,603	548,900	543,964
Cash cost per pound – $ [3]	0.38	0.40	2.93	2.78	0.32	0.32	0.58	0.56

Copper: Income Generated By Operating Assets – % of total


49%

Copper Mine Life
(est. years)


40+
20+
15+
10+
Collahuasi
Antamina
Lomas Bayas
Kidd Creek

Copper: Income Generated By Operating Assets
($ millions)


673
170
03
04

(1) Represents Primary operations only: Aluminum segment cost of operations reported for 2004 totals $420 million (2003 – $388 million), which includes foil processing and other costs of $138 million (2003 – $125 million).

(2) Volumes as shown are based on production, except for Aluminum business, which represent shipments of primary aluminum.

(3) While not defined under generally accepted accounting principles ("GAAP"), this measure is based on practices used in the mining and metals industry. It is not intended to be considered as an alternative to determining "cost of operations" as determined under GAAP.

Copper

The Copper Business is a fully-integrated producer of copper metal and concentrate, precious metals and sulphuric acid. It comprises mostly long-life, low-cost mines located primarily in South America. They include Noranda's interest in the Antamina copper and zinc mine in Peru, the Collahuasi and Lomas Bayas mines in Chile and the Kidd Creek mine in Ontario, Canada. In addition to these mines, the operations include the Altonorte copper smelter in Chile, as well as refining, smelting and recycling facilities in Canada and the U.S. The Copper Business also operates one of the world's largest electronic scrap collection and smelting/refining operations and provides end-of-life electronics disposal services for companies like Hewlett Packard. As discussed previously, there are several potential brownfield and greenfield expansion opportunities which can further increase earnings from this business.

	2004	2003
Revenues – $ millions	3,630	2,147
Purchased raw materials – $ millions	1,882	1,067
Operating cash cost** – per pound of copper	$ 0.38	$ 0.40
Income generated by operating assets – $ millions	673	170
Sales and throughput (000 tonnes)*		
Copper-in-concentrates	275	212
Copper metal	612	604
Zinc metal	135	111
Zinc-in-concentrates	52	100
Sulphuric acid	749	651
Concentrate processed	1,810	1,793

* 100% basis except for Collahuasi (44%) and Antamina (33.75%).

** Includes all cash production and selling costs, net of by-product credits, but excludes interest, corporate, research, exploration costs and custom feed profits. Continuing costs incurred during shutdowns or strikes are excluded.

Revenues: For the year, consolidated revenues for the Copper Business were $3.63 billion, an increase of 69% over the $2.15 billion for the same period of 2003. Higher copper sales and metal prices and by-product revenues accounted for the increase as well as increased production levels of copper as expansions at Collahuasi and the completion of the removal of sediment from the high-grade copper zone at Antamina led the increase in production. The realized copper price averaged $1.30/lb. compared to $0.82/lb. in 2003.

Costs: Total Copper Business operating expenses totaled $2,957 million in 2004 versus $1,977 million in 2003. Cost of operations totaled $841 million in 2004 versus $710 million in 2003. Cost of purchased raw materials increased to $1,882 million from $1,067 million, a 76% increase year-over-year due to higher metal prices. In 2004, the operating cash cost of producing a pound of copper was $0.38/lb. versus $0.40/lb. in 2003.

Income generated by operating assets: In 2004, the Copper Business operating income was $673 million compared to $170 million in the same period for 2003. The $503 million increase was mainly attributable to higher realized prices and production volumes.

Production: For 2004, mined copper production totaled 430,391 tonnes compared to 360,602 tonnes respectively, during 2003. Production was higher due to the completion of the Collahuasi expansion and open pit transition project, the removal of lake sediment at the Antamina mine allowing access to better copper grades, and due to the record production at the Lomas Bayas operation.

Mined zinc-in-concentrate in 2004 totaled 152,004 tonnes versus 197,950 tonnes in 2003. Zinc concentrate volumes declined due to lower zinc output from the Antamina mine as high-grade copper zones were mined instead.

Refined copper cathode volumes were 491,624 tonnes versus 456,111 tonnes 2003. Refined zinc volumes in 2004 were 121,557 tonnes versus 94,719 tonnes in 2003. The positive copper variance in 2004 reflects significantly higher copper cathode production from the CCR refinery due mostly to higher copper anode production at the Horne smelter.

Nickel

The Nickel Business comprises nickel mines and processing facilities in Sudbury, Montcalm and Raglan, Canada, a refinery in Kristiansand, Norway, described as the Integrated Nickel Operations (INO), and a ferronickel operation at Falcondo in the Dominican Republic. Mine concentrate is acquired from both the Company's mining operations and through purchases of custom feeds. The business produces and sells ferronickel and refines and markets nickel, copper, cobalt and significant quantities of precious and platinum group metals. Nickel exploration and new mine development is one of the core growth focuses for the company.

	2004	2003
Revenues – $ millions	1,835	1,298
Purchased raw materials – $ millions	447	280
Operating cash cost – per pound of nickel	$ 2.57	$ 2.64
Operating cash cost – per pound of ferronickel	$ 3.50	$ 3.04
Income generated by operating assets – $ millions	637	291
Sales (000 tonnes) – 100% basis		
Nickel	71	79
Ferronickel	29	27
Cobalt	4	3

Revenues: For 2004, consolidated revenues for the Nickel Business were $1.84 billion, an increase of 42% over the $1.30 billion recorded in 2003. At INO, sales volumes of nickel and copper decreased by 10% and 14%, respectively, in 2004 as a result of lower metal deliveries resulting from the strike at Sudbury Operations and reductions from custom shippers. Cobalt sales increased 7% from 2003 levels due to increases in production related to custom feeds. At Falcondo, sales volumes increased 7% to 28,936 tonnes from 27,133 tonnes in 2003. The realized ferronickel price increased 52% in 2004, compared to 2003. Realized nickel prices of $6.40/lb. increased by 45% compared with $4.40/lb. in 2003. Realized cobalt prices increased by 139% versus 2003.

Costs: Total nickel operating expenses totaled $1,198 million in 2004 versus $1,007 million in 2003. Cost of nickel operations totaled $615 million in 2004 versus $587 million in 2003, an increase of $28 million. Cost of purchased raw materials increased from $280 million to $447 million due to higher metal prices. The operating cash cost per pound of mined nickel for all of Falconbridge was $2.93 in 2004, compared with $2.78 in 2003. At INO, in 2004 the operating cash cost of producing a pound of nickel from INO mines was $2.57. The $0.07, or 3%, decrease from 2003 costs was the result of increased mine production and higher by-product credits due to the increase in metal prices which offset the impact of the stronger Canadian dollar, increased costs to access the ore at the Canadian operations and lower ore grades. At Falcondo, operating cash cost per pound of ferronickel was $3.50 in 2004, compared with $3.04 in 2003. The increase in costs was largely due to the increase in the oil price and costs for extra power generation during periods of power plant maintenance. Oil costs rose from $29.42 per barrel in 2003 to $36.63 in 2004.

Income generated by operating assets: For 2004, the operating income was $637 million compared with $291 million for 2003. The $346 million increase was mainly due to higher metal prices and lower depreciation and amortization charges, which were offset by lower sales volumes for nickel

Nickel: Income Generated By Operating Assets – % of total


46%

Nickel Mine Life
(est. years)


20+
20+
Integrated Nickel Operations (Sudbury and Raglan)
Falcondo

Nickel: Income Generated By Operating Assets
($ millions)


637
291
03
04

and copper, increased administrative charges and higher unit costs, again caused in part by the strengthening of the Canadian dollar.

Production: Refined nickel production totaled 100,887 tonnes in 2004, compared to 104,410 tonnes in the same period in 2003. During 2004, Sudbury mines nickel production was 22,602 tonnes, compared with 24,143 tonnes in 2003. The reduction in nickel production was attributable to the strike in the first quarter of 2004 and the subsequent ramp-up of production (which reduced the annual production by 3,500 tonnes). For 2004, Raglan nickel-in-concentrate production was 26,552 tonnes, compared with 25,110 tonnes of nickel in 2003. Increased ore tonnages offset the impact of lower ore grades. In Sudbury, smelter production of nickel-in-matte was 52,595 tonnes in 2004 compared with 59,831 tonnes in 2003, largely as a result of the strike at Sudbury and lower concentrate grades. At Nikkelverk, 2004 nickel production of 71,410 tonnes was lower than the 77,183 tonnes produced in 2003 due to lower shipments of material from Sudbury. Nikkelverk cobalt production set a new record at 4,670 tonnes. The Falcondo ferronickel operation increased production by 8% to 29,477 tonnes of nickel in ferronickel compared to 27,227 tonnes in 2003.

Zinc Mine Life
(est. years)


5+
Brunswick

Includes Brunswick Mine only and none of the resources at development projects.

Zinc

In 2004, the Zinc Business included the Brunswick mine and the Brunswick lead metallurgical operations (lead smelter, lead refinery and silver refinery), the Bell Allard mine (which was depleted and permanently closed in October), General Smelting (alloy foundry), the NorFalco sulphuric acid marketing operations, sales offices in Independence, Ohio and Zug, Switzerland, and Noranda's 25% interest in the Canadian Electrolytic Zinc refinery held through the Noranda Income Fund. The Zinc Business is a fully-integrated operation that produces and sells zinc and lead concentrates and refines and markets zinc and lead metal and a significant amount of by-product silver and sulphuric acid.

	2004	2003
Revenues – $ millions	415	363
Purchased raw materials – $ millions	187	155
Operating cash cost – per pound of zinc	$ 0.32	$ 0.32
Income generated by operating assets	14	(60)
Sales (000 tonnes)		
Zinc-in-concentrates	293	335
Lead metal	83	60

Zinc: Income Generated By Operating Assets
($ millions)


14
-60
03
04

Revenues: For the year, consolidated revenues for the Zinc Business increased 14% to $415 million from $363 million in 2003. Sales volumes of zinc-in-concentrate decreased in 2004 by 13% from 292,512 tonnes compared to 335,059 tonnes in 2003, principally due to the closure of the Bell Allard mine in October 2004. Lead metal sales volumes increased in 2004 by 38% to 83,194 from 60,452 tonnes in 2003. The increase in lead metal sales is primarily due to a shorter seasonal shutdown in 2004 versus 2003.

Costs: Total Zinc Business operating expenses totaled $401 million in 2004, a decrease from $423 million in 2003. Cost of zinc operations totaled $158 million in 2004 versus $204 million in 2003, a decrease of $46 million. Cost of purchased raw materials increased from $155 million to $187 million due to higher metal prices. In 2004, the operating cash cost of producing a pound of zinc was $0.32, unchanged from 2003. Costs remain unchanged from the same period last year with higher by-product revenue offsetting increased transportation and smelting charges.

Income generated by operating assets: For 2004, the Zinc Business operating income was $14 million compared with a loss of $60 million for 2003. The $74 million increase was mainly due to higher metal prices, which were offset by lower sales volumes and the negative effect of the stronger Canadian dollar on costs.

Production: During 2004, contained zinc in mine production was 366,969 tonnes in 2004, compared to 396,136 tonnes in 2003. Brunswick Mine production was 268,068 tonnes zinc-in-concentrate, compared with 286,457 tonnes zinc-in-concentrate in 2003. The decrease in zinc production was attributable to ore pass operating issues during the fourth quarter of 2004. Bell Allard mine production during 2004 was 98,901 tonnes zinc-in-concentrate, compared with 109,679 tonnes zinc-in-concentrate in 2003. The decrease in 2004 was due to the closure of Bell Allard in October 2004 due to the depletion of reserves and planned closure of the mine. During 2004, Brunswick Smelter consumed 205,473 tonnes of feed, compared to 153,207 tonnes of feed in 2003. Refined lead production totaled 83,829 tonnes in 2004 versus 60,776 tonnes in 2003, an increase of 38% for the year. The increase during 2004 was due to the earlier re-start of the smelter following its seasonal shutdown.

Aluminum

Noranda's aluminum operations consist of a primary aluminum reduction facility, accounting for 10% of aluminum production in the U.S., and four modern aluminum rolling mills, capable of producing a variety of foil and sheet products to fulfill numerous applications. During 2004, the foil operations supplied in excess of 22% of North American demand for foil sheet. In addition to these smelting and rolling mill assets, in 2004, Noranda acquired a 50% interest in the former Kaiser Aluminum Gramercy alumina refinery in Gramercy, Louisiana and the St. Ann bauxite mine in St. Ann, Jamaica. The Gramercy alumina refinery is the primary source of feed for Noranda's primary aluminum smelter located in New Madrid, Missouri. Noranda now has the benefit of being a fully-integrated aluminum producer and has gained full leverage to aluminum prices.

Aluminum: Income Generated By Operating Assets – % of Total


6%

	2004	2003
Revenues – $ millions	935	686
Purchased raw materials – $ millions	388	236
Average fabricating spread – per pound of foil	$ 0.42	$ 0.44
Operating cash cost – per pound of aluminum	$ 0.58	$ 0.56
Income generated by operating assets – $ millions	89	20
Sales (000 tonnes)		
Primary aluminum	249	247
Aluminum foil	174	147

Revenues: For the year, consolidated revenues for the Aluminum Business increased 36%, to $935 million from $686 million in 2003. Primary sales volumes increased slightly over 2003. Realized mid-west prices in 2004 increased by 24% to $0.84/lb. from $0.68/lb. in 2003. For the rolled products division, sales were up by 18% for the year. Overall weighted fabrication spreads were down a little over one cent, or 2% from 2003 levels, due entirely to a change in product mix towards heavier-gauge products. This change in product mix also reduced conversion costs by 8% year-over-year.

Aluminum: Income Generated By Operating Assets
($ millions)


89
20
03
04

Costs: Total Aluminum Business operating expenses totaled $846 million in 2004 versus $666 million in 2003. Cost of aluminum operations totaled $420 million in 2004 versus $388 million in 2003, an increase of $32 million. Cost of purchased raw materials increased to $388 million from $236 million due to higher metal prices. For the year, the net operating cash cost at the primary division was $0.58/lb. compared with $0.56/lb. in 2003. Higher power costs in 2004 more than offset the positive impact of higher volumes and improved metal premiums. Unit costs at the rolled products division declined by 8%, due entirely to higher volumes, especially at the Huntingdon West plant.

Income generated by operating assets: For 2004, operating income for the Aluminum Business was $89 million compared with $20 million for 2003. The increase was mainly due to higher metal prices, higher volumes in both the primary and rolled products divisions, and higher value-added margins.

Production: For the year 2004, production of primary aluminum was 247,472 tonnes in 2004, compared to 244,044 tonnes in the same period in 2003. For the rolled products operations, shipments were 173,853 tonnes compared with 146,716 tonnes in 2003.

Other Income and Expenses

Interest expense decreased to $119 million in 2004, a decrease of 8% over $129 million in 2003 due to lower average debt levels and interest rates below the levels of 2003.

Corporate and general administration costs as well as research and development costs remained relatively unchanged over 2003 levels, and are expected to decline marginally in the near term as the Company continues to pursue cost reductions.

Minority interest in earnings increased to $297 million in 2004, up from $88 million in 2003 due to the higher contribution to earnings of the Nickel Business unit, which is 58.8% owned by Noranda.

Tax expense increased to $333 million in 2004 reflecting the increased profitability of the Company in 2004, as compared to a tax expense of $20 million on a consolidated basis in 2003.

Pre-tax restructuring costs incurred and gains on sale of investments in 2004 and 2003 are as follows:

For the year ended December 31	2004	2003
Gain on alumina contract settlement	$ (80)	$ —
American Racing Equipment impairment charge	50	—
Magnesium closure costs	—	33
Restructuring costs	3	33
Gain on sale of units in Noranda Income Fund	—	(35)
Gain on sale of investments and other	(6)	(3)
	$ (33)	$ 28

The gain on contract settlement recorded in 2004 reflects the fair value at the time of termination of the alumina supply contract in the Company's alumina operations. The amount of the gain was capitalized to the carried value of the assets received and is allotted to capital assets. The contract, originally signed in June 2000 provided the full alumina requirement of the New Madrid smelter until the year 2010 at a price equal to 12.35% of the then prevailing LME price for aluminum. The counterparty to the contract agreed to transfer ownership of the alumina refinery in Gramercy, Louisiana, and a 25% interest in the St. Ann bauxite mine in Jamaica in exchange for cancellation of the contract plus $11.5 million in cash.

Noranda recorded an impairment charge of $50 million against the carried value of the Company's investment in American Racing.

Fourth Quarter 2004 Results

Quarterly Earnings

Net income for the fourth quarter of 2004 was $158 million, or $0.50 per share on a diluted basis compared to $55 million or $0.18 per share on a diluted basis for the same period in 2003. This increase was as a result of significantly higher metal prices realized in the fourth quarter of 2004 versus 2003 offset by the impact of a strong Canadian dollar. Realized copper prices increased to $1.43/lb. in the fourth quarter of 2004 compared with $0.93/lb. realized in the same period of 2003, while nickel prices realized in the fourth quarter of 2004 averaged $6.45/lb. versus $5.57/lb. realized in the fourth quarter of 2003. Zinc prices realized in the fourth quarter of 2004 averaged $0.56/lb. versus $0.47/lb. realized in the fourth quarter of 2003, while realized aluminum prices increased to $0.89/lb. in the fourth quarter of 2004 compared with $0.71/lb. realized in the same period of 2003.

$ millions, except per share data	Q1	Q2	Q3	Q4	2004	Q1	Q2	Q3	Q4	2003
Results of Operations										
Revenues	1,653	1,694	1,716	1,915	6,978	1,056	1,112	1,165	1,324	4,657
Cost of operations	467	539	515	573	2,094	469	502	497	480	1,948
Purchased raw materials	711	749	705	840	3,005	414	421	496	491	1,822
Depreciation, amortization and accretion	117	126	119	137	499	114	127	121	128	490
Income generated by operating assets	358	280	377	365	1,380	59	62	51	225	397
Interest expense	25	36	31	27	119	38	36	33	22	129
Corporate and general administration	13	15	17	21	66	13	14	12	19	58
Research, development and exploration	7	12	14	14	47	8	12	14	17	51
Minority interest in earnings of subsidiaries	79	64	76	78	297	16	18	11	43	88
[illegible]efore undernoted	234	153	239	225	851	(16)	(18)	(19)	124	71
[illegible] net of restructuring costs [illegible] other	(5)	(12)	7	(23)	(33)	30	15	(36)	19	28
Tax expense (recovery)	86	58	99	90	333	(6)	(23)	(1)	50	20
Net income (loss)	153	107	133	158	551	(40)	(10)	18	55	23
Earnings (loss) per common share	$ 0.50	$ 0.34	$ 0.43	$ 0.51	$ 1.78	$ (0.18)	$ (0.08)	$ 0.04	$ 0.18	$ —

Copper

Revenues: For the fourth quarter of 2004, consolidated revenues of $1,009 million increased 59% from $633 million in the fourth quarter of 2003. The increase reflects higher average realized copper, zinc and precious metal prices, and higher copper sales volumes, mostly from the Antamina and Collahuasi mines. Total sales of copper during the quarter were 242,627 tonnes versus 233,685 tonnes in the same period in 2003. Increased sales of copper from Antamina and Collahuasi were offset by decreased sales of Altonorte anodes and Horne concentrates. Increased sales of zinc metal from Kidd Creek were offset by decreased sales of zinc-in-concentrate from Antamina. The realized copper price of $1.43/lb. increased by 54% in the quarter compared to $0.93/lb. realized in the same period in 2003.

Costs: Total operating expenses increased to $839 million from $546 million in the fourth quarter of 2003. Cost of operations increased to $239 million from $199 million in the same period last year, while cost of purchased raw materials increased to $534 million from $301 million in the fourth quarter of 2003. Cost of raw materials increased due to the rise in copper prices. The operating cash cost of producing a pound of copper in the fourth quarter of 2004 increased to $0.43/lb. from $0.39/lb. in the fourth quarter of 2003.

Operating income: Operating income for the Copper Business in fourth quarter 2004 increased to $170 million from $87 million a year ago due to the impact of higher copper, zinc and precious metal prices and higher copper sales volumes. Offsetting the stronger revenues were increased costs resulting from the impact of a weaker U.S. dollar on Canadian and South American operating costs.

Production: During the fourth quarter of 2004, copper mine production from Canadian and South American operations totaled 117,450 tonnes, compared to 90,914 tonnes a year ago. Significant increases in mined copper output were achieved at the Antamina and Collahuasi mines. Refined copper production was 133,843 tonnes of copper cathode in the fourth quarter of 2004 versus 130,122 tonnes in the fourth quarter of 2003. Zinc-in-concentrate production at Kidd Creek increased to 30,761 tonnes from 18,095 tonnes in the fourth quarter of 2003, while zinc-in-concentrate production at Antamina decreased to 8,193 tonnes from 31,799 tonnes due to a shift in the mine plan towards higher copper ores.

Nickel

Revenues: For the fourth quarter of 2004, consolidated revenues of $499 million increased from $411 million in the fourth quarter of 2003. Sales volumes of nickel decreased 3% to 19,799 tonnes from 20,468 tonnes in the fourth quarter of 2003. At Falcondo, ferronickel sales volumes increased by 20% to 8,104 tonnes from 6,781 tonnes in the fourth quarter of 2003. Fourth quarter 2004 copper sales volumes of 12,521 tonnes decreased 24% from 16,506 tonnes in the same period a year ago as a result of lower copper production due to lower ore grades from the mines and reduced feed from custom shippers. Cobalt sales volumes increased by 19% to 1,072 tonnes in response to higher deliveries from custom shippers. Realized nickel prices of $6.45/lb. increased by 16% in the quarter compared with $5.57/lb. in the same period in 2003. Realized ferronickel prices of $6.42/lb. increased by 23% in the quarter compared with $5.21/lb. in the same period in 2003. Precious metal revenues increased by $7 million in the fourth quarter of 2004 compared to the same period in 2003.

Costs: Total operating expenses increased to $331 million from $270 million in the fourth quarter of 2003. Cost of operations increased to $178 million from $129 million in the same period last year, while cost of purchased raw materials increased to $105 million from $101 million in the fourth quarter of 2003. The operating cash cost per pound of mined nickel for all of Falconbridge (including INO and Falcondo) was $3.05 in the fourth quarter of 2004, compared with $[illegible] the same period in 2003. The operating cash cost of producing a pound of nickel from INO [illegible] mines, was $2.46. The $0.62/lb., or 20%, decrease from the 2003 costs was the result of increased mine production and higher by-product credits due to the increase in metal prices, which offset the impact of the stronger Canadian dollar, increased costs to access the ore at the Canadian operations and lower ore grades. Falcondo's operating cash cost per pound of ferronickel increased by 35% in the fourth quarter of 2004 to $4.17, mainly due to the increase in oil prices and maintenance costs. Oil costs rose from $28.53 per barrel in the fourth quarter of 2003 to $42.34 in the most recent quarter.

Income generated by operating assets: Fourth quarter operating income for the Nickel Business totaled $168 million, compared to $141 million in the fourth quarter of 2003. The $27 million increase was mainly due to the impact of nickel, copper and cobalt prices, and increased cobalt and precious metal sales volumes, which were offset by the impact of lower nickel and copper sales volumes, increased depreciation and amortization charges and higher unit costs, caused in part by the strengthening of the Canadian dollar.

Production: Total mined nickel production was 13,881 tonnes during the quarter versus 11,286 tonnes during the same period in 2003. Sudbury mines production was 5,674 tonnes of nickel and 6,775 tonnes of copper during the fourth quarter of 2004, which was essentially the same as the fourth quarter of 2003. At Raglan, nickel-in-concentrate production in the quarter was 6,683 tonnes and copper production was 1,734 tonnes, compared with 5,616 tonnes of nickel and 1,518 tonnes of copper in 2003. The increases in production were due to the increase in mined ore tonnages, which more than offset the reduced ore grades. At the Sudbury smelter, nickel-in-matte production in the fourth quarter of 2004 increased to 18,053 tonnes from 17,774 tonnes in the same period of 2003, as a result of the treatment of higher concentrate tonnages with lower feed grades. Total refined nickel production was 27,632 tonnes in the fourth quarter of 2004, compared to 27,058 tonnes in the same period in 2003. At Nikkelverk, fourth-quarter refined nickel production level of 20,458 tonnes was essentially the same as in 2003. In the fourth quarter of 2004, Falcondo produced 7,174 tonnes of nickel in ferronickel, an 11% increase from 6,490 tonnes in the fourth quarter of 2003.

Zinc

Revenues: Total zinc revenues increased to $119 million or 53% higher than $78 million recorded during the fourth quarter of 2003. In the fourth quarter of 2004, sales volumes of zinc-in-concentrates decreased 22% to 64,785 tonnes from 82,873 tonnes in the fourth quarter of 2003. The decrease in zinc concentrate sales reflects the closure of the Bell Allard mine in October 2004. Fourth quarter 2004 lead metal sales doubled to 23,139 tonnes from 11,609 tonnes in the same period a year ago, as full smelter production was resumed in the fourth quarter, after a reduced summer outage in 2004 versus 2003. The average realized price per pound of zinc during the fourth quarter was $0.56/lb. versus $0.47/lb. in the same period last year. The average realized price per pound of lead during the fourth quarter was $0.46/lb. versus $0.33/lb. in the same period last year.

Costs: Total operating expenses increased to $114 million from $81 million in the fourth quarter of 2003. Cost of operations decreased to $45 million from $47 million in the same period last year, while cost of purchased raw materials increased to $60 million from $17 million in the fourth quarter of 2003. Cost of raw materials increased along with the rise in zinc and lead prices. The operating cash cost per pound of mined zinc was $0.32 in the fourth quarter of 2004, unchanged from $0.33 for the same period in 2003.

Income generated by operating assets: The fourth quarter 2004 operating income of the Zinc Business was $5 million compared with a loss of $3 million for the fourth quarter of 2003. The $8 million increase was due to the impact of higher metal prices and decreased depreciation and amortization charges which were offset by the impact of lower sales volumes, and an unfavourable impact on costs due to the foreign exchange variance caused by the strengthening of the Canadian dollar.

Production: Contained zinc production was 74,886 tonnes in the fourth quarter of 2004, compared to 102,936 tonnes in the same period in 2003. The decrease in sales is primarily attributable to the planned closure of the Bell Allard mine in October and partially due to ore pass availability issues at the Brunswick mine, which have since been resolved. Brunswick mine production was 67,589 tonnes of zinc-in-concentrate during the fourth quarter of 2004 compared to 72,088 tonnes zinc-in-concentrate for the same period of 2003. Bell Allard mine production was 7,297 tonnes of zinc concentrate during the fourth quarter of 2004 compared to 30,848 tonnes zinc-in-concentrate for the same period of 2003.

The Brunswick lead smelter consumed 61,690 tonnes of lead concentrates and secondaries during the fourth quarter of 2004, compared to 38,825 tonnes during the same period in 2003. Lead metal production was 25,892 tonnes in the fourth quarter of 2004, compared to 12,988 tonnes in the same period in 2003. The increased feed consumption and lead metal output at the Brunswick Smelter is due to the earlier re-start of operations following the seasonal shutdown.

Aluminum

Revenues: Total aluminum revenues increased to $257 million or 50% higher than $171 million recorded during the fourth quarter of 2003. Sales volumes of primary aluminum decreased 5% to 61,662 tonnes from 64,795 tonnes in the fourth quarter of 2003. Fourth quarter 2004 rolled products sales volumes of 42,011 tonnes increased by 23% from 34,267 tonnes in the same period a year ago as a result of the continued ramp-up of the new Huntingdon, TN, West plant and strong product demand. The realized primary aluminum price of $0.89/lb. increased by 25% in the quarter compared with $0.71/lb. in the same period in 2003.

Costs: Total operating expenses increased to $228 million from $169 million in the fourth quarter of 2003. Cost of operations decreased to $102 million from $106 million in the same period last year, while cost of purchased raw materials increased to $116 million from $53 million in the fourth quarter of 2003. Cost of raw materials increased along with the rise in aluminum prices. The operating cash cost per pound of primary aluminum metal, net of metal premiums and by-product credits was $0.57 in the fourth quarter of 2004, unchanged from $0.61 for the same period in 2003. The cost per pound at the rolled products division was 20% lower in the fourth quarter of 2004 compared with the same period in 2003.

Income generated by operating assets: Fourth quarter 2004 operating income for the Aluminum Business was $29 million compared with $2 million for the fourth quarter of 2003. The $27 million increase was mainly due to the impact of higher metal prices, higher volumes and increased metal premiums and fabrication margins.

Production: In the fourth quarter of 2004, primary aluminum production of 62,302 tonnes, compared to 60,985 tonnes in the same period in 2003. For the rolled products operations, shipments were 42,011 tonnes for the fourth quarter compared with 34,267 tonnes for the 2003 fourth quarter.

Financial Position and Liquidity

Noranda maintains long-term credit arrangements and relationships with a variety of financial institutions and investors in order to facilitate its ongoing access to domestic and international financial markets to meet its funding requirements. Noranda's future financial requirements related to debt maturities, operating costs, the projects currently under development and other capital investments will be funded primarily from a combination of existing cash balances, committed bank lines, operating cash flows, project financings and new borrowings. Given the current outlook for its principal products and operating cash flow, the Company does not foresee issuing equity to enhance liquidity.

Working capital, excluding cash, short-term investments and short-term indebtedness, increased to $1,119 million from $852 million at the end of 2003. During the year, Noranda continued to improve its balance sheet and operating capacity to support its strategic objective of maintaining an investment-grade credit rating. This will allow the Company to benefit more fully from improving fundamentals in the copper and nickel sectors. During 2004, the Company:

- Arranged $295 million of three-year revolving credit facilities with six banks.
- Repaid the $300 million 8 1/8% debenture maturity.

Cash and cash equivalents and short-term investments at December 31, 2004 totaled $884 million compared to $630 million at December 31, 2003. In addition to its cash balances, Noranda's liquidity and financial flexibility is augmented by revolving credit facilities. Committed lines of credit at December 31, 2004 totaled $1,112 million of which $246 million had been drawn or utilized. These lines of credit are primarily with various Canadian chartered banks and syndicates of U.S. and international banks. These bank facilities currently have committed terms of up to three years and are unsecured.

Long-term debt, excluding the amount due in less than one year, amounted to $2,638 million at December 31, 2004 compared to $2,893 million a year earlier. The Company and its partially-owned subsidiary currently have $250 million and $600 million, respectively, available for public debt issuance under shelf prospectuses filed in September 2003 and January 2004, respectively. Noranda continues to monitor capital markets worldwide, seeking opportunities to diversify its financing sources. At December 31, 2004, Noranda's consolidated net-debt-to-total-capitalization ratio was 35% compared to 43% at December 31, 2003.

"Net-debt-to-total-capitalization" can be calculated as follows:

($ millions)		Dec. 31, 2004	Dec. 31, 2003
Long-term debt		$ 2,638	$ 2,893
Debt due within one year		570	431
Cash, cash equivalents and short-term investments		(884)	(630)
Net debt	(1)	2,324	2,694
Interests of other shareholders		1,197	919
Shareholders' equity		3,059	2,597
Stockholders' interests (equity)	(2)	4,256	3,516
Total capitalization	(3)=(1)+(2)	6,580	6,210
Net-debt-to-total-capitalization ratio (*)	(1)/(3)	35%	43%

(*) The measure of "net-debt-to-total-capitalization" is not defined under GAAP. Management believes the presentation of this measure is relevant and useful for investors when assessing the Company's liquidity and its ability for growth and investment. This measure should not be considered an alternative to liquidity as determined under GAAP.

Noranda's long-term public debt ratings at December 31 are noted below:

	2004	2003
Standard & Poor's	BBB–	BBB–
Moody's	Baa3	Baa3
Dominion Bond Rating Services	BBB	BBB

Cash Flows

Cash generated from operations, before net changes in non-cash working capital, totaled $1,468 million in 2004, up from $577 million in 2003. The increase is primarily the result of higher sales and production volumes, lower operating costs and higher metal prices, despite the adverse impact of foreign exchange rates.

Capital investments totaled $666 million in 2004 compared to $489 million in 2003. Major capital expenditures during 2004 included the expansion and transfer of mining operations at the Collahuasi copper mine, the Kidd Creek Mine D underground extension, the Montcalm nickel mine and the Nickel Rim South underground exploration project initiated in early 2004.

Capital investments for 2005 are budgeted to be $681 million. A more detailed discussion is provided on page 24.

In 2004, Noranda's common and preferred share dividend obligations were $165 million compared to $123 million in 2003. The annual common share dividend was Cdn$0.48 per share in 2004 versus Cdn$0.64 per share in 2003.

Significant future obligations of Noranda and its partially-owned subsidiaries are summarized as follows:

($ millions)	Payments by year						
Nature of obligation:	2005	2006	2007	2008	2009	Thereafter	Total
Long-term debt	$ 568	$ 353	$ 328	$ 256	$ 83	$ 1,603	$ 3,191
Capital leases	2	2	3	1	1	8	17
Operating leases	29	23	18	14	9	21	114
Total	$ 599	$ 378	$ 349	$ 271	$ 93	$ 1,632	$ 3,322

Metal Markets

In 2004, non-ferrous base metal prices rose significantly across all metals due to a similar combination of factors. Reasons behind the substantial increase in prices included strong current market fundamentals and future market outlooks, lack of immediately available new supply, the impact of the depreciated U.S. dollar on commodity prices and, lastly, bullish market sentiments shared by virtually all market participants and investment funds. Front and centre again was the double-digit economic growth recorded in China and that country's continued strong demand for metal concentrates and refined metals.

Early in the year, metal prices were temporarily affected by China's tightening of its credit policy and nervousness over the impact this might have on capital investment and demand for raw materials. But the effects of this policy proved to be temporary and metals markets had regained their bullishness by the fourth quarter. Nonetheless, high spot prices for raw materials as well as the rising cost and constrained availability of power combined to limit electricity-intensive metal production by Chinese metal refineries.

Strong supply/demand fundamentals were witnessed by the magnitude of the declines in exchange stocks and the significant rise in physical delivery premiums in all geographic markets. The continuation of a synchronized global economic recovery allowed the base-metals industry to record its highest prices across the board in many years.

China, India and other developing Asian economies should continue to be the main drivers of growth in global demand for metals in the foreseeable future, with their ongoing investments in basic infrastructure and surging domestic demand for consumer products and motor vehicles. Indeed, strong demand from these economies should underpin above-average growth rates for metals consumption over the next few years.

There has been some concern that the impact of the rise in oil prices, combined with inflated currency values in certain countries, could pose a threat to continued global economic growth. However, despite those potential dampers, low inventories of raw materials, a lack of immediately developable large new mines, tightening supplies of finished metals and current robust demand provide optimism for metal market outlooks to remain very positive in 2005.

Copper Market

After breaking through the $1.00/lb. level at the end of 2003, the copper price continued to rise steadily, reaching a high of $1.41/lb. in early April. Copper prices then retracted to the $1.20 – $1.30/lb. range until late September, after which they regained momentum, rising to a high of


Copper
Price (US$/lb.)
Inventories (000 tonnes)
1.60
1.20
0.80
0.40
0
1,200
900
600
300
0
00
01
02
03
04
LME price
LME inventories

$1.49/lb. at year end. The average LME cash-settlement price for 2004 was $1.30/lb., 60% above the average price of $0.81/lb. in 2003.

In 2004, the copper market was characterized by extraordinarily strong global consumption growth that, despite supply growth, caused the supply/demand deficit to exceed one million tonnes. Global copper consumption is forecast to have grown a hefty 8.7%, as Western consumption staged a recovery. Chinese consumption growth, having receded from the previous year, still grew at a very robust 18% year-over-year.

During the first few years of the decade, when prices were significantly lower, copper producers exhibited discipline and curtailed copper mine and refinery output. However, the rapid rise in copper prices, which began in late 2003, has led to the restart of de-activated production as well as the emergence of new brownfield and greenfield projects. Copper mine production rose sharply in 2004, spurred by the combination of mine restarts and expansion projects. An estimated 865,000 tonnes of additional mined production entered the market in 2004, mostly from brownfield expansions. Despite the increased mine production, refinery utilization rates still were constrained at around 85%, as a significant portion of the additional mined production was absorbed into concentrate pipelines and smelter stock replenishments.

Despite the increases on the supply side, the strong demand for copper metal outpaced the additional supply, forcing consumers and merchants to draw down physical stocks and exchange stocks in order to fulfill their needs. By year end LME stocks decreased 384,000 tonnes to 49,000 tonnes. Total LME, Comex and Shanghai exchange stocks decreased by 672,000 tonnes over the course of the year.


Nickel
Price (US$/lb.)
Inventories (000 tonnes)
8.00
6.00
4.00
2.00
0
40
30
20
10
0
00
01
02
03
04
LME price
LME inventories

Nickel Market

After moving above the $4.00/lb. level in the second half of 2003, the nickel price continued to rise and peaked at $8.06/lb. in early January of 2004. For the balance of the year, nickel prices remained volatile, oscillating within a range of $4.78/lb. to $7.53/lb., breaking the trend of the previous decade when the nickel price managed to stay above the $4.00/lb. level only briefly. The average LME cash-settlement price for 2004 was $6.27/lb., 44% above the average price of $4.37/lb. for 2003.

The surge in nickel prices was driven by constrained supply of both primary nickel and stainless steel scrap and strong demand from the stainless-steel sector, particularly in China. Stainless steel production grew an estimated 8% in 2004. Strong market fundamentals were further supported by investment-fund interest and activity. A continued strengthening of the global economy bolstered other nickel end-use sectors as well, including the high-performance nickel alloys used in jet-engine turbines.

By the start of summer, already low LME nickel inventories fell to critical levels just below 8,000 tonnes. High prices and tight availability caused Chinese traders and consumers to begin de-stocking and also resulted in increased quantities of stainless steel scrap appearing on the market. Some stainless steel producers, particularly in Asia, shifted their production focus onto ferritic grades of stainless steel and/or grades with lower nickel content. This action alleviated the pressure on a tight primary nickel supply and caused the forecast deficit for 2004 to be reduced to 5,000 tonnes from an initial forecast of 25,000 tonnes. LME inventories began to reflect this increased availability, as a steady trickle of small warehouse deposits brought the exchange stocks back up to 20,892 tonnes by the end of the year. At December 31, 2004, LME nickel inventories had declined by 3,180 tonnes from the beginning of the year.

Zinc Market

In 2004, LME zinc prices rose from $0.46/lb. at the beginning of the year to a high of $0.58/lb. on the very last day of the year. Prices first peaked in early March at $0.52/lb. and then eased back to the year's low of $0.43/lb. in September. Prices began to rise strongly again in the fourth quarter, as market analysts began to believe that the projected supply/demand deficit had drawn out most of the unreported, off-exchange stocks. The LME cash-settlement zinc price averaged $0.475/lb. in 2004, a 27% increase over the average of $0.375/lb. in 2003.


Zinc
Price (US$/lb.)
Inventories (000 tonnes)
0.60
0.45
0.30
0.15
0
800
600
400
200
0
00
01
02
03
04
LME price
LME inventories

Historically low zinc prices over the past few years led to the depletion and closure of older, uneconomic mines, with the result that mine concentrate availability became very tight. The past 24-month recovery in global economic activity and industrial output led to a resurgence in zinc demand, especially from the steel galvanizing sector. Leading all regions was China, where zinc demand rose approximately 14% in 2004. Demand for zinc also rebounded strongly in the United States, again spurred primarily by the steel sector. Over the past four years, significant capacity and ownership rationalization has contributed to a comeback by the U.S. steel industry and capacity utilization rates began to surge again in 2004.

While smelting capacity has continued to expand, mainly in China, actual refined zinc production is forecast to have increased by less than 2% last year. In China, a tight global market for zinc concentrates, increased electricity costs and frequent electricity shortages, combined with rising domestic demand, resulted in that country becoming a net importer of zinc metal after many years of leading the world in zinc exports. At the beginning of 2004, zinc surpluses accumulated in previous years had raised LME stocks to 740,000 tonnes. By April, off-exchange stocks that continued to be deposited in LME warehouses caused reported inventories to peak at 787,000 tonnes. All that while, though, smaller but steady outflows of the metal continued on a daily basis. By the beginning of the summer, the trend to increased LME zinc stocks had been reversed. LME warehouse stocks subsequently declined to 629,000 tonnes by December 31, a reduction of 111,000 tonnes from the previous year end. The global refined zinc supply/demand balance is estimated to have been in deficit by 200,000 tonnes in 2004.

Aluminum Market

The LME aluminum price moved steadily higher throughout 2004, from $0.73/lb. in January to a near ten-year high of $0.89/lb. by December. The rise in prices was fairly constant throughout the year. The LME cash-settlement aluminum price averaged $0.78/lb. in 2004, a 20% increase over the average of $0.65/lb. in 2003.


Aluminum
Price (US$/lb.)
Inventories (000 tonnes)
1.00
0.75
0.50
0.25
0
1,600
1,200
800
400
0
00
01
02
03
04
LME price
LME inventories

Aluminum's supply/demand fundamentals improved significantly in 2004. Market surpluses of the past few years finally were reversed, with a deficit of more than 450,000 tonnes forecast for 2004. Most of the improvement was led by increased demand in China and the United States. Other major industrial economies demonstrated somewhat lesser – but still positive – rates of demand growth. Production increases have been unable to keep pace with demand growth as both power and alumina costs rose significantly during the year. Smelter strikes also impacted production, especially in Canada. LME inventories began 2004 with 1.4 million tonnes in warehouse, but by year's end this stockpile had decreased more than 50% to 695,000 tonnes. This decline in stocks and the continued depreciation of the U.S. dollar added further support to aluminum prices throughout the year.

Both the Chinese and U.S. economies are expected to support strong demand again during 2005. Effective January 1, 2005, China was to begin applying an export tax on aluminum, copper and nickel exports. Given that the country has been a significant exporter of aluminum, the export tax should curtail the growth of Chinese aluminum production and exports – and could possibly cause inefficient Chinese producers to close or consolidate. These supply/demand fundamentals coupled with a weak U.S. dollar should continue to benefit aluminum prices over the coming year.

Off-Balance Sheet Arrangements

Noranda does not have any unconsolidated affiliates. The Company does not enter into material off-balance sheet arrangements with special purpose entities in the normal course of business. Its only significant off-balance sheet arrangements are the Canadian dollar expenditure hedges discussed under the "Financial Instruments and other Instruments" section of this document.

Transactions with Related Parties

Related-party transactions for the year ended 2004 and the fourth quarter of 2004 are summarized as follows:

Year ended December 31, 2004:

($ millions) Related Party	Description	Revenue	Product Revenue	Service Purchases	Receivables	Payables
Noranda Income Fund	Processing & administration agreement	127	56	—	27	—
Noranda Income Fund	Trading activity	5	—	29	1	8
Antamina	Trading activity	—	—	159	—	42
Other Affiliates	Power supply contract	—	—	127	—	—
Other Affiliates	Trading activity	—	—	3	—	—

Quarter ended December 31, 2004:

($ millions) Related Party	Description	Revenue	Product Revenue	Service Purchases	Receivables	Payables
Noranda Income Fund	Processing & administration agreement	35	17	—	27	—
Noranda Income Fund	Trading activity	3	—	7	1	8
Antamina	Trading activity	—	—	59	—	42
Other Affiliates	Power supply contract	—	—	31	—	—
Other Affiliates	Trading activity	—	—	1	—	—

Critical Accounting Estimates

Management is required to make estimates in preparing its financial statements in conformity with generally accepted accounting principles. These estimates affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes to these estimates would result in material changes to these line items. The critical accounting estimates made by Noranda relate to our accounting for the following items:

- Property, plant and equipment
  - The determination of mineral reserves
  - Impairment assessments of long-lived assets
  - Amortization of property, plant and equipment
- Employee future benefits
- Asset retirement obligations
- The determination of taxes

Property, plant and equipment

Included in Operating capital assets of $4.9 billion at December 31, 2004, was a property, plant and equipment carrying value of $4.2 billion. This represents 86% of the book value of the asset base. As such, the estimates used in accounting for property, plant and equipment and the related depreciation and amortization charges are critical and have a material impact on the Company's financial condition and earnings. Property, plant and equipment and related capitalized interest and development and pre-production expenditures are recorded at cost and are subject to impairment testing as discussed below.

Determination of mineral reserves

One of the most significant estimates which impacts the accounting for property, plant and equipment and the related depreciation and amortization, is the estimate of proven and probable mineral reserves. The process of estimating reserves is complex; requiring significant assumptions, estimates and decisions regarding economic (i.e. metal prices, production costs, and exchange rates), engineering, geophysical and geological data. A material revision to existing reserve estimates could occur because of changes to any of these inputs. Changes in reserves could result in impairment of the carrying amount of property, plant and equipment and a change in amortization expense.

Impairment assessments of long-lived assets

We review and evaluate our long-lived assets for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. In 2004, an asset impairment charge of $50 million was realized with respect to a wholly-owned subsidiary, American Racing Equipment, a wheel manufacturing subsidiary located in the United States. Asset impairment is considered to exist if the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset. An impairment loss is measured and recorded based on recoverable minerals, expected commodity prices (considering current and historical prices, price trends and related factors), production levels, capital and reclamation costs, and are all based on detailed life-of-mine plans. The term "recoverable minerals" refers to the estimated amount of metal that will be obtained from proven and probable mineral reserves, after taking into account losses during ore processing and treatment. Significant management judgment is involved in estimating these factors, which include inherent risks and uncertainties. The assumptions Noranda uses are consistent with its internal planning. Management periodically evaluates and updates the estimates based on the conditions that influence these factors. The variability of these factors depends on a number of conditions, including uncertainty about future events, and thus accounting estimates may change from period to period. If other assumptions and estimates had been used in the current period, the asset balances could have been materially impacted. If management uses different assumptions or if different conditions occur in future periods, future operating results could be materially impacted.

In estimating future cash flows, assets are grouped at the lowest levels for which there are identifiable cash flows that are largely independent of future cash flows from other asset groups, taking into consideration movements of intermediate products to ensure the utilization of available capacity across our operations. All assets at a particular operation are considered together for purposes of estimating future cash flows.

Amortization of property, plant and equipment

The Company generally depreciates plant and equipment on a straight-line basis over the lesser of their useful service lives or the lives of the producing mines to which they relate. Mine facilities are depreciated over the estimated lives of the mines based on the unit of production basis. Depletion of resource properties is provided over the estimated lives of the resources recoverable from the properties on the unit of production basis. Development and pre-production expenditures, together with certain subsequent capitalized development expenditures are amortized over periods not exceeding the lives of the producing mines and properties.

The most critical estimates which impact the above accounting policy are the estimated quantities of proven and probable mineral reserves which are the underlying bases for the calculation of the depletion of resource properties using the unit of production method. Changes in the quantity of reserves would result in changes in amortization expense in the periods subsequent to the revision.

Employee future benefits

Assets are valued at current market value. The expected return on plan assets, currently 7%, is based on current bond yields and expected long-term rate of return on equities. The long-term rate of return on assets assumption is reviewed on an annual basis.

Liabilities are determined as a present value of future anticipated cash flows using a discount rate based on corporate AA bond yields at the valuation date and an inflation expectation consistent with the corporate AA bond yield curve. Differences between the estimated future results and actual future results are amortized (to the extent that the cumulative experience gain or loss is in excess of the permitted 10% corridor under Canadian GAAP) over the expected average remaining service life of the active members (EARSL). This 10% corridor represents 10% of the greater of the post-retirement benefits obligations and the fair value of plan assets. The return on assets assumption and the discount rate, salary and inflation assumptions used to value the liabilities are reviewed annually and are determined based on a consistent framework from year-to-year. The most significant risk is that the assumption will prove to be either too high or too low in the long term. It is reasonable to assume that there will be a significant variation between the assumptions (which are set within the framework of a long-term commitment) and actual experience in any one year, but are expected to produce an appropriate reflection of costs over the long term.

For post-employment benefits other than pensions, the discount rate is the same as for pensions. The inflation rate assumed for medical costs is based on our history of healthcare spending. The assumption for the ultimate healthcare trend rates relates to the overall economic trends.

We currently estimate that a 0.5% increase or decrease in the return on assets assumption would result in a corresponding $9 million increase or decrease in annual pension expense. Changes to the return on asset assumption would have no significant effect on funding requirements, as our contributions are primarily determined based on the applicable Canadian regulatory solvency funding requirements. Under this valuation methodology, liabilities for solvency valuation are based on market bond yields and the excess of liabilities over assets must be amortized over a five-year period. We estimate that a 0.5% increase or decrease in the discount rate assumption would result in a corresponding $4 million increase or decrease in the pension expense.

Asset retirement obligations

As a result of our mining activities, we incur legal obligations associated with the retirement of tangible long-lived assets, from the acquisition, construction, development or normal operations of those assets, which an entity is required to settle as a result of an existing or enacted law or contract. CICA 3110, which was adopted January 1, 2004, requires that, when a legal obligation is incurred, we record the fair value of our estimated asset retirement obligations and a corresponding deferred charge presented as an asset grouped with property plant and equipment. The liabilities are accreted to full value over time through a charge to earnings. The asset is depreciated over the useful life of the associated long-lived asset on a straight-line basis. The fair value of the obligation as of December 31, 2004 was $436 million.

The fair value of these obligations are determined by discounting the projected cash flows required to settle the legal obligations at our credit adjusted risk free interest rate over the time periods over which the obligations were incurred. The future cash flows required to settle the obligations were determined by detailed engineering and environmental reviews assuming the most probable outcome based on present facts, circumstances and legislation.

Critical estimates and judgments were made by management in the determination of the fair value of our obligations. Cash outflows to settle these obligations will be incurred during periods ranging from one to 62 years. Due to the combined effect of the uncertainty associated with such extended time periods, the estimated discount and inflation factors and potential changes to applicable legislation, the fair value of our asset retirement obligations could materially change from period-to-period.

Income and mining taxes

The provision or relief for income taxes is calculated based on the expected tax treatment of transactions recorded in our consolidated financial statements. The objectives of accounting for income and mining taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in our consolidated financial statements or tax returns. In determining both the current and future components of income and mining taxes, we interpret tax legislation in a variety of jurisdictions as well as make assumptions about the expected timing of the reversal of future tax assets and liabilities. If our interpretation differs from those of tax authorities or if the timing of reversals is not as anticipated, the provision or relief for income and mining taxes could increase or decrease in future periods. In estimating deferred income and mining tax assets, a valuation allowance is determined to reduce the future income tax assets to the amount that is more likely than not to be realized.

Changes in Accounting Policies Including Initial Adoption

Asset retirement obligations

Under the previous standard, costs related to ongoing site restoration programs were expensed when incurred. A provision for mine closure and site closure costs was charged to earnings during the life of the operations. Under the new standard, a capital asset and corresponding long-term liability equal to the present value of the legal obligation for asset retirement, at the date that the obligation arose is recorded. Provisions recorded under the prior standard are reversed to retained earnings. The capital asset is depreciated and charged to earnings on a straight-line basis over the life of the related asset. Interest on the obligation is accreted and charged to earnings. This standard is applied retroactively with restatement of prior years.

As of January 1, 2003, the cumulative impact of the adoption of the standard was to decrease retained earnings by $27 million, increase capital assets by $70 million, increase the asset retirement obligation by $97 million, decrease future income taxes by $5 million and increase interest of other shareholders by $5 million. The adoption of the new standard reduced net income by $11 million for the year ended December 31, 2003.

Hedging relationships

As of January 1, 2004, the Company adopted CICA guideline AcG 13, which establishes new standards for when hedge accounting may be applied. Under the provisions of the standard, the Company's interest rate hedge positions and certain energy price hedges were not eligible for hedge accounting. As a result of the implementation of this standard, on January 1, 2004 Noranda recorded a deferred mark-to-market gain of $27 million on its interest rate hedges while recording a long-term receivable and long-term payable of $67 million and $40 million, for those contracts in a gain and loss position, respectively. During the year ended December 31, 2004 $7 million of this deferred gain was amortized into income as an adjustment of interest expense.

Impending accounting changes

A discussion of impending accounting changes has been included in note 19 to the consolidated financial statements.

Financial Instruments and Other Instruments

Noranda uses financial and other instruments in the following instances:

Foreign currency exposure

Noranda uses forward foreign exchange and option contracts to hedge the effect of exchange rate changes on identifiable foreign currency exposures. Noranda may hedge up to 50% of its current year Canadian dollar operating cost for the next two years and 25% of the subsequent three years. A summary of these positions is tabled below:

(Positions are in millions of Cdn$, gain/loss are in millions of US$)

	2005		2006 and beyond		Totals as at December 31, 2004			
	Amount	Rate	Amount	Rate	Amount	Rate	Unrealized Gain	Realized Gain
Noranda Inc.	$ 224	1.5014	$ 12	1.5157	$ 236	1.5022	$ 39	$ 24
Falconbridge*	$ 274	1.3835	—	—	$ 274	1.3835	$ 30	$ 53
Total	$ 498	1.4366	$ 12	1.5157	$ 510	1.4385	$ 69	$ 77

*Falconbridge's totals include gains/(losses) on foreign exchange option contracts.

Noranda may enter into futures and forward contracts for the purchase or sale of currencies not designated as hedges. These contracts are carried at estimated fair values and gains or losses arising from the changes in the market values of these contracts are recognized in the earnings of the period in which the changes occur.

Commodity price exposure

Generally, Noranda does not hedge the price it realizes on the sale of its own production and accepts realizations based on market prices prevailing around the time of delivery of metals to customers. Under certain circumstances, Noranda enters into futures and option contracts to hedge the effect of price changes on a portion of the raw materials it purchases on a custom processing or resale basis. Gains and losses on these contracts are reported as a component of the related transactions. Designated contracts meeting the definition for hedge accounting under GAAP are not recorded. Noranda may also enter into futures and forward contracts for the purchase or sale of commodities not designated as hedges. These contracts are carried at estimated fair values and gains or losses arising from the changes in the market values of these contracts are recognized in the earnings of the period in which the changes occur.

Interest rate management

Noranda also enters into interest rate swap agreements, including foreign exchange cross-currency swaps, to modify the interest characteristics of its outstanding debt. The differential to be paid or received, for interest rate swaps for which we receive hedge accounting, is accrued and recognized as an adjustment to interest expense related to the debt. A summary of these positions is tabled below:

Interest rate swaps (notional principal amount in $ millions)	Total
Maturity (2005)	$ 400
Maturity (2006)	325
Maturity (2008)(1)	136
Maturity (2011)	300
Maturity (2012)	350
Maturity (2015)	500
Fair value(2)	86

(1) Includes a cross-currency interest rate swap (with a notional amount of $111.3 million) designated as a hedge of a Canadian dollar debenture. The total fair value of this instrument at December 31, 2004 was $46.3 million of which $34.1 million related to the currency component of the swap and $12.2 million related to the interest component.

(2) Includes the fair value of $34.1 million related to the cross-currency interest rate swap discussed above.

Risk Factors

Fluctuating Metal Prices

Noranda's earnings are affected by fluctuations in the prices of the metals it produces. Their prices are subject to volatile price movements over short periods of time. Noranda generally does not hedge prices of the metals we produce. Market prices can be affected by numerous factors beyond our control, including expectations for inflation, speculative activities, relative exchange rates to the U.S. dollar, production activities of our competitors, global and regional demand and supply, political and economic conditions including availability of subsidies and tax incentives to our competitors and production costs in major producing regions. The prices for copper, nickel, zinc, aluminum or other metals produced by us may decline significantly from current levels. A reduction in the prices of one or more of these metals could materially adversely affect the value and amount of our reserves and our business, financial condition, liquidity and operating results.

Mining and Processing Risks

The business of mining and processing of metals is generally subject to a number of risks and hazards, including unusual or unexpected geological conditions, ground conditions, phenomena such as inclement weather conditions, floods and earthquakes and the handling of hazardous substances and emissions of contaminants. Such risks and hazards could result in personal injury or death, damage to, or destruction of, mineral properties, processing or production facilities or the environment, monetary losses and possible legal liability. Noranda's business, financial condition, liquidity and operating results could be materially adversely affected if any of these developments were to occur.

Although Noranda maintains insurance which Noranda believes is consistent with mining industry practice to the extent available to cover some of these risks and hazards, no assurance can be given that such insurance will continue to be available, or that it will be available at economically feasible premiums. Noranda's property, business interruption and liability insurance may not provide sufficient coverage for losses related to these or other risks or hazards. In such event, Noranda's business, financial condition, liquidity and results of operations could be materially adversely affected.

Environmental Risks

Environmental legislation affects nearly all aspects of our operations worldwide. This type of legislation requires Noranda to obtain operating licences and imposes standards and controls on activities relating to mining, exploration, development, production, closure and the refining, distribution and marketing of copper, nickel, zinc and other metals products. Environmental assessments are required before initiating most new products or undertaking significant changes to existing operations. Compliance with environmental legislation can require significant expenditures, including expenditures for clean-up costs and damages arising out of contaminated properties. In addition to current requirements, Noranda expects that additional environmental regulations will likely be implemented to protect the environment and quality of life, given issues of sustainable development and other similar requirements which governmental and supragovernmental organizations and other bodies have been pursuing. Some of the issues currently under review by environmental regulatory agencies include reducing or stabilizing various emissions, including sulphur dioxide and greenhouse gas emissions, mine reclamation and restoration, and water, air and soil quality and absolute liability for spills and exceedances.

Canada ratified the Kyoto Protocol to the United Nations Framework Convention on Climate Change in late 2002. The protocol will enter into force in February 2005. Various levels of government in Canada are developing a number of policy measures in order to meet Canada's emission reduction obligations under the protocol. While the impact of the protocol and measures cannot be quantified at this time, the likely effect will be to increase costs for fossil fuels, electricity and transportation, restrict industrial emission levels, impose added costs for emissions in excess of permitted levels and increase costs for monitoring, reporting and financial accounting. Compliance with these initiatives could have a material adverse effect on our business, financial condition, liquidity and operating results.

Further changes in environmental laws, new information on existing environmental conditions or other events, including legal proceedings brought based upon such conditions or an inability to obtain necessary permits, could have a material adverse effect on product demand, product quality and methods of production and distribution or could require increased financial reserves or compliance expenditures or otherwise have a material adverse effect on Noranda's business, financial condition, liquidity and operating results.

Failure to comply with environmental legislation may result in the imposition of fines and penalties, liability for clean-up costs, damages and the loss of important permits. There can be no assurance that Noranda will at all times be in compliance with all environmental regulations or that steps required to bring us into compliance would not materially adversely affect Noranda's business, financial condition, liquidity or operating results.

In view of the uncertainties concerning future removal and site restoration costs on Noranda's properties, the ultimate costs for future removal and site restoration to Noranda could differ from the amounts estimated. The estimate for this future liability is subject to change based on amendments to applicable laws and legislation, the nature of ongoing operations and technological innovations. Future changes, if any, due to their nature and unpredictability, could have a significant impact and would be reflected prospectively as a change in an accounting estimate. In addition, regulatory authorities in various jurisdictions around the world may require Noranda to post financial security to secure in whole or in part future reclamation and restoration obligations in such jurisdictions. In some instances, Noranda has already provided this security. In other instances, such security may be required to be posted upon the occurrence of certain events, including if Noranda ceases to maintain a minimum investment grade credit rating, if the regulatory authority ceases to accept alternative forms of comfort to secure the obligation or as a property nears the end of its operation. Although the posting of this security does not increase the future reclamation and restoration costs (other than costs associated with posting such security), a portion of Noranda's credit may be required to back up these commitments, which could adversely affect Noranda's liquidity.

Labour Relations

Collective agreements covering our unionized employees at CEZ, Matagami, CCR (Plant workers), Noranda Recycling – Roseville (two agreements), Nikkelverk, Collahuasi, Altonorte and American Racing Equipments were all renewed in 2004. At Sudbury, a collective agreement was signed with the CAW after a three-week strike in February 2004. The collective agreement covering the Office, Clerical & Technical employees at Falconbridge's Sudbury Operations was renewed on February 28, 2004. Bargaining is currently ongoing for the renewal of the collective agreements at CCR (Security Guards only).

Three collective agreements will expire in 2005. The contract covering the production and maintenance employees at Norandal's Newport facility will expire on May 31, 2005. The contract covering the production and maintenance employees at the Kidd Metallurgical site will expire on September 30, 2005. The contract covering the production and maintenance employees at Falcondo will expire on November 30, 2005.

Collective agreements covering our unionized hourly employees and workers at Brunswick Mine, Brunswick Smelter, Brunswick Smelter Bulk Handling, General Smelting, Horne Smelter, Raglan Operations, Nikkelverk, Lomas Bayas, Altonorte, Antamina, CCR (Production), CCR (Security), Noranda Recycling – Roseville (two agreements), Sudbury (Production & Maintenance), Sudbury (OCT), American Racing, New Madrid and the aluminum foil operation at Salisbury are currently in place and will expire between 2006 and 2008.

Uncertainty of Reserve Estimates and Production Estimates

Noranda's reported mineral reserves as of December 31, 2004 are estimated quantities of proven and probable ore that, under present and anticipated conditions, can be legally and economically mined and processed by the extraction of their mineral content. Noranda determines the amount of our mineral reserves in accordance with the requirements of the applicable Canadian securities regulatory authorities and established mining standards. Noranda does not use outside sources to verify our reserves. The volume and grade of reserves actually recovered and rates of production from Noranda's present mineral reserves may be less than geological measurements of the reserves. Market price fluctuations in nickel, copper, other metals and exchange rates, and changes in operating and capital costs, may in the future render certain mineral reserves uneconomic to mine. In addition, short-term operating factors relating to the mineral reserves, such as the need for orderly development of orebodies or the processing of new or different ore grades, may cause mineral reserves to be modified or Noranda's operations to be unprofitable in any particular fiscal period.

No assurance can be given that the indicated amount of ore will be recovered or that it will be recovered at the prices assumed by Noranda in determining mineral reserves. Mineral reserve estimates are based on limited sampling and, consequently, are uncertain because the samples may not be representative of the entire orebody. As more knowledge and understanding of the orebody are obtained, the reserve estimates may change significantly, either positively or negatively.

Noranda prepares estimates of future production for particular operations. These production estimates are based on, among other things: reserve estimates; assumptions regarding ground conditions and physical characteristics of ores, such as hardness and presence or absence of particular metallurgical characteristics; and estimated rates and costs of mining and processing. Noranda's actual production may vary from estimates for a variety of reasons, including: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors relating to the mineral reserves, such as the need for sequential development of orebodies and the processing of new or different ore grades; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, floods, and earthquakes; and unexpected labour shortages or strikes. No assurance can be given that production estimates will be achieved. Failure to achieve production estimates could have a material adverse impact on Noranda's future cash flows, earnings, results of operations and financial condition.

Exchange Rate Fluctuations

Fluctuations in currency exchange rates, principally the Canadian/U.S. dollar exchange rate and, to a lesser extent, Chilean Peso, Norwegian Kroner and Euro exchange rates against the U.S. dollar, can significantly impact Noranda's earnings and cash flows. These exchange rates have varied substantially over time, including over the last five years. Most of Noranda's revenues and debt are denominated in U.S. dollars, whereas most of the operating costs at Noranda's Canadian sites are incurred in Canadian dollars and Nikkelverk's costs are incurred in Norwegian Kroner. Noranda has been reporting its financial results in U.S. dollars since July 1, 2003. Fluctuations in exchange rates between the U.S. dollar and the Canadian dollar and between the U.S. dollar and other currencies may give rise to foreign currency exposure, either favourable or unfavourable, which may in the future materially impact Noranda's financial results. Noranda, from time to time, may hedge a portion of its currency requirements to limit any adverse effect of exchange rate fluctuations with respect to Noranda's Canadian dollar and other costs, but there can be no assurance that such hedges will eliminate the potential material adverse effect of such fluctuations.

Interest Rate and Counterparty Risk

Noranda's exposure to changes in interest rates results from investing and borrowing activities undertaken to manage Noranda's liquidity and capital requirements. Noranda has entered into interest rate swap agreements to manage the interest rate risk associated with a portion of Noranda's fixed-rate debt. These interest rate swaps change our exposure to interest risk by effectively converting a portion of our fixed-rate debt to a floating rate. Noranda may elect in the future to enter into interest rate swaps to effectively convert floating-rate debt to fixed-rate debt and enter into additional fixed-rate to floating-rate swaps. There can be no assurance that Noranda will not be materially adversely affected by interest rate changes in the future, notwithstanding our use of interest rate swaps.

In addition, Noranda's interest rate swaps, metals hedging and foreign currency and energy risk management activities expose us to the risk of default by the counterparties to such arrangements. Any such default could have a material adverse effect on Noranda's business, financial condition and results of operations.

Energy Supply and Prices

Noranda's operations and facilities are intensive users of natural gas, electricity and oil. Procurement of these types of energy can be affected by numerous factors beyond our control, including global and regional supply and demand, political and economic conditions and problems related to local production and delivery conditions. Noranda's supply contracts typically provide that suppliers may be released from their delivery obligations to us if certain "force majeure" events occur. Noranda's business operations could be adversely affected, including loss of production and damage to our plants and equipment, if, even temporarily, the supply of energy to one or more of our facilities was interrupted.

A prolonged shortage of supply of energy used in our operations could materially adversely affect our business, financial condition, liquidity and results of operations. As a significant portion of Noranda's costs relate to energy consumption, Noranda's earnings are directly related to fluctuations in the cost of natural gas, electricity and oil. Energy prices can be affected by numerous factors beyond Noranda's control, including global and regional demand and supply, and applicable regulatory regimes. The prices for various sources of energy we use may increase significantly from current levels. An increase in energy prices could materially adversely affect Noranda's business, financial condition, liquidity and operating results.

Foreign Operations

Some of Noranda's activities and related assets are located in countries outside North America, some of which may be considered to be, or may become, politically or economically unstable. Exploration or development activities in such countries may require protracted negotiations with host governments, international organizations and other third parties, including non-governmental organizations, and are frequently subject to economic and political considerations, such as taxation, nationalization, inflation, currency fluctuations and governmental regulation and approval requirements, which could adversely affect the economics of projects. These projects and investments could be adversely affected by war, civil disturbances and activities of foreign governments which limit or disrupt markets, restrict the movement of funds or supplies or result in the restriction of contractual rights or the taking of property without fair compensation.

Noranda performs a thorough risk assessment on a country-by-country basis when considering foreign activities and attempts to conduct our business and financial affairs so as to protect against political, legal, regulatory and economic risks applicable to operations in the various countries where we operate, but there can be no assurance that Noranda will be successful in so protecting ourselves. These projects and investments could also be adversely affected by changes in Canadian laws and regulations relating to foreign trade, investment and taxation.

Market Access

Global and regional demand for metals is influenced by regulatory and voluntary initiatives to restrict or eliminate the use of certain metals in particular products or applications. Impacts of such measures can be global, creating non-tariff barriers to international trade and affecting product design and specifications on a global basis. Such measures could affect the balance between supply and demand and depress metal prices and treatment/refining charges. Metals with a limited number of major applications are most susceptible to changes in demand and price in response to such measures.

Production Technology

Noranda believes that the technology we use to produce and process metals is significantly advanced and, in part, due to high investment costs, subject only to slow technological change. However, there can be no assurance that more economical production or processing technology will not be developed or that the economic conditions in which current technology is applied will not change.

Legal Proceedings

The nature of Noranda's business subjects us to numerous regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of our business. The results of these legal proceedings cannot be predicted with certainty. There can be no assurance that these matters will not have a material adverse effect on our results of operations in any future period, and a substantial judgment could have a material adverse impact on Noranda's business, financial condition, liquidity and results of operations.

Sulphuric Acid

Sulphur dioxide is a by-product from the smelting of copper, zinc, nickel and lead sulphide concentrates. Noranda processes sulphur dioxide into sulphuric acid to meet our environmental commitments. Due to increasingly strict environmental standards worldwide for sulphur dioxide emissions, involuntary production of sulphuric acid by smelters is growing. The balance of world acid production is largely based on elemental sulphur, the supply of which is now a by-product of oil and gas production, and growing more rapidly than demand. Long term, these factors may make it more difficult for us to obtain satisfactory prices for our sulphuric acid. However, Noranda's production of sulphuric acid cannot be reduced in response to low prices, or dropping sales volumes, without a corresponding reduction in our production of metals.

Raw Material Procurement Risks

Procurement of raw materials involves the risks typically connected with commercial transactions, which can include trade barriers, political instability and problems due to local production conditions. In addition, Noranda's supply contracts provide that suppliers of concentrate may be released from their delivery obligations to us if certain "force majeure" events occur. Noranda's business operations could be adversely affected, at least temporarily, if supplies of raw materials are interrupted as a result of the imposition of trade barriers or other events and if Noranda is unable, on short notice, to shift to alternative sources of supply. Noranda also processes copper scrap, the availability of which in past years has been subject to significant fluctuations in the marketplace and the supply of which has been declining since the mid-1990s. The availability of scrap, blister copper and other material we process can be significantly affected by fluctuations in prices.

Management's Responsibility

The accompanying consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. Financial statements are not precise since they include certain amounts based on estimates and judgments. When alternative methods exist, management has chosen those it deems most appropriate in the circumstances in order to ensure that the consolidated financial statements are presented fairly, in all material respects, in accordance with generally accepted accounting principles. The financial information presented elsewhere in the annual report is consistent with that in the consolidated financial statements.

Noranda maintains adequate systems of internal accounting and administrative controls, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that the financial information is relevant and reliable and that Noranda's assets are appropriately accounted for and adequately safeguarded.

The Board of Directors of the Company is responsible for ensuring that management fulfills its responsibilities for financial reporting, and is ultimately responsible for reviewing and approving the consolidated financial statements and the accompanying management's discussion and analysis. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board, and all of its members are non-management directors. The Audit Committee meets periodically with management and the external auditors to discuss internal controls, auditing matters and financial reporting issues, and to satisfy itself that each party is properly discharging its responsibilities. The Audit Committee also reviews the consolidated financial statements, management's discussion and analysis, the external auditors' report, and examines the fees and expenses for audit services, and considers the engagement or reappointment of the external auditors. The Audit Committee reports its findings to the Board for its consideration when approving the consolidated financial statements for issuance to the shareholders. Ernst & Young LLP, the external auditors, have full and free access to the Audit Committee.

President and Chief Executive Officer

Derek Pannell
February 3, 2005

Executive Vice-President and Chief Financial Officer

Steven Douglas

Auditors' Report

To the Shareholders of Noranda Inc.

We have audited the consolidated balance sheets of Noranda Inc. as at December 31, 2004 and 2003 and the consolidated statements of income (loss) and retained earnings (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Ernst & Young LLP

Chartered Accountants

Toronto, Canada
February 3, 2005

Consolidated Balance Sheets

(US$ millions) As at December 31	Notes	2004	2003 Restated – Note 2
Assets			
Current assets			
Cash and cash equivalents		$ 884	$ 501
Short-term investments		—	129
Accounts receivable		931	576
Metals and other inventories		1,436	1,179
		3,251	2,385
Operating capital assets	5	4,870	4,765
Development projects	6	1,166	973
Investment and other assets	7	324	205
		$ 9,611	$ 8,328
Liabilities and Shareholders' Equity			
Current liabilities			
Accounts and taxes payable		$ 1,248	$ 903
Debt due within one year	8	570	431
		1,818	1,334
Long-term debt	8 and 11	2,638	2,893
Future income taxes	13	304	46
Asset retirement obligation, pension and other provisions	9	595	539
Stockholders' interests			
Interests of other shareholders	10	1,197	919
Shareholders' equity	11 and 12	3,059	2,597
		$ 9,611	$ 8,328

Commitments and contingencies (notes 14 and 15)

(See accompanying notes)

On behalf of the Board:

Derek Pannell
Director

Al Flood
Director

Consolidated Statements of Income (Loss) and Retained Earnings (Deficit)

(US$ millions, except per share amounts)

As at December 31	Notes	2004	2003 Restated – Note 2
Revenues	16	$ 6,978	$ 4,657
Operating expenses			
Cost of operations		2,094	1,948
Purchased raw materials		3,005	1,822
Depreciation, amortization and accretion		499	490
		5,598	4,260
Income generated by operating assets		1,380	397
Interest expense	8	119	129
Corporate and general administration		66	58
Research, development and exploration		47	51
Minority interest in earnings of subsidiaries		297	88
Income before undernoted		851	71
(Gain) loss net of restructuring costs and other	3	(33)	28
Tax expense	13	333	20
Net income		$ 551	$ 23
Dividends on preferred shares		20	21
Interest on convertible debentures		3	3
Net income (loss) attributable to common shares		528	(1)
Basic earnings per share		$ 1.78	$ —
Diluted earnings per share		$ 1.75	$ —
Basic weighted average number of shares		296,245,753	261,618,375
Diluted weighted average number of shares		303,789,960	261,618,375
Retained earnings (deficit)			
Balance, as previously reported		$ (130)	$ 24
Change in accounting policy – asset retirement obligation	2	—	(27)
Balance, after accounting policy change		(130)	(3)
Net income		551	23
Dividends			
Common		(110)	(121)
Preferred		(20)	(21)
Other		(3)	(8)
Balance, end of year	11 and 12	$ 288	$ (130)

(See accompanying notes)

Consolidated Statements of Cash Flows

(US$ millions) As at December 31	Notes	2004	2003 Restated – Note 2
Cash realized from (used for):			
Operations			
Net income		$ 551	$ 23
Charges (credits) not affecting cash:			
Depreciation and amortization		484	452
Future taxes		212	(5)
Minority interest		297	88
Gain on settlement of contract	3	(80)	—
Asset impairment	3	50	—
Foreign exchange, restructuring and other		(46)	19
		1,468	577
Net change in accounts receivable, inventories and payables		(277)	(164)
Cash from operations		1,191	413
Investment activities			
Capital investments		(666)	(489)
Investments and advances		105	(153)
Proceeds on dispositions	3	6	99
Cash used in investment activities		(555)	(543)
Financing activities			
Long-term debt, including current portion			
Issued		344	717
Repaid		(470)	(807)
Issue of shares – common	12	23	439
Issue of shares – preferred		—	198
Redemption of preferred shares	12	—	(104)
Dividends paid		(130)	(92)
Issue of shares – minority shareholders, net		15	18
Dividends paid to minority shareholders		(35)	(31)
		(253)	338
Increase in cash and cash equivalents		383	208
Cash and cash equivalents, beginning of year		501	293
Cash and cash equivalents, end of year		$ 884	$ 501

(See accompanying notes)

Notes to the Consolidated Financial Statements

(US$ millions except as otherwise indicated) December 31, 2004

1 Accounting Policies

Basis of Presentation of the Consolidated Financial Statements

The accompanying consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles which are in conformity, in all material respects, with United States generally accepted accounting principles, except as described in Note 19. The consolidated financial statements include the accounts of Noranda Inc. (the "Company") and all of its subsidiaries and joint ventures (together, "Noranda"). Long-term investments in companies in which Noranda has significant influence are accounted for on the basis of cost plus equity in undistributed earnings since the dates of investment. The interests of the Company, Falconbridge Limited ("Falconbridge") and Novicourt Inc. ("Novicourt") in their joint ventures are proportionately consolidated. The difference between the cost of the shares of acquired companies and the underlying net book value of the assets is amortized over the estimated economic life of the assets to which the difference is attributed.

Reporting Currency and Translation of Foreign Currencies

Effective July 1, 2003, the United States dollar ("U.S. dollar") was adopted as the unit of measure of Noranda's Canadian operations which reflects significant operational exposure to the U.S. dollar and predominantly the U.S. dollar-based asset and investment base of the Company. Concurrent with this change in functional currency, Noranda adopted the U.S. dollar as its reporting currency. In accordance with Canadian generally accepted accounting principles, the Company restated all amounts presented for comparative purposes into U.S. dollars using the current rate method whereby all revenues, expenses and cash flows are translated at the average rates that were in effect during these periods and all assets and liabilities are translated at the prevailing noon rate in effect at the end of these periods. Equity transactions have been translated at historic rates; with opening equity restated at the rate of exchange on January 1, 1999. The resulting net translation adjustment on the change in functional currency has been credited to the cumulative translation account.

For periods after July 1, 2003, the assets and liabilities of Noranda's self-sustaining operations having a functional currency other than the U.S. dollar are translated into U.S. dollars using the exchange rate in effect at the period end and revenues and expenses are translated at the average rate during the period. Exchange gains and losses on translation of the Company's net equity investment in these operations are deferred as a separate component of shareholders' equity. Gains or losses on foreign currency loans and transactions that are designated as hedges of a net investment in self-sustaining foreign operations are reported in shareholders' equity in the same manner as translation adjustments.

Foreign-denominated monetary assets and liabilities are translated at the exchange rates prevailing at the year end, and revenue and expenses (other than depreciation) at average rates of exchange during the year. Exchange gains and losses arising on the translation of the accounts are included in the consolidated statement of income (loss). Non-monetary assets and liabilities are translated at historical rates of exchange.

Prior to July 1, 2003, Noranda's Canadian operations have been measured in Canadian dollars and consolidated financial statements have been expressed in Canadian dollars. The accounts of self-sustaining foreign operations were translated using the current rate method, under which all assets and liabilities were translated at the exchange rate prevailing at year end, and revenues and expenses at average rates of exchange during the year. Gains or losses on translation of these account balances were not included in the consolidated statements of loss, but deferred and shown as a separate item in shareholders' equity. Gains or losses on foreign currency loans and transactions that were designated as hedges of a net investment in self-sustaining foreign operations were reported in shareholders' equity in the same manner as translation adjustments.

Cash and Cash Equivalents

Cash and cash equivalents include cash on account, demand deposits and short-term investments with original maturities of three months or less and are stated at cost, which approximates market value. Cash and cash equivalents of $884 (2003 – $501) include $35 of restricted cash (2003 – $33) to be used for repayment of senior debt of the Antamina project.

Short-term Investments

Investments in corporate commercial paper issues have original maturities between four and nine months and are stated at cost, which approximates market value.

Product Inventories

Mining and metallurgical product inventories are valued at the lower of net realizable value and average cost, where costs comprise direct costs and an allocation of production overheads and depreciation of production-related assets. Aluminum and fabricated product inventories are valued at the lower of cost (determined on a first-in, first-out basis, comprising direct costs and an allocation of production overheads and depreciation of production-related assets) and net realizable value. Inventories of operating supplies and raw materials are valued at the lower of average direct acquisition cost and replacement value.

Revenue Recognition

Revenues from the sale of base metals, aluminum and fabricated products and from by-product materials are recorded at the time of sale, when the rights and obligations of ownership pass to the buyer. Prices used for provisionally priced sales are based on market prices prevailing at the time of shipment and are adjusted based upon market prices until final settlement with customers pursuant to the terms of sales contracts. Price changes for shipments which at year end are awaiting final pricing could have a material effect on future revenues.

Financial Instruments

Noranda enters into interest rate swap agreements to alter the interest characteristics of a portion of its outstanding debt from a fixed to a floating rate basis. These agreements involve the receipt of fixed-rate amounts in exchange for floating rate interest payments over the life of the agreement without an exchange of the underlying principal amount. Noranda also enters into interest rate swap agreements that involve the payment of fixed-rate amounts in exchange for the receipt of floating rate interest over the life of the agreement. The differential to be paid or received as a result of interest rate swap agreements is accrued and recognized as an adjustment to interest expense related to the debt.

Noranda uses forward foreign exchange and option contracts to hedge the effect of exchange rate changes on identifiable foreign currency exposures and futures, and forward and option contracts to hedge the effect of price changes on a portion of the commodities it sells. Gains and losses on these contracts are reported as a component of the related transactions. Gains and losses on early termination of hedging contracts are deferred until the hedged items are recognized in earnings. From time to time, Noranda enters into futures and forward contracts for the purchase or sale of commodities and currencies not related to production. Provisions are made for any estimated unrealized gains and losses on these contracts.

Noranda also uses cross-currency swap agreements which are used to hedge the interest rate risk and foreign currency exposures related to its non-U.S. dollar-denominated debt. Gains or losses on these contracts are accounted for in the same manner as the interest rate swap agreements and forward exchange contracts discussed above.

Financial instruments designated as hedges are tested for effectiveness on a quarterly basis. Gains and losses on those contracts that are proven to be effective are reported as a component of the related transaction.

Noranda formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific firm commitments or forecasted transactions.

Noranda does not consider the credit risk associated with its financial instruments to be significant. Interest rate swaps, foreign currency contracts and commodity hedge contracts are maintained with high-quality counterparties, and Noranda does not anticipate that any counterparty will fail to meet its obligations. Noranda does not have significant exposure to any individual customer, and these risks are further managed through an effective credit management program.

As of January 1, 2004, Noranda adopted the recommendations of AcG 13 which provide for more restrictive conditions as to when hedge accounting may be used (see note 2).

Depreciation, Amortization

Depreciation of property, plant and equipment is based on the estimated service lives of the assets, calculated primarily on a straight-line basis for metallurgical operations (not exceeding 40 years) and on a unit-of-production basis for mining operations. Preproduction and mine development expenditures are amortized over the estimated life of the mine on the unit-of-production method over proven and probable reserves. Construction in progress will be depreciated once the project is substantially completed, and has reached commercial production.

Reclamation

Effective January 1, 2004, Noranda adopted the new Canadian Institute of Chartered Accountants (CICA) standards for Asset Retirement Obligations (CICA 3110) (see note 2).

In accordance with CICA 3110, asset retirement obligations are recognized when incurred and recorded as liabilities at fair value. The amount of the liability is subject to re-measurement at each reporting period. The liability is accreted over time through periodic charges to earnings. In addition, the asset retirement cost is capitalized as part of the asset's carrying value and amortized over the estimated life of the mine. The key assumptions on which the fair value of the asset retirement obligations is based includes the estimated future cash flows, the timing of those cash flows and the credit-adjusted risk-free rate or rates on which the estimated cash flows have been discounted.

The asset retirement obligation and closure costs may change materially based on future changes in operations, costs of reclamation and closure activities, regulatory requirements and the outcome of legal proceedings.

Preproduction Costs

Preproduction costs related to major projects are deferred until the facilities achieve commercial production or are deemed to be uneconomic. These deferred costs are amortized on a unit-of-production method over the estimated useful life of the project or are written off when the project is determined to be uneconomic.

Asset Valuation

The Company assesses long-lived assets for recoverability whenever indicators of impairment exist. When the carrying value of a long-lived asset is less than its net recoverable value as determined on an undiscounted basis, an impairment loss is recognized to the extent that its fair value, measured as the discounted cash flows over the life of the asset when quoted market prices are not readily available, is below the asset's carrying value.

Exploration

Mining exploration expenditures are charged against current earnings unless they relate to properties that have been subjected to sufficient pre-feasibility work that indicates future mine production is reasonably certain. Gains on the sale of mining exploration properties or recoveries of costs previously written off are credited against exploration expense.

Income and Production Taxes

Current taxes are recognized for the estimated income and mining taxes payable for the current year.

Future tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes that are more likely than not to be realized. Future taxes are measured using the tax rates and laws that will be in effect when the differences are expected to reverse or the losses to be realized.

Interest

Interest incurred is charged to earnings, except for interest that can be identified with a major capital expenditure program. Under the policy, interest is capitalized as it arises from indebtedness incurred to finance major projects, either directly or indirectly, until the project achieves commercial production.

Post-employment Costs

The cost of retirement benefits and certain post-employment benefits are recognized as the benefits are earned by the employees. Noranda uses the accrued benefit method pro-rated on length of service and management's best estimate assumptions to value its pensions and other retirement benefits. Assets are valued at fair value for the purpose of calculating the expected return on plan assets. Past service costs from plan amendments are amortized on a straight-line basis over the term of the employment contract. The excess of the net actuarial gain (loss) over 10% of the greater of the benefit obligation and the fair value of plan assets is amortized over the average remaining service period of active employees.

Under its defined contribution retirement savings program, Noranda makes payments based on employee earnings and partially matches employee contributions, to a defined maximum. Employees may receive profit sharing credits based on earnings.

When a defined benefit plan gives rise to an accrued benefit asset, Noranda recognizes a valuation allowance for the excess of the adjusted benefit asset over the expected future benefit to be realized from the plan asset. Changes in the allowance are included in the determination of pension expense.

Stock-based Compensation Plans

The Company has stock-based compensation plans, which are described in Note 12. The Company accounts for stock options using the fair value method. Under this method, compensation expense for stock options granted since January 1, 2002 is measured at fair value at the grant date using the Black-Scholes valuation model and recognized over the vesting period of the options granted.

The Company also has an employee share savings plan through which employees can purchase shares of the Company at market prices. For each dollar employees contribute to the plan, the Company contributes a prescribed percentage, which is expensed as employee compensation. For the Company's deferred unit plans, a liability is recorded to the extent that the Company's common share price exceeds the notional purchase price of the units. Notional dividends on the units are recorded as a direct charge to retained earnings.

Earnings Per Share

Earnings per share is determined by dividing net earnings, after deducting preferred share dividends and the equity portion of the convertible debenture interest, by the weighted-average number of common shares outstanding during the year, excluding shares securing employee share purchase loans.

Diluted loss per share assumes that outstanding dilutive stock options are exercised at the beginning of the period (or at the time of issuance, if later) and the proceeds are used to purchase common stock at the average market price during the period, and that dilutive convertible debentures are converted into common shares at the beginning of the period.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Comparative Consolidated Financial Statements

The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 2004 consolidated financial statements.

2

Changes in Accounting Policies

a) Asset Retirement Obligations

Effective January 1, 2004, Noranda adopted the new CICA standard for Asset Retirement Obligations (CICA 3110). Previously, Noranda expensed costs related to ongoing site restoration programs when incurred, while a provision for future site reclamation and closure costs was charged to earnings over the life of the operations.

In accordance with CICA 3110, asset retirement obligations are recognized when incurred and recorded as liabilities at fair value. The amount of the liability is subject to re-measurement at each reporting period. The liability is accreted over time through periodic charges to earnings. In addition, the asset retirement cost is capitalized as part of the asset's carrying value and amortized over the estimated life of the mine. The key assumptions on which the fair value of the asset retirement obligations is based includes the estimated future cash flows, the timing of those cash flows and the credit-adjusted risk-free rate or rates on which the estimated cash flows have been discounted. Cash outflows totaling $1,551 are expected to be incurred over a period extending to 62 years. These cash outflows are discounted using a rate ranging from 5% to 9%. This change in accounting policy was applied retroactively and, accordingly, the consolidated financial statements of prior periods were restated.

As a result of this change, the cumulative impact from the adoption of this standard at January 1, 2003 was to decrease retained earnings by $27, increase capital assets by $70, increase the provision for asset retirement by $97, decrease future income taxes by $5 and increase interest of other shareholders by $5. Adoption of the new standard reduced net income by $11 for the year ended December 31, 2003.

Periods ending December 31,	2004	2003
Asset retirement obligation beginning of period	$ (412)	$ (334)
Liabilities incurred	(5)	(18)
Liabilities settled	36	29
Gain on settlement of liabilities	5	—
Accretion expense	(24)	(27)
Revision in estimated cash flows	(9)	—
Foreign exchange	(27)	(62)
Asset retirement obligation end of period	$ (436)	$ (412)

b) Hedging Relationships

Effective January 1, 2004, Noranda adopted the new CICA standard for Hedging Relationships (AcG 13). This standard is applied prospectively without restatement of prior period results. As of January 1, 2004, Noranda adopted the recommendations of AcG 13 which provide for more restrictive conditions as to when hedge accounting may be used. On implementation of this standard at January 1, 2004, the Company's partially-owned subsidiary, Falconbridge, recorded a deferred mark-to-market gain of $27 on its interest rate hedges while recording a long-term receivable and long-term payable of $67 and $40, for those contracts in a gain and loss position, respectively. Amortization of $7 of this deferred gain was amortized into income during 2004, as a reduction of interest expense. Since the interest rate hedge contracts were not eligible for hedge accounting, the change in fair value on these positions are shown as a component of other income.

Falconbridge recorded a mark-to-market loss of $1 during 2004 respectively, for those contracts which were not eligible for hedge accounting.

At January 1, 2004, Falconbridge recorded a deferred mark-to-market gain of $3, for energy price hedge contracts not eligible for hedge accounting, $2 of this deferred gain was amortized into income during 2004. In addition, Falconbridge recorded a $1 mark-to-market gain on those contracts during 2004.

Under the provisions of the new standard, Noranda continued to be eligible for hedge accounting on its fixed forward price hedges and on its forward and option contracts used as a currency hedge of Canadian dollars operating costs. Falconbridge did not seek hedge accounting for its contracts used as an economic currency hedge of Canadian dollar monetary assets and liabilities and accordingly continues to mark these to market.

3

(Gain) Loss Net of Restructuring Costs and Other

	2004	2003
Gain on settlement of alumina contract (Note 4)	$ (80)	$ —
Gain on sale of units in Noranda Income Fund	—	(35)
Gain on sale of investment and other	(6)	(3)
American Racing impairment	50	—
Magnesium closure costs (Note 4)	—	33
Restructuring costs	3	33
	$ (33)	$ 28

American Racing Impairment

American Racing is a subsidiary of Noranda that manufactures and distributes aluminum wheels. In 2004, Noranda recorded an impairment loss of $50 which was applied to the carrying value of the operations in the United States. The impairment loss was determined using a discounted cash flow analysis.

Sale of Units in Noranda Income Fund

On July 17, 2003, Noranda sold its remaining 11,984,900 Priority Units of the Noranda Income Fund for gross proceeds of $84. The pre-tax gain on the sale was $35. Noranda's participation in the Fund decreased to 25% following the sale, representing all of the outstanding Ordinary Units of the Fund. Noranda's investment is accounted for on an equity basis.

Other Restructuring Costs

In 2003, employee reductions at Horne, Brunswick smelter and Kidd Creek operating sites and restructuring provisions at American Racing were recorded in the amount of $33.

4

Joint Ventures

Noranda's share of the assets, liabilities and equity, revenues and expenses and cash flows of its major joint ventures for the years ended December 31, 2004 and 2003 are as follows:

	2004					
	Antamina	Collahuasi	Magnesium	Louvicourt	Gramercy	Total
Balance Sheets						
Current assets	$ 223	$ 392	$ 12	$ 18	$ 38	$ 683
Capital assets and other	630	955	272	4	133	1,994
	$ 853	$ 1,347	$ 284	$ 22	$ 171	$ 2,677
Current liabilities	$ 73	$ 179	$ —	$ 2	$ 18	$ 272
Long-term debt and other	346	628	27	5	56	1,062
Minority interest in subsidiaries	—	222	—	6	—	228
Noranda's investment	434	318	257	9	97	1,115
	$ 853	$ 1,347	$ 284	$ 22	$ 171	$ 2,677
Statements of Earnings (Loss)						
Sales and other revenues	$ 351	$ 575	$ —	$ 47	$ 39	$ 1,012
Expenses	221	319	5	23	38	606
Minority interest	—	105	—	9	—	114
Noranda's share of earnings (loss)	$ 130	$ 151	$ (5)	$ 15	$ 1	$ 292
Statements of Cash Flows						
Cash realized from (used for):						
Operations	$ 196	$ 272	$ (3)	$ 27	$ 13	$ 505
Investment activities	(15)	(20)	—	—	(5)	(40)
Financing activities	(69)	(66)	(1)	—	—	(136)

	2003				
	Antamina	Collahuasi	Magnesium	Louvicourt	Total
Balance Sheets					
Current assets	$ 110	$ 143	$ 23	$ 12	$ 288
Capital assets and other	660	923	252	9	1,844
	$ 770	$ 1,066	$ 275	$ 21	$ 2,132
Current liabilities	$ 75	$ 87	$ 6	$ 2	$ 170
Long-term debt and other	346	598	30	2	976
Minority interest in subsidiaries	—	156	—	7	163
Noranda's investment	349	225	239	10	823
	$ 770	$ 1,066	$ 275	$ 21	$ 2,132
Statements of Earnings (Loss)					
Sales and other revenues	$ 187	$ 275	$ —	$ 28	$ 490
Expenses	159	206	34	24	423
Minority interest	—	28	—	1	29
Noranda's share of earnings (loss)	$ 28	$ 41	$ (34)	$ 3	$ 38
Statements of Cash Flows					
Cash realized from (used for):					
Operations	$ 57	$ 95	$ (28)	$ 13	$ 137
Investment activities	(15)	(114)	(13)	—	(142)
Financing activities	(47)	9	(1)	—	(39)

Noranda holds a 33.75% interest in Antamina, a copper/zinc mine project in Peru. Noranda, through its Falconbridge subsidiary, holds a 44% interest in Compañia Minera Doña Inés de Collahuasi S.C.M. ("Collahuasi"), a corporation which owns the mining and water rights and other assets relating to the Collahuasi project, and which secured financing, conducts the operations and markets the products of the property.

Noranda owns an 80% joint-venture interest in the Magnesium project, a facility for the extraction of magnesium from mining residues in Danville, Quebec. As a result of depressed global magnesium prices, the Company temporarily shut down its Magnesium operation in April 2003. Included in restructuring costs in 2003 is a charge of $33 related to this closure.

The Company holds through its 62.1%-owned subsidiary, Novicourt, a 45% joint-venture interest in the Louvicourt copper/zinc mine in northwestern Quebec.

In October 2004, the Company assumed a 50% interest in Kaiser Aluminum's Gramercy alumina plant in Gramercy, Louisiana and Kaiser Aluminum's related bauxite assets in Jamaica, in exchange for the settlement of an alumina supply contract and $11.5. The Company recorded a gain of $80 on the settlement of the contract. The total consideration of $91.5, comprised of cash and the gain on the settlement of the contract, was allocated as $11.5 to working capital, $129 to capital assets and $49 to future income taxes.

5 Operating Capital Assets

As at December 31, 2004	Copper	Nickel	Zinc	Aluminum	Other	Total
Property, plant and equipment, at cost	$ 4,490	$ 2,027	$ 632	$ 1,344	$ 476	$ 8,969
Accumulated depreciation	(1,988)	(1,228)	(488)	(642)	(438)	(4,784)
	2,502	799	144	702	38	4,185
Deferred preproduction, development and exploration (net)	388	279	14	—	4	685
	$ 2,890	$ 1,078	$ 158	$ 702	$ 42	$ 4,870

As at December 31, 2003	Copper	Nickel	Zinc	Aluminum	Other	Total
Property, plant and equipment, at cost	$ 4,127	$ 1,941	$ 640	$1,195	$ 527	$ 8,430
Accumulated depreciation	(1,793)	(1,132)	(464)	(616)	(442)	(4,447)
	2,334	809	176	579	85	3,983
Deferred preproduction, development and exploration (net)	423	298	58	—	3	782
	$ 2,757	$ 1,107	$ 234	$ 579	$ 88	$ 4,765



Development Projects

Development projects consist of brownfield and greenfield projects that are expected to contribute to earnings upon completion of construction and advancement to commercial production.

Major projects in the category are as follows:

As at December 31	2004	2003
Collahuasi expansion	$ —	$ 207
Kidd Creek – deep expansion	404	277
Koniambo – New Caledonia	180	123
Nickel Rim South	101	5
Magnesium	272	252
Other development projects	209	109
	$ 1,166	$ 973

The increase in carrying value attributed to the magnesium operations in 2004 is a result of the appreciation of the Canadian dollar compared to the U.S. dollar during 2004. The Collahuasi expansion went into commercial production during the third quarter of 2004.

7

Investments and Other Assets

As at December 31	2004	2003
Equity accounted investment – Noranda Income Fund	$ 43	$ 46
Cost accounted investments	24	17
Derivative financial instruments	120	24
Antamina net proceeds interest	23	23
Debenture discount and issue expenses – net	18	21
Supplies inventory	25	16
Deposits and other assets	71	58
	$ 324	$ 205

8

Debt

	Interest rates(1)	Total 2004	2005	2006	2007	2008	2009	2010 to 2013	After 2013	Total 2003
		Principal repayment schedule as at December 31, 2004								
Debt of the Company and its wholly-owned subsidiaries:										
Notes payable and revolving term loans	3.57%	$ 302	75	2	215	1	1	5	3	$ 55
Senior debentures	5.73%	1,150	200	—	—	—	—	600	350	1,450
Liability element of convertible debentures (Note 11)	5.00%	13	—	—	13	—	—	—	—	18
	5.28%	1,465	275	2	228	1	1	605	353	1,523
Debt of partially-owned subsidiaries and joint ventures	5.02%	1,743	295	353	103	256	83	395	258	1,801
Total	5.14%	$ 3,208	570	355	331	257	84	1,000	611	$ 3,324
Debt due within one year		570								431
Long-term debt		$ 2,638								$ 2,893

(1) weighted average interest rates after swap contracts, as at December 31, 2004.

a) Notes payable and revolving term loans include borrowings under unsecured committed bank lines of credit that are structured to provide the Company with the right to borrow at floating rates and repay these amounts over the next three years. At December 31, 2004, Noranda had utilized $246 (including $18 by Falconbridge, excluding Collahuasi) from its total committed lines of $1,112 (including $475 for Falconbridge, excluding Collahuasi).

Senior debentures of $1,150 (2003 – $1,450) are direct unsecured obligations of the Company.

b) On May 28, 2003, Noranda's partially-owned subsidiary Falconbridge issued $250 5.375% fixed-rate debentures maturing on June 1, 2015. The proceeds from this offering were used to repay debt outstanding under its commercial paper program, to fund planned expenditures and for other general corporate purposes.

On September 24, 2003, Noranda issued $350 6% fixed-rate debentures maturing October 15, 2015. The proceeds from this offering were invested in short-term investments and used for other general corporate purposes.

c) Debt of partially-owned subsidiaries and joint ventures includes $305, Noranda's 33.75% share of the $905 of borrowings under Antamina's $1,320 senior credit facilities. These facilities, provided by a consortium of international banks and national import/export credit agencies, have maturity dates ranging from 3.5 to 7.5 years. With the exception of $118, all of these facilities are insured for political risks or are otherwise guaranteed for political risks by multilateral, national or private sector institutions. Noranda's guarantee of this facility was removed during 2003 as the completion tests were met.

d) After taking into account current interest rates and credit spreads, the fair value of the debt of the Company at December 31, 2004 was greater than book value by $112 (2003 – $120), and the fair value of the debt of its partially-owned subsidiaries and joint ventures was greater than book value by $70 (2003 – $94).

e) Interest rate swap agreements of $650 (2003 – $650) have been entered into by the Company, and $400 (2003 – $400) by its partially-owned subsidiaries and joint ventures, whereby fixed rates of interest are received and floating rates are paid for terms up to 10.5

years. In addition, interest rate swap agreements of $550 (2003 – $561) have been entered into by the Company's partially-owned subsidiaries and joint ventures, whereby fixed rates of interest are paid and floating rates are received for a period up to 7.5 years. As at December 31, 2004, the estimated aggregate fair value of the interest rate swap agreements of the Company and its partially-owned subsidiaries and joint ventures had a mark-to-market gain of $20 and $21 respectively (2003 – $14 and $24, respectively).

The Company's partially-owned subsidiary Falconbridge has entered into several cross-currency interest rate swap transactions whereby rates of interest on debentures in the amount of $86 (2003 – $86) are swapped to floating and $25 (2003 – $25) are swapped to fixed rates of interest for terms of four years. At December 31, 2004, the mark-to-market value of these positions was a gain of $45 (2003 – $31).

At December 31, 2002, the Company recorded a deferred gain of $21 on the closure of Cdn$400 million interest rate swap agreements. The Company recognized into income $4 during 2004 (2003 – $17).

Interest, net	2004	2003
Interest on long-term debt	$ 163	$ 158
Interest on short-term debt	16	5
Interest income	(24)	(14)
	155	149
Capitalized interest	(36)	(20)
	$ 119	$ 129

9 Asset Retirement Obligation, Pension and Other Provisions

	As at December 31, 2004			As at December 31, 2003 Restated – Note 2		
	Company and wholly-owned subsidiaries	Partially-owned subsidiaries and joint ventures	Total	Company and wholly-owned subsidiaries	Partially-owned subsidiaries and joint ventures	Total
Asset retirement obligation	$ 273	$ 163	$ 436	$ 271	$ 141	$ 412
Pension, benefits and other provisions	(56)	215	159	(64)	191	127
	$ 217	$ 378	$ 595	$ 207	$ 332	$ 539

10 Interests of Other Shareholders

As at December 31	2004	2003
Preferred shares of subsidiaries	$ 130	$ 130
Common equity interests	1,067	789
	$ 1,197	$ 919

11

Convertible Debentures

The Cdn$150 million adjustable rate convertible subordinated debentures Series 1, due April 30, 2007, bear interest at a rate which is the greater of 5%, and of 1% plus the percentage that two times the common share dividend paid in the previous six months is of the conversion price. The debentures are convertible at the holder's option into common shares of the Company at a conversion price of Cdn$27.55 per common share, on or before the last business day prior to the maturity date of the debentures, or the last business day prior to redemption. The Company has the option of redeeming the debentures, and upon maturity they are redeemable, at the Company's option, for common shares of the Company at the average closing price on the Toronto Stock Exchange for the 30 trading days prior to the maturity date.

The Company's convertible debentures contain both debt and equity components. Although under certain conditions the interest portion of the debentures may be settled by issuing common shares, the Company believes it is improbable that those conditions will be met, and has accounted for the present value of the interest portion as a liability. At December 31, 2004, this liability amounted to $13 (2003 – $18). The amount representing the principal has been classified as a component of shareholders' equity and was $89 at December 31, 2004 (2003 – $84).

12

Shareholders' Equity

Capital Stock

Authorized:

Preferred shares, an unlimited number
Common shares, an unlimited number
Participating shares, an unlimited number

	2004	2003
Issued:		
Preferred shares Series F	$ 59	$ 59
Preferred shares Series G	137	137
Preferred shares Series H	99	99
Equity element of convertible debentures (Note 11)	89	84
Common shares	2,107	2,084
Stock option valuation	3	3
	2,494	2,466
Retained earnings (deficit)	288	(130)
Currency translation adjustment	280	264
	3,062	2,600
Share purchase plan	(3)	(3)
	$ 3,059	$ 2,597

Preferred Shares Series F

The Company had 3,246,057 (2003 – 3,246,057) Cumulative, Redeemable Preferred Shares, Series F (the "Series F Preferred Shares") outstanding at December 31, 2004.

Prior to November 1, 2001, holders of Series F Preferred Shares received a quarterly fixed dividend at a rate of 5.8% per annum. On November 1, 2001, the Series F Preferred Shares commenced paying a monthly floating dividend based on a dividend rate that fluctuates over time between 50% and 100% of Prime for each month. The dividend rate is adjusted upwards or downwards on a monthly basis by an Adjustment Factor whenever the Calculated Trading Price, being the market price of the Series F Preferred Shares, is Cdn$24.875 or less or Cdn$25.125 or more, respectively. The Adjustment Factor for a month is based on the Calculated Trading Price of the Series F Preferred Shares for the preceding month. The maximum Adjustment Factor for any month is ±4.00%. The annual floating dividend rate for any month is Prime multiplied by the Designated Percentage for such month (the Adjustment Factor for such month plus the Designated Percentage for the preceding month).

Holders of Series F Preferred Shares had the right to convert their shares, effective on November 1, 2001, on a one-for-one basis into Cumulative, Redeemable Preferred Shares,

Series G (the "Series G Preferred Shares"). Of the 12,000,000 outstanding Series F Preferred Shares, 8,753,943 were converted into Series G Preferred Shares. Holders will again have the right to convert their shares, on a one-for-one basis into Series G Preferred Shares on November 1, 2006, and every five years thereafter. On November 1, 2001, the Series F Preferred Shares became redeemable, at the option of the Company, at Cdn$25.50 per share plus unpaid and accrued dividends.

Preferred Shares Series G

The Company had 8,753,943 (2003 – 8,753,943) Series G Preferred Shares outstanding at December 31, 2004. These Series G Preferred Shares were issued as a result of the conversion of the same number of Series F Preferred Shares into Series G Preferred Shares on November 1, 2001.

For each of the five years commencing November 1, 2001, holders of Series G Preferred Shares will receive, as and when declared by the Board of Directors, a quarterly fixed dividend at a rate of 6.10% per annum. On November 1, 2006, the Series G Preferred Shares will be redeemable, at the option of the Company, at Cdn$25.00 per share plus unpaid and accrued dividends. Subject to certain conditions, holders of Series G Preferred Shares will have the right to convert their shares into Series F Preferred Shares on a one-for-one basis on November 1, 2006 and on November 1 of every fifth year thereafter.

Preferred Shares Series H

The Company completed a public offering of Cumulative Preferred Shares, Series H for aggregate gross proceeds of Cdn$150 million on March 25, 2003. At December 31, 2004, there were 6,000,000 (2003 – 6,000,000) Series H Preferred Shares outstanding.

Holders of the Series H Preferred Shares are entitled to fixed cumulative preferential cash dividends, if, as and when declared by the Company's Board of Directors, at a rate of Cdn$1.625 per share per annum, payable quarterly, in equal installments of Cdn$0.40625 per share, on the last day of March, June, September and December of each year.

On and after March 31, 2008, the Company may, at its option (i) redeem the outstanding Series H Preferred Shares in whole at any time or in part from time to time, by the payment of Cdn$25.00 per share, together with all accrued and unpaid dividends up to but excluding the date fixed for redemption; or (ii) subject, if required, to stock exchange approvals, convert the outstanding Series H Preferred Shares into Noranda common shares. The number of common shares into which each Series H Preferred Share may be so converted will be determined by dividing the redemption price per Series H Preferred Share, together with all accrued and unpaid dividends up to but excluding the date fixed for conversion, by the greater of Cdn$2.00 and 95% of the current market price of Noranda common shares at such time.

On or after June 30, 2008, each Series H Preferred Share will be convertible at the option of the holder on the last day of March, June, September and December in each year into that number of Noranda common shares determined by dividing Cdn$25.00, together with all accrued and unpaid dividends up to but excluding the date fixed for conversion, by the greater of Cdn$2.00 and 95% of the current market price of Noranda common shares at such time. If a holder of Series H Preferred Shares elects to convert any of those shares into Noranda common shares, the Company may, on not less than 20 days notice prior to the conversion date, elect to redeem those Series H Preferred Shares for Cdn$25.00 per share, together with all accrued and unpaid dividends up to but excluding the date fixed for conversion or arrange for the sale of those shares to substitute purchasers at such price.

Preferred Shares Series I

The Company completed a private placement of 6,000,000 Cumulative Preferred Shares, Series I to Brascan Corporation for aggregate gross proceeds of Cdn$150 million on April 25, 2003. On August 18, 2003, the Company redeemed all Series I Preferred Shares with a portion of the net proceeds it received from the issuance of the 24,800,000 common shares issued on August 11, 2003. As a result of this redemption, a foreign exchange loss of $5 was recorded in retained earnings.

Common Share Issue

On August 12, 2003, the Company completed a public issue of 48,520,000 common shares at a price of Cdn$12.65 for net proceeds of Cdn$601 million. Brascan Corporation subscribed for 20,000,000 shares from this issue.

Non-voting Participating Shares

The authorized and unissued non-voting participating shares participate ratably with the holders of common shares in dividends and distributions of the assets of the Company.

Summary of Common Share Transactions

	Shares (000)	Amount
Common shares, December 31, 2002	241,289	$ 1,595
Issue of common shares	48,520	434
Issued on exercise of stock options	373	5
Issued under dividend re-investment	5,046	50
Common shares, December 31, 2003	295,228	$ 2,084
Issued on exercise of stock options	1,704	22
Issued under dividend re-investment	38	1
Common shares, December 31, 2004	296,970	$ 2,107

Earnings Per Share

Earnings per share is determined by dividing net income, after deducting preferred share dividends of $20 (2003 – $21) and the equity portion of the convertible debenture interest of $3 (2003 – $3), by the weighted-average number of common shares outstanding during the year, excluding shares securing employee share purchase loans of 296,245,753 (2003 – 261,618,375).

Diluted earnings per share assumes that outstanding dilutive stock options are exercised at the beginning of the period (or at the time of issuance, if later) and the proceeds are used to purchase common stock at the average market price during the period, and that dilutive convertible debentures are converted into common shares at the beginning of the period.

Diluted earnings per share is determined by dividing net income (loss) attributable to common shares, after adding the dilutive effect of convertible debentures of $3 (2003 – $nil), by the diluted weighted average number of shares 303,789,960 (2003 – 261,618,375).

Share Purchase Plan

In 1998, 2001 and 2002, loans were issued to executives of the Company for the purchase of common shares under the share purchase plan. The loans are repayable on demand, mature in ten years, and are secured by a pledge of 331,950 common shares at December 31, 2004 (2003 – 331,950). Loans receivable at December 31, 2004 of $3 (2003 – $3) are recorded as a reduction of shareholders' equity, and upon loan repayment there will be a corresponding increase in shareholders' equity. As of December 31, 2004, the fair value of the common shares pledged was $6.

Stock Options

The Company has a stock option plan through which options may be granted to directors, officers and employees for the purchase of common shares. Options were granted at prices equal to the five-day average price prior to the grant. Stock options generally have a 10-year term and contain vesting provisions of 20% on the first anniversary following the date of the grant, and a further 20% on each of the four subsequent anniversary dates. Stock options granted from January 1, 2000 to February 28, 2002 have a 10-year term and the same vesting provisions; however, they also contain an accelerated vesting feature specifying that on the first day that the market price of the common shares is 20% greater than the exercise price of the option, the final tranche of certain unvested options outstanding on that date will immediately vest and be exercisable.

During 2004, three stock option series were granted totaling 882,000 options at a weighted-average price of Cdn$20.42. The compensation expense associated with these stock options series was calculated using the Black-Scholes valuation model assuming the following weighted-average parameters; 10-year term, 25% volatility, expected dividend of 1.86% annually and an interest rate of 4.33%. The stock option value is charged against net income over its vesting period.

Corporate and general administration expenses to December 31, 2004 include compensation costs of $4 (2003 – $3) relating to outstanding options granted since January 1, 2002.

A summary of the status of the stock option plan and changes during the years is presented below:

	2004		2003	
	Options (000)	Weighted-average exercise price (Cdn$)	Options (000)	Weighted-average exercise price (Cdn$)
Outstanding, beginning of year	9,584	$ 16.35	8,591	$ 16.65
Granted	882	20.42	1,422	14.45
Exercised	(1,704)	16.47	(373)	15.92
Cancelled	(1,346)	16.64	(56)	16.85
Outstanding, end of year	7,416	$ 16.75	9,584	$ 16.35

The following table summarizes information about stock options outstanding at December 31, 2004:

	Options outstanding			Options exercisable	
Range of exercise prices	Number (000) outstanding at December 31, 2004	Weighted-average remaining contractual life (years)	Weighted-average exercise price (Cdn$)	Number (000) exercisable at December 31, 2004	Weighted-average exercise price (Cdn$)
$12.67 to $17.88	5,537	7.2	$ 15.50	3,539	$ 15.95
$18.00 to $19.29	640	5.8	18.73	460	19.01
$20.37 to $24.17	1,239	7.8	21.31	388	23.27
	7,416	7.2	$ 16.75	4,387	$ 16.92

Director Deferred Stock Unit Plan

Under the Deferred Stock Unit (DSU) Plan for the Company's non-employee directors, each eligible director may elect to be paid annual retainer fees and/or meeting attendance fees in DSUs rather than in cash. A DSU is a notional unit, equivalent in value to a common share.

Deferred stock units are credited with "dividend equivalents" when dividends are paid on the common shares of the Company, and such dividend equivalents are converted into additional units based on the fair market value of common shares on the date credited.

Payment of DSUs is not made until such time as the director leaves the Board, and may be in cash or in common shares of the Company purchased on the open market.

As of December 31, 2004 the total DSUs held by participating directors was 61,351 (2003 – 44,108), the accrual in respect of which is not significant at December 31, 2004 and 2003.

Management Deferred Share Unit Plan (MDSUP)

Management deferred share units ("Units") may be granted each year at the discretion of the Board to senior executives in lieu of all or part of their annual cash bonus awards. The annual bonus awards would be converted to Units based on a rate set on the award date. The portion of the annual bonus award elected to be received in Units by the executive may, at the discretion of the H.R. Committee, be increased by a factor of up to two times for purposes of calculating the number of Units to be allocated under the MDSUP.

An executive who holds Units will receive additional Units as dividends are paid on the common shares of the Company, on the same basis as if the dividends were reinvested pursuant to the Company's dividend reinvestment plan. The Units will vest over a five-year period and participants will only be allowed to redeem the Units upon cessation of employment.

The cash value of the Units when redeemed will be equivalent to the market value of an equivalent number of Noranda common shares at the time of cessation of employment with the Company.

As of December 31, 2004, a total of 44,274 Units were held by executives of the Company (2003 – 33,666), the accrual in respect of which is not significant at December 31, 2004 and 2003.

Dividend Reinvestment Plan

Canadian resident shareholders may elect to reinvest their cash dividends from common shares to purchase additional shares. During 2004, 37,910 (2003 – 5,046,641) common shares were issued under the dividend reinvestment plan.

13 Income and Production Taxes

The provision for income and production taxes differs from the amount that would have resulted by applying statutory income tax rates to earnings as described below. The difference arose for the following reasons:

	2004	2003
Income before the following:		
Income and production taxes and minority interest	$ 1,181	$ 131
Provision based on combined federal and composite provincial tax rate of 37.6% (2003 – 38.6%)	$ 444	$ 51
Increase (decrease) in taxes resulting from:		
Resource and depletion allowances	(26)	(6)
Royalties and mineral taxes	22	7
Rate differences from foreign and manufacturing activities	(116)	(50)
Non-taxable items	(57)	(20)
Capital taxes	7	13
Foreign exchange adjustments	41	18
Non-recurring and other	18	7
Income and production taxes	$ 333	$ 20

Consolidated income and production taxes are as follows:

	2004	2003
Current:		
Federal and provincial income taxes	$ 27	$ 16
Provincial mining taxes	5	2
Foreign taxes	75	35
	$ 107	$ 53
Future:		
Federal and provincial income taxes	$ 32	$ (55)
Provincial mining taxes	18	4
Foreign taxes	176	18
	$ 226	$ (33)
	$ 333	$ 20

The components of the future tax asset and future tax liability at December 31, 2004 and 2003 are as follows:

	2004		2003	
	Legal entities where		Legal entities where	
	assets exceed liabilities	liabilities exceed assets	assets exceed liabilities	liabilities exceed assets
Future tax assets:				
Property, plant and equipment	$ 15	$ —	$ —	$ —
Pensions	—	—	1	—
Post-retirement benefits	—	69	21	59
Asset retirement obligation	50	51	54	30
Exploration	30	15	15	—
Inventory valuations	—	10	3	6
Non capital losses	74	95	55	197
Research and development	86	21	79	16
Other	167	39	120	53
	$ 422	$ 300	$ 348	$ 361
Future tax liabilities:				
Property plant and equipment	$ —	$ (473)	$ (30)	$ (407)
Development and preproduction	(5)	(210)	(5)	(177)
Foreign exchange	(27)	(33)	(18)	(9)
Pensions	(6)	(28)	(50)	(12)
Exploration	—	—	(2)	—
Other	(92)	(152)	(5)	(40)
	$ (130)	$ (896)	$ (110)	$ (645)
Net future tax asset (liability)	$ 292	$ (596)	$ 238	$ (284)

The Company has non-resident subsidiaries that have tax losses of $nil (2003 – $106) for which no benefit has been recorded. If the tax benefit had been recorded, the amount would have been $nil (2003 – $21).

14

Financial Instruments

Noranda uses various strategies to manage its market risk, including the use of derivative contracts to limit, offset or reduce the Company's market exposure. Derivative instruments are used to manage well-defined commodity price, foreign exchange and interest rate risks arising from Noranda's primary business activities. The fair values of Noranda's derivative instruments, as summarized later in this note, are based on quoted market prices for similar instruments and on market closing prices at year end.

Effective July 1, 2003, Noranda's functional currency was changed from the Canadian to U.S. dollar. Following this change, Noranda realigned its hedging programs to manage the risk associated with its non-U.S. dollar investments and monetary assets and liabilities, as well as change its cash flow hedging program to now hedge the exposure created by its non-U.S. dollar expenses.

a) Fixed Forward Price Hedges

Some customers request a fixed sales price instead of the COMEX or London Metal Exchange ("LME") average price in the month of shipment. Noranda enters into futures contracts that will allow it to receive the COMEX or LME average price in the month of shipment while customers pay the agreed upon fixed price. Noranda accomplishes this by settling the futures contracts during the month of shipment, which generally results in the realization of the COMEX or LME average price.

At December 31, 2004, the mark-to-market value of these positions was a gain of $8 (2003 – gain of $9).

b) Commodity Hedges

Noranda purchases metal in concentrate or scrap to be processed eventually into refined metal for sale to customers. The raw material feed is purchased from third parties at prices that are often different from the eventual sale price to metal customers, largely due to the timing of processing. To mitigate the price risk resulting from the difference between the timing of purchases and sales, Noranda hedges such transactions. The hedge transactions involve the purchase or sale of over-the-counter or LME or COMEX exchange-traded contracts. In the month that the refined metal is sold, the corresponding commodity hedge position is liquidated at the COMEX or LME average price for the month of sale.

As at December 31, 2004, the mark-to-market unrealized loss was $1 (2003 – unrealized loss of $18).

c) Hedges of Foreign-denominated Expenditures

Prior to July 1, 2003, Noranda managed a foreign currency cash flow hedging program whereby portions of its forecasted U.S. dollar-denominated revenue were hedged with forward foreign exchange contracts with its banks. Subsequent to the change, Noranda started hedging its Canadian dollar costs using foreign currency exchange contracts. When the Canadian dollar strengthens significantly against the U.S. dollar, the increase in value of future Canadian dollar costs is partially offset by gains in the value of the forward currency contracts designated as hedges. Conversely, when the Canadian dollar weakens, the decrease in the value of future Canadian dollar costs is partially offset by losses in the value of the forward currency contracts.

At December 31, 2004, Noranda had forward currency exchange contracts to purchase Cdn$510 million maturing over the next 2.5 years at an average exchange rate of Cdn$1.44. In addition, Noranda's partially-owned subsidiary also had option contracts that, if exercised, would result in the purchase of Cdn$50 million over the next twelve months. The mark-to-market value of these positions at December 31, 2004 was a gain of $71.

In addition, Noranda's partially-owned subsidiary also maintains a program to hedge its Norwegian Kroner and Chilean Peso expenditures. At December 31, 2004, Noranda's partially-owned subsidiary entered into other short-term forward foreign exchange contracts to hedge its Norwegian and Chilean commitments, whereby it would purchase notional amounts with a U.S. dollar equivalent of $9 (2003 – $81) and also entered into various short-term forward foreign option contracts which, if exercised, would have resulted in the purchase of 135 million Norwegian Kroner (2003 – 210 million). At December 31, 2004, the mark-to-market value of these contracts was a gain of $4 (2003 – mark-to-market gain of $17).

Noranda's operating costs to December 31, 2004 include realized exchange gains from the settlement of various cost hedge contracts of $77 (2003 – exchange gain in revenue of $18 and exchange gain in operating costs of $16).

d) Hedge of Net Investment in Foreign Operations

The Company uses forward foreign exchange contracts and foreign-denominated obligations to protect the value of its investments in its self-sustaining foreign subsidiaries.

At December 31, 2003, the Company had outstanding foreign exchange contracts to sell Cdn$82 million, maturing over the next eight years, designated as hedges against Canadian dollar net assets. In addition, a series of short-term foreign exchange contracts to sell Cdn$134 million are designated as hedges against foreign-denominated monetary assets of the Company. The Company's partially-owned subsidiary had a series of short-term foreign exchange contracts to purchase a notional amount of Cdn$510 million as a hedge against foreign-denominated monetary assets and liabilities. As at December 31, 2003, the unrealized loss on these contracts was $27.

At December 31, 2004, the Company had outstanding foreign exchange contracts to sell Cdn$77 million, maturing over the next seven years, designated as hedges against Canadian dollar net assets. In addition, a series of foreign exchange contracts to buy Cdn$40 million and sell Cdn$23 million are designated as hedges against foreign-denominated monetary liabilities and net monetary assets of the Company. The Company's partially-owned subsidiary had a series of short-term foreign exchange contracts to purchase a notional amount of Cdn$520 million as a hedge against foreign-denominated monetary assets and liabilities. As at December 31, 2004, the unrealized loss on these contracts was $75.

The Company has also entered into short-term forward foreign exchange contracts to sell £3 million (2003 – £4 million) and purchase U.S. dollars as a hedge against pounds sterling net assets. At December 31, 2004 and 2003, the fair value of these contracts approximated their carrying value.

Derivative financial instruments involve credit and market risk. Credit risk arises from the potential for a counterparty to default on its contractual obligations and is limited to those contracts where the Company would incur a loss in replacing the defaulted transaction. The Company minimizes credit risk through the selection, monitoring and diversification of counterparties, use of the International Swaps and Derivatives Association (ISDA) documentation and master netting agreements, collateral and other credit mitigation techniques.

15 Commitments and Contingencies

a) On July 1, 2003, the senior debt of the Antamina project became non-recourse to its sponsors, the Company, BHP Billiton PLC, Teck Cominco Limited and Mitsubishi Corporation, upon successful completion of a series of tests and following the delivery of the related certificates to the senior lenders.

b) As a result of the sale of the CEZ processing facility to the Noranda Income Fund in 2002, the Company entered into a 15-year supply and processing agreement with the Fund. The Company has committed to sell up to 550,000 tonnes of zinc concentrate annually to the refinery (its annual concentrate requirement to operate to its full current capacity) at market rates for the payable metal, less a fixed treatment charge initially set at Cdn$0.352/lb. of "payable zinc metal." Commencing January 1, 2004, the Processing Fee will be the Processing Fee in the previous year adjusted annually (i) upward by 1% and (ii) upward or downward by 10% of the year-over-year percentage change in the average cost of electricity per megawatt hour for the Processing Facility. "Payable zinc metal" in respect of a quantity of concentrate will be equal to 96% of the assayed zinc metal content in the concentrate under the Supply and Processing Agreement.

The Company has also committed to manage the processing facility through operating and marketing agreements and will act as an agent for the sale of the facility's zinc production for the duration of the supply agreement.

c) From time to time, Noranda is involved in litigation, investigations or proceedings relating to claims arising out of its operations in the ordinary course of business. In the opinion of Noranda's management, these claims and lawsuits in the aggregate will not have a material adverse effect on the consolidated financial statements.

16

Related-party Transactions

a) Noranda's ownership interest in the Noranda Income Fund was 25% during the year (see Note 3). Included in revenues are $7 (2003 – $7) representing the Company's share of income from the Fund accounted for under the equity method.

Noranda has entered into a Supply and Processing Agreement and a Management Service Agreement with the Fund which have contracted Noranda to provide concentrate and services to the Fund on a regular basis (see Note 15). Noranda has sold $127 (2003 – $79) of concentrate to the Fund at their negotiated value. As of December 31, 2004, Noranda has a receivable of $16 (2003 – $9) from the Fund. Noranda has also provided $56 (2003 – $46) of administration, management and operating services to the Fund at their negotiated value. As of December 31, 2004, Noranda has a receivable of $11 (2003 – $7) from the Fund due to the services provided. In addition, Noranda has made purchases of $29 (2003 – $57) of zinc metals and by-products at terms that reflect market rates. Noranda has sold metals and operating supplies of $5 (2003 – $5) at terms that reflect market rates. Included in accounts payable as at December 31, 2004 is $8 (2003 – $5) of amounts due to the Fund. Included in accounts receivable as at December 2004 is $1 (2003 – $1) of amounts due from the Fund.

b) Noranda has undertaken a number of transactions with Antamina in which Noranda has a 33.75% ownership interest. Included in raw material costs are purchases of concentrate of $159 (2003 – $49) from Antamina at their market value. As of December 31, 2004, Noranda has a payable of $42 (2003 – $13) to Antamina.

During 2004, Noranda has made purchases of goods of $3 (2003 – $120) from its affiliates. These transactions were measured at their exchange amount. As of December 31, 2004, Noranda has a payable of $nil (2003 – $12) to its affiliates.

c) Noranda has entered into short-term financing transactions with affiliates and associates from time to time at market interest rates. Noranda has revolving credit facilities totaling Cdn$25 million with an affiliate, maturing January 2006. As of December 31, 2004, Noranda has made no drawdown against the credit facilities.

d) Noranda Aluminum Inc. ("Aluminum"), a wholly-owned subsidiary of Noranda Inc., has entered into a power supply contract with Brascan Energy Marketing Inc. ("BEMI"). BEMI, an affiliate of the Company, agreed to provide Aluminum's New Madrid primary aluminum smelter up to 490 MWh of electricity annually for a two-year period commencing June 1, 2003. Noranda has purchased $127 (2003 – $73) under this contract.

e) Noranda has sold certain trade receivables to a securitization trust which is owned by Brascan Financial Corporation for a total of $315 (2003 – $20) in cash, under an agreement that came into effect on November 13, 2003.

f) Included in accounts receivable are loans receivable from officers of the Company in the amount of $3 (2003 – $3), secured by collateral that has market values in excess of cost for both years.

The above transactions have been recorded at their exchange amounts.

17

Post-employment Costs

Noranda has a number of defined benefit plans providing pension, health, dental and life insurance benefits to substantially all employees after one or two years of continuous service. Pension benefits are calculated based upon length of service and either final average earnings or a specific amount per year of service. Hourly employees are generally members of negotiated plans.

Defined benefit plan assets consist primarily of cash, equity securities and fixed income securities. The defined benefit plan holds less than 1% of its assets in common shares of Noranda and its related parties.

Noranda's funding policy is to contribute amounts sufficient to meet minimum funding requirements as set forth by the regulations of the appropriate jurisdictions plus such additional amounts as Noranda may determine to be appropriate.

The obligation for benefits and the benefits expenses under these plans are determined through periodic actuarial reports that are based on the following weighted average assumptions:

	Pension Benefit Plans			
	December 31, 2004		December 31, 2003	
	Company and wholly-owned subsidiaries	Partially-owned subsidiaries and joint ventures	Company and wholly-owned subsidiaries	Partially-owned subsidiaries and joint ventures
Assumptions used to calculate benefit obligations:				
Discount rate	5.76%	5.75%	6.25%	6.25%
Rate of compensation increase	3.65%	3.50%	3.75%	3.50%
Assumptions used to calculate benefit expense:				
Discount rate	6.25%	6.25%	6.75%	6.75%
Expected long-term rate of return on plan assets	7.32%	7.00%	7.35%	7.00%
Rate of compensation increase	3.81%	3.50%	3.75%	3.50%

	Other Benefit Plans			
	December 31, 2004		December 31, 2003	
	Company and wholly-owned subsidiaries	Partially-owned subsidiaries and joint ventures	Company and wholly-owned subsidiaries	Partially-owned subsidiaries and joint ventures
Assumptions used to calculate benefit obligations:				
Discount rate	5.80%	5.75%	6.25%	6.25%
Rate of compensation increase	3.67%	na	3.66%	na
Assumptions used to calculate benefit expense:				
Discount rate	6.25%	6.25%	6.75%	6.75%
Rate of compensation increase	3.67%	na	3.66%	na

na: not applicable

The cost of pension and other post-retirement benefits earned by employees is actuarially determined using the projected benefit method pro-rated on service and management's best estimate of expected plan investment performance, salary escalation, retirement ages of employees and health care costs. Plan obligations are discounted using rates that reflect the market yields as of the measurement date on high-quality debt instrument with cash flows that match expected benefit payments.

The health care cost trend rate is assumed to be the following:

	Health Care Cost Trends			
	December 31, 2004		December 31, 2003	
	Company and wholly-owned subsidiaries	Partially-owned subsidiaries and joint ventures	Company and wholly-owned subsidiaries	Partially-owned subsidiaries and joint ventures
Initial medical trend rate	8.14%	8.50%	8.20%	9.00%
Ultimate medical trend rate	4.52%	4.50%	4.50%	4.50%
Number of years to reach trend rate	9	8	9	9
Initial and ultimate dental trend rate	4.00%	4.00%	4.00%	4.00%

In 2004, Noranda ratified new collective agreements at four of its operations that had an impact on pension benefits. Included in these agreements was an increase in the pension plan benefits that amounts to an average of 6.5% at the end of three years, as well as provisions for early retirements.

The funded status of Noranda's post-employment benefit plans and net accrued benefit asset (obligation) are as follows:

	Pension Benefit Plans					
	December 31, 2004			December 31, 2003		
	Plans where assets exceed benefit obligations	Plans where benefit obligations exceed assets	Net	Plans where assets exceed benefit obligations	Plans where benefit obligations exceed assets	Net
Plan assets	$ 947	921	$ 1,868	$ 714	889	$ 1,603
Benefit obligations	833	1,202	2,035	580	1,184	1,764
Excess (deficit) of plan assets over benefit obligations	114	(281)	(167)	134	(295)	(161)
Net accrued asset			$ 289			$ 208

	Other Benefit Plans					
	December 31, 2004			December 31, 2003		
	Plans where assets exceed benefit obligations	Plans where benefit obligations exceed assets	Net	Plans where assets exceed benefit obligations	Plans where benefit obligations exceed assets	Net
Plan assets	$ 30	—	$ 30	$18	7	$ 25
Benefit obligations	24	349	373	16	309	325
Excess (deficit) of plan assets over benefit obligations	6	(349)	(343)	2	(302)	(300)
Net accrued liability			$ 277			$ 250

The measurement date used for financial reporting purposes of the plan assets and benefit obligations is December 31, 2004. For material plans, the most recent actuarial valuations filed for funding purposes were prepared as of December 31, 2003, with the exception of the Retirement Annuity Plan which was prepared as of December 31, 2002. With respect to Falconbridge's significant Canadian pension plans, the most recent actuarial valuations required for funding purposes were prepared as of January 1, 2004 and the effective date of the next required funding actuarial valuations is January 1, 2005. Actuarial valuations are generally required every three years. Falconbridge and U.S. Plans have valuations every year.

The change in the funded status of Noranda's post-employment benefit plans was as follows:

	December 31, 2004					
	Pension Benefit Plans			Other Benefit Plans		
	Company and wholly-owned subsidiaries	Partially-owned subsidiaries and joint ventures	Total	Company and wholly-owned subsidiaries	Partially-owned subsidiaries and joint ventures	Total
Change in Benefit Obligation						
Obligation at beginning of year	$ 925	839	$ 1,764	$ 79	246	$ 325
Current service	16	10	26	3	5	8
Benefits paid	(62)	(61)	(123)	(5)	(14)	(19)
Interest cost on benefit obligation	56	52	108	5	15	20
Plan amendments	(2)	6	4	—	—	—
Actuarial losses	71	56	127	—	14	14
Effect of exchange rate change	62	66	128	5	20	25
Increase due to curtailment/settlement	—	1	1	—	—	—
Obligation at end of year	$ 1,066	969	$ 2,035	$ 87	286	$ 373
Change in Plan Assets						
Fair value of assets at beginning of year	$ 951	652	$ 1,603	$ 7	18	$ 25
Employer contributions	28	79	107	5	15	20
Benefits paid	(62)	(61)	(123)	(5)	(14)	(19)
Surplus paid out to employer	(2)	—	(2)	—	—	—
Return on plan assets	104	63	167	—	1	1
Effect of exchange rate change	61	55	116	1	2	3
Fair value assets at end of year	$ 1,080	788	$ 1,868	$ 8	22	$ 30
Surplus (deficit) status of plan at end of year	$ 14	(181)	$ (167)	$ (79)	(264)	$ (343)
Unamortized:						
Past service costs	17	5	22	(2)	(1)	(3)
Net actuarial (gains) losses	178	256	434	(4)	73	69
Accrued benefit asset (liability)	$ 209	80	$ 289	$ (85)	(192)	$ (277)

December 31, 2003						
	Pension Benefit Plans			Other Benefit Plans		
	Company and wholly-owned subsidiaries	Partially-owned subsidiaries and joint ventures	Total	Company and wholly-owned subsidiaries	Partially-owned subsidiaries and joint ventures	Total
Change in Benefit Obligation						
Obligation at beginning of year	$ 738	657	$ 1,395	$ 66	165	$ 231
Current service	13	11	24	2	3	5
Benefits paid	(64)	(58)	(122)	(5)	(13)	(18)
Interest cost on benefit obligation	53	52	105	5	13	18
Plan amendments	22	—	22	—	—	—
Actuarial (gains) losses	35	52	87	(2)	43	41
Effect of exchange rate change	131	131	262	13	35	48
Transfer (to) from other plans	—	1	1	—	—	—
Decrease due to curtailment/settlement	(3)	(7)	(10)	—	—	—
Obligation at end of year	$ 925	839	$ 1,764	$ 79	246	$ 325
Change in Plan Assets						
Fair value of assets at beginning of year	$ 704	481	$ 1,185	$ 7	10	$ 17
Employer contributions	22	65	87	—	18	18
Benefits paid	(64)	(55)	(119)	(2)	(13)	(15)
Return on plan assets	158	40	198	1	1	2
Effect of exchange rate change	134	94	228	1	2	3
Transfer (to) from other plans	(2)	1	(1)	—	—	—
Settlement payments	(1)	(6)	(7)	—	—	—
Actuarial losses	—	32	32	—	—	—
Fair value assets at end of year	$ 951	652	$ 1,603	$ 7	18	$ 25
Surplus (deficit) status of plan at end of year	$ 26	(187)	$ (161)	$ (72)	(228)	$ (300)
Unamortized:						
Past service costs	25	1	26	(2)	1	(1)
Net actuarial (gains) losses	136	213	349	(4)	55	51
Accrued benefit asset (liability)	$ 187	27	$ 214	$ (78)	(172)	$ (250)
Valuation allowance	—	(6)	(6)	—	—	—
Accrued benefit asset (liability), net of valuation allowance	$ 187	21	$ 208	$ (78)	(172)	$ (250)

Past service costs resulting from plan amendments are amortized over the remaining average service life of active employees. Past service costs from negotiated plan improvements are amortized over the term of the collective agreement.

For most plans, the net actuarial gain (loss) that exceeds 10% of the greater of the benefit obligation and the value of plan assets is amortized over the remaining service period of active employees. Accrued post-retirement benefits asset (liability) is recorded in pension and other provisions.

Noranda's post-employment benefit expense included the following components:

	December 31, 2004					
	Pension Benefit Plans			Other Benefit Plans		
	Company and wholly-owned subsidiaries	Partially-owned subsidiaries and joint ventures	Total	Company and wholly-owned subsidiaries	Partially-owned subsidiaries and joint ventures	Total
Current Year Expense						
Current service, net of employee contributions	$ 16	10	$ 26	$ 2	5	$ 7
Interest cost on benefit obligation	56	52	108	5	15	20
Expected return on plan assets	(68)	(46)	(114)	—	(1)	(1)
Amortization of:						
Past service costs	7	2	9	—	—	—
Net actuarial losses	4	13	17	—	3	3
Valuation allowance	—	(5)	(5)	—	—	—
Defined benefit pension expense	$ 15	26	$ 41	$ 7	22	$ 29
Defined contribution expense	4	8	12	—	—	—
Total expense	$ 19	34	$ 53	$ 7	22	$ 29

In 2004, Noranda introduced the option for employees to contribute directly to the long-term disability benefit plan.

	December 31, 2004					
	Pension Benefit Plans			Other Benefit Plans		
	Company and wholly-owned subsidiaries	Partially-owned subsidiaries and joint ventures	Total	Company and wholly-owned subsidiaries	Partially-owned subsidiaries and joint ventures	Total
Reconciliation of defined benefit expense recognized with defined benefits expense incurred:						
Total deferred benefit expense recognized	$ 15	26	$ 41	$ 7	22	$ 29
Difference between:						
Expected and actual return on plan assets	(36)	(18)	(54)	—	—	—
Actuarial losses (gains) amortized and actuarial losses (gains) arising	67	44	111	—	12	12
Past service costs amortized and past service costs arising	(9)	4	(5)	—	—	—
Change in valuation allowance	—	5	5	—	—	—
Total defined benefit expense incurred	$ 37	61	$ 98	$ 7	34	$ 41

In 2002, Noranda offered its salaried employees the opportunity to switch from the current defined benefit plan to a defined contribution plan. Approximately 41% of salaried employees chose to make the switch with $15 in assets to be allocated to the defined contribution plan. Noranda is expecting regulatory approval for the defined contribution plan in 2005.

In 2003, one of Noranda's partially-owned subsidiaries offered certain groups of employees to switch from the current defined benefit plan to a defined contribution plan. Approximately 30% of eligible employees chose to make the switch with $7 in assets to be allocated to the defined contribution plan which is expected to be approved by the regulatory bureau in 2005.

	December 31, 2003					
	Pension Benefit Plans			Other Benefit Plans		
	Company and and wholly-owned subsidiaries	Partially-owned subsidiaries and joint ventures	Total	Company and wholly-owned subsidiaries	Partially-owned subsidiaries and joint ventures	Total
Current Year Expense						
Current service	$ 13	11	$ 24	$ 2	3	$ 5
Interest cost on benefit obligation	53	52	105	5	13	18
Expected return on plan assets	(55)	(42)	(97)	—	(1)	(1)
Amortization of:						
Past service costs	13	3	16	—	—	—
Net actuarial losses	8	14	22	—	2	2
Loss on recognition of a settlement/curtailment	1	2	3	—	—	—
Valuation allowance	—	(1)	(1)	—	—	—
Defined benefit pension expense	$ 33	39	$ 72	$ 7	17	$ 24
Defined contribution expense	6	8	14	—	—	—
Total expense	$ 39	47	$ 86	$ 7	17	$ 24

	December 31, 2003					
	Pension Benefit Plans			Other Benefit Plans		
	Company and wholly-owned subsidiaries	Partially-owned subsidiaries and joint ventures	Total	Company and wholly-owned subsidiaries	Partially-owned subsidiaries and joint ventures	Total
Reconciliation of defined benefit expense recognized with defined benefits expense incurred:						
Total deferred benefit expense recognized	$ 33	39	$ 72	$ 7	17	$ 24
Difference between:						
Expected and actual return on plan assets	(103)	(32)	(135)	—	—	—
Actuarial losses (gains) amortized and actuarial losses (gains) arising	27	38	65	(2)	41	39
Past service costs amortized and past service costs arising	9	(3)	6	—	1	1
Change in valuation allowance	—	2	2	—	—	—
Total defined benefit expense incurred	$ (34)	44	$ 10	$ 5	59	$ 64

	December 31, 2004		
	Company and wholly-owned subsidiaries	Partially-owned subsidiaries and joint ventures	Total
Effect of 1% increase in assumed health care cost trend rates			
Total of service and interest cost components	$ —	3	$ 3
Post-retirement benefit obligation	3	37	40
Effect of 1% decrease in assumed health care cost trend rates			
Total of service and interest cost components	—	(2)	(2)
Post-retirement benefit obligation	(3)	(30)	(33)

	December 31, 2003		
	Company and wholly-owned subsidiaries	Partially-owned subsidiaries and joint ventures	Total
Effect of 1% increase in assumed health care cost trend rates			
Total of service and interest cost components	$ —	2	$ 2
Post-retirement benefit obligation	3	31	34
Effect of 1% decrease in assumed health care cost trend rates			
Total of service and interest cost components	—	(2)	(2)
Post-retirement benefit obligation	(3)	(26)	(29)

The expected rate of return on plan assets assumption is reviewed annually by management. The assumption is based on expected returns for the various asset classes, weighted by the portfolio allocation. Anticipated future long-term performance of individual asset categories is considered, reflecting expected future inflation and real yields on fixed income securities and equities.

	Pension Benefit Plans			
	December 31, 2004		December 31, 2003	
	Company and wholly-owned subsidiaries	Partially-owned subsidiaries and joint ventures	Company and wholly-owned subsidiaries	Partially-owned subsidiaries and joint ventures
Actual asset allocation:				
Equity securities	54%	50%	58%	55%
Debt securities	45%	50%	42%	45%
Other	1%	—	—	—
Total	100%	100%	100%	100%
Target asset allocation:				
Equity securities	60%	50%	61%	60%
Debt securities	40%	50%	39%	40%
Total	100%	100%	100%	100%

	Other Benefit Plans			
	December 31, 2004		December 31, 2003	
	Company and wholly-owned subsidiaries	Partially-owned subsidiaries and joint ventures	Company and wholly-owned subsidiaries	Partially-owned subsidiaries and joint ventures
Actual asset allocation:				
Debt securities	100%	100%	100%	100%
Target asset allocation:				
Debt securities	100%	100%	100%	100%

Cash Flows

Noranda made cash contributions during the year of $119 to pension benefit plans and $20 to other benefit plans.

Our best estimate of the amounts we expect to contribute for the year ending December 31, 2005 is $116 for pension benefit plans and $20 for other benefit plans.

	Pension Benefit Plans		Other Benefit Plans	
	Company and wholly-owned subsidiaries	Partially-owned subsidiaries and joint ventures	Company and wholly-owned subsidiaries	Partially-owned subsidiaries and joint ventures
Benefit payments projection:				
2005	$ 68	$ 70	$ 5	$ 15
2006	68	66	5	16
2007	69	66	6	17
2008	69	65	6	18
2009	68	65	6	19
2010 to 2014	363	317	34	106

18 Segmented Information

Noranda has four operating segments: Copper, Nickel, Zinc and Aluminum. Inter-segment sales and purchases are made at market prices and trade terms. As the products and services in each of the reportable segments, except for Corporate, are essentially the same, the reportable segments have been selected at the level where decisions are made on the provision of resources, capital and where performance is measured. For operations forming part of a reportable segment, performance is measured based on production targets, operating costs incurred and unit operating costs. During preparation of the financial statements, the sales and purchases between segments are eliminated. Operations and identifiable assets by operating and geographic segments are presented below:

(a) Operating Segments

Year ended December 31, 2004	Copper	Nickel	Zinc	Aluminum	Other	Total
Revenues	$ 3,630	1,835	415	935	163	$ 6,978
Operating expenses						
Cost of operations	841	615	158	420	60	2,094
Purchased raw materials	1,882	447	187	388	101	3,005
Depreciation, amortization and accretion	234	136	56	38	35	499
	2,957	1,198	401	846	196	5,598
Income (loss) generated by operating assets	$ 673	637	14	89	(33)	$ 1,380
Interest expense, net						(119)
Corporate and general administration						(66)
Research, development and exploration						(47)
Minority interest in earnings of subsidiaries						(297)
Income before undernoted						$ 851
Gain net of restructuring costs and other						33
Tax expense						(333)
Net income						$ 551
Total assets, excluding cash and cash equivalents	$ 4,553	1,960	400	1,003	811	$ 8,727
Capital investments	$ 285	316	5	32	28	$ 666

Year ended December 31, 2003	Copper	Nickel	Zinc	Aluminum	Other	Total
Revenues	$ 2,147	1,298	363	686	163	$ 4,657
Operating expenses						
Cost of operations	710	587	204	388	59	1,948
Purchased raw materials	1,067	280	155	236	84	1,822
Depreciation, amortization and accretion	200	140	64	42	44	490
	1,977	1,007	423	666	187	4,260
Income (loss) generated by operating assets	$ 170	291	(60)	20	(24)	$ 397
Interest expense, net						(129)
Corporate and general administration						(58)
Research, development and exploration						(51)
Minority interest in earnings of subsidiaries						(88)
Income before undernoted						$ 71
Gain on sale of investment net of restructuring costs and other						(28)
Tax expense						(20)
Net income						$ 23
Total assets, excluding cash and cash equivalents, and short-term investments	$ 4,097	1,722	434	814	631	$ 7,698
Capital investments	$ 326	109	2	22	30	$ 489

(b) Geographic Segments

	Revenues		Capital assets	
	2004	2003	2004	2003
Canada – Domestic	$ 1,116	$ 802		
– Export	2,011	1,530		
Canada	$ 3,127	$ 2,332	$ 2,619	$ 2,456
United States	1,507	1,118	706	602
Chile	1,333	652	1,529	1,527
Peru	270	118	669	721
Other	741	437	513	432
Total	$ 6,978	$ 4,657	$ 6,036	$ 5,738

19

Significant Differences from United States Accounting Principles

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Canadian GAAP varies in certain significant respects from the principles and practices generally accepted in the United States ("U.S. GAAP"). The effect of these principal differences on the Company's financial statements is quantified below and described in the accompanying notes.

Statements of Income (Loss)

Years ended December 31	2004	2003 Restated (g)
Net income (loss) – Cdn GAAP	$ 551	$ 23
Increase in interest expenses [b]	(5)	(4)
Adjustment of certain financial instruments to market [c]	(11)	(14)
Start-up costs and exploration [d]	(94)	(40)
Amortization of start-up costs and exploration [d]	7	14
Pensions and post-employment benefits [f]	(2)	—
Stock options [e]	(1)	(1)
Foreign exchange difference	(4)	(7)
Tax effect of adjustments	27	19
Net income (loss) – U.S. GAAP before accounting change	$ 468	$ (10)
Cumulative impact of change in accounting policy, net of tax [g]	—	(27)
Net income (loss) – U.S. GAAP	$ 468	$ (37)
Net income (loss) per share reported under U.S. GAAP ($):		
Basic earnings (loss) per share	$ 1.50	$ (0.23)
Diluted earnings (loss) per share	$ 1.48	$ (0.23)
Retained earnings (deficit) under U.S. GAAP:		
Balance, beginning of year	$ (258)	$ (74)
Net income (loss)	468	(37)
Dividends:		
Common	(110)	(121)
Preferred	(20)	(21)
Other	—	(5)
Balance, end of year	$ 80	$ (258)

Statements of Comprehensive Income (Loss)

Years ended December 31	2004	2003 Restated (g)
Net income (loss) under U.S. GAAP:	$ 468	$ (37)
Other comprehensive income (loss): [(a)]		
Foreign currency translation adjustments [(h)]	19	260
Unrealized gains (loss) on long-term investments [(i)]	1	7
Derivative financial instruments: [(c)]		
Net amount reclassified into earnings	(52)	(15)
Net changes associated with current period hedging	27	138
Additional minimum pension liability adjustment [(j)]	(19)	58
Tax effect of adjustments on comprehensive loss	10	(89)
Other comprehensive income (loss) – U.S. GAAP [(a)]	$ (14)	$ 359
Comprehensive income under U.S. GAAP [(a)]	$ 454	$ 322

a) Comprehensive income is measured in accordance with Statement of Financial Accounting Standards ("FAS") No. 130, "Reporting Comprehensive Income." This standard defines comprehensive income as all changes in equity other than those resulting from investments by owners and distributions to owners. Comprehensive income comprises net earnings and other comprehensive income where other comprehensive income ("OCI") is the change in equity during the period that arises from transactions and other events that are related to non-owner sources. The concept of comprehensive income does not exist under Canadian GAAP.

b) Noranda accounts for the convertible debentures in accordance with their substance and, as such, they are presented in the financial statements in their liability and equity component parts. Under U.S. GAAP, the entire face value of the convertible debentures is treated as debt, with interest expense based on the coupon rate of 5.0%.

c) Under Canadian GAAP, certain financial instruments qualify as a hedge for accounting purposes and therefore gains and losses on these contracts are recognized in revenue at the time the anticipated cash flows are realized. U.S. GAAP, specifically under FAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" and No. 138 "Accounting for Certain Derivative Instruments and Hedging Activities" (together, "FAS 133"), requires a company to recognize all of its derivative instruments, whether designated in hedging relationships or not, on the balance sheet at fair value. The accounting for changes in the fair value (i.e. gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship. For derivatives designated as fair value hedges, the effective portion of the change in the fair value of the derivative is offset by changes in the fair value of its hedged item. For cash flow hedges and hedges of the net investment in self-sustaining operations, the effective portion of the changes in the fair value of the derivative is accumulated in OCI and then is released from OCI and included in income when the hedged item affects earnings. All other derivatives are carried at fair value. FAS 133 establishes certain criteria to be met in order to designate a derivative instrument as a hedge and to deem a hedge as effective.

Fair Value Hedges

Noranda has chosen to designate its fixed forward price hedges and certain interest rate swaps as fair value hedges. During the year ended December 31, 2004, the Company recognized a net loss of $nil (2003 – $16) related to the ineffective portion of these hedging instruments.

Cash Flow Hedges

Noranda has chosen to designate its foreign currency-denominated revenue hedges and foreign currency-denominated expenditure hedges as cash flow hedges. No ineffectiveness to these hedging instruments was incurred during 2004 and 2003. At December 31, 2004, the Company expects to reclassify $55 of net gains (2003 – $55) on derivative instruments from accumulated OCI to earnings during the next 12 months according to contract settlement dates.

Hedges of Foreign Net Assets
During the year ended December 31, 2004, the Company recognized a net loss of $6 (2003 – net gain of $288), included in the cumulative translation adjustment, related to the forward foreign exchange contracts and foreign-denominated fixed-rate debt.

Other Hedges
For all other derivative instruments, Noranda has chosen not to designate them as hedging instruments.

d) Under Canadian GAAP, Noranda capitalizes exploration costs when sufficient pre-feasibility work indicates that future mine production is reasonably certain and capitalizes costs incurred during the start-up phase of a project until commercial production commences. Under U.S. GAAP, exploration costs cannot be capitalized until the Company has objective reasonable assurance as to their recovery, generally upon receipt of a bankable feasibility study. Statement of Position 98-5 requires start-up costs to be expensed as incurred. As a result of the differences in the carrying amount of capital assets under Canadian and U.S. GAAP, there are differences in depreciation expense in subsequent periods. Further a difference in depreciation expense arises due to the earlier commencement of depreciation under U.S. GAAP.

e) Effective January 1, 2002, Noranda prospectively adopted FAS No. 123 "Accounting for Stock-based Compensation" whereby compensation expense for options granted or modified after January 1, 2002 is measured at fair value at the grant date or modification date using the Black-Scholes valuation model and recognized over the remaining vesting period of the options granted or modified.

Prior to June 30, 2002, Noranda's stock option plan allowed for, at the option of the holder, the exercise of the employee's vested option whereby the difference between the grant price and the market price is paid on exercise by the Company, with no increase in the capital stock issued. Under U.S. GAAP, such a feature requires the mark-to-market obligation to be recognized through the income statement of the Company.

On June 30, 2002 Noranda's stock option plan was modified to remove the cash settlement feature. As a result, under U.S. GAAP additional compensation expense is being recognized over the remaining vesting period of these modified options to the extent that the fair value of the options outstanding on the modification date exceeded the previously recorded compensation expense of these options.

Under Canadian GAAP, there is no requirement to account for options that contain a cash settlement feature when the cash settlement feature is removed by June 30, 2002.

f) Under Canadian GAAP, when a defined benefit plan gives rise to an accrued benefit asset, a company must recognize a valuation allowance for the excess of the adjusted benefit asset over the expected future benefit to be realized from the plan asset. U.S. GAAP does not provide for a valuation allowance against pension assets. As a result, a difference between U.S. and Canadian GAAP has been recorded for the effects of recognizing a pension valuation allowance and changes therein under Canadian GAAP.

g) Effective January 1, 2003, Noranda adopted FAS 143, "Accounting for Asset Retirement Obligations" which requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred. A corresponding increase to the carrying amount of the related asset is generally recorded and depreciated over the life of the asset. The amount of the liability is subject to re-measurement at each reporting period. The cumulative effect of the change through January 1, 2003 was to increase capital assets by $70, increase deferred credits by $97, decrease future tax liability by $5 and increase minority interest in subsidiaries by $5, with a one time after-tax charge to net earnings of $27 (loss of $0.10 per share). Canadian GAAP adopted the same accounting rule, effective January 1, 2004. Comparative figures for the year ended December 31, 2003 have been adjusted to reflect the remeasurement of the asset retirement obligation under Canadian GAAP.

In accordance with the standard, the Company has not included any provision for reclamation costs associated with assets of indeterminate lives, in particular metallurgical plants, as their lives cannot be reasonably estimated nor reclamation obligations determinable.

h) Under U.S. GAAP, foreign exchange gains and losses on translation of self-sustaining foreign operations are recorded in OCI. Under Canadian GAAP, such gains and losses are included as a separate component of shareholders' equity referred to as cumulative translation adjustment.
i) U.S. GAAP requires that certain long-term investments not held for trading be recorded at fair value, with unrealized holding gains and losses excluded from the determination of earnings and reported as a separate component of OCI.
j) U.S. GAAP requires the recognition of an additional minimum pension liability in the amount of the excess of the Company's unfunded accumulated benefits obligation over the recorded pension benefits liability. An offsetting intangible pension asset is recorded no greater than the unrecognized prior service costs, with any difference recorded as a reduction in accumulated OCI.
k) U.S. GAAP requires investments in joint ventures to be accounted for under the equity method, while under Canadian GAAP, the accounts of joint ventures are proportionately consolidated. However, under rules promulgated by the Securities and Exchange Commission, a foreign registrant may, subject to the provision of additional information, continue to follow proportionate consolidation for the purposes of registration and other filings notwithstanding the departure from U.S. GAAP. Consequently, the consolidated balance sheets have not been adjusted to restate the accounting for joint ventures under U.S. GAAP. Additional information concerning the Company's interests in joint ventures is presented in Note 4.
l) U.S. GAAP does not permit the subtotal of cash from operations before net changes in non-cash working capital. The various subtotals presented on the statement of income (loss) under Canadian GAAP are not permitted under U.S. GAAP.
m) In December 2003, FASB issued a revised intrepretation of FIN 46 (FIN 46-R), which supercedes FIN 46 and clarifies and expands current accounting guidance for variable interest entities (VIEs). As a result, Noranda determined that the securitization trust (note 16e) was a VIE of which Noranda was the primary beneficiary. FIN 46-R requires that Noranda consolidate entities that are considered to be VIEs and that it is the primary beneficiary of. Under Canadian GAAP, the securitization trust would not have been consolidated. This difference resulted in adjustments to the consolidated balance sheet, but did not result in any adjustments to net income.

The following summarizes the adjustments to the Company's balance sheets and cash flow statements in order to conform to U.S. GAAP.

Balance Sheet

Years ended December 31	2004		2003 Restated (g)	
	Canadian GAAP	United States GAAP	Canadian GAAP	United States GAAP
Assets:				
Accounts receivable (m)	$ 931	$ 940	$ 576	$ 591
Investments and other assets (c) (i)	324	508	205	532
Capital assets (d)	6,036	5,614	5,738	5,462
Liabilities:				
Accounts and taxes payable (c) (m)	1,248	1,294	903	1,007
Long-term debt (b) (c)	2,638	2,809	2,893	3,045
Deferred credits (c) (f)	595	857	539	809
Future income tax liability (asset)	304	138	46	(57)
Minority interest in subsidiaries	1,197	1,028	919	822
Shareholders' Equity:				
Retained earnings (deficit)	288	80	(130)	(258)
Capital stock (e)	2,405	2,440	2,382	2,415
Convertible debentures (b)	89	—	84	—
Currency translation adjustment (h)	280	—	264	—
Accumulated other comprehensive income	—	169	—	183

Cash Flow Statement

Years ended December 31	2004		2003	
	Canadian GAAP	United States GAAP	Canadian GAAP	United States GAAP
Operating activities	$ 1,191	$ 1,097	$ 413	$ 376
Investment activities	(555)	(460)	(543)	(521)
Financing activities	(253)	(254)	338	353
Cash and cash equivalents, beginning of year	501	501	293	293
Cash and cash equivalents, end of year	884	884	501	501

Impending Accounting Changes

Canadian GAAP

In 2003, the CICA amended Handbook Section 3860, "Financial Instruments – Disclosure and Presentation" ("CICA 3860"), to require certain obligations that may be settled with an entity's own equity instruments to be reflected as a liability. The amendments must be adopted in the Company's 2005 consolidated financial statements with retroactive application. Upon adoption, the Company's Convertible Debentures will be presented as liabilities, with the exception of the equity value ascribed to the holder's option to convert certain of the Convertible Debentures into Common Shares, and the related liability carrying costs will be presented as a charge to net income. The amendments to CICA 3860 will have no impact on basic or diluted earnings per share.

In 2004, the CICA issued Accounting Guideline AcG-15, "Consolidation of Variable Interest Entities", to provide guidance for applying the principles in Handbook Section 1590, "Subsidiaries", to certain entities. AcG-15 is effective for the Company's 2005 fiscal year and harmonizes Canadian GAAP with U.S. GAAP accounting for variable interest entities. As a result, the disclosures for U.S. GAAP related to the VIEs will also be required for Canadian GAAP in 2005.

In January 2005, the CICA approved Handbook Sections 1530, "Comprehensive Income", 3855, "Financial Instruments – Recognition and Measurement", and 3865, "Hedges". The new standards are intended to harmonize Canadian GAAP with U.S. GAAP. The new standards are effective for the Company in the first quarter of 2007, but earlier adoption is permitted.

United States GAAP

In 2002, the Company adopted FAS 123 on a prospective basis. In December 2004, an amended Statement of Financial Accounting Standard No. 123 "Share-Based Payment" was issued, which may require the Company to apply a different method for valuing awards of stock options. Beginning in 2005, the Company will have to expense all stock options, including the remaining unrecognized compensation relating to options granted on or before December 31, 2001.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs – an Amendment of ARB No. 43, Chapter 4." This standard provides clarification that abnormal amounts of idle facility expense, freight handling costs, and spoilage should be recognized as current-period charges. The provisions of this standard are effective for inventory costs incurred during 2006.

The above U.S. GAAP standards are not expected to have a material impact on the Company's financial statements.

Five-Year Financial Review

(Unaudited)

Earnings $ millions	2004[1]	2003[1]	2002[1]	2001	2000
Earnings					
Revenues	$ 6,978	4,657	3,873	3,978	4,650
Operating expenses	5,598	4,260	3,722	3,915	4,053
Income generated by operating assets	$ 1,380	397	151	63	597
Interest, net	119	129	98	88	73
Corporate and general administration	66	58	58	56	56
Research, development and exploration	47	51	49	73	95
Minority interest in earnings of subsidiaries	297	88	26	11	140
Income (loss) before undernoted	$ 851	71	(80)	(165)	233
(Gain) loss net of restructuring costs and other	(33)	28	486	29	(32)
Taxes (recovery)	333	20	(152)	(126)	77
Earnings (loss)	$ 551	23	(414)	(68)	188
Financial Position					
Capital employed					
Working capital	$ 1,433	1,051	610	552	1,219
Capital and other assets	6,360	5,943	5,507	6,070	5,820
	$ 7,793	6,994	6,117	6,622	7,039
Financed by					
Stockholders' interest	$ 4,256	3,516	2,596	3,136	3,558
Long-term debt	2,638	2,893	3,014	2,764	2,547
Deferred credits	899	585	507	722	934
	$ 7,793	6,994	6,117	6,622	7,039

1 Revenues include the Company's share of earnings from the Noranda Income Fund

Cash Flows $ millions	2004	2003	2002	2001	2000
Operations	$ 1,191	413	380	243	614
Investment activities					
Capital investments	$ (666)	(489)	(528)	(868)	(886)
Investments and advances	105	(153)	(116)	(6)	(134)
Dispositions and other	6	99	265	169	138
	(555)	(543)	(379)	(705)	(882)
Financing activities					
Debt incurred (repaid)	(126)	(90)	242	364	379
Dividends paid	(165)	(123)	(137)	(165)	(173)
Issue of shares, net	38	551	8	—	—
	$ (253)	338	113	199	206
Cash generated (used)	$ 383	208	114	(263)	(62)

Share Data $ per share	2004	2003	2002	2001	2000
Common					
Earnings (loss)	1.78	—	(1.79)	(0.34)	0.73
Dividends (Cdn$)	0.48	0.64	0.80	0.80	0.80
Book Value	9.02	7.52	6.46	8.61	10.27
Market price range:*					
High	24.99	21.00	20.62	18.05	20.85
Low	18.61	11.71	13.16	13.50	13.75
Close	21.06	20.55	14.21	15.00	14.95
Shares outstanding net (000s)	296,970	295,228	241,289	238,584	238,412
Preferred					
Shares outstanding (000s)	18,000	18,000	12,000	12,000	12,000

* Canadian TSX end of day

Production Volumes

Mine Production[1] – metal in concentrate

(tonnes)	Noranda's beneficial interest (%)	2004[2]	2003[2]
Copper			
Kidd Creek	58.9	41,029	46,409
Sudbury Operations	58.9	24,694	29,161
Collahuasi	25.9	205,116	168,578
Lomas Bayas	58.9	62,041	60,427
Raglan	58.9	6,867	6,628
Antamina	33.75	122,205	85,188
Louvicourt	28.0	14,387	17,002
Montcalm	58.9	1,188	—
Other	100	13,164	16,517
Total		490,691	429,910
Noranda Inc.'s share		345,114	297,429
Zinc			
Brunswick	100	268,068	286,457
Antamina	33.75	64,157	122,422
Kidd Creek	58.9	87,847	75,528
Louvicourt	28.0	9,277	8,045
Matagami	100	98,901	109,679
Total		528,250	602,131
Noranda Inc.'s share		488,629	568,493
Nickel			
Sudbury Operations	58.9	22,602	24,143
Raglan	58.9	26,552	25,110
Montcalm	58.9	2,152	—
Falcondo	50.2	29,477	27,227
Total		80,783	76,480
Noranda Inc.'s share		45,016	43,110
Cobalt			
Sudbury Operations	58.9	427	658
Raglan	58.9	313	463
Total		740	1,121
Noranda Inc.'s share		436	667
Lead			
Brunswick	100	73,735	77,724
Noranda Inc.'s share		73,735	77,724
Silver (000 ounces)			
Brunswick	100	5,999	6,172
Kidd Creek	58.9	3,848	2,676
Antamina	33.75	2,718	2,293
Other	100	623	643
Total		13,188	11,784
Noranda Inc.'s share		11,606	10,700

1 All production figures are shown on a 100% basis, with the exception of Collahuasi, which represents Falconbridge's 44% joint-venture interest, Louvicourt, which represents Novicourt's 45% joint-venture interest, and Antamina which represents Noranda's 33.75% joint-venture interest.

2 Noranda's average beneficial interest in Falconbridge was 58.9% in 2004 and 59.5% in 2003. The average beneficial interest in Novicourt was 62.1% in both 2004 and 2003.

3 Noranda sold the CEZ refinery to the Noranda Income Fund in May 2002. The average beneficial interest was 25.0% in 2004 and 37.9% in 2003.

Smelter and Refinery Production[1]

(tonnes)	Noranda's beneficial interest (%)	2004[2]	2003[2]
Copper smelted			
Horne	100	149,730	132,739
Altonorte	100	266,440	260,971
Sudbury Operations	58.9	18,402	20,779
Kidd Creek	58.9	118,240	131,405
Total		552,812	545,894
Noranda Inc.'s share		496,652	484,259
Copper refined			
CCR	100	288,395	235,425
Kidd Creek	58.9	115,578	132,364
Nikkelverk	58.9	35,643	35,852
Collahuasi	25.9	25,610	27,895
Lomas Bayas	58.9	62,041	60,427
Total		527,267	491,963
Noranda Inc.'s share		429,091	388,065
Zinc refined			
Noranda Income Fund [3]	25.0	277,283	267,270
Kidd Creek	58.9	121,557	94,719
Total		398,840	361,989
Noranda Inc.'s share		140,918	157,653
Nickel smelted			
Sudbury Operations	58.9	52,595	59,831
Noranda Inc.'s share		30,978	35,599
Nickel refined			
Nikkelverk	58.9	71,410	77,183
Falcondo	50.2	29,477	27,227
Total		100,887	104,410
Noranda Inc.'s share		56,857	59,728
Cobalt smelted			
Sudbury Operations	58.9	1,838	2,196
Noranda Inc.'s share		1,083	1,307
Cobalt refined			
Nikkelverk	58.9	4,670	4,556
Noranda Inc.'s share		2,751	2,711
Lead refined			
Brunswick	100	83,829	60,776
Noranda Inc.'s share		83,829	60,776
Aluminum			
Primary operations	100	247,472	244,044
Noranda Inc.'s share		247,472	244,044
Silver refined (000 ounces)			
CCR Refinery	100	37,274	30,311
Noranda Inc.'s share		37,274	30,311
Gold refined (000 ounces)			
CCR Refinery	100	1,102	1,132
Noranda Inc.'s share		1,102	1,132

Sales Volumes and Realized Prices

Metal Sales[1]

(tonnes)	Noranda's beneficial interest (%)	2004[2]	2003[2]
Copper			
CCR	100	293,174	235,339
Kidd Creek	58.9	82,188	95,916
INO [4]	58.9	51,057	59,208
Collahuasi	25.9	25,330	33,721
Lomas Bayas	58.9	60,190	61,289
Total		511,939	485,473
Noranda Inc.'s share		422,027	384,169
Zinc			
Kidd Creek	58.9	119,535	98,628
Noranda Income Fund [3]	25.0	274,793	265,797
Total		394,328	364,425
Noranda Inc.'s share		139,104	159,421
Nickel			
INO [4]	58.9	71,374	78,978
Noranda Inc.'s share		42,039	46,992
Ferronickel			
Falcondo	50.2	28,936	27,133
Noranda Inc.'s share		14,526	13,764
Cobalt			
Nikkelverk	58.9	3,648	3,400
Noranda Inc.'s share		2,149	2,023
Aluminum			
Primary operations	100	248,977	246,737
Noranda Inc.'s share		248,977	246,737
Fabricated aluminum			
Norandal	100	173,853	146,716
Noranda Inc.'s share		173,853	146,716
Aluminum wheels (000 units)			
American Racing Equipment	100	1,399	1,498
Noranda Inc.'s share		1,399	1,498
Lead			
Brunswick	100	83,194	60,452
Noranda Inc.'s share		83,194	60,452
Gold (000 ounces)			
CCR	100	967	1,004
Noranda Inc.'s share		967	1,004
Silver (000 ounces)			
CCR	100	36,467	30,870
Noranda Inc.'s share		36,467	30,870

Concentrate Sales[1]

(tonnes)	Noranda's beneficial interest (%)	2004[2]	2003[2]
Copper			
Antamina	33.75	80,905	72,143
Collahuasi	25.9	167,261	114,874
Total		248,166	187,017
Noranda Inc.'s share		179,422	140,493
Zinc			
Antamina [5]	33.75	51,951	100,142
Brunswick	100	222,141	245,931
Bell Allard	100	70,371	89,128
Kidd Creek	58.9	15,724	11,964
Total		360,187	447,165
Noranda Inc.'s share		353,724	442,320
Silver (000 ounces)			
Antamina	33.75	2,334	1,921
Noranda Inc.'s share		2,334	1,921

Average Realized Prices – (US$ per pound, except as noted)

	2004	2003
Copper	1.30	0.82
Nickel	6.40	4.40
Ferronickel	6.37	4.20
Zinc	0.52	0.43
Aluminum	0.84	0.68
Lead	0.43	0.27
Gold (US$ per ounce)	402.17	362.97
Silver (US$ per ounce)	6.51	4.89
Exchange Rate (equivalent of Cdn$1)	0.77	0.71

1 All sales figures are shown on a 100% basis, with the exception of Collahuasi, which represents Falconbridge's 44% joint-venture interest, Novicourt's 45% joint-venture interest and Antamina, which represents Noranda's 33.75% joint-venture interest.
2 Noranda's average beneficial interest in Falconbridge was 58.9% in 2004 and 59.5% in 2003.
3 Noranda sold the CEZ refinery to the Noranda Income Fund in May 2002. The average beneficial interest in the Fund was 25.0% in 2004 and 37.9% in 2003.
4 Comprised of Falconbridge's mines and plants in Sudbury and Raglan in Canada, a refinery in Nikkelverk in Norway and a significant custom feed business.

Mineral Reserves[1,2,3]

	Noranda Inc.'s Beneficial Interest (%)	Dec. 31, 2004 (000 tonnes)	Grade							
			Copper (%)	Zinc (%)	Nickel (%)	Lead (%)	Silver (g/mt)	Gold (g/mt)	Molybdenum (%)	Alumina (%)
Noranda Inc.										
Copper Deposits [4]										
Antamina [5]										
Proven	33.8	251,000	1.26	1.04	—	—	14.5	—	0.03	—
Probable	33.8	217,000	1.17	0.89	—	—	13.2	—	0.03	—
Total		468,000	1.22	0.97	—	—	13.9	—	0.03	—
Kidd Creek Division										
Proven	58.8	14,286	1.91	5.64	—	0.21	62	—	—	—
Probable	58.8	3,780	1.35	7.52	—	0.18	47	—	—	—
Total		18,066	1.80	6.03	—	0.21	58	—	—	—
Lomas Bayas										
Proven	58.8	41,180	0.40	—	—	—	—	—	—	—
Probable	58.8	301,521	0.33	—	—	—	—	—	—	—
Total		342,701	0.34	—	—	—	—	—	—	—
Collahuasi [6]										
Proven	25.9	310,503	1.09	—	—	—	—	—	—	—
Probable	25.9	1,539,102	0.87	—	—	—	—	—	—	—
Total		1,849,605	0.90	—	—	—	—	—	—	—
Zinc Deposits										
Brunswick Mine [7]										
Proven	100.0	14,937	0.36	9.00	—	3.63	106.3	—	—	—
Probable	100.0	2,498	0.23	8.54	—	3.54	95.8	—	—	—
Total		17,435	0.34	8.94	—	3.62	104.8	—	—	—
Louvicourt [8]										
Proven	28.0	544	2.49	1.77	—	—	25.4	0.90	—	—
Probable	28.0	13	0.04	8.78	—	—	42.7	0.86	—	—
Total		557	2.43	1.93	—	—	25.8	0.90	—	—
Alumina Deposits [9]										
St. Ann Bauxite										
Proven	50.0	7,214	—	—	—	—	—	—	—	48.39
Probable	50.0	25,586	—	—	—	—	—	—	—	46.92
Total		32,800	—	—	—	—	—	—	—	47.24
Nickel Deposits										
Sudbury										
Proven	58.8	4,554	1.59	—	1.32	—	—	—	—	—
Probable	58.8	7,310	1.17	—	1.12	—	—	—	—	—
Total		11,864	1.33	—	1.20	—	—	—	—	—
Raglan										
Proven	58.8	6,270	0.74	—	2.63	—	—	—	—	—
Probable	58.8	9,382	0.81	—	2.95	—	—	—	—	—
Total		15,652	0.78	—	2.82	—	—	—	—	—
Montcalm										
Proven	58.8	3,162	0.75	—	1.56	—	—	—	—	—
Probable	58.8	1,724	0.70	—	1.44	—	—	—	—	—
Total		4,886	0.73	—	1.51	—	—	—	—	—
Falcondo										
Proven	50.2	47,846	—	—	1.21	—	—	—	—	—
Probable	50.2	9,557	—	—	1.20	—	—	—	—	—
Total		57,403	—	—	1.21	—	—	—	—	—

1. The mineral reserve and resource estimates are prepared in accordance with the *CIM Definition Standards On Mineral Resources and Mineral Reserves*, adopted by CIM Council on November 14, 2004, and the *CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines*, adopted by CIM Council on November 23, 2003, using geostatistical and/or classical methods, plus economic and mining parameters appropriate to each project.
2. The mineral reserves are shown on a 100% basis. The mineral reserve estimates are compiled and verified by Chester Moore, Director, Mineral Reserve Estimation and Reporting, a member of the Professional Geoscientists of Ontario with over 30 years experience as a geologist.
3. There are no known environmental, permitting, legal, taxation, political or other relevant issues that would materially affect the estimates of the mineral reserves.
4. Long-term metal prices used by Falconbridge are: nickel US$3.25/lb, copper US$0.90/lb, zinc US$0.50/lb. Exchange rate of $1.50 Cdn to $1.00 U.S.
5. Estimates used the following metal prices: copper US$0.90/lb, zinc US$0.50/lb, molybdenum US$3.25/lb, and silver US$5.00/oz. See also Note 4 on page 90, Mineral Resources.
6. The mineral reserves and resources have been estimated and provided by the operator of the joint venture based on a copper price of $US0.95. The mineral reserves and resources are estimated and classified to industry standards following the Australasian Institute of Mining and Metallurgy's Joint Ore Reserve Committee code. These estimates have been restated to conform to the CIM mineral reserve and resource definitions. The estimates are inspected annually by Chester Moore.
7. Estimates used the following metal prices: zinc US$0.50/lb, copper US$1.00/lb, lead US$0.30/lb, and silver US$5.25/oz.
8. The Louvicourt mineral reserves have been estimated and provided by the operator of the joint venture. The estimates are inspected annually by Chester Moore.
9. The mineral reserves have been estimated and provided by the operator of the joint venture. The estimates are inspected annually by Chester Moore.

Resources and Reserves

Mineral Resources (in addition to Mineral Reserves) [1,2,3]

		Noranda Inc.'s Beneficial Interest (%)	Category	Dec. 31, 2004 (000 tonnes)	Grade Copper (%)	Zinc (%)	Nickel (%)	Lead (%)	Silver (g/mt)	Gold (g/mt)	Molybdenum (%)
Noranda Inc.											
Copper Deposits	Antamina [4]	33.8	Measured	28,000	0.51	0.21	—	—	5.0	—	0.03
			Indicated	30,000	0.47	0.27	—	—	6.0	—	0.03
			Total	58,000	0.49	0.24	—	—	5.5	—	0.03
			Inferred	27,000	0.79	1.00	—	—	13	—	0.02
	Kidd Creek	58.8	Measured	310	1.32	6.08	—	0.32	43	—	—
			Indicated	78	2.82	8.54	—	0.13	52	—	—
			Total	388	1.62	6.57	—	0.28	45	—	—
			Inferred	15,300	3.0	4.6	—	0.3	82	—	—
	Lomas Bayas	58.8	Measured	5,253	0.28	—	—	—	—	—	—
			Indicated	239,736	0.27	—	—	—	—	—	—
			Total	244,989	0.27	—	—	—	—	—	—
			Inferred	42,000	0.33	—	—	—	—	—	—
	Collahuasi	25.9	Measured	50,795	0.55	—	—	—	—	—	—
			Indicated	430,031	0.65	—	—	—	—	—	—
			Total	480,826	0.64	—	—	—	—	—	—
			Inferred	1,820,000	0.75	—	—	—	—	—	—
Zinc Deposits	Brunswick Mine	100.0	Measured	1,839	0.36	8.58	—	3.34	91	—	—
			Indicated	2,247	0.33	9.25	—	3.88	97	—	—
			Total	4,086	0.34	8.95	—	3.63	95	—	—
Nickel Deposits	Sudbury	58.8	Measured	4,000	0.63	—	1.77	—	—	—	—
			Indicated	17,770	1.04	—	2.36	—	—	—	—
			Total	21,770	0.97	—	2.25	—	—	—	—
			Inferred	29,700	2.6	—	1.8	—	—	—	—
	Raglan	58.8	Measured	55	1.11	—	3.93	—	—	—	—
			Indicated	3,710	0.73	—	2.19	—	—	—	—
			Total	3,765	0.74	—	2.22	—	—	—	—
			Inferred	5,200	0.8	—	2.9	—	—	—	—
	Montcalm	58.8	Measured	—	—	—	—	—	—	—	—
			Indicated	—	—	—	—	—	—	—	—
			Total	—	—	—	—	—	—	—	—
			Inferred	700	0.7	—	1.7	—	—	—	—
	Falcondo	50.2	Measured	—	—	—	—	—	—	—	—
			Indicated	13,840	—	—	1.53	—	—	—	—
			Total	13,840	—	—	1.53	—	—	—	—
			Inferred	6,400	—	—	1.4	—	—	—	—

1 The mineral resources are shown on a 100% basis. Mineral resources which are not mineral reserves have not been fully evaluated or have not demonstrated economic viability under current market conditions.

2 The mineral reserve and resource estimates are prepared in accordance with the *CIM Definition Standards On Mineral Resources and Mineral Reserves*, adopted by CIM Council on November 14, 2004, and the *CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines*, adopted by CIM Council on November 23, 2003, using geostatistical and/or classical methods, plus economic and mining parameters appropriate to each project.

3 The mineral resource estimates are compiled and verified by Chester Moore, Director, Mineral Reserve Estimation and Reporting, a member of the Professional Geoscientists of Ontario with over 30 years experience as a geologist.

4 The Antamina orebody is highly variable and is currently described by more than six different ore types. Since the mill start-up in June 2001, Antamina has experienced difficulty in predicting the distribution of the ore types that affect production, recoveries and concentrate quality, and in reconciling production tonnage and grades to the reserve model. A total of 111,239 metres of infill drilling was completed in 2003 and 2004 in order to enhance the predictive ability of the resource model and to facilitate better short- and long-term mine planning. All analyses have been received and construction of a new resource model is underway with the completion expected in the first half of 2005. Preliminary evaluation of the results indicate that the new drilling confirms previous resource estimate totals and provides increased geological information to develop a superior reserve model for production purposes.

Metal Contained in Reserves[1] – Noranda Inc.'s Share

		(000 tonnes) Copper	Zinc	Nickel	Lead	Molybdenum	Alumina	Ounces* (millions) Silver	Ounces* (000) Gold
Wholly-owned									
Zinc Deposits	Brunswick	60	1,558	—	631	—	—	59	—
Divided Interest									
Copper Deposits	Antamina (33.8%)	1,924	1,533	—	—	47	—	71	—
	Louvicourt (28.0%)	4	3	—	—	—	—	—	5
	Kidd Creek Division (58.8%)	191	641	—	22	—	—	20	—
	Lomas Bayas (58.8%)	682	—	—	—	—	—	—	—
	Collahuasi (25.9%)	4,330	—	—	—	—	—	—	—
	Subtotal Proven & Probable	7,131	2,177	—	22	47	—	91	5
Nickel Deposits	Sudbury (58.8%)	93	—	84	—	—	—	—	—
	Raglan (58.8%)	72	—	260	—	—	—	—	—
	Montcalm (58.8%)	21	—	44	—	—	—	—	—
	Falcondo (50.2)	—	—	348	—	—	—	—	—
	Subtotal Proven & Probable	186	—	736	—	—	—	—	—
Alumina Deposits	St. Ann Bauxite (50%)	—	—	—	—	—	7,748	—	—
Totals – Noranda Inc.'s Share									
Proven & Probable		7,377	3,735	736	653	47	7,748	150	5

1 Calculated from the mineral reserves on page 89. * Troy ounce.

Advanced Projects[1]

	Noranda Inc.'s Beneficial Interest (%)	Resource Category	Tonnes (millions)	Grade							
				Copper (%)	Zinc (%)	Nickel (%)	Lead (%)	Silver (g/mt)	Gold (g/mt)	Molybdenum (%)	Cobalt (%)
Noranda Inc.											
Zinc Deposits											
Perseverance, Quebec	90.0	Measured	4.36	1.28	16.19	—	0.04	30	0.38	—	—
		Indicated	0.76	1.03	13.68	—	0.04	27	0.34	—	—
		Total	5.12	1.24	15.82	—	0.04	29	0.38	—	—
Lady Loretta, Australia [2]	75.0	Measured	8.5	—	15.6	—	5.9	95	—	—	—
		Indicated	3.1	—	17.5	—	5.2	94	—	—	—
		Total	11.6	—	16.1	—	5.7	95	—	—	—
		Inferred	0.1	—	13.7	—	3.5	84	—	—	—
Lennard Shelf, Australia [2,3]	50.0	Measured	1.40	—	8.80	—	2.15	—	—	—	—
		Indicated	1.37	—	8.15	—	1.75	—	—	—	—
		Total	2.77	—	8.47	—	1.96	—	—	—	—
		Inferred	0.3	—	8.2	—	1.7	—	—	—	—
Copper Deposits											
El Pachón, Argentina [4]	100.0	Measured	37.1	1.15	—	—	—	4.0	—	0.03	—
		Indicated	686.8	0.62	—	—	—	2.5	—	0.01	—
		Total	723.9	0.65	—	—	—	2.6	—	0.02	—
		Inferred	560.0	0.52	—	—	—	2.6	—	0.01	—
El Morro, Chile [4]	70.0	Inferred	466.0	0.61	—	—	—	—	0.50	—	—
El Pilar, Mexico	100.0	Inferred	210.0	0.34	—	—	—	—	—	—	—
Frieda River, Papua New Guinea [4]	72.0										
Horse/Ivaal/Trukai		Indicated	74.6	0.63	—	—	—	—	0.37	—	—
		Inferred	360.0	0.60	—	—	—	—	0.38	—	—
Koki [5]		Inferred	270.0	0.40	—	—	—	—	0.30	—	—
Nena [5]		Measured	42.2	2.30	—	—	—	—	0.60	—	—
		Indicated	7.6	1.70	—	—	—	—	0.60	—	—
		Total	49.8	2.21	—	—	—	—	0.60	—	—
		Inferred	1.2	1.8	—	—	—	—	0.40	—	—
Kidd Mine D, Ontario [6]	58.8	Inferred	15.3	3.0	4.6	—	0.3	82	—	—	—
Fortuna de Cobre, Chile [7]	58.8	Measured	125.2	0.31	—	—	—	—	—	—	—
		Indicated	345.1	0.28	—	—	—	—	—	—	—
		Total	470.3	0.29	—	—	—	—	—	—	—
		Inferred	150.0	0.21	—	—	—	—	—	—	—
Nickel Deposits											
Nickel Rim South, Ontario [8]	58.8	Inferred	13.4	3.3	—	1.8	—	15	0.8	—	0.04
Fraser Morgan, Ontario [8]	58.8	Measured	3.33	0.61	—	1.85	—	2.28	0.05	—	0.06
		Indicated	1.55	0.46	—	1.69	—	1.61	0.04	—	0.06
		Total	4.88	0.56	—	1.80	—	2.07	0.05	—	0.06
		Inferred	2.1	0.5	—	1.8	—	1.2	—	—	0.1
Onaping Depth, Ontario [8]	58.8	Indicated	14.6	1.15	—	2.52	—	—	—	—	0.06
		Inferred	1.2	1.2	—	3.6	—	—	—	—	0.07
Koniambo, New Caledonia	28.8	Measured	32.4	—	—	2.21	—	—	—	—	—
		Indicated	109.7	—	—	2.10	—	—	—	—	—
		Total	142.1	—	—	2.13	—	—	—	—	—
		Inferred	156.0	—	—	2.2	—	—	—	—	—

1 The mineral reserve and resource estimates are prepared in accordance with the *CIM Definition Standards On Mineral Resources and Mineral Reserves*, adopted by CIM Council on November 14, 2004, and the *CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines*, adopted by CIM Council on November 23, 2003, using geostatistical and/or classical methods, plus economic and mining parameters appropriate to each project. The mineral resources are shown on a 100% basis. Mineral resources which are not mineral reserves have not been fully evaluated or have not demonstrated economic viability.

2 The mineral resources were estimated using the *Australian Code for Reporting of Mineral Resources and Ore Reserves (the "JORC Code")* which are comparable to the CIM definitions.

3 Resource estimate supplied by Teck Cominco Limited. Estimate developed as part of economic evaluation study with dilution and mining recovery included.

4 Subject to fulfillment of certain conditions.

5 Mineral resources as estimated by Highlands Pacific Limited.

6. Also included as part of the Kidd Creek mineral resources on the Mineral Resources table.

7 Option to purchase.

8 Also included as part of the Sudbury mineral resources on the Mineral Resources table.

Board of Directors



David W. Kerr, C.A.
Chairman, Noranda Inc., Toronto, Ontario
Chairman of Falconbridge Limited and previously President and CEO of Noranda Inc. Past Chairman of the International Council on Mining and Metals. Directorships include: Brascan Corporation, Shell Canada Limited, Sun Life Financial Inc. and Sustainable Development Technology Canada. Mr. Kerr is also Chairman of the Toronto Rehabilitation Hospital Foundation. Appointed in April 1987.



Alex G. Balogh
Corporate Director, Oakville, Ontario
Formerly Deputy Chairman of Noranda Inc. (1994 – 2003) and Chairman of Falconbridge Limited (1994 – 2003). Directorships include: Falconbridge Limited, Strongco Inc., Brascan Power Inc. and Cambior Inc. Mr. Balogh also serves on the Advisory Council of Sentient Global Resources Fund. He is Chairman of the National Advisory Board, Minerals and Metals Science and Technology and is past Chairman of the International Council of Metals and the Environment. Mr. Balogh is a metallurgical engineer. Appointed in October 1994. Committee: Environment, Health & Safety*



André Bérard, O.C., O.Q.
Corporate Director, Verdun, Québec
Previously Chairman and CEO of National Bank. Directorships include: Banque Saradar France, BCE Inc., Vasogen Inc., Groupe BMTC Inc., Saputo Inc., Kruger Inc., Bombardier Inc., BRED (Banque populaire), Société financière Bourgie Inc., Le Groupe Canam Manac Inc. and Transforce Income Fund and Telesat Inc. Mr. Bérard is also a Fellow of the Institute of Canadian Bankers. Appointed in April 1990. Committees: Audit, Human Resources



Jack L. Cockwell
Group Chairman, Brascan Corporation, Toronto, Ontario
Formerly Brascan's President and Chief Executive Officer for 12 years. Directorships include: Brascan Corporation, Brookfield Properties Limited, Brascan Power Inc., Astral Media Inc., Falconbridge Limited, Norbord Inc., Fraser Papers Inc. and the C.D. Howe Institute. Mr. Cockwell is also Chairman of the Board of Trustees of the Royal Ontario Museum. Appointed in November 1981. Committee: Human Resources*



The Honourable J. Trevor Eyton, O.C.
Member of the Senate of Canada, Cheltenham, Ontario
Member of the Senate of Canada. Directorships include: Brascan Corporation, Coca-Cola Enterprises Inc., Ivernia Inc. (Chair) and the Advisory Board of Nestlé Canada Inc. Mr. Eyton is also Governor of the Canadian Olympic Foundation and Chair of Canada's Sports Hall of Fame. Appointed in November 1981. Committee: Environment, Health & Safety



Bruce Flatt
President and Chief Executive Officer, Brascan Corporation, Toronto, Ontario
Appointed Brascan's President and CEO in February 2002. Formerly President and CEO of affiliate Brookfield Properties. Directorships include: Brascan Corporation, Brookfield Homes Corporation, Brookfield Properties Corporation, Norbord Inc. and Fraser Papers Inc. Appointed in February 2001. Committee: Human Resources



A.L. (Al) Flood, C.M., O.C.
Retired Chairman and Chief Executive Officer, Canadian Imperial Bank of Commerce, Toronto, Ontario
Directorships include: Canadian Imperial Bank of Commerce and Talisman Energy Inc. Appointed in June 1999. Committees: Audit*, Human Resources



Norman R. Gish
President, Gish Consulting Inc., Calgary, Alberta
Previously Chairman, President and CEO of Alliance Pipeline and Aux Sable Liquid Products Inc. Directorships include: Superior Plus Inc., Railpower Technologies Corp., Energreen Canada Corp., Provident Energy Trust and Quadrise Canada Fuel Systems. Appointed in April 2001. Committees: Audit, Governance



Robert Harding, F.C.A.
Chairman, Brascan Corporation, Toronto, Ontario
Directorships include: Brascan Corporation (Chairman) and the following Brascan group companies: BPO Properties Corporation (Chairman), Falconbridge Limited, Norbord Inc. and Fraser Papers Inc. Mr. Harding is also a Director of Burlington Resources Inc. and is Chairman of the Board of Governors of the University of Waterloo, Chair of Campaign Waterloo and Trustee and Vice-Chair of the United Way of Greater Toronto. Appointed in April 1995. Committees: Governance, Environment, Health & Safety, Human Resources



Maureen Kempston Darkes, O.C., O.O.
Group Vice-President and President, Latin America, Africa and Middle East, General Motors Corporation, Miramar, Florida
Previously President and General Manager of General Motors of Canada Limited. Directorships include: CN Rail and The Thomson Corporation. Appointed in January 1998. Committee: Governance



James W. McCutcheon, Q.C.
Counsel, McCarthy Tétrault LLP, Toronto, Ontario
Directorships include: CAE Inc., Dominion of Canada General Insurance Company, Empire Life Insurance Company (Chairman 1991 – 1997) and Guardian Capital Group Limited. Appointed in April 1993. Committees: Audit, Governance, Environment, Health & Safety



The Honourable Frank J. McKenna, P.C., Q.C.
Counsel, McInnes Cooper, Moncton, New Brunswick
Former Premier of New Brunswick (1987 – 1997) and currently counsel with Atlantic law firm McInnes Cooper. Appointed in April 1998. Committees: Audit, Governance*(1)
Retired from Board as of March 1, 2005 to become Canadian ambassador to the United States.



George Myhal
Chief Operating Officer, Brascan Corporation, Toronto, Ontario
Formerly COO, President and CEO of Brascan Financial Corporation. Directorships include: Royal LePage Franchise Services Fund, MediSolution Ltd. and the Harbourfront Centre. Mr. Myhal is also a member of the Governing Council and Audit Committee Chairman of the University of Toronto and Chairman of the Dean's Advisory Board for its Faculty of Applied Science. Appointed in April 1999.



Derek Pannell, ING, B.SC., ARSM
President and Chief Executive Officer, Noranda Inc., Toronto, Ontario
Appointed President and CEO of Noranda Inc. in June 2002. Previously President and COO of Noranda and CEO of Falconbridge Limited, Vice-President of Compañia Minera Antamina in Peru, and President of Brunswick Mining and Smelting. Directorships include: Falconbridge Limited and the Mining Association of Canada. Mr. Pannell is also an Honorary Professor of the Universidad Nacional de Ingenéria, Lima, Peru. Appointed in April 2002.

* Chairman of committee (1) Independent Board Leader

Executives and Officers



David Kerr
Chairman



Derek Pannell
President and
Chief Executive Officer



Steven Douglas
Executive Vice-President and
Chief Financial Officer



Peter Kukielski
Executive Vice-President,
Projects and Aluminum

Business Unit Presidents



William Brooks
President, Aluminum



Claude Ferron
President, Canadian Copper
and Recycling



Joe Laezza
President, Nickel



Fernando Porcile
President, South American Copper



Bob Sippel
President, Zinc and Magnesium

Senior Vice-Presidents

Brian Barr
Special Projects

Ian Pearce
Projects and Engineering

Katherine Rethy
Information Systems, Procurement, Logistics, Enterprise Risk Management and Facilities

Martin Schady
Business Development

Paul Severin
Exploration

Jeffery Snow
General Counsel

Vice-Presidents

Michael Agnew
Technology

Michael Boone
Finance and Controller

Rick Burdett
Information Systems and Chief Information Officer

Denis Couture
Investor Relations, Communications & Public Affairs

John Doyle
Taxation

Peter Eichinger
Global Procurement

Michael Frilegh
Treasurer

André Joron
Human Resources

Ted Laks
Performance/Six Sigma

Robert Telewiak
Environment, Health & Safety

Stephen Young
Corporate Secretary

Lynda Beesley
Assistant Corporate Secretary

Corporate Governance

Our Board of Directors and Company management strive to anticipate and implement any governance initiatives that our Governance Committee believes are appropriate in the context of our extensive international business activities and the general global business environment. Over the past two years in particular, the Board has taken steps to align itself with developing governance standards. Certain key components of the Company's governance systems and procedures are outlined below.

Corporate Governance Guidelines
The Corporate Governance Guidelines serve as the formal mandate of our Board of Directors with a view to providing a framework for strengthening governance, expanding insider accountability and enhancing the quality of Board oversight. These Guidelines, reviewed by the Board for effectiveness on an annual basis, state the primary responsibilities of the Board as well as the general criteria for Board membership and level of commitment expected of each director.

Director Independence
In certain of the fundamental governance areas requiring Board oversight, a strong element of independent director stewardship continues to be maintained and developed by our Board. The Board is comprised of a majority of independent directors and the Independent Board Leader chairs sessions without management present at every Board meeting. All Board committees are comprised solely of independent directors, with the Audit Committee having only independent directors who are unrelated to the Company's principal shareholder.

Code of Ethics
Our Company's written Code of Ethics sets a high standard of ethical behaviour throughout the Company and its global operations. The code applies to all directors, officers and employees of the Company and also provides a confidential procedure under which employees can report issues to designated individuals or through the Company's Ethics Hotline.

Disclosure Policy
The Corporate Disclosure Policy summarizes the Company's policies and practices regarding disclosure of information to investors, analysts, the media and the public generally. The Company's Disclosure Committee oversees and monitors compliance with this policy and advises senior management and the Board on public disclosure matters.

Recent Developments
Our Board has recently revised its Corporate Governance Guidelines and the terms of reference for the Board committees to expand their stated mandates and respective responsibilities, highlighting our ongoing compliance with new regulatory governance guidelines. Audit Committee oversight was also enhanced over the past year by regular quarterly reports under the Company's Enterprise Risk Management Process, which extends risk analysis processes globally to all business and functional units, and by the filling of the new post of Director, Corporate Audit Services who reports directly to the Audit Committee.

Public Access

Further details regarding the Company's corporate governance practices may be accessed on our website at www.noranda.com.

Annual Meeting –
Shareholders are invited to attend our Annual Meeting on Tuesday, April 26, 2005 at 10:00 am at the Design Exchange in Toronto, Ontario.

Proxy Circular – Our circular contains a complete discussion of our corporate governance practices.

Annual Information Form –
A copy of our audit committee charter will be attached as an appendix to our AIF which will be available electronically at www.sedar.com. Our AIF will also contain disclosure relating to the qualifications of each of the Audit Committee members.

Corporate Governance –
The Corporate Governance Guidelines, Code of Ethics and terms of reference for each of the principal committees of the Board have been posted on our website for ease of access by shareholders and the public generally.

Shareholder and Corporate Information

Stock Exchange Listings
Noranda Inc. common shares are listed on the Toronto (TSX) and New York (NYSE) stock exchanges
Trading symbol: NRD

Common Shares
Outstanding at December 31, 2004
Basic: 296,969,549
Fully diluted: 309,830,209
Weighted average – basic: 296,245,753
Weighted average – fully diluted: 309,309,566

Noranda's Long-Term Debt Credit Ratings as at December 31, 2004
Moody's Investors Service: Baa3 stable
Standard & Poor's: BBB-
Dominion Bond Rating: BBB stable

Transfer Agent and Registrar
CIBC Mellon Trust Company – Montreal, Toronto
Mellon Investor Services LLC – New York

Shareholder Enquiries
To register a change of address, request electronic delivery of documents, enquire about dividend cheques, share certificates, stock transfers, etc., please contact:
CIBC Mellon Trust Company
Phone: 1-800-387-0825 (toll free in North America) or (416) 643-5500
Fax: (416) 643-5501
E-mail: inquiries@cibcmellon.com

Dividend Reinvestment Plan
Noranda Inc. common shareholders resident in Canada may purchase additional common shares by reinvesting their cash dividends. To do so, a form of election may be obtained by contacting:
CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, ON M5C 2W9
Phone: 1-800-387-0825 (toll free in North America) or (416) 643-5500
Fax (416) 643-5501
www.cibcmellon.com

Annual Meeting
Noranda Inc.'s annual meeting of common shareholders will be held Tuesday, April 26, 2005 at 10:00 a.m. (EDT) at The Design Exchange, Trading Floor, 234 Bay Street, Toronto

Financial Calendar*
Quarterly results release dates in 2005
First Quarter – April 26
Second Quarter – July 29
Third Quarter – October 25

*Dates subject to change

Address
Noranda Inc.
181 Bay Street, Suite 200
Toronto, Ontario, Canada M5J 2T3
Phone: (416) 982-7111
Fax: (416) 982-7423
www.noranda.com

Auditors
Ernst & Young LLP

Noranda Enquiries
Please contact Investor Relations, Public Affairs and Communications:
Financial information: (416) 982-7337
General information: (416) 982-7111
News media information: (416) 982-7161
For financial information about the following companies, please contact Investor Relations at:
Falconbridge Limited (416) 982-7178
Novicourt Inc. (416) 982-7069

Publications and Mailing Lists
- Mail Noranda Inc. Communications
- Fax Noranda Inc. Communications (416) 982-3501
- E-mail request@noranda.com

Sustainable Development Report
To receive a copy of Noranda Inc.'s 2004 Report, please request it through one of the following methods:
- Mail Noranda Inc. Communications
- Fax Noranda Inc. Communications (416) 982-3501
- E-mail request@noranda.com

Version française
On peut se procurer la version française du présent rapport en faisant la demande auprès du service des communications, à l'adresse mentionée ci-contre.

2004 Noranda Common Share Trading Information

	Quarter	Share Price High	Share Price Low	Trading Volume (millions)
Toronto Stock Exchange (Cdn$)	First	$23.97	$18.61	90.098
	Second	24.99	19.25	77.928
	Third	24.61	20.57	60.169
	Fourth	22.22	19.96	68.808
New York Stock Exchange (US$)	First	$18.32	13.98	9.27
	Second	18.87	13.90	9.16
	Third	18.70	15.57	7.87
	Fourth	18.17	16.05	8.24

CREATIVE DIRECTION AND PROJECT MANAGEMENT: SD CORPORATE COMMUNICATIONS DESIGN: EGG DESIGN PRINTING: QUEBECOR WORLD MIL ELECTRONIC TYPESETTING AND ASSEMBLY: CORPORATE TYPESETTING SERVICES PRINTED IN CANADA

A World of Resources
A Wealth of Opportunities

Noranda's current business spans the globe and our quest for growth and development opportunities has equal breadth. With a winning strategy, a strong financial position, empowered employees and an attractive portfolio of development projects, we remain well positioned to further enhance value for all shareholders.



El Morro copper project, Chile – exploration drill rig advancing resource determination.

Sudbury nickel mines, Ontario – underground tunneling with a development drill rig.



CEZ refinery, Quebec – zinc cell house that produced a record 277,000 tonnes in 2004.



Noranda Aluminum rolling mill, Tennessee – total aluminum sheet and foil sales increased 18% versus 2003.

"The world is more connected than ever before. Whatever happens, wherever it happens, is known quickly around the globe. In a very positive way, Towards Sustainable Mining helps the mining industry put social responsibility into practice, bridging any gap between industry and community."

Derek Pannell, President and CEO of Noranda Inc. and Chair of TSM Governance Team



The Mining Association of Canada
L'Association minière du Canada



TSM

Strong Results, Excellent Performance

Noranda is a leading copper and nickel company with investments in fully-integrated zinc and aluminum assets. The Company's primary focus is the identification and development of world-class copper and nickel mining deposits. It employs 16,000 people at its operations and offices in 18 countries and is listed on the New York Stock Exchange and The Toronto Stock Exchange (NRD).



For the most up-to-date investor information visit our website:
www.noranda.com

noranda

Noranda Inc.
BCE Place, 181 Bay Street, Suite 200
Toronto, Ontario M5J 2T3





noranda

TO THE SHAREHOLDERS:

TAKE NOTICE that the Annual and Special Meeting of the holders of Common Shares of NORANDA INC. will be held at the Design Exchange, Trading Floor, 234 Bay Street, Toronto, Ontario on Tuesday, April 26, 2005 at 10:00 a.m. (Toronto time) for the following purposes:

(a) to receive reports and financial statements;

(b) to elect directors;

(c) to appoint auditors and authorize the directors to fix the remuneration of the auditors;

(d) to consider and, if thought advisable, approve with or without variation, a special resolution approving an amendment to the Corporation's articles to create a new class of preference shares, issuable in series, to be designated as the "Junior Preference Shares", the text of which special resolution is attached as Schedule "A" to the Circular, all as more particularly set out in the accompanying Management Information Circular (the "Circular");

(e) to consider and, if thought advisable, approve with or without variation, a special resolution approving an amendment to the Corporation's articles to change its name to "NorandaFalconbridge Inc.", the text of which resolution is attached as Schedule "C" to the Circular, all as more particularly set out in the Circular;

(f) to consider and, if thought advisable, approve with or without variation, a resolution, the text of which is attached at Schedule "D" to the Circular, approving an amendment to the Corporation's Stock Option Plan (the "Plan") to increase the maximum number of shares reserved for stock options under the Plan by 5,000,000 (for a maximum of 18,000,000 shares), as more particularly set out in the Circular;

(g) to consider and, if thought advisable, approve the shareholder proposals attached as Schedule "H" to the Circular; and

(h) to transact such other business as may properly come before the Meeting or any adjournment thereof.

A copy of the reports and the financial statements to be placed before the Meeting accompanies this Notice of Meeting.

Shareholders who are unable to attend the Meeting in person are requested to date, sign and return the enclosed form of proxy in the return envelope provided.

DATED the 17th day of March, 2005.

By Order of the Board of Directors,

(Signed) STEPHEN K. YOUNG
Corporate Secretary



noranda

MANAGEMENT INFORMATION CIRCULAR

VOTING INFORMATION

SOLICITATION OF PROXIES

This Management Information Circular ("Circular") is furnished in connection with the solicitation by the management of Noranda Inc. (the "Corporation" or "Noranda") of proxies to be used at the Annual and Special Meeting (the "Meeting") of the holders of common shares in the capital of Noranda ("Common Shares") referred to in the accompanying Notice of Meeting (the "Notice") to be held at the time and place and for the purposes set forth in such Notice. The solicitation will be made primarily by mail, but proxies may also be solicited personally or by telephone by employees of the Corporation at nominal cost. The Corporation may also reimburse investment dealers, banks, custodians, nominees and other fiduciaries for their reasonable changes and expenses incurred in forwarding proxy material to beneficial owners of the Common Shares. The cost of solicitation will be borne by the Corporation. The information contained herein is given as at March 17, 2005, unless otherwise indicated.

APPOINTMENT OF PROXIES

The persons named in the enclosed form of proxy are officers of the Corporation. ***Each shareholder has the right to appoint a person other than the persons named in the enclosed form of proxy, who need not be a shareholder of the Corporation, to represent such shareholder at the Meeting or any adjournment thereof.*** Such right may be exercised by inserting such person's name in the blank space provided in the form of proxy and striking out the other names or by completing another proper form of proxy.

VOTING INSTRUCTIONS

Registered Shareholders

There are two methods by which registered shareholders, whose names are shown on the books or records of the Corporation as owning the Common Shares ("Registered Shareholders"), can vote their Common Shares at the Meeting: in person at the Meeting, or by proxy. Should a Registered Shareholder wish to vote in person at the Meeting, the form of proxy included with the Circular should not be completed or returned; rather, the Registered Shareholder should attend the Meeting where his or her vote will be taken and counted. Should the Registered Shareholder not wish to attend the meeting or not wish to vote in person, his or her vote may be voted by proxy through one of the methods described below and the Common Shares represented by the proxy will be voted or withheld from voting, in accordance with the instructions as indicated in the form of proxy, on any ballot that may be called for, and if a choice was specified with respect to any matter to be acted upon, the Common Shares will be voted accordingly.

A Registered Shareholder may vote by proxy by using one of the following four methods: (i) the paper form of proxy to be returned by mail or delivery; (ii) the Internet voting procedure; (iii) the telephone voting procedure; and (iv) facsimile. The methods of using each of these procedures are described below:

Voting by Mail. A Registered Shareholder may vote by mail or delivery by completing, dating and signing the enclosed form of proxy and depositing it with CIBC Mellon Trust Company ("CIBC Mellon") using the envelope provided or by mailing it to CIBC Mellon Trust Company, Attention: Proxy Department, 200 Queen's Quay East, Unit 6, Toronto, Ontario M5A 4K9, or to the Corporate Secretary of the Corporation, by no later than the close of business on Friday, April 22, 2005, or if the Meeting is adjourned, by no later than 48 hours (excluding Saturdays, Sundays and holidays) before any adjourned Meeting.

Voting by Internet. A Registered Shareholder may vote over the Internet by accessing the following website: www.eproxyvoting.com/noranda. In order to submit a proxy via the Internet, the 13 digit control number, provided on the form of proxy, must be entered. Please see your form of proxy for additional information on Internet voting. Registered Shareholders may vote (and revoke a previous vote) over the Internet by no later than the close of business on Friday, April 22, 2005, or if the Meeting is adjourned, no later than 48 hours (excluding Saturdays, Sundays and holidays) before any adjourned Meeting.

Voting by Telephone. A Registered Shareholder may vote by telephone by calling the toll-free number 1-866-271-1207. In order to submit a proxy via telephone, the 13 digit control number, provided on the form of proxy, must be entered. Please see your form of proxy for additional information on telephone voting. Registered Shareholders may vote (and revoke a previous vote) by telephone by no later than the close of business on Friday, April 22, 2005, or if the Meeting is adjourned, no later than 48 hours (excluding Saturdays, Sundays and holidays) before any adjourned Meeting.

Voting by Facsimile. A Registered Shareholder may vote by facsimile by completing, dating and signing the enclosed form of proxy and returning it by facsimile to CIBC Mellon at (416) 368-2502. The form of proxy must be received by no later than the close of business on Friday, April 22, 2005, or if the Meeting is adjourned, no later than 48 hours (excluding Saturdays, Sundays and holidays) before any adjourned Meeting.

A proxy must be in writing and must be executed by the Registered Shareholder or by an attorney authorized in writing or, if the Registered Shareholder is a corporation or other legal entity, by an authorized officer or attorney. Voting by mail or by Internet are the only methods by which a Registered Shareholder may choose an appointee other than the persons named on the proxy.

Non-Registered Shareholders

In the Circular and the enclosed form of proxy and Notice, all references to shareholders are to Registered Shareholders of Common Shares. Only Registered Shareholders, or the persons they appoint as their proxies, are permitted to vote at the Meeting. However, in many cases, Common Shares beneficially owned by a holder (a "Non-Registered Shareholder" or "Beneficial Owner") are registered either:

(i) in the name of an intermediary (an "Intermediary") that the Non-Registered Shareholder deals with in respect of the shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

(ii) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.

There are two kinds of Beneficial Owners, those who object to their name being made known to the Corporation, referred to as objecting beneficial owners ("OBOs") and those who do not object to the Corporation knowing who they are, referred to as non-objecting beneficial owners ("NOBOs"). In accordance with the requirements of *National Instrument 54-101 — Communication with Beneficial Owners of Securities of a Reporting Issuer*, the Corporation has opted this year to distribute copies of the Notice, Circular, the enclosed form of proxy and the Corporation's 2004 Annual Report (which includes management's discussion and analysis of financial condition and results of operations and consolidated financial statements for the fiscal year ended December 31, 2004) (collectively, the "Meeting Materials") to NOBOs directly. Whereas, the Meeting Materials will continue to be distributed to OBOs through clearing houses and Intermediaries, who often use a service company (such as ADP Investor Communications) to forward meeting materials to Non-Registered Shareholders.

The Meeting Materials are being sent to both Registered and Non-Registered Shareholders of the securities. If you are a Non-Registered Shareholder, and the Corporation or its agent has sent these Meeting Materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send the Meeting Materials to NOBOs directly, the Corporation (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

Objecting Beneficial Owners ("OBOs")

Intermediaries are required to forward Meeting Materials to OBOs unless an OBO has waived the right to receive them. Generally, OBOs who have not waived the right to receive Meeting Materials will either:

(i) be given a proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) and is restricted as to the number of shares beneficially owned by the OBO but which is otherwise not completed. This form of proxy need not be signed by the OBO. In this case, the OBO who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with CIBC Mellon, by mail addressed to CIBC Mellon Trust Company, Attention: Proxy Department, 200 Queen's Quay East, Unit 6, Toronto, Ontario M5A 4K9 or by facsimile at 416-368-2502 or by following the instructions contained on the proxy for telephone or Internet voting, as applicable, or with the Corporate Secretary of the Corporation; or

(ii) more typically, be given a voting instruction form ("VIF") which must be completed and signed by the OBO in accordance with the directions on the VIF (which may in some cases permit the completion of the VIF by telephone, the internet or facsimile).

Non-Objecting Beneficial Owners ("NOBOs")

NOBOs can expect to receive the Meeting Materials with a proxy from the Corporation's transfer agent, CIBC Mellon. These proxies are to be completed and returned to CIBC Mellon in the envelope provided or by following the instructions contained on the proxy for facsimile, telephone or Internet voting. CIBC Mellon will tabulate the results of the proxies received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by the proxies they receive.

The purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the shares they beneficially own. Should a Non-Registered Shareholder who receives either a proxy or a VIF wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the names of the persons named in the proxy and insert the Non-Registered Shareholder's (or such other person's) name in the blank space provided or, in the case of a VIF, follow the corresponding instructions on the form.

In any event, Non-Registered Shareholders should carefully follow the instructions of their Intermediaries and their service companies or CIBC Mellon, as the case may be.

REVOCATION OF PROXIES

A shareholder who has given a proxy has the power to revoke it as to any matter on which a vote shall not already have been cast pursuant to the authority conferred by such proxy and may do so: (1) by delivering another properly executed proxy bearing a later date and depositing it as aforesaid, including within the prescribed time limits noted above; (2) by depositing an instrument in writing revoking the proxy executed by the shareholder or by the shareholder's attorney authorized in writing (i) at the registered office of the Corporation (BCE Place, 181 Bay Street, Suite 200, Toronto, Ontario M5J 2T3) at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or (ii) with the Chairman of the Meeting, prior to its commencement, on the day of the Meeting or any adjournment thereof; (3) by attending the Meeting in person and so requesting; or (4) in any other manner permitted by law.

A Non-Registered Shareholder may revoke a VIF or a waiver of the right to receive Meeting Materials and to vote given to an Intermediary at any time by written notice to the Intermediary, except that an Intermediary is not required to act on a revocation of a VIF or of a waiver of the right to receive Meeting Materials and to vote that is not received by the Intermediary at least seven days prior to the Meeting.

ELECTRONIC ACCESS TO PROXY-RELATED MATERIALS AND ANNUAL AND QUARTERLY REPORTS

The Corporation is offering to its shareholders the opportunity to receive future proxy circulars, annual reports and quarterly reports electronically through the Internet rather than receiving paper copies in the mail. If you are a Registered Shareholder you can choose this option by following the instructions in the insert provided with the Meeting Materials. If you hold your shares through an Intermediary, please refer to the information provided by your Intermediary on how to receive these documents electronically.

VOTING OF SHARES REPRESENTED BY MANAGEMENT PROXIES

The persons named in the enclosed form of proxy will vote or withhold from voting the Common Shares in respect of which they are appointed proxy on any ballot that may be called for in accordance with the instructions of the shareholder as indicated on the proxy and, if the shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted for or against or withheld from voting accordingly. ***In the absence of such direction, such Common Shares will be***

(i) ***voted for the election as directors of the Corporation the persons listed under the heading "ELECTION OF DIRECTORS" below;***

(ii) ***voted for the appointment of Ernst & Young LLP as auditors of the Corporation and to authorize the directors to fix its remuneration;***

(iii) ***voted for the special resolution to authorize the proposed amendment to the Corporation's articles to create a new class of preference shares designated the Junior Preference Shares;***

(iv) ***voted for the special resolution to authorize the proposed change of the name of the Corporation to "NorandaFalconbridge Inc.";***

(v) ***voted for the resolution to authorize the proposed amendment to the Corporation's Stock Option Plan to increase the maximum number of Common Shares reserved for stock options under such plan by 5,000,000;***

(vi) ***voted in accordance with the Board's recommendations with respect to and accordingly voted against, the shareholder proposals set out in Schedule "H" to this Circular; and***

(vii) ***voted in accordance with management's recommendations with respect to amendments or variations to the matters set out in the Notice or any other matters which may properly come before the Meeting.***

The enclosed form of proxy confers discretionary authority upon the persons named therein in respect of amendments or variations to matters identified in the Notice and in respect of other matters that may properly come before the Meeting. At the date of this Circular, the management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting.

VOTING SHARES

As of March 17, 2005, 297,251,074 Common Shares were outstanding. Each holder of Common Shares is entitled to one vote on all matters to come before the Meeting or any adjournment thereof for each Common Share registered in the shareholder's name in the list of holders of Common Shares prepared as of March 15, 2005 (the "Record Date") unless a person has transferred Common Shares after the Record Date and the new holder of such Common Shares establishes proper ownership thereof and in writing requests the Corporation's transfer agent by April 16, 2005 to be included in the list of holders of Common Shares entitled to vote. For a description of the procedures to be followed by Non-Registered Shareholders to direct the voting of shares beneficially owned, see "Non-Registered Shareholders" above.

PRINCIPAL HOLDERS OF THE CORPORATION'S VOTING SHARES

The management of the Corporation understands that Brascan Corporation ("Brascan") and associated companies own an aggregate of 122,597,952 Common Shares (or approximately 41.2% of the outstanding Common Shares) and Convertible Debentures convertible into 2,722,323 Common Shares. On March 9, 2005, the Corporation announced that it intended to make an offer (the "Preference Share Exchange Offer") to exchange up to 63,377,140 Common Shares for 50,000,000 junior preference shares of the Corporation. Pursuant to a lock-up agreement (the "Lock-up Agreement") between Brascan, Brascade Corporation ("Brascade") and the Corporation dated March 8, 2005, Brascan and Brascade have agreed to deposit, subject to certain conditions, all of the Common Shares owned by them or any of their wholly-owned subsidiaries to the Preference Share Exchange Offer. Under the Lock-up Agreement, Brascan and Brascade have also agreed to vote their Common Shares in favour of any resolution required to create such junior preference shares. See "Special Business of the Meeting — Creation of Junior Preference Shares". The Preference Share Exchange Offer is expected to be completed after the date of the Meeting.

Brascan is a public corporation listed on the Toronto and New York stock exchanges. Brascan's major shareholder is Partners Limited ("Partners") who, together with its shareholders, collectively own, directly or indirectly, exercise control or direction over, or have options and warrants to acquire, approximately 45 million Class A Limited Voting Shares of Brascan, representing approximately 17% of the outstanding Class A Limited Voting Shares of Brascan on a fully diluted basis, and 85,120 Class B Limited Voting Shares of Brascan, representing all of the outstanding Class B Limited Voting Shares of Brascan. Messrs. Cockwell, Balogh, Flatt, Harding, Kerr, Myhal and Pannell, presently Noranda directors and nominees referenced below, are shareholders of Partners.

BUSINESS OF THE MEETING

ANNUAL FINANCIAL STATEMENTS

The Annual Financial Statements of the Corporation for the fiscal year ended December 31, 2004 are included in the 2004 Annual Report, which is being mailed to shareholders with this Circular. The Annual Report will be placed before the shareholders at the Meeting.

ELECTION OF DIRECTORS

The number of directors of the Corporation to be elected at the Meeting is 13. The persons named in the enclosed form of proxy intend, unless otherwise directed, to vote for the election of a Board of Directors of Noranda (the "Board") composed of the 13 nominees listed below to serve until the next annual meeting of the shareholders of the Corporation or until their successors are duly elected or appointed, unless any such person is not available to act as a director, in which event a substitute may be nominated. The nominees whose names are set forth below are currently directors of the Corporation. Management is not aware that any such persons will be unable or unwilling to serve as a director.

On March 9, 2005, the Corporation announced that it intended to offer to purchase (the "Falconbridge Offer") all of the outstanding common shares of Falconbridge Limited ("Falconbridge") not already owned by the Corporation or its affiliates. Pursuant to a support agreement entered into with Falconbridge dated March 8, 2005 (the "Support Agreement"), the Corporation has covenanted that, assuming completion of the Falconbridge Offer, the Corporation will take such action to ensure that the Board will be comprised of 17 directors, consisting of each of the nominees listed below (other than The Hon. J. Trevor Eyton, O.C.) as well as Edmund King, Neville Kirchmann, Mary Mogford, David Race and James Wallace, each of whom is currently a director of Falconbridge. Such changes to the Board are only expected to occur following completion of the Falconbridge Offer, which the Corporation anticipates will be completed after the Meeting. As such, those proposed changes have no impact upon the election of directors at the Meeting.

Those directors who are currently members of committees of the Board are indicated below.



Alex G. Balogh, *Director since 1994;*
Ontario, Canada
Corporate Director

Formerly Deputy Chairman of Noranda Inc. (1994–2003) and Chairman of Falconbridge Limited (1994–2003). Directorships include: Falconbridge Limited, Strongco Inc., Brascan Power Inc. and Cambior Inc. Mr. Balogh also serves on the Advisory Council of Sentient Global Resources Fund. He is Chairman of the National Advisory Board, Minerals and Metals Science and Technology and is past Chairman of the International Council of Metals and the Environment. In addition, Mr. Balogh is a metallurgical engineer.

Chair of Environment, Health & Safety Committee

Direct and Indirect[1] Ownership:
5,275 – Common Shares
3,340 – Deferred Share Units
83,500 – Options



André Bérard, O.C., *Director since 1990;*
Québec, Canada
Chairman of the Board, National Bank of Canada *(Banking)*

Previously Chairman and CEO of National Bank. Directorships include: Banque Saradar France, BCE Inc., Vasogen Inc., Groupe BMTC Inc., Saputo Inc., Kruger Inc., Bombardier Inc., BRED (Banque populaire), Société financière Bourgie Inc., Le Groupe Canam Manac Inc. and Transforce Income Fund and Telesat Inc. Mr. Bérard is also a Fellow of the Institute of Canadian Bankers.

Chair of Audit Committee and member of Human Resources Committee

Direct and Indirect Ownership:
1,250 – Common Shares
13,405 – Deferred Share Units
5,000 – Options



Jack L. Cockwell, *Director since 1981;*
Ontario, Canada
Group Chairman, Brascan Corporation
(an asset management company)

Formerly Brascan's President and Chief Executive Officer for 12 years. Directorships include: Brascan Corporation and its affiliates, Brookfield Properties Limited, Brascan Power Inc., Falconbridge Limited, Norbord Inc. and Fraser Papers Inc. Mr. Cockwell is also Chairman of the Board of Trustees of the Royal Ontario Museum and a director of Astral Media Inc. and the C.D. Howe Institute.

Chair of Human Resources Committee

Direct and Indirect[1] Ownership:
48,000 – Common Shares
Nil – Deferred Share Units
Nil – Options



The Hon. J. Trevor Eyton, O.C., *Director since 1981;*
Ontario, Canada
Member of the Senate of Canada

Member of the Senate of Canada. Directorships include: Brascan Corporation, Coca-Cola Enterprises Inc. and Ivernia Inc. (Chair). Mr. Eyton is also on the Advisory Board of Nestlé Canada, Governor of the Canadian Olympic Foundation and Chair of Canada's Sports Hall of Fame.

Member of Environment, Health & Safety Committee

Direct and Indirect Ownership:
2,500 – Common Shares
336 – Deferred Share Units
Nil – Options



J. Bruce Flatt, *Director since 2001;*
Ontario, Canada
President and Chief Executive Officer, Brascan Corporation

Appointed Brascan's President and CEO in February 2002. Formerly President and CEO of affiliate Brookfield Properties. Directorships include: Brascan Corporation and its affiliates, Brookfield Homes Corporation, Brookfield Properties Corporation, Norbord Inc. and Fraser Papers Inc.

Member of Human Resources Committee

Direct and Indirect[1] Ownership:
5,000 – Common Shares
Nil – Deferred Share Units
Nil – Options



A.L. (Al) Flood, C.M., *Director since 1999;*
Ontario, Canada
Retired Chairman and Chief Executive Officer,
Canadian Imperial Bank of Commerce *(Banking)*

Directorships include: Canadian Imperial Bank of Commerce and Talisman Energy Inc.

Independent Board Leader; Chair of Governance Committee and member of Human Resources Committee

Direct and Indirect Ownership:
4,292 – Common Shares
14,299 – Deferred Share Units
5,000 – Options



Norman R. Gish, *Director since 2001;*
Alberta, Canada
President, Gish Consulting Inc.
(Pipeline, energy and international marketing advisory services)

Previously Chairman, President and CEO of Alliance Pipeline Ltd. and Aux Sable Liquid Products Inc. Directorships include: Superior Plus Inc., Railpower Technologies Corp., Energreen Canada Corp., Provident Energy Ltd. and Quadrise Canada Fuel Systems Inc.

Member of Audit and Governance Committees

Direct and Indirect Ownership:
1,000 – Common Shares
4,221 – Deferred Share Units
5,000 – Options



Robert J. Harding, F.C.A., *Director since 1995;*
Ontario, Canada
Chairman, Brascan Corporation

Directorships include: Brascan Corporation (Chairman) and the following Brascan group companies: BPO Properties Corporation (Chairman), Falconbridge Limited, Norbord Inc. and Fraser Papers Inc. Mr. Harding is also a Director of Burlington Resources Inc. and is Chairman of the Board of Governors of the University of Waterloo, Chair of Campaign Waterloo and Trustee and Vice Chair of the United Way of Greater Toronto.

Member of Environment, Health & Safety, Governance and Human Resources Committees

Direct and Indirect[1] Ownership:
1,500 – Common Shares
Nil – Deferred Share Units
Nil – Options



V. Maureen Kempston Darkes, O.C., O.O., *Director since 1998;*
Florida, U.S.A.
GM Group Vice-President and President Latin America, Africa, Mid-East Operations, General Motors Corporation
(International motor vehicle manufacturer).

Previously President and General Manager of General Motors of Canada Limited. Directorships include: CN Rail and The Thomson Corporation.

Member of Governance Committee

Direct and Indirect Ownership:
200 – Common Shares
11,484 – Deferred Share Units
5,000 – Options

David W. Kerr, C.A., *Director since 1987;*
Ontario, Canada.
Chairman of the Corporation and of Falconbridge Limited

Chairman of Falconbridge Limited and previously President and CEO of Noranda Inc. Past Chairman of the International Council on Mining and Metals. Directorships include: Brascan Corporation, Shell Canada Limited, Sun Life Financial Inc. and Sustainable Development Technology Canada. Mr. Kerr is also Chairman of the Toronto Rehabilitation Hospital Foundation.

Direct and Indirect[1] Ownership:
265,215 – Common Shares
18,707 – Deferred Share Units
753,800 – Options



James W. McCutcheon, Q.C., *Director since 1993;*
Ontario, Canada.
Counsel, McCarthy Tétrault LLP *(law firm)*

Directorships include: CAE Inc., Dominion of Canada General Insurance Company, Empire Life Insurance Company (Chairman 1991–1997) and Guardian Capital Group Limited.

Member of Audit, Environment, Health & Safety and Governance Committees

Direct and Indirect Ownership:
1,000 – Common Shares
3,340 – Deferred Share Units
5,000 – Options



George E. Myhal, *Director since 1999;*
Ontario, Canada
Chief Operating Officer, Brascan Corporation

Direct and Indirect[(1)] Ownership:
1,500 – Common Shares
Nil – Deferred Share Units
Nil – Options

Formerly President and CEO of Brascan Financial Corporation. Directorships include: Royal LePage Franchise Services Fund, NBS Technologies Inc., MediSolution Ltd. and the Harbourfront Centre. Mr. Myhal is also a member of the Governing Council and Audit Committee Chairman of the University of Toronto and Chairman of the Dean's Advisory Board for its Faculty of Applied Science.



Derek G. Pannell, ing, BSc, ARSM, *Director since 2002;*
Ontario, Canada
President and Chief Executive Officer, Noranda Inc.

Direct and Indirect[(1)] Ownership:
282,108 – Common Shares
Nil – Deferred Share Units
738,850 – Options

Appointed President and CEO of Noranda Inc. in 2002. Previously President and COO of Noranda and CEO of Falconbridge Limited, Vice President of Compañia Minera Antamina in Peru and President of Brunswick Mining and Smelting. Directorships include: Falconbridge Limited and the Mining Association of Canada. Mr. Pannell is also an Honorary Professor of the Universidad Nacional de Ingenéria, Lima, Peru.

(1) *Management understands that, in addition to Common Shares owned directly, these nominees' indirect interest in Common Shares held through Partners and Brascan (see "Principal Holders of the Corporation's Voting Securities") results in their each exceeding the share ownership expectation described under the heading "Compensation of Directors".*

Each of the proposed nominees was elected to his or her present term of office by the shareholders of the Corporation at a meeting in respect of which the Corporation circulated a management information circular.

APPOINTMENT OF AUDITORS

Unless the shareholder has specified in the enclosed form of proxy that the Common Shares represented by such proxy are to be withheld from voting in the appointment of auditors, on any ballot that may be called for in the appointment of auditors the persons named in the form of proxy enclosed with the Notice intend to vote "For" the appointment of Ernst & Young LLP, Chartered Accountants, Toronto, as auditors of the Corporation to hold office until the next annual meeting of shareholders and authorizing the directors to fix the remuneration to be paid to the auditors.

PRINCIPAL ACCOUNTING FIRM FEES

Ernst & Young LLP and its respective affiliates (collectively "Ernst & Young") are the auditors of the Corporation and its reporting issuer subsidiary Novicourt Inc.

From time to time, Ernst & Young also provides advisory and other non-audit services to the Corporation and its subsidiaries. The Audit Committee of the Board has considered whether the provision of such non-audit services is compatible with maintaining Ernst & Young's independence and is satisfied that it is.

Aggregate fees billed to the Corporation and its reporting issuer subsidiaries for the fiscal years ended December 31, 2003 and 2004 by Ernst & Young are set forth in the following table:

	Noranda ($) 2003/2004	*Reporting Issuer Subsidiaries ($) 2003/2004*	*Total ($) 2003/2004*
Audit fees	2,294,398/2,031,663	35,292/14,939	2,329,690/2,046,602
Audit-related fees	166,255/392,914	—/20,393	166,255/413,307
Tax fees	563,624/2,485,579	22,926/97,525	586,550/2,583,104
All other fees	3,111/—	—/—	3,111/—
Total	3,027,388/4,910,156	58,218/132,857	3,085,606/5,043,013

Fees for audit services include fees associated with the annual audit and fees associated with regulatory filings. Audit-related fees are for services provided by Ernst & Young that are reasonably related to its role as auditor, and consist principally of audits of employee benefit funds and advice on accounting standards and other specific transactions. Tax fees include tax compliance, tax advice and tax planning, including expatriate tax services. All other fees would principally include all other support and advisory services.

It is the Corporation's policy not to engage its auditors to provide services in connection with financial information systems design and implementation.

SPECIAL BUSINESS OF THE MEETING

1. CREATION OF JUNIOR PREFERENCE SHARES

On March 9, 2005 the Corporation announced that it intended to make the Preference Share Exchange Offer. In order to facilitate the Preference Share Exchange Offer, the Corporation proposes to create a new class of preference shares in the capital of the Corporation, issuable in series, to be designated as Junior Preference Shares (the "Junior Preference Shares") and create three series of shares pursuant to such new class to be designated the Series 1 Shares, the Series 2 Shares and the Series 3 Shares (the "Series 1 Shares", "Series 2 Shares" and "Series 3 Shares"). Pursuant to the Preference Share Exchange Offer, the Corporation is offering to repurchase approximately 63.4 million Common Shares in exchange for an aggregate of US$500 million Series 1 Shares, US$500 million Series 2 Shares and US$250 million Series 3 Shares on the basis of 0.3156 Series 1 Shares, 0.3156 Series 2 Shares and 0.1578 Series 3 Shares for each Common Share.

In order that the Junior Preference Shares rank junior to the Corporation's currently outstanding series of its existing class of preferred shares (the "Existing Preferred Shares") it is necessary to create the Junior Preference Shares as a separate class of shares in the capital of the Corporation. To create the class of Junior Preference Shares requires an amendment to the Corporation's articles which must be approved by a special resolution of the holders of Common Shares. Shareholders are being requested at the Meeting to consider and, if deemed advisable, pass, with or without variation, a special resolution (the "Junior Preference Share Resolution") authorizing and approving an amendment to the articles of the Corporation creating the new class of Junior Preference Shares. Attached at Schedule "B" are the proposed class terms for the Junior Preference Shares. The Board has authorized the creation of the Series 1 Shares, Series 2 Shares and Series 3 Shares, which will be created and issued pursuant to the Preference Share Exchange Offer if the creation of the Junior Preference Shares is approved.

If the Junior Preference Share Resolution is not approved or the Junior Preference Shares are not otherwise created prior to the completion of the Preference Share Exchange Offer, the Board has authorized the creation of three new series of the Existing Preferred Shares to be designated "Series J Shares", "Series K Shares" and "Series L Shares", which will have the same terms as the Series 1 Shares, Series 2 Shares and Series 3 Shares in all materials respects except that they will not, by their terms, rank junior to the currently outstanding series of Existing Preferred Shares and will contain a provision for the automatic conversion of the new series of Existing Preferred Shares upon the future creation of the Junior Preference Shares. If created, the Series J Shares, Series K Shares and Series L Shares will be subordinate to the other series of Existing Preferred Shares by way of contract to be contained in the letter of transmittal delivered in connection with Common Shares tendered under the Preference Share Exchange Offer.

The Board has determined that the proposed amendment to the articles to create the Junior Preference Shares is in the best interests of the Corporation and its shareholders. The Board recommends that shareholders vote in favour of the Junior Preference Share Resolution in this regard, the full text of which is set out in Schedule "A" to this Circular. In order to be effective, the resolution must be passed by the affirmative vote of at least two-thirds of the votes cast in respect of the Common Shares by holders present in person or by proxy at the Meeting with respect to the Junior Preference Share Resolution. **Unless specified in the enclosed form of proxy that Common Shares represented by the form of proxy shall be voted against this resolution, the persons designated in the enclosed form of proxy intend to vote "For" the Junior Preference Share Resolution.** Pursuant to the Lock-Up Agreement, Brascan, which directly and indirectly owns approximately 41.2% of the issued and outstanding Common Shares, has agreed to vote in favour of the Junior Preference Share Resolution.

Prior to or following the Meeting, and notwithstanding the approval by shareholders of the Junior Preference Share Resolution, the Board may, in its sole discretion, decide to not proceed with the creation of the Junior Preference Shares.

Registered Shareholders have the right to dissent in respect of the Junior Preference Share Resolution and to be paid the fair value of the Common Shares held, as fixed by a court, upon strict compliance with the provisions of applicable law. Failure by a dissenting Registered Shareholder to adhere strictly to the requirements of section 185 of the *Business Corporations Act* (Ontario) (the "OBCA") may result in the loss or unavailability of rights under that section. See "Right of Dissent" on page 16 for further information.

The Corporation can complete the Preference Share Exchange Offer without creating the Junior Preference Shares. The Corporation reserves the right to withdraw the Junior Preference Share Resolution and take such other action as it considers appropriate so as to not proceed with the proposal to amend the articles of the Corporation to create the Junior Preference Shares and instead proceed to issue new series of Existing Preferred Shares if the number of Common Shares tendered by holders of Common Shares that elect to dissent in respect of the Junior Preference Share Resolution exceeds a certain percentage of the outstanding Common Shares, which the Corporation currently anticipates to be 5%.

THE JUNIOR PREFERENCE SHARES

The following is a summary of certain provisions attaching to or affecting the Junior Preference Shares.

Certain Provisions of the Junior Preference Shares as a Class

Issuable in Series — The Junior Preference Shares may at any time or from time to time be issued in one or more series. The Board may by resolution fix the number of shares in, and determine the designation, rights, privileges, restrictions and conditions attaching to the shares of, each series of Junior Preference Shares.

Rank — The Junior Preference Shares rank junior to the Existing Preferred Shares, but are entitled to a preference over Common Shares and any other of the Corporation's shares ranking junior to the Junior Preference Shares, in the distribution of assets in the event of the Corporation's liquidation, dissolution or winding up or other distribution of the Corporation's assets among its shareholders for the purpose of winding up its affairs.

The Junior Preference Shares of each series rank in a parity with the Junior Preference Shares of every other series with respect to priority in the payment of dividends and in the distribution of assets in the event of the Corporation's liquidation, dissolution or winding up or other distribution of the Corporation's assets among its shareholders for the purpose of winding up its affairs.

Restrictions — As long as any of the Existing Preferred Shares are outstanding, the Corporation must not at any time, without the approval of the holders of each series of Existing Preferred Shares then outstanding, given in accordance with the terms of the Existing Preferred Shares declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Corporation) on the Junior Preference Shares or redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any series of Junior Preference Shares, if such action is prohibited by the terms of the Existing Preferred Shares or the terms of any series of Existing Preferred Shares that are then outstanding.

Liquidation, Dissolution or Winding-Up — In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Junior Preference Shares will be entitled to payment of an amount equal to the amount paid up on such shares in the case of any liquidation, dissolution, winding up or other distribution which is involuntary, and to payment of an amount equal to the amount paid up thereon plus the premium on redemption applicable at the date thereof, if any, if the same is voluntary, together in all cases with all unpaid dividends accrued thereon (which will for such purpose be treated as accruing up to the date of distribution), the whole before any amount is paid or any assets of the Corporation distributed to the holders of any Common Shares or shares of any other class ranking junior to the Junior Preference Shares but the whole subject to the rights of the holders of any other class of shares of the Corporation entitled to receive the assets of the Corporation upon such distribution in priority to or rateably with the holders of the Junior Preference Shares. Upon payment to the holders of the Junior Preference Shares of the amount so payable to them, they will not be entitled to share in any further distribution of assets of the Corporation.

Certain Provisions of the Proposed Initial Three Series of Junior Preference Shares

(A) ***Dividends***

Series 1 Shares — Holders of Series 1 Shares will be entitled to fixed cumulative preferred dividends if, as and when declared by the Board of US$1.50 per share per annum, payable quarterly on the last day of March, June, September and December of each year.

Series 2 Shares — Until June 30, 2010 holders of Series 2 Shares will be entitled to fixed cumulative preferred dividends if, as and when declared by the Board of US$1.5625 per share per annum, payable quarterly on the last day of March, June, September and December of each year. From June 30, 2010 until June 30, 2012, holders of the Series 2 Shares will be entitled to fixed cumulative preferred dividends if, as and when declared by the Board at a rate per annum equal to the greater of (i) 6.25%, and (ii) a rate equal to the seven year US treasury bond yield at the commencement of such subsequent fixed rate period plus 2.05%.

Series 3 Shares — Until June 30, 2010 holders of Series 3 Shares will be entitled to fixed cumulative preferred dividends if, as and when declared by the Board of US$1.625 per share per annum, payable quarterly on the last day of March, June, September and December of each year. From June 30, 2010 until June 30, 2012 and for each succeeding two-year subsequent fixed rate period, holders of the Series 3 Shares will be entitled to fixed cumulative preferred dividends if, as and when declared by the Board at a rate per annum equal to the greater of (i) 6.5%, and (ii) a rate equal to the ten year US treasury bond yield at the commencement of such subsequent fixed rate period plus 2.35%.

Payment of Dividends — The Corporation may pay the dividends on the Junior Preference Shares either in cash or, except in limited circumstances, in freely-tradable Common Shares (the number of shares determined by dividing the declared dividend amount by 95% of the US dollar equivalent of the volume weighted average trading price of the Common Shares on the Toronto Stock Exchange (the "TSX") for a period of 20 consecutive trading days ending on the fourth trading day prior to the specified payment date (the "Current Market Price"), less any tax required to be deducted and withheld).

Extraordinary Dividends — For so long as Junior Preference Shares having an aggregate issue price of at least US$300 million remain outstanding, the Corporation will not declare, pay or set apart for payment any Extraordinary Dividend without the prior approval of holders of not less than two-thirds of each series of Junior Preferred Shares present in person or by proxy at a duly called meeting of shareholders.

An "Extraordinary Dividend" will be (i) any dividend, other than a stock dividend paid wholly in Common Shares, declared or paid on the Common Shares that is, when taken together with the amount or value of all other dividends declared or paid in the 12 month period preceding the date of declaration of the dividend (the "measurement period"), more than 125% of the aggregate amount or value of the dividends declared or paid on the Common Shares, other than stock dividends paid wholly in Common Shares, during the 12 month period ended on the day prior to the measurement period (or, where there were no dividends paid in the 12 month period ended on the day prior to the measurement period, the period of 12 months ending on the date on which the Corporation last paid a dividend, other than a stock dividend paid wholly in Common Shares, on the Common Shares); or (ii) any dividend, other than a stock dividend paid wholly in Common Shares, declared or paid on the Common Shares that results in the Annual Dividend Rate exceeding a 10% compound annual growth rate, measured from and following the issue date. For this purpose, the "Annual Dividend Rate" is initially the aggregate amount or value of all dividends declared or paid on the Common Shares, other than stock dividends paid wholly in Common Shares, in the 12 month period immediately preceding the issue date and thereafter is the aggregate amount or value of all dividends declared or paid in any 12 month period immediately preceding the date of declaration of any other dividend on the Common Shares, together with the dividend then being declared; or (iii) any other "special dividend" on, or distribution with respect to, the Common Shares which is outside the normal operations or normal dividend procedures of the Corporation.

(B) ***Redemption***

Series 1 Shares — The Series 1 Shares will be redeemable, in cash, by the Corporation at any time on or before June 30, 2008 at US$25.25 per share plus all accrued and unpaid dividends up to but excluding the date fixed for redemption, and after that date at US$25.00 per share plus all accrued and unpaid dividends up to but excluding the date fixed for redemption. The Corporation would be required to redeem the Series 1 Shares on the date (the "Series 1 Final Redemption Date") that is five years plus one day from the date of issue of the Series 1 Shares at US$25.00 per share plus accrued and unpaid dividends. Any redemptions prior to June 30, 2009 would have to be made on a pro rata basis across all series of Junior Preference Shares then outstanding.

Series 2 Shares — The Series 2 Shares will be redeemable, in cash, by the Corporation at any time on or before June 30, 2010 at US$25.25 per share plus all accrued and unpaid dividends up to but excluding the date fixed for redemption, and after that date at US$25.00 per share plus all accrued and unpaid dividends up to but excluding the date fixed for redemption. The Corporation would be required to redeem the Series 2 Shares on June 30, 2012 (the "Series 2 Final Redemption Date") at US$25.00 per share plus accrued and unpaid dividends. Any redemptions of Series 2 Shares prior to June 30, 2011 must be made, subject to the immediately following sentences, on a pro rata basis with all other Shares then outstanding. From June 30, 2010 to June 29, 2012, no Series 2 Shares may be redeemed until all the Series 1 Shares have been redeemed. Following June 30, 2012, any redemption of the Series 2 Shares must be made on a pro rata basis with any Series 1 Shares then outstanding.

Series 3 Shares — The Series 3 Shares will be redeemable, in cash, by the Corporation at any time on or before June 30, 2013 at US$25.25 per share plus all accrued and unpaid dividends up to but excluding the date fixed for redemption, and after that date at US$25.00 per share plus all accrued and unpaid dividends up to but excluding the date fixed for redemption. The Corporation would be required to redeem the Series 3 Shares on June 30, 2015 (the "Series 3 Final Redemption Date") at US$25.00 per share plus accrued and unpaid dividends. Any redemptions of Series 3 Shares prior to June 30, 2012 must be made, subject to the immediately following sentences, on a pro rata basis with all other Shares then outstanding. From June 30, 3012 to June 29, 2015, no Series 3 Shares may be redeemed until all Series 2 Shares have been redeemed. Following June 30, 2015, any redemption of the Series 3 Shares must be made on a pro rata basis with any Series 1 Shares and Series 2 Shares outstanding.

(C) ***Conversion on Final Redemption Date***

The Corporation will be entitled, at its option, in lieu of redemption, to convert all or a part of the applicable series of Junior Preference Shares on the Series 1 Final Redemption Date, the Series 2 Final Redemption Date or the Series 3 Final Redemption Date (as applicable) into freely tradable Common Shares provided no Change of Control Event (as defined below) has occurred, no Extraordinary Dividend has been paid and certain other events have not occurred. The number of Common Shares issued on such conversion would be determined by dividing US$25.00, together with all accrued and unpaid dividends up to but excluding the date fixed for conversion, by the greater of US$2.00 (as may be adjusted for stock splits and similar occurrences) and 90% of the U.S. dollar equivalent of the Current Market Price determined as at the date specified for conversion.

Change of Control — A "Change of Control Event", for the purposes of the Junior Preference Shares, means the occurrence of (i) the first date of public announcement (which, for purposes of this definition, will include, without limitation, a report filed pursuant to section 101 of the *Securities Act* (Ontario)) by the Corporation or a person of facts indicating that any person other than Brascan, any affiliate of Brascan or any party acting jointly or in concert with Brascan (collectively, a "Brascan Entity") beneficially owns 30% or more of the outstanding voting shares of the Corporation; (ii) the date of the commencement of, or first public announcement of the intent of any person (other than a Brascan Entity, the Corporation or any subsidiary of the Corporation) to commence a take-over bid to acquire 30% or more of the voting shares of the Corporation (other than by a Brascan Entity, the Corporation, or any subsidiary of the Corporation); or (iii) the date of the commencement of, or first public announcement of the intent of any person (other than a Brascan Entity) to commence, a transaction which would result in any person beneficially owning 30% or more of the voting shares of the Corporation (other than by a Brascan Entity, the Corporation or any subsidiary of Brascan or the Corporation).

(D) ***Retraction Rights***

Series 1 Shares — In the event of a Change of Control Event, the holders of the Series 1 Shares will be entitled to require the Corporation to redeem all of their Series 1 Shares for US$25.25 per share plus accrued and unpaid dividends up to but excluding the date fixed for redemption if redeemed on or before June 30, 2008 and if redeemed after such date for US$25.00 per share plus accrued and unpaid dividends up to but excluding the date fixed for redemption.

Series 2 Shares — In the event of a Change of Control Event, the holders of the Series 2 Shares will be entitled to require the Corporation to redeem all of their Series 2 Shares for US$25.25 per share plus accrued and unpaid dividends up to but excluding the date fixed for redemption if redeemed on or before June 30, 2010 and for US$25.00 per share plus accrued and unpaid dividends up to but excluding the date fixed for redemption if redeemed after June 30, 2010.

Series 3 Shares — In the event of a Change of Control Event, the holders of the Series 3 Shares will be entitled to require the Corporation to redeem all of their Series 3 Shares for US$25.25 per share plus accrued and unpaid dividends up to but excluding the date fixed for redemption if redeemed on or before June 30, 2013 and for US$25.00 per share plus accrued and unpaid dividends up to but excluding the date fixed for redemption if redeemed after June 30, 2013.

(E) ***Application of Net Proceeds***

From and after June 30, 2010, the Corporation must apply the full net proceeds from (i) the issuance of equity securities for cash (other than in certain limited circumstances) or (ii) the sale of any capital assets outside of the ordinary course of business with a sale price exceeding Cdn.$250 million, to the redemption of the Junior Preference Shares.

(F) ***Board Representation and Voting Rights***
Subject to the board representation right described below, the Junior Preference Shares are non-voting except as required by law, and in such circumstance the Junior Preference Shares will be entitled to one vote per share.

The Junior Preference Shares will be entitled, voting separately as a class from all other shares, to two representatives on the Board. If a Board Event occurs, then, for so long as such conditions persist, the Junior Preference Shares, voting separately as a class from all other shares, will be entitled to an additional three representatives on the Board.

"Board Event" means any one of the following events: (i) if four quarterly dividends on the Junior Preference Shares are in arrears, whether or not such dividends have been declared and whether or not there are any monies properly applicable to the payment of dividends; or (ii) if the Adjusted Net Worth for any fiscal quarter is less than US$2,500,000,000. "Adjusted Net Worth" means, as at the end of any fiscal quarter, the aggregate value of: (i) the outstanding share capital for all shares ranking junior to the Junior Preference Shares; (ii) without duplication, any surplus, whether contributed or capital; (iii) retained earnings; and (iv) consolidated non-controlling interest, all as set forth in the Corporation's consolidated balance sheet for such fiscal quarter filed in accordance with applicable securities laws.

(G) ***Tax on Share Dividends***
The Corporation will elect pursuant to subsection 191.2(1) of the Income Tax Act (Canada) (the "Tax Act"), to pay or cause payment of the tax under Part VI.1 of the Tax Act at a rate such that the corporate holders of Junior Preferred Shares will not be required to pay tax under Part IV.1 of the Tax Act on dividends received on such shares.

(H) ***Liquidation, Dissolution or Winding Up***
In the event of liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of a series of Junior Preference Shares will be entitled cash equal to the amount paid up on such shares where such event is involuntary, and cash equal to the amount paid up on such shares plus the premium on redemption, if any, if such event is voluntary, together in any case with all unpaid dividends accrued. All such amounts shall be paid to the holders of a series of Junior Preference Shares before any amount shall be paid or any assets of the Corporation distributed to the holders of any Common Shares or other shares of the Corporation ranking junior to the Junior Preference Shares. Holders of the Junior Preference Shares will not be entitled to any further distributions of assets of the Corporation.

2. CHANGE OF NAME TO NORANDAFALCONBRIDGE INC.

As part of the Falconbridge Offer the Corporation proposes to change its name to "NorandaFalconbridge Inc." The Corporation is seeking the approval of shareholders to effect this name change at the Meeting so that once the Corporation completes the transactions contemplated by the Falconbridge Offer it can give effect to the change of name of the Corporation without calling a further meeting of shareholders. Assuming the completion of those transactions, the Corporation believes that the proposed new name will better reflect the business and operations of the Corporation. If approved at the Meeting the name change will not be made effective immediately but rather will be given effect to if and when the Corporation has completed the transactions contemplated by the Falconbridge Offer.

Shareholders are being requested at the Meeting to consider and, if deemed advisable, pass, with or without variation, a special resolution authorizing and approving an amendment to the articles of the Corporation to change the name of the Corporation to "NorandaFalconbridge Inc." (the "Name Change Resolution").

The Board has determined that the proposed change of name is in the best interests of the Corporation and its shareholders. The Board recommends that shareholders vote in favour of the Name Change Resolution in this regard, the full text of which is set out in Schedule "C" to this Circular. In order to be effective, the Name Change Resolution must be passed by the affirmative vote of at least two-thirds of the votes cast in respect of the Common Shares by holders present in person or by proxy at the Meeting with respect to the Name Change Resolution. **Unless specified in the enclosed form of proxy that Common Shares represented by the form of proxy shall be voted against the Name Change Resolution, the persons designated in the enclosed form of proxy intend to vote "For" the Name Change Resolution.**

3. AMENDMENT TO THE STOCK OPTION PLAN

The Board, including the Corporation's unrelated directors, has approved, subject to approval by the holders of Common Shares and any necessary regulatory approval, an amendment to the Corporation's stock option plan (the "SOP"). This amendment would, upon approval by such shareholders, increase the maximum number of Common Shares issuable under the SOP from 13 million to 18 million. As at March 17, 2005, options to acquire an aggregate of 12,754,490 Common Shares had been granted under the SOP (representing approximately 4.3% of currently outstanding Common Shares) and options to acquire an aggregate of 7,882,387 Common Shares were outstanding (representing 2.65% of the outstanding Common Shares). For additional information with respect to the SOP, please refer to "Executive Compensation — Report on Executive Compensation — Long Term Incentives — Stock Option Plan".

The recruitment and retention of highly qualified management and other personnel is important to the success of the Corporation. The Corporation has a compensation program for its employees, including base salary, bonus or performance awards, pension and long-term incentives under compensation plans including the SOP, to attract and retain highly qualified personnel. That compensation program is designed to be competitive with compensation programs of companies in the markets in which the Corporation competes for personnel. As of the date of this Circular, the Corporation is entitled to issue up to 13 million Common Shares under the SOP. This represents approximately 4.4% of currently outstanding Common Shares, which the Corporation believes is significantly below the average level for companies in the markets in which the Corporation operates. The proposed amendment will increase the number of Common Shares reserved under the SOP to 18 million or approximately 6% of currently outstanding Common Shares (and approximately 5% of the outstanding Common Shares after giving effect to the transactions contemplated by the Preference Share Exchange Offer and the Falconbridge Offer). The Board is of the view that this level will provide it with the means to attract and retain key personnel.

In accordance with the rules of the TSX, the proposed amendment to the SOP must be approved by the affirmative vote of a majority of the votes cast in person or by proxy at the Meeting.

The Board has determined that the proposed amendment to the SOP in the best interests of the Corporation and its shareholders. The Board recommends that shareholders vote in favour of the resolution in this regard (the "SOP Resolution"), the full text of which is set out in Schedule "D" to this Circular. In order to be effective, the SOP Resolution must be passed by the affirmative vote of a majority of the votes cast in person or by proxy at the Meeting with respect to such resolution (excluding insiders of the Corporation and their associates to whom stock options may be issued under the SOP). **Unless specified in the enclosed form of proxy that Common Shares represented by the form of proxy shall be voted against the SOP Resolution, the persons designated in the enclosed form of proxy intend to vote "For" the SOP Resolution. The full text of the SOP, as amended subject to approval of the SOP Resolution, is set out in Schedule "E" to this Circular.**

4. SHAREHOLDER PROPOSALS

Attached to the Circular in Schedule "H" are shareholder proposals which have been submitted for consideration at the Meeting together with the response of the Board to each of the proposals. **Unless it is specified in a proxy that Common Shares represented thereby be voted for or withheld from voting in respect of the shareholder proposals, Common Shares represented by properly executed proxies in**

favour of the persons designated in the enclosed form of proxy will be voted against each of the shareholder proposals.

RIGHT OF DISSENT

Under the provisions of section 185 of the OBCA, a Registered Shareholder may dissent in respect of the Junior Preference Share Resolution. If the articles of the Corporation are amended to create the Junior Preference Shares, a Registered Shareholder who, in connection with the Junior Preference Share Resolution, has exercised the right of dissent pursuant to section 185 of the OBCA in strict compliance with the procedures set forth in the OBCA and who has not withdrawn the notice of the exercise of such rights as permitted by section 185 of the OBCA will be entitled to be paid the fair value of his or her Common Shares.

In the event that a Registered Shareholder fails to perfect or effectively withdraws that Registered Shareholder's claim under section 185 of the OBCA or forfeits that Registered Shareholder's right to make a claim under section 185 of the OBCA or his or her right as a Registered Shareholder are otherwise reinstated, such Shareholder will be deemed to not have dissented in respect of the Junior Preference Share Resolution.

The dissent right and dissent procedure provided by section 185 of the OBCA are summarized in Schedule "F" to this Circular and the text of section 185 of the OBCA is set out in Schedule "G" to this Circular. Registered Shareholders who wish to exercise dissent rights should seek legal advice, as failure to adhere strictly to the requirements set out in section 185 of the OBCA may result in the loss or unavailability of any right to dissent.

EXECUTIVE COMPENSATION

The option and share valuations in this Executive Compensation section of the Circular are as at March 4, 2005.

REPORT ON EXECUTIVE COMPENSATION

Members of the Human Resources Committee (the "HR Committee") are Jack L. Cockwell (Chair), J. Bruce Flatt, A. L. (Al) Flood, André Bérard and Robert J. Harding. No member of the HR Committee is an officer or employee of the Corporation or any of its subsidiaries.

The HR Committee is responsible for recommending to the Board the compensation of the senior officers of the Corporation and its wholly owned subsidiaries. The Board of Directors of each subsidiary of the Corporation which is itself a public company is responsible for the compensation of the senior officers employed by it.

Derek G. Pannell, the President and Chief Executive Officer (the "CEO") of the Corporation, makes recommendations to the HR Committee with respect to executive compensation philosophy and policy and with respect to the compensation paid to senior officers of the Corporation other than himself. Mr. Pannell is not present at HR Committee or Board meetings while his compensation is determined.

Through its total compensation program for executives, the Corporation aims to attract, retain and motivate top quality people at the executive level. Performance incentives that are tied directly to increases in shareholder value are essential components of the program.

As a general philosophy, the HR Committee believes that senior executive compensation should be driven primarily by performance relative to the established plans and strategy of the business. Information on the compensation practices of competitors is considered, but does not drive the philosophy or design of the Corporation's program. The HR Committee focuses on rewarding performance, and not on entitlement or excessive levels of employment security.

The Corporation's compensation policies are designed to motivate management to maximize the long-term value of the Corporation's assets and business operations and to provide an overall competitive compensation package with a high proportion weighted to variable compensation tied to the Corporation's performance for the most senior executives. In the case of the Corporation's CEO, this is achieved by maintaining a base salary and cash bonus award below the median base salary level in return for an opportunity to participate at a higher level in the growth in the value of the Common Shares.

Base Salaries

Base salaries for the Corporation's executives are reviewed annually to ensure that they reflect the contribution of each executive. The Corporation believes that base salaries should be based on the median level for comparable companies within the relevant industry, adjusted to reflect a higher weighting to variable compensation for the most senior executives.

Short-Term Incentives

The annual Variable Compensation Plan (the "VCP") generates cash incentives based on corporate, business unit and individual performance. Target awards, expressed as a percentage of salary, have been established for each eligible position. Corporate and business unit performance is determined on the basis of the Corporation's return on net assets ("RONA"). All of the Named Executive Officers participated in the Corporation's VCP in 2004.

Long-Term Incentives

Long-term incentives are intended to reward management based on increases in the value of Common Shares. The purpose of these arrangements is to achieve a commonality of interest between shareholders and management and to motivate executives to improve the Corporation's long-term financial success, measured in terms of enhanced shareholder wealth over the long term.

The Corporation's long-term incentives consist of the following:

(a) ***Stock Option Plan.*** The Board may from time to time in its discretion grant stock options to officers and other employees of the Corporation or of any subsidiary pursuant to the SOP. Under the SOP the Corporation grants options to purchase Common Shares at a fixed price, being the closing price of the Common Shares on the TSX on the last trading day immediately preceding the date of the grant. Generally, for the Named Executive Officers, options are granted annually in the range of two to three times base salary (determined by multiplying the number of Common Shares under option by the exercise price). The total number of options to be granted to any one participant (including an insider of the Corporation) under the SOP may not exceed 1% of the issued and outstanding Common Shares immediately after the grant of the option. The stock options granted under the SOP are also currently subject to vesting provisions as follows: 20% of the options will vest on the first anniversary following the date of grant, and a further 20% will vest on each of the four subsequent anniversary dates. An option is not assignable.

Under the SOP, the Board has the discretion to grant options having up to a 10-year term. All presently outstanding stock options have a 10-year term or will expire on the earlier of the following dates:

(i) 90 days from the date of early retirement, termination of employment (other than for cause, or as a result of the transfer of such participant's employment originally with any of the Corporation, a subsidiary of the Corporation, a joint venture entity in which the Corporation holds an interest, or any predecessor of the Corporation, to another entity within the foregoing group of entities with the consent or on the direction of the Corporation), death or permanent disability of the participant; and

(ii) three days from the date of termination of employment of the participant for cause;

provided, however, that in respect of any option which would expire pursuant to (i) or (ii) above, the Board may, in its discretion, extend the expiry date to a date not beyond the 10-year term.

The SOP does not permit the Corporation to transform a stock option granted under the SOP into a stock appreciation right involving an issuance of securities from treasury.

The Board, subject to stock exchange rules and shareholder approval, as applicable, may from time to time make, amend and repeal such provisions under the SOP as it may deem expedient for the purposes of carrying out the SOP. During the past year, the Board approved two amendments to the SOP to the effect that (i) outstanding options held by employees who transfer their services to a related, but non-controlled, entity (such as a joint venture) will continue under their terms without termination due to the technical change in the participant's employment status, and (ii) in accordance with ongoing Board policy, non-management directors will not be eligible for stock option grants. These amendments were provided to the TSX for its approval and are not subject to shareholder approval to be effective.

The following sets out information with respect to the SOP under which Common Shares are authorized for issuance as of the financial year ended December 31, 2004. The Corporation has no equity compensation plan which has not been approved by its security holders.

		Percentage of current issued and outstanding Common Shares
Number of Common Shares to be issued upon exercise of outstanding options, warrants and rights	7,415,969	2.5%
Weighted-average exercise price of outstanding options	$ 16.75	
Number of Common Shares remaining available for future issuance under the SOP (prior to proposed amendment)	230,510	0.8%

In connection with the stock options granted on or after February 10th, 2003, the Board established a policy requiring all Named Executive Officers to hold, for at least one year, the "net shares" of the Corporation received from the exercise of an option granted on or after February 10, 2003. For this purpose "net shares" means the number of Common Shares obtained through the exercise of such option, less the number of Common Shares required to be sold in order to make payment of (a) the exercise price of the option; and (b) any personal income taxes attributable to the gain on exercise of the option.

(b) ***Management Deferred Share Unit Plan (the "MDSUP").*** Under the MDSUP, senior officers designated by the HR Committee may, at their option, elect to receive all or a portion of their VCP awards in the form of deferred share units of the Corporation ("Units"). The VCP is converted to Units based on the closing price of the shares on the TSX on the last trading day immediately preceding the date of the award. The portion of the VCP award elected to be received in Units by the executive may, at the discretion of the HR Committee, be increased by a factor of up to two times for purposes of calculating the number of Units to be allocated under the MDSUP. Units are credited with dividend equivalents when dividends are paid on the Common Shares. The Units vest over a five-year period and participants are only allowed to redeem the Units upon cessation of employment through retirement, resignation, termination or death, after which time the Units will terminate unless redeemed by the last day of the first calendar year that commences after retirement, resignation, termination or death. The cash value of the Units when redeemed will be equivalent to the market value of an equivalent number of Common Shares at the time of cessation of employment with the Corporation.

Prior to August 2002, the Corporation also had a Management Share Purchase Plan ("SPP") that was intended to advance the interests of the Corporation and its subsidiaries by encouraging and enabling the acquisition of a larger share interest in the Corporation by key executives of the Corporation and its subsidiaries. The maximum term of any loans granted thereunder was ten years and the maximum number of Common Shares issuable thereunder was 10 million. Loans outstanding under the SPP at the time it was discontinued will be repaid in accordance with their original terms.

Other Components

The other components of the total executive compensation program are the Pension Plans, the Benefits Plan, the Executive Perquisite Program and the Employee Share Savings Plan (the "ESSP").

Each element of the executive compensation program is intended to fulfill a different goal. The HR Committee places the greatest emphasis for the Named Executive Officers on the short-term and long-term incentive programs which are designed to link their interests with those of the Corporation's shareholders, and a lesser emphasis on pension, other benefits and perquisites.

Compensation of the Chief Executive Officer

Mr. Pannell was appointed President and Chief Executive Officer of the Corporation effective June 1, 2002. In 2004 Mr. Pannell's annual salary was $436,000, consistent with the HR Committee's belief of maintaining base salary and incentive payments for the Chief Executive Officer below the median level of the marketplace in return for the opportunity to participate at a higher level in the growth in the value of the Common Shares.

Mr. Pannell participates in the Corporation's VCP at a target award percentage of 60% of base salary established by the HR Committee. The performance measures used to determine the annual variable compensation payment, and the weighting attached to each measure, are:

20% based on the overall RONA results of the Corporation;

10% based on Economic Value Added; and,

30% based on attaining and exceeding established performance criteria, which include the following:

- Enhance financial performance of the Corporation against specific short and longer term objectives; meet and exceed planned earnings, bringing increased value to shareholders and other stakeholders;
- Provide strong leadership and direction to the Corporation, its various global business units and subsidiary companies;
- Create opportunities for profitable growth and value creation; ensure judicious project/joint venture selection and disciplined implementation;
- Ensure continued strategic focus and commitment with respect to the environment, health and safety ("EHS") and continuous improvement in EHS performance;
- Ensure that effective succession plans are developed, implemented and managed to provide continuity of key positions across the Corporation and its subsidiaries; and
- Ensure continued high standards of corporate governance and responsible corporate performance in all communities and locations globally in which the Corporation operates.

Mr. Pannell was awarded a payout under the Corporation's 2004 VCP of $658,232. The HR Committee's assessment of Mr. Pannell's performance included the following:

- Strong financial performance of the Corporation, generating US$1.2 billion in operating cash flow and lowering the net debt-to-capitalization ratio from 43% to 35%;
- Earnings of US$1.78 per share, before capital expenditures and financing;
- Record US$51 million Six Sigma (a program providing effective quality control and process improvement) savings achieved;
- Increased profitability achieved in all business units;
- Strategic focus and commitment to EHS resulting in improvement and increased focus on programs and reporting;
- Continued disciplined focus on pipeline of attractive growth projects for copper, nickel and zinc businesses; key expansion projects completed on schedule and below budget;
- Reserves and resources added at Collahuasi, Nickel Rim South, Raglan, Brunswick, Fraser Morgan, Frieda River, El Morro, El Pachon and West Wall;
- Long life bauxite mine added to aluminum business;
- Effective succession planning and leadership development for key positions across the Corporation and subsidiaries; programs extended down through the organization to ensure continued focus on strong organizational performance and management.

In February 2005, Mr. Pannell was granted 10-year options under the SOP to purchase 67,500 Common Shares at an exercise price of $21.66 per share. In February 2004, Mr. Pannell was granted 10-year options under the SOP to purchase 70,000 Common Shares at an exercise price of $20.37 per share. Mr. Pannell also has loans under the Noranda Executive Loan program which was discontinued in 2002. These loans are secured by Common Shares and securities of Partners and its publicly-traded associated companies. (See "Table of Indebtedness of Directors, Executive Officers and Senior Officers under Securities Purchase Programs".)

SUMMARY COMPENSATION OF NAMED EXECUTIVE OFFICERS

The following table sets forth all compensation paid or payable for services rendered during the financial years ended December 31, 2004, 2003 and 2002, in respect of the President and CEO, the Executive Vice President and CFO, and the three other most highly compensated individuals performing a policy-making function in respect of the Corporation (collectively, the "Named Executive Officers").

		Annual Compensation			*Long-Term Compensation*			
Name and Principal Position	*Year*	*Salary ($)*	*VCP Award ($)*	*Other Annual Compensation ($)*	*Securities Under Options Granted (#)*	*Shares or Units Subject to Resale Restrictions ($)*	*Management Deferred Share Units (#)*	*All Other Compensation ($)*
Derek Pannell President & Chief Executive Officer	2004 2003 2002	436,000 425,000 400,000	658,232 360,000 150,000	31,990 33,053 —	67,500 70,000 130,000	— — —	— — —	11,938 8,622 6,457
Steven Douglas Executive Vice-President & Chief Financial Officer	2004 2003 2002	340,000 325,000 —	467,920 — —	22,800 86 —	44,000 45,000 150,000	— — —	— — —	13,750 1,250 —
Fernando Porcile President, Copper South America Business Unit	2004	US337,939	US274,763	US14,607	18,000 12,500 FL	—	—	2,501
	2003	US288,979	US167,040	17,551	14,000 9,000 FL	—	—	—
	2002	US275,000	US30,000	—	18,500 17,500 FL 10,225	—	—	—
William Brooks President & Chief Executive Officer Noranda Aluminum, Inc.	2004 2003 2002	US345,000 US336,000 US330,000	US293,250 US53,760 US25,000	US30,163 US54,470 US22,617	31,000 28,000 37,500	— — —	— — —	US33,860 US6,000 US5,500
Peter Kukielski Chief Operating Officer	2004	375,000	304,875	32,239	24,500 17,500 FL	—	—	5,616
	2003	310,417	149,283	31,377	22,000 14,000 FL	—	5,496 3,659 FL	5,369
	2002	270,000	48,000	—	118,000 42,500 FL 38,000		—	—

Notes:

Currency

All compensation payments noted, including base salary, variable compensation and all other compensation, are payable in Canadian dollars for Messrs. Pannell, Douglas and Kukielski. All compensation payments for Mr. Brooks are in US dollars. All compensation payments for Mr. Porcile are in Chilean Pesos converted from US dollars at the conversion rate at the time of payment.

Annual Compensation

Mr. Douglas was appointed Executive Vice-President and Chief Financial Officer of the Corporation effective November 11, 2003. His annualized salary is the compensation reflected for 2003.

VCP Award

For Messrs. Porcile and Brooks, this amount includes a payment under the VCP of US$202,763 and US$207,000, respectively, as well as the payment of performance bonuses in December 2004 of US$72,000 and US$86,250, respectively. For Messrs. Pannell, Douglas and Kukielski, the amount is their payment under the VCP. See section on Employment Retention Agreements.

Other Annual Compensation

For all of the Named Executive Officers, except Mr. Porcile, the amounts include an executive perquisite allowance, car benefit and executive medical benefit. The value of perquisites and other personal benefits for each Named Executive Officer does not exceed the lesser of $50,000 and 10% of the total of his annual salary and bonus, with the exception of Mr. Brooks. Mr. Porcile's amount includes a car benefit, life insurance benefit and health benefit.

Securities Under Options Granted

For all five Named Executive Officers, the options grants on the above table reflect options granted in February 2005 in respect of the 2004 fiscal period, 2004 in respect of the 2003 period and 2003 in respect of the 2002 period. In addition, Mr. Douglas was granted options to purchase 150,000 Common Shares at $18.00 in December 2003 in respect of his appointment as Executive Vice-President and Chief Financial Officer of the Corporation effective November 11, 2003.

The Options granted for Messrs. Porcile and Kukielski include options to purchase common shares of Falconbridge. The above and all references to Falconbridge options granted, exercised or valued throughout this Executive Compensation section are noted as FL.

Management Deferred Share Units

No units were granted in respect of the 2004 VCP award.

All Other Compensation

In the case of Messrs. Pannell and Kukielski, the amounts include the Corporation's contributions under the ESSP. These individuals participated in the ESSP on the same basis as all other participating employees. Under the ESSP, employees can contribute up to 5% of their salary towards the purchase of Common Shares, with the Corporation contributing cash to the extent of 30% of eligible contributions towards the purchase of additional Common Shares. For Mr. Pannell, the amount also includes an imputed interest benefit from his SPP loan and the dollar value of the difference between the price paid for Common Shares with his SPP loan (at a 10% discount) and the average price of Common Shares on the TSX on the relevant date (see "Indebtedness of Directors and Senior Officers").

In the case of Mr. Brooks, the amounts approximate the above-market portion of interest credited in connection with a non-qualified deferred compensation plan in which he participates, as well as vested employer matching contributions under a defined contribution plan qualified under section 401(k) of the U.S. Internal Revenue Code maintained by the U.S. subsidiary, Noranda Aluminum, Inc.

In the case of Mr. Douglas, this amount represents the Corporation's contributions of $13,750 made into his Retirement Annuity Pension Plan-Defined Contribution account in 2004.

In the case of Mr. Porcile, this amount represents the Corporation's contributions of US$2,501 as the employer match to Mr. Porcile's voluntary contribution to the Defined Contribution Pension Plan introduced in the fall of 2004 for Chilean national staff employees.

SHARE OPTIONS

Options to purchase Common Shares are granted each year in the discretion of the Board to officers of the Corporation pursuant to the SOP described above. The options to purchase the specified number of Common Shares and, in the case of Messrs. Kukielski and Porcile, Falconbridge common shares, vest as follows: 20% on the first anniversary following the date of grant and a further 20% on each of the four subsequent anniversary dates. Messrs. Kukielski and Porcile were granted Falconbridge options in recognition of their dual management responsibilities for both the Corporation and Falconbridge.

The following table sets forth individual grants of stock options since January 1, 2004 to the Named Executive Officers.

OPTION GRANTS SINCE JANUARY 1, 2004

Name	*Securities Under Options Granted (#)*	*% of Total Options Granted to Employees in 2005/2004*	*Exercise or Base Price ($/Security)*	*Market Value of Securities Underlying Options on the Date of Grant ($/Security)*	*Grant/Expiration Date*
Derek Pannell	67,500	7.82	$21.66	$21,66	February 3, 2005/February 2, 2015
	70,000	8.13	$20.37	$20.37	February 10, 2004/February 9, 2014
Steven Douglas	44,000	5.10	$21.66	$21.66	February 3, 2005/February 2, 2015
	45,000	5.23	$20.37	$20.37	February 10, 2004/February 9, 2014
Fernando Porcile	18,000	2.09	$21.66	$21.66	February 3, 2005/February 2, 2015
	12,500 FL	2.89	$30.43	$30.43	February 1, 2005/January 31, 2015
	14,000	1.63	$20.37	$20.37	February 10, 2004/February 9, 2014
	9,000 FL	2.37	$30.60	$30.60	February 4, 2004/February 3, 2014
William Brooks	31,000	3.59	$21.66	$21.66	February 3, 2005/February 2, 2015
	28,000	3.25	$20.37	$20.37	February 10, 2004/February 9, 2014
Peter Kukielski	24,500	2.84	$21.66	$21.66	February 3, 2005/February 2, 2015
	17,000 FL	3.93	$30.43	$30.43	February 1, 2005/January 31, 2015
	22,000	2.56	$20.37	$20.37	February 10, 2004/February 9, 2014
	14,000 FL	3.68	$30.60	$30.60	February 4, 2004/February 3, 2014

The following table sets forth, on an aggregate basis, details of the exercise of stock options. Where a Named Executive Officer holds stock options in both the Corporation and Falconbridge, this is noted on two separate lines. All numbers for each Named Executive Officer include options granted up to and including March 4, 2005 and all numbers are as at March 4, 2005. The first line for all the Named Executive Officers represents the options granted by the Corporation. The second line represents Falconbridge options granted.

AGGREGATED OPTION EXERCISES DURING THE PERIOD COMMENCING JANUARY 1, 2004 AND ENDING MARCH 4, 2005 AND OPTION VALUES AS AT MARCH 4, 2005

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at March 4, 2005 (#) Exercisable/ Unexercisable	Value of Unexercised in-the-money Options at March 4, 2005 ($) Exercisable/ Unexercisable
Derek Pannell	0	0	497,350/241,500	$3,698,967/$1,278,335
Steven Douglas	0	0	39,000/200,000	$177,960/$775,640
Fernando Porcile	0	0	16,335/44,390 8,800 FL/30,200 FL	$120,651/$189,396 $151,066 FL/$331,914 FL
William Brooks	0	0	223,750/86,900	$1,441,001/$398,511
Peter Kukielski	0	0	62,000/140,500 14,800 FL/58,700 FL	$437,618/$756,937 $249,736 FL/$754,674 FL

Notes:

The "Aggregate Value Realized" is determined on the basis of market value at date of exercise.

An option is "in the money" at March 4, 2005 if the market price of the share on that date exceeds the exercise price of the option. The value of unexercised options at March 4, 2005 is equal to the difference between the market price of the shares at March 4, 2005 and the exercise price of the options. The market prices for Common Shares of the Corporation and Falconbridge are the closing prices on the TSX on March 4, 2005, $23.11 and $36.67 respectively.

MANAGEMENT DEFERRED SHARE UNIT PLAN

There were no Units allocated in respect of 2004. Total liabilities under the Noranda Management Deferred Share Unit Plan, including the Named Executive Officers, are 44,273 Units with a total unit value, as at March 4, 2005 of $1,023,149 based on the March 4, 2005 closing price of $23.11.

PENSION AND RETIREMENT ARRANGEMENTS

The estimated annual pensions, accrued obligations and service costs under the Corporation's pension plans are estimates based on current assumptions and represent contractual arrangements that may change over time. Amounts shown include pension benefits under both registered and supplemental retirement plans of the Corporation. Each Named Executive Officer is fully vested in respect of his pension benefits accrued to date.

Retirement Annuity Pension Plan for Canadian Salaried Employees

The Retirement Annuity Pension Plan — Noranda Group ("RAP") for Canadian salaried employees provides comprehensive coverage on a defined benefit basis ("RAP–DB"). The formula (1.75%) contains a partial offset for the Canada Pension Plan benefit and the survivor benefit is a lifetime pension with a guarantee period of five years. In order to provide a survivor benefit of 66⅔% of the basic pension, the amount shown on the following table would have to be reduced.

In October 2001, the Board approved an amendment to the RAP to add a defined contribution option ("RAP–DC") effective January 1, 2002. In 2002, the Named Executive Officers, with the exception of Messrs. Brooks, Porcile and Douglas who were not participants in the RAP, were given a one-time choice to either remain in the RAP-DB or elect to participate in the RAP-DC.

Messrs. Pannell and Kukielski elected to continue participating in the RAP-DB for Canadian salaried employees. The following table shows the total annual retirement benefits payable under such retirement plan to participants at the specified remuneration levels and years of credited service categories assuming retirement at age 65.

The amounts shown are payable for life and guaranteed for five years. The RAP-DB formula contains a partial offset for the Canada Pension Plan benefit. The amounts shown are after adjustment for the estimated offset. The Corporation requires a pensioner to choose a joint and survivorship pension wherein the member's surviving spouse will be entitled to a pension of not less than 66⅔% of the member's pension unless the spouse waives this condition. The conversion from the amounts shown in the table to this option is dependent on the age of the spouse at the member's retirement and on interest rates at that time.

PENSION PLAN TABLE (CANADIAN SALARIED EMPLOYEES)

Annual Remuneration ($)[1]	*Retirement Benefits by Years of Credited Service ($)*								
	5 yrs.	*10 yrs.*	*15 yrs.*	*20 yrs.*	*25 yrs.*	*30 yrs.*	*35 yrs.*	*40 yrs.*	*45 yrs.*
250,000	21,200	42,400	63,600	84,800	106,000	127,200	148,400	170,275	192,150
275,000 and above[2]	23,375	46,775	70,150	93,550	116,925	140,325	163,700	187,775	211,825

Notes:

(1) *Pensionable earnings are calculated on the basis of the average of the best 60 months of base pay and bonus prior to retirement. Effective January 1, 2002, pensionable earnings includes base pay and earnings paid from the VCP that are set from time to time by the Board.*

(2) *To limit the Corporation's retirement benefit liability, an annual remuneration level of $275,000 has been established as the maximum average remuneration eligible for pension calculations effective January 1, 2002.*

For purposes of computing the total retirement benefit of the participating Named Executive Officers, estimated years of credited service at normal retirement age (65) are 42 years for Mr. Pannell and 20 years for Mr. Kukielski.

Mr. Pannell is entitled to a supplementary pension payable at normal retirement age, on a joint and survivor basis, of $155,000 reduced by the actuarial equivalent of the appreciation in value of Noranda share plan participations granted to him.

The 2004 current service costs and 2004 year-end total accounting liabilities are shown below, for each of Messrs. Pannell, Kukielski and Brooks. These amounts include pension benefits under both registered and supplemental retirement plans of the Corporation. Each Executive Officer is fully vested in respect of their pension benefits accrued to-date.

Service cost represents the actuarial value of the projected pension earned in the current year. The value has been determined using the same actuarial methods and assumptions as those used to determine the December 31, 2003 year-end pension obligation disclosed in the financial statements in the 2003 Noranda Annual Report. Accrued liabilities represent the actuarial value of the projected pension for service to the valuation date. The values have been determined using the same actuarial methods and assumptions as those used to determine the December 31, 2004 year-end pension obligation as disclosed in the 2004 Noranda Annual Report.

Since the actuarial methods and assumptions used to determine the estimated amounts will not be identical to the methods used by other companies, the figures may not be directly comparable across companies.

	2004 Current Service Cost	*2004 Year-end Liability*
Derek Pannell	$42,000	$1,641,000
Peter Kukielski	$18,000	$65,000

Mr. Douglas participates in the basic RAP–DC and does not make any voluntary contributions. Contributions in 2004 by the Corporation to his account were $13,750.

Retirement Plan for US Salaried Employees

Mr. Brooks participates in the defined benefit retirement plan for US salaried employees. The following table shows the total annual retirement benefits payable under such retirement plan to participants in the specified compensation and years of credited service categories assuming retirement at age 65. The US Dollar amounts shown are payable for life and guaranteed for five years. The US Pension Plan formula contains a partial offset for the US Social Security benefit. The amounts shown are after adjustment for the estimated offset.

PENSION PLAN TABLE (US SALARIED EMPLOYEES)

Annual Remuneration (US$)[1]	Retirement Benefits by Years of Credited Service ($)				
	15 yrs.	20 yrs.	25 yrs.	30 yrs.	35 yrs.
300,000	76,500	102,000	127,500	153,000	178,500
400,000	102,800	137,000	171,300	205,500	239,800

Note:

(1) *Remuneration for the purposes of such pension plan includes base salary, bonus and profit sharing. Remuneration is calculated on the basis of the average of the five calendar years immediately preceding and including the year of termination.*

For purposes of computing the total retirement benefit for Mr. Brooks, estimated years of credited service at normal retirement age (65) are 25 years.

	2004 Current Service Cost	2004 Year-end Liability
William Brooks	US$51,764	US$1,130,400

Other Pension

Mr. Porcile participates in the Chilean national pension scheme which requires Chilean national employees to make prescribed personal contributions into a strictly regulated personal retirement investment fund. In 2004, the Board approved a company-sponsored supplemental plan for Chilean national staff employees in which employees can contribute up to 10% of their base salary and the Corporation will match 100% up to a maximum of 3% of base salary. Mr. Porcile participates in this supplemental plan on the same basis as other Chilean based employees and contributes 3% in voluntary contributions, which are matched 3% by the Corporation.

Employment Performance and Retention Arrangements

In August 2004, in light of the Corporation's announced intention to review various means of maximizing shareholder value and the need to retain the services of certain key executives to ensure the continued efficient leadership of the organization during that period, the Corporation set aside US$10 million to be paid to management as performance bonuses ("Performance Bonuses") for key executives who remain with the Corporation and contribute throughout this process.

Once the process is completed, and at the discretion of the Board, the Performance Bonuses will be payable to certain senior executives including the Named Executive Officers. A number of the other senior executives, including Messrs. Porcile and Brooks were paid a portion of the Performance Bonus in December 2004. This amount equaled 25% of base salary as noted on the Summary Compensation Table. For these executives the Performance Bonus will include this amount and in total result in an amount of between 30% and 90% of base salary being paid when the process is completed.

The Corporation also entered into employee agreements ("Employee Agreements") with each of Messrs. Pannell, Douglas and Kukielski. The Employee Agreements provide for severance arrangements equivalent to a lump sum payment of two years' base salary and bonus in the event of constructive dismissal as a result of a change in control of the Corporation. As well, the Corporation will continue benefits, to the extent it may do so legally and in compliance with the benefits plans in existence at the time, at a level substantially equivalent to those provided while the executive was employed for a period of two years. Where this is not possible, the Corporation will reimburse the senior officer for all reasonable expenses incurred to replace such benefits, as well as reimburse him, to a maximum of $15,000, for legal, financial, outplacement or other professional services incurred in connection with the cessation of his employment.

Common Shares held under the SPP will be released to the employee upon repayment of any outstanding loans. Options held under the SOP will vest in accordance with the terms determined under the SOP.

Other Employment Agreements

The Corporation has agreed to pay Mr. Porcile the equivalent of his annual base salary, in effect at such time as his employment may be terminated, until he reaches the age of 65 unless he voluntarily resigns or his employment is terminated for just cause. In the event Mr. Porcile continues to work for the Corporation after he reaches the age of 65, the Corporation will pay Mr. Porcile a severance amount of one month of base salary for each year and partial year worked from his initial start date as provided for by Chilean legislation, in the event his employment is terminated other than for just cause.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

As at December 31, 2004, the aggregate indebtedness (other than "routine indebtedness" under applicable Canadian securities laws) of all current and former officers, directors and employees of the Corporation or its subsidiaries to the Corporation or its subsidiaries entered into in connection with a purchase of securities was approximately $9,586,679. The largest aggregate amount of debt outstanding during the year ended December 31, 2004 was $9,586,679. This indebtedness represents loans made by the Corporation pursuant to the SPP as well as other loans ("Loans"), as described below.

In response to changing guidelines in the United States on executive loans, the Board discontinued the granting of any further loans under the SPP in June of 2002. Under the SPP, loans were made to key employees of the Corporation and its subsidiaries for the purchase of Common Shares at a 10% discount from a prescribed formula for determining market price. Such Common Shares were pledged as collateral security for the repayment of the loans. SPP loans bear interest equal to the cash dividends paid on Common Shares and are repayable within a period of ten years. Unless otherwise approved by the Board, a participant is only permitted to repay each loan to the extent of 20% per year on a cumulative basis.

Each Loan is evidenced by a promissory note of the respective executive officer and the designated securities are pledged as collateral security for the payment of the note. The Loans bear interest, payable on a quarterly basis, at a rate equal to the prime rate of a Canadian chartered bank.

The following table sets forth the names of the directors and officers of the Corporation to whom loans have been made, together with the largest amount outstanding during the fiscal year ended December 31, 2004, and the amount outstanding as at February 28, 2005.

TABLE OF INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS UNDER SECURITIES PURCHASE PROGRAMS

Name and Principal Position	*Involvement of Issuer or Subsidiary*[1],[3]	*Largest Amount Outstanding during Financial Year Ended December 31, 2004 ($)*	*Amount Outstanding as at March 4, 2005 ($)*
David Kerr Chairman	SPP Loan	3,134,430	nil[4]
Derek Pannell President and CEO	Loans SPP Loan	484,000 1,999,878	387,200 1,999,878
Aaron Regent[2] President and CEO, Falconbridge	Loans	2,968,353	2,500,000
Martin Schady Senior Vice-President, Corporate Development	SPP Loan	500,018	500,018

Notes:

(1) *The security for such indebtedness comprises Common Shares and securities of Partners and its publicly traded associated companies.*

(2) *Mr. Regent was the Corporation's Executive Vice-President and CFO until May 31, 2002. Effective June 1, 2002, he was appointed President and Chief Executive Officer of Falconbridge.*

(3) *Those noted as "Loans" are interest-bearing, secured loans advanced by the Corporation to the relevant executive at the time of his appointment as a senior officer of the Corporation for the purposes of acquiring securities of Partners.*

(4) *As of March 21, 2005.*

COMPENSATION OF DIRECTORS

Directors (other than directors who are employees of the Corporation) are compensated for their services as directors through an annual retainer fee payable quarterly. The annual retainer paid to each such director by the Corporation is $55,000. An additional annual retainer fee of $5,000 is paid to each of the Independent Board Leader and the Chair of the Audit Committee. For supplemental services provided in 2004, each member of the Independent Directors' Committee, a special purpose committee appointed to the Board (see "Committees of the Board"), received a fee of $25,000, with the Chair of such Committee receiving a further $5,000 fee. No additional fees are paid to directors in relation to their membership on any Board Committee and no attendance fees are paid.

The retainer fees otherwise payable by the Corporation to Messrs. Cockwell, Flatt, Harding and Myhal during 2004 were paid to Brascan.

The Corporation maintains a deferred share unit plan for non-employee directors ("DSUPD") to enhance the Corporation's ability to attract and retain high quality individuals to serve as members of the Board and to promote a greater alignment of interests between non-employee members of the Board and the shareholders of the Corporation. Under the DSUPD, as amended in 2003, the annual director retainer fee for non-employee directors (the "Eligible Directors") is paid entirely in deferred share units, subject to the right of a director, at his or her option elected on a yearly basis, to receive (a) up to 50% of such fees in cash; or (b) up to 100% of such fees in cash if the director holds deferred share units and Common Shares with an aggregate cost or value of at least $275,000 (five times the annual retainer). Fees payable in the form of deferred share units are credited to an account maintained for the Eligible Director on the books of the Corporation as of the third business day following release of the Corporation's quarterly or annual results (the "Valuation Date"). The number of deferred share units (including fractions thereof) to be credited as of the Valuation Date is determined by dividing the amount of the fees to be deferred by the closing price of the Common Shares as reported on the TSX as of the Valuation Date. Deferred share units are credited with dividend equivalents when dividends are paid on the Corporation's Common Shares. An Eligible Director will receive a payment in cash or Common

Shares on the fourth business day following the next release of the Corporation's quarterly results immediately following his or her termination of service on the Board.

The Board has determined as a matter of policy, and it is provided in the SOP, that non-management directors are not granted stock options under the SOP.

Directors are also reimbursed for travel and other out-of-pocket expenses incurred in attending Board and Board Committee meetings.

CHAIRMAN OF THE BOARD

Mr. Kerr, as Chairman of the Board of the Corporation, received compensation in respect of the year ended December 31, 2004 comprising a salary of $325,000, a VCP award of $150,000, an executive perquisite allowance, car benefit and executive medical benefit totaling $31,077, and a contribution of $7,125 towards the purchase of Common Shares under the ESSP. In addition, Mr. Kerr was granted 49,000 stock options at an exercise price of $21.66 on February 3, 2005 pursuant to the SOP.

PERFORMANCE GRAPH

The following graph compares the yearly percentage change in the cumulative total shareholder return over the last five fiscal years on the Corporation's Common Shares with the cumulative total return of the S&P/TSX Composite Total Return Index and the S&P/TSX Canadian Diversified Metals and Mining Total Return Index:



FIVE-YEAR CUMULATIVE TOTAL RETURN ON $100 INVESTMENT
December 31, 1999 – December 31, 2004
225
200
175
150
125
100
75
50
1999
2000
2001
2002
2003
2004

	1999	2000	2001	2002	2003	2004
Noranda Inc.	100.0	81.1	85.5	85.0	128.8	134.9
S&P/TSX Composite Total Return Index	100.0	107.4	93.9	82.2	104.2	119.3
S&P/TSX Cdn. Diversified Metals & Mining Total Return Index	100.0	86.2	94.0	103.3	180.7	208.0

Notes:

(1) *Assumes dividends were re-invested on the ex-dividend date.*

(2) *The TSE Mining and Metals Index, phased out by the TSX in 2003, was used as a comparison in the Corporation's previous management information circulars. Source: TSX Market Data Services*

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board believes that effective corporate governance contributes to improved corporate performance and enhanced shareholder value. The Board regularly assesses the Corporation's governance systems to fulfill its commitment to ongoing effective corporate governance.

In 1995, the TSX issued guidelines for effective corporate governance (the "TSX Guidelines"), and subsequently amended the guidelines with a view to further improving listed company compliance and corporate governance. In late 2004, the Canadian Securities Administrators ("CSA") published proposed National Policy 58-201 *Corporate Governance Guidelines* and National Instrument 58-101 *Disclosure of Corporate Governance Practices* (collectively, the "CSA Guidelines"). At the same time, the TSX published for comment its proposal to replace its current corporate governance requirement under the TSX Guidelines with the requirement for issuers to instead disclose corporate governance practices in accordance with the CSA Guidelines.

On a review of the corporate governance best practices identified in the proposed CSA Guidelines, the Board of Directors believes that its existing practices, outlined below, are comprehensive and generally consistent with all of the indicated best practices. The Corporation's specific disclosure relative to these guidelines is set out in Schedule "I" to this Circular. The Board is also of the view that these policies and practices are consistent with the rules of the New York Stock Exchange ("NYSE") respecting corporate governance listing standards.

BOARD OF DIRECTORS

Mandate

The mandate of the Board, as prescribed by corporate statute, is to manage or supervise the management of the business and affairs of the Corporation and to act with a view to the best interests of the Corporation and all of its shareholders.

In fulfilling its mandate, the Board, among other matters, is responsible for:

- reviewing the Corporation's overall business strategies and its annual business plan
- reviewing the principal risks of the Corporation's business in order that these risks be monitored and maintained within acceptable limits and that appropriate systems are in place for management to continuously assess these risks
- reviewing major strategic initiatives to better align the Corporation's proposed actions with shareholders' objectives
- appointing the Chief Executive Officer ("CEO") and reviewing succession planning
- assessing management's performance against approved business plans and industry standards
- reviewing and approving the reports issued to shareholders, including annual and interim financial statements and management's discussion and analysis
- ensuring the effective operation of the Board
- safeguarding shareholders' equity interests through the optimum utilization of the Corporation's capital resources, including setting an appropriate dividend policy

Meetings

The Board meets quarterly to review, among other things, the performance of the Corporation on a consolidated basis and by business unit. Results are compared to and measured against previously established plans and performance in prior years. At these meetings, the Board also receives activity reports of the CEO, and various other reports covering pertinent issues, enabling the directors to oversee the management of the business and affairs of the Corporation. The Corporation's strategies and their implementation are discussed frequently at Board meetings.

The Board conducts one meeting annually devoted to reviewing and assessing the Corporation's Business Plan for the ensuing year and its overall strategic objectives, priorities, opportunities and risks. Management develops this Plan and at this meeting presents it for discussion, incorporates strategic input and obtains Board endorsement. This Plan establishes, among other things, a strategic backdrop for the consideration of capital allocation requests throughout the year, as well as benchmarks against which the Board measures the performance of management. At this meeting, management's views of key longer-term trends and global factors of significance are also considered.

Other meetings of the Board are called to deal with special matters as circumstances require.

In 2004, the Board met five times, including one strategy meeting, to review specific strategic initiatives. Five regular meetings and one strategy meeting are currently scheduled for 2005. Meeting frequency and agenda items may change depending upon the opportunities or risks faced by the Corporation. At each of these meetings, an *in camera* session was held without management present.

Composition and Size

Effective March 1, 2005, on the resignation of Frank J. McKenna as a director, the Board fixed the number of directors to serve on the Board at 13 directors (previously 14). Of the 13 directors comprising the Board, five have been nominated by the Corporation's principal shareholder, Brascan (Messrs. Cockwell, Eyton, Flatt, Harding and Myhal), and two have been drawn from past and current senior management (Messrs. Kerr and Pannell). The Board believes that the present composition leads to a constructive exchange of views in Board deliberations resulting in objective, well-balanced and informed discussion and decision making. If the Falconbridge Offer is completed then, as noted above, pursuant to the Support Agreement the Corporation has agreed to take such action to ensure that the Board will be comprised of 17 directors and take appropriate action in order that the persons so named in the Support Agreement are appointed or elected to the Board.

The Board has established criteria for the selection of directors, and the performance of the Board as a whole, in an effort to foster a diversity of viewpoints within the breadth of business and other relevant experience of the Board members.

The Board considers that a majority of the Board is independent as contemplated by the CSA Guidelines and under the NYSE standards. The following 11 of its 13 directors are independent: Alex G. Balogh, André Bérard, Jack L. Cockwell, V. Maureen Kempston Darkes, J. Trevor Eyton, J. Bruce Flatt, A.L. (Al) Flood, Norman R. Gish, Robert J. Harding, James W. McCutcheon and George E. Myhal. An "independent" director is a director who is independent of management and is free from any interest in and any business or other relationship with the Corporation which could reasonably be expected to interfere with the exercise of the director's judgment. The Board, in making the determination that the 11 independent directors meet the Corporation's standards for independent directors, also applies additional criteria set out in the Independent Director Qualification Standards which form part of the Corporate Governance Guidelines adopted by the Board and posted on the Corporation's website. These criteria are considered together with the examining for each director of a range of types of relationships, as applicable, such as legal, accounting, consulting, commercial, banking, charitable and familial relationships from both the perspective of the individual director and that of any organization with which he or she is associated. The two non-independent directors of the Corporation are Messrs. Kerr and Pannell.

Prior to June 1, 2002, Mr. Kerr had served as Chairman and Chief Executive Officer of the Corporation. Effective June 1, 2002, Mr. Pannell assumed the roles of President and Chief Executive Officer and Mr. Kerr assumed the role of Chairman.

Independent Board Leader

From September 1, 2001 to March 1, 2005, Mr. McKenna, the Chairman of the Governance Committee, served as "Independent Board Leader" in which role he had been responsible for the following functions:

- to chair an *in camera* session during each Board meeting without management present in order to give independent directors an opportunity to fully and frankly discuss issues and provide feedback, serving as a liaison amongst the directors and then between the Board and senior management

- to be available to receive from each director on an individual basis, from time to time, suggestions on how to enhance the Corporation's corporate governance practices, overall Board effectiveness and the contributions being made by individual directors
- should a perceived need arise, to be accessible to all directors to discuss issues of Board independence; and to call a Governance Committee meeting or a meeting of independent directors should that be requested or warranted in the circumstances.

Effective March 1, 2005, Mr. Flood was appointed Independent Board Leader.

Ethical Business Conduct

The Corporation has a Code of Ethics (the "Code"). All directors, officers and employees of the Corporation are expected to be familiar with the Code and to adhere to those principles and procedures set forth in the Code that apply to them.

The Board is ultimately responsible for the application of the Code to the affairs of the Corporation. Any person who becomes aware of any existing or potential violation of the Code is required to promptly notify his or her supervisor or the person designated for this purpose in the applicable business unit. As an alternative, the Ethics Hotline is available to all employees who wish to confidentially report activities which they feel are not consistent with the spirit and intent of the Code. Failure to report a breach of the Code is itself a violation of the Code.

Prior Approvals/Risk Management

In addition to those matters which must by law be approved by a company's board of directors, the Board has established capital investment approval processes, procedures and guidelines with respect to significant capital appropriation requests. The Board annually reviews the planned capital investments of the Corporation. In addition, all capital appropriation requests by the Corporation or its wholly-owned operations that exceed $10 million require specific prior Board approval. Other significant matters such as any material acquisition or disposition of assets also require prior Board approval.

The Board has charged management with identifying Noranda's principal business risks and to periodically review with the Audit Committee and the full Board its efforts to address and effectively manage them. To specifically address and oversee risk assessment, as well as disclosure controls and procedures generally, management has formed a Disclosure Committee whose core members comprise the Senior Vice-President, General Counsel (Chair); the Vice-President, Investor Relations, Communications & Public Affairs; the Senior Vice-President, Information Systems, Procurement, Logistics, Enterprise Risk Management and Facilities; and the Corporate Secretary. In addition to its frequent sessions to discuss disclosure matters and monitor compliance with the Corporation's Disclosure Policy, the Disclosure Committee meets at least quarterly to review and analyze the output of the Enterprise Risk Management Process of the Corporation, assessing it on a continuous basis for improvement opportunities. Pursuant to a risk management framework, presentations of risk issues are made by a member or members of the Disclosure Committee to the Audit Committee and to the Board as a whole, as required. In addition, specific risks relating to financial matters are regularly monitored by the Audit Committee and risks relating to environment, occupational health and safety matters are regularly monitored by the Environment, Health & Safety Committee. In connection with risk management, the Board has adopted treasury risk management policies covering specified significant market activities of the Corporation's Corporate Treasury and a commodity trading policy covering metal trading activities. Authorization levels and other parameters have been established, requiring prior Board approval for those transactions exceeding specified materiality thresholds considered by the Board to be appropriate. Other risk management tools include the Code, Environment, Safety & Health Policy, Corporate Disclosure Policy, and the delivery of an annual Insurance Report to the Audit Committee.

Board Activities
A work plan and schedule of business unit presentations for the upcoming year are prepared for the Board and each Committee. These are continuously updated to include additional items requested by any Board or Committee member. Other special agenda items are added on an as-needed basis to reflect the state of the Corporation's affairs and in light of opportunities or risks which it faces.

Board and Committee Effectiveness
An agenda and comprehensive material are distributed in advance of Board and Committee meetings to facilitate appropriate preparation and full participation in discussions and decisions. In addition, directors receive monthly written reports that highlight key financial metrics and information, and periodic oral or written updates from the CEO on matters of strategic significance.

The effectiveness of the Board as a whole is assessed annually, as are Noranda's corporate governance practices. Such assessments include consideration of the operation of the Board and its Committees; the adequacy of information provided to the directors; board structure; the directors' satisfaction with the process for setting the Corporation's strategy and for reviewing and assessing the performance of the Corporation against the Business Plan and the performance of the CEO; and the directors' views on the effectiveness of the Corporation's Board and Committee performance relative to other organizations. This assessment process provides an effective vehicle for the Board to consider its own performance and the contributions made by individual directors, to assess its ability to function independently of management, and to assemble and clearly communicate its expectations of management. In addition, directors are invited to propose modifications to improve the Board and Committee functions, and to enhance the Corporation's governance processes, at any time.

Appropriate steps are taken to enable new Board members to acquire a working understanding of the Corporation's businesses, its strategic and business objectives, and the challenges and risks being faced, in order that they be able to contribute quickly and effectively. Preparatory reading is provided and orientation meetings are arranged with senior executives. Management and operational personnel are readily accessible to all directors on an ongoing basis to provide information about their responsibilities and functional areas, and to answer questions. In addition, a Handbook containing information of relevance to directors is distributed annually.

Directors, when elected, serve until the next annual meeting of shareholders of the Corporation or until their successors are duly elected or appointed.

COMMITTEES OF THE BOARD
Committees of the Board are an integral part of the Corporation's governance structure. There are four permanent standing Committees, established to devote the necessary expertise and resources to particular areas, and to enhance the quality of discussion at Board meetings. Following every Committee meeting, Committee chairs report to the Board on the activities of their respective Committees, facilitating effective Board discussion and decision-making by providing recommendations on matters within their respective mandates. Each Committee meeting includes an *in camera* session with no members of management present. The Committee mandates are contained in written Terms of Reference periodically reviewed and approved by the Board, and summarized below. Committee participation provides directors with a meaningful opportunity to contribute effectively to Board and Committee deliberations and activities.

All Committees are composed entirely of independent directors.

In addition to the four permanent standing Committees, there may be occasions from time to time when the Board considers it appropriate to form a special Committee to consider a particular matter (see below).

Mr. Pannell, as CEO, is frequently invited to participate in Committee meetings in order to share relevant information and provide insight into strategic options and choices available to enhance Committee deliberations. Whenever a Committee considers it appropriate, particularly in connection with matters that affect him personally such as discussions relating to his performance and compensation, Mr. Pannell is directed to absent himself from the meeting.

Audit Committee

The Audit Committee assists the Board in fulfilling its responsibilities relating to the Corporation's corporate accounting and financial reporting practices. Responsibilities include:

- reviewing the quarterly and annual consolidated financial statements and management's discussion and analysis prior to their approval by the Board and release to the public
- reviewing accounting practices and policies and results of external audits and related matters
- assessing internal controls over the Corporation's accounting and financial reporting systems
- reviewing the terms of engagement and audit plans of the auditors and pre-approving non-audit services provided by the auditors
- examining the fees and expenses for audit services and recommending external auditors for appointment by shareholders
- reviewing periodic reports from the Treasurer which monitor currency and commodity exposures and activities under the Corporation's stated hedging policies
- establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, including procedures for the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

Currently, the members are André Bérard (Chair), James W. McCutcheon and Norman R. Gish. In addition to being independent directors as described above, all of the members are independent in relation to the principal shareholder of the Corporation, Brascan. Each of the members of the Audit Committee is financially literate. The Board has made the determination that at least one member of this Committee, Mr. Bérard, qualifies as an "audit committee financial expert" for the purposes of audit committee rules adopted by the U.S. Securities and Exchange Commission, and he has been designated as the person fulfilling this qualification on the Committee.

Report of the Audit Committee

During 2004 this Committee met six times. For a portion of each meeting, the Audit Committee met privately with the Corporation's external auditors to discuss and review specific issues as appropriate. The activities of the Audit Committee over the past year included the following:

- reviewing the quarterly interim financial statements of the Corporation and accompanying press releases for public announcement and filing with Canadian and U.S. regulatory authorities
- reviewing, and discussing with the external auditors, the status of various reclamation provisions made for potential liabilities and exposures
- reviewing and providing comments on the Corporation's 2003 annual information form prior to filing with Canadian and U.S. (Form 40-F) regulatory authorities
- reviewing measures taken by management for timely compliance with new continuous disclosure legislation that came into effect in 2004
- reviewing on a quarterly basis with the Senior Vice-President, Information Systems, Procurement, Logistics, Enterprise Risk Management and Facilities, the Corporation's ongoing assessment and management of principal business risks as well as the current status of disclosure controls and procedures
- reviewing applicable Canadian and U.S. corporate disclosure reporting and control processes, including Chief Executive Officer and Chief Financial Officer certification, and risk management systems within the corporate structure
- reviewing Audit Committee governance practices and amending its Terms of Reference to incorporate new regulatory requirements and independence standards
- reviewing the engagement letter with the external auditors and annual audit fees prior to approval by the Board, as well as pre-approving non-audit services and their cost prior to commencement both

directly and through pre-approval authority delegated by the Audit Committee to its past Chair, Mr. Flood.

The Audit Committee has reviewed and discussed with management and the external auditors the Consolidated Financial Statements of the Corporation as at December 31, 2004 and Management's Discussion and Analysis in the 2004 Annual Report. Based on that review and on the report of the external auditors of the Corporation, the Audit Committee recommended to the Board that such Financial Statements and Management's Discussion and Analysis be approved and filed with Canadian and U.S. regulatory authorities.

The Audit Committee has recommended to the Board that the shareholders of the Corporation be requested to reappoint Ernst & Young LLP, Chartered Accountants, as the external auditors for 2005.

A copy of the charter of the Audit Committee will be attached as an appendix to the Annual Information Form of the Corporation for the year ended December 31, 2004, which is available electronically at www.sedar.com. The Annual Information Form will also contain disclosure relating to the composition of the Audit Committee and the qualifications of each of its members.

Governance Committee

The Governance Committee oversees the operations of the Board in discharging its mandate and responsibilities. Responsibilities include:

- reporting annually to the Board on the effectiveness of the performance of the Board as a whole, including specifically reviewing areas in which the Board's effectiveness may be enhanced taking into account the suggestions of all directors
- reviewing the program of the Board for the upcoming year, and the methods and processes to be pursued in carrying out this program
- approving the engagement of any outside expert by a director at the expense of the Corporation when that is appropriate and necessary for the purpose of allowing that director to discharge his or her mandate and responsibility
- developing and revising from time to time for recommendation to the Board a set of Corporate Governance Guidelines applicable to the Corporation, and specifically reviewing and endorsing this Statement of Corporate Governance Practices
- considering the appropriate size and composition of the Board
- overseeing the evaluation of the Board
- establishing director selection criteria and identifying qualified individuals as potential Board members
- recommending individuals to be proposed for election or appointment as directors
- making recommendations relative to the composition of the various Committees.

This Committee met two times in 2004. Currently, the members are A.L. (Al) Flood (*Chair*) (Frank J. McKenna, past Chair), who also serves as Independent Board Leader, V. Maureen Kempston Darkes, Norman R. Gish, Robert J. Harding and James W. McCutcheon.

Environment, Health & Safety Committee

In furtherance of the Corporation's commitment to the management of environmental and occupational health and safety matters, the Environment, Health & Safety Committee's responsibilities include:

- reviewing the periodic reports to management on the operation of the Corporation's environmental and occupational health and safety management systems, and reporting any significant matters arising from these reports to the Board at its regular meetings
- reviewing the prompt reports to management on significant environmental and occupational health and safety incidents, and reporting to the Board on such incidents at its regular meetings
- responding to the Board with regard to specific issues raised by directors, officers, employees and the public concerning the Corporation's environmental and occupational health and safety matters

- considering and reporting to the Board at its regular meetings on any reports from management on environmental and occupational health and safety matters that may affect the Corporation's medium and long-term business strategies.

This Committee met three times in 2004. Currently, the members are Alex G. Balogh (*Chair*), J. Trevor Eyton, James W. McCutcheon and Robert J. Harding.

Human Resources Committee

The Human Resources Committee's responsibilities include:

- reviewing overall compensation plans, strategy, objectives and policies
- annually reviewing and assessing the CEO's performance against pre-agreed objectives, and reviewing performance assessments made of other senior executive officers
- recommending compensation of the CEO and senior management
- reviewing executive appointments
- ensuring that appropriate senior management succession plans are in place
- periodically considering and making recommendations in connection with the adequacy and form of directors' compensation
- periodically reviewing the Corporation's Stock Option Plan and other compensation based programs.

This Committee's mandate also includes the responsibility of assisting the Board fulfill its fiduciary responsibilities relating to the Corporation's pension plans. Such responsibilities include:

- reviewing the actuarial reports, assumptions and funding policy recommendations adopted by the Corporation's internal pension administration committee ("PAC")
- confirming all appointments to the PAC and considering the PAC's appointment of persons or firms to be engaged as the trustee, custodian, actuary, principal investment advisor and auditor
- reviewing the investment strategy, objectives and policies and the funding strategy relating to the pension plans
- considering the audited financial statements of the pension fund for each pension plan, as approved by the PAC
- reviewing periodic reports of the PAC concerning material aspects of the functioning and performance of, and compliance with regulations and approved strategies relating to, the pension plans
- reviewing significant amendments to the pension plans.

This Committee met four times in 2004. Currently, the members are Jack L. Cockwell (*Chair*), André Bérard, J. Bruce Flatt, A.L. (Al) Flood and Robert J. Harding.

Special Committee and Independent Committee

On February 12, 2004 Brascan, the owner of approximately 41% of the Common Shares, indicated to the Board that, although the Corporation had been a long standing investment, it no longer fit within the parameters of Brascan's stated business model. As Brascan and the Corporation had previously received a number of expressions of interest for the acquisition of Brascan's ownership interest in the Corporation, assets of the Corporation or the Corporation as a whole, and with the perceived continuing strength in base metals prices and a world-wide trend of consolidation in the base metals sector, the Board convened a meeting to consider the Corporation's strategic options.

On February 16, 2004, the Board established a special committee (the "Special Committee"), comprised of all directors except management directors, David W. Kerr and Derek G. Pannell. The mandate of the Special Committee was to consider the Corporation's strategic alternatives. CIBC World Markets was retained to provide financial advice to the Corporation and the Special Committee.

The Corporation also established an independent committee (the "Noranda Independent Committee"), comprised of A.L. Flood, Frank McKenna (until March 1, 2005), Maureen Kempston Darkes, James McCutcheon, Norman Gish and André Berard, all of whom are independent of management of Brascan and the Corporation. The mandate of the Noranda Independent Committee was to review matters where the interests of Brascan and the Corporation were divergent.

The Board determined to engage in discussions with several parties that had expressed interest in acquiring the Common Shares or assets of the Corporation as well as others who were considered by the Board to be potential strategic investors. The Corporation and Brascan agreed that the Corporation would establish a process for reviewing and considering a potential transaction. Brascan agreed that during that process, Brascan would not, without the Corporation's consent, sell its interest in the Corporation except in a transaction in which all shareholders of the Corporation could participate or in a public secondary distribution of the interest. The Corporation agreed to establish a data room and to make available information to selected prospective acquirors who signed confidentiality agreements.

On June 16, 2004, the Corporation announced that it had commenced a review of various means of maximizing shareholder value and that the Special Committee had been established to oversee a review of the expressions of interest that had been received. Over the course of June, July and August 2004, the Corporation and its advisors negotiated with a number of parties respecting their interest in acquiring the Corporation.

On September 24, 2004, the Corporation announced that it had entered into exclusive negotiations with China Minmetals Corporation ("Minmetals") concerning a preliminary non-binding proposal from Minmetals to acquire 100% of the Corporation. The preliminary proposal, which reflected a small premium to the trading level of the Common Shares at that time, was conditional on government approvals, successful completion of due diligence and negotiation of definitive agreements and financing arrangements. During the period from September 24 to November 16, 2004, negotiations and discussions took place between the Corporation, Brascan and Minmetals with the intention of proceeding to a definitive transaction. The period of exclusivity granted to Minmetals expired on November 6, 2004. On November 16, 2004, the Corporation announced that the period for exclusive discussions with Minmetals had expired and that discussions were continuing on a non-exclusive basis. In determining not to extend the period of exclusivity with Minmetals, the Special Committee took into account the time that had elapsed since exclusivity was granted, the positive environment for metal prices and the continued strong operational performance of the Corporation.

Subsequent to November 16, 2004, in addition to having discussions with other parties interested in acquiring the Corporation the Special Committee reviewed a number of alternative courses of action respecting a reorganization of the Corporation. During December 2004 and January 2005, management of the Corporation, the Corporation's advisors and Brascan exchanged ideas respecting a possible transaction which would reduce Brascan's interest in the Corporation and result in the merger of the Corporation and Falconbridge. Because of the potential separate interests of Brascan and management of the Corporation in respect of the possible transactions, the Noranda Independent Committee was asked to give separate consideration to the possible transactions. The Independent Committee retained independent legal counsel and received advice from the Corporation's financial advisors, CIBC World Markets. In January, February and early March 2005, the Noranda Independent Committee considered, with management of the Corporation and its financial and legal advisors, the terms of the Preference Share Exchange Offer, the Falconbridge Offer and in particular, the attributes of the Junior Preference Shares. Discussions were undertaken with Brascan as to the terms of the Junior Preference Shares and the basis upon which Brascan would agree to tender to the Preference Share Exchange Offer. As well, during this period, the Noranda Independent Committee considered, with Noranda management and its financial and legal advisors, the terms of the Falconbridge Offer and the basis upon which Falconbridge would agree to support the Falconbridge Offer.

On January 20, 2005, management of the Corporation was instructed by the Board to approach the Falconbridge board of directors with a view to securing its support for an offer by the Corporation to purchase the common shares of Falconbridge (the "Falconbridge Shares") not owned by the Corporation. The Falconbridge board of directors met on February 1, 2005 and mandated its independent committee (the "Falconbridge Independent Committee") comprised of Falconbridge directors independent of the Corporation, Brascan and Falconbridge management to consider the basis upon which it might support an offer by the Corporation for the Falconbridge Shares not owned by the Corporation. The Falconbridge Independent Committee retained independent legal and financial advisors.

The Falconbridge Independent Committee met on a number of occasions and reviewed the terms of the proposed offer by the Corporation, negotiated certain aspects of the proposal, received a formal opinion as to the fair market value of Falconbridge Shares and the Common Shares issuable by the Corporation under the Falconbridge Offer from TD Securities Inc. ("TDSI"), financial advisors to the Falconbridge Independent Committee, and received TDSI's opinion as to the fairness from a financial point of view of the consideration to be received by minority Falconbridge shareholders under the Falconbridge Offer. Based upon the foregoing, among other considerations, the Falconbridge Independent Committee unanimously determined to recommend that the board of directors of Falconbridge recommend that holders of Falconbridge Shares tender to the Falconbridge Offer. On March 8, 2005, the Falconbridge board of directors (with representatives of Brascan, the Corporation and management of Falconbridge abstaining) resolved to do so.

On March 7, 2005, the Noranda Independent Committee resolved unanimously to recommend to the Board the Falconbridge Offer and the Preference Share Exchange Offer and the Board of Directors (with representatives of Brascan and Noranda management abstaining) resolved to proceed with the Falconbridge Offer and the Preference Share Exchange Offer, subject to Brascan agreeing to the Lock-Up Agreement and Falconbridge agreeing to the Support Agreement. On March 8, 2005, Brascan, the Corporation and Falconbridge management entered into the Lock-Up Agreement and the Corporation and Falconbridge entered into the Support Agreement.

Board and Committee Information

The information provided by management to directors is considered to be critical to their effectiveness. In addition to the reports presented to the Board and its committees at their regular and special meetings, the directors are also kept informed on a timely basis by management of corporate developments and key decisions taken by management in pursuing the Corporation's strategic plan and the attainment of its objectives. The directors periodically assess the quality, completeness and timeliness of information provided by management to the Board.

SUMMARY OF COMMITTEE MEMBERSHIP AND RECORD OF ATTENDANCE FOR 2004

During the year ended December 31, 2004, the Board of Directors and its committees held the following numbers of meetings:

Board of Directors	5
Audit Committee ("AC")	6
Governance Committee ("GC")	2
Environment, Health and Safety Committee ("EHSC")	3
Human Resources Committee ("HRC")	3
Total number of meetings held	19

Director	*Committee Memberships*	*Board Meetings Attended*	*Committee Meetings Attended*
Alex G. Balogh	EHSC (Chair)	5 of 5	3 of 3
André Bérard	AC, HRC	5 of 5	9 of 9
Jack L. Cockwell	HRC (Chair)	5 of 5	3 of 3
The Hon. J. Trevor Eyton	EHSC	5 of 5	3 of 3
J. Bruce Flatt	HRC	5 of 5	1 of 3
A.L. (Al) Flood	AC (Chair), HRC	5 of 5	9 of 9
Norman R. Gish	AC, GC	4 of 5	8 of 8
Robert J. Harding	EHSC, GC, HRC	4 of 5	6 of 8
V. Maureen Kempston Darkes	GC	4 of 5	2 of 2
David W. Kerr	N/A	5 of 5	N/A
James W. McCutcheon	EHSC, GC	5 of 5	4 of 5
The Hon. Frank J. McKenna	GC (Chair), AC	5 of 5	8 of 8
George E. Myhal	N/A	4 of 5	N/A
Derek G. Pannell	N/A	5 of 5	N/A

Although not appointed to any Board committee, Messrs. Pannell and Kerr generally attend all or part of each committee meeting as resource persons.

COMMUNICATION AND DISCLOSURE POLICIES

The Board approves the Corporation's annual consolidated financial statements; news releases involving the dissemination of quarterly financial information; quarterly reports to shareholders; and the content of Noranda's other significant disclosure documents. In addition to being available to all shareholders and the general public upon request, these and other prescribed documents are available on the Canadian regulatory-mandated electronic database known as "SEDAR" (the System for Electronic Document Analysis and Retrieval) at www.sedar.com. The Corporation has also established and maintains a corporate web site at www.noranda.com featuring, among other things, an investor relations section including past annual reports, press releases, and other supplemental information/presentations referred to below; as well as operational and environmental sections. The Corporation posts on its website the complete texts of its Code of Business Conduct and Ethics and Corporate Governance Guidelines and of the Terms of Reference for each of the Committees of the Board.

Senior officers of Noranda will make presentations and respond to shareholder enquiries at the Meeting to explain the Corporation's business results for the prior year and its business objectives and strategies for the future. They also meet periodically with institutional investors and mining industry analysts to facilitate their understanding of matters that have been publicly disclosed. Presentations at investor conferences are promptly made available on the Internet.

Following the dissemination of its financial results by way of news release, Noranda broadcasts its quarterly conference call over the Internet. This broadcast is accessible on a live and recorded basis via telephone and the Internet. Replay of the recorded calls is available for a week after the call while the webcast remains available for a one-year period. This initiative allows all investors, analysts, the news media and other interested individuals to simultaneously listen to senior management presentations on such matters and ask questions via the telephone or via the Internet. Electronic slide presentations are also posted on the Corporation's website after the issuance of a news release on quarterly or annual results, usually several hours prior to the conference call.

At other times, appropriate senior officers of the Corporation are available to provide information to and respond promptly to queries from shareholders, the news media and the general public. Site visits for investors and financial analysts are organized periodically to facilitate an understanding of operations by the financial community. No disclosure of competitive, non-public material information is permitted during these visits. One-on-one meetings also take place occasionally with designated senior management, with discussion being limited to publicly disclosed financial information and issues.

Telephone numbers are provided on the last page of the Corporation's 2004 Annual Report. Noranda has also established a toll-free line by which shareholders can directly contact the transfer agent and registrar for certain information.

The Corporation also has a Disclosure Policy which summarizes its policies and practices regarding disclosure of material information to investors, analysts and the media. The purpose of this policy is to ensure that the Corporation's communications with the investment community are timely, consistent and in compliance with all applicable securities legislation.

OTHER INFORMATION

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

The Corporation maintains directors' and officers' liability insurance coverage under a $25 million primary policy and two excess policies totaling $25 million (each held by Brascan). Each of the policies extends coverage to the Corporation, certain of its subsidiary and associated companies and certain other companies designated by Brascan, which share the combined annual policy limit of $50 million, subject to a corporate deductible of $1 million per loss for the Corporation (in each case, an "Insured Organization").

Generally, under this insurance coverage, an Insured Organization is reimbursed for indemnity payments made to directors or officers as required or permitted by law or under by-law indemnity provisions for losses, including legal costs, incurred by directors and officers in their capacity as such. This policy also provides coverage directly to individual directors and officers without any deductible if they are not indemnified by the Insured Organization. The insurance coverage for directors and officers has certain exclusions including, but not limited to, those acts determined to be deliberately fraudulent or dishonest or to have resulted in personal profit or advantage.

All policies were effective November 1, 2004 at a combined aggregate premium to the Corporation of $159,036, of which $110,653 was payable entirely by the Corporation and the balance was payable entirely by subsidiary and associated companies of the Corporation. Of the $110,653 payable directly by the Corporation, an estimated $39,718 was payable in respect of its directors as a group and $70,935 was payable in respect of its officers as a group. Each policy is for a period of one year with terms and premiums established on each renewal.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Noranda Aluminum Inc. ("Aluminum"), a wholly-owned subsidiary of the Corporation, entered into a power supply agreement with Brascan Energy Marketing Inc. ("BEMI"), a wholly-owned subsidiary of Brascan, on

June 1, 2003. Under the arrangement, BEMI is obliged to provide Aluminum's New Madrid primary aluminum smelter with up to 500 MWh of electricity annually for a two-year period commencing June 1, 2003 at rates with a variable component based on market prices.

Brascan Financial Corporation, a subsidiary of Brascan, has provided the Corporation with a committed credit facility in the principal amount of Cdn.$25 million which expires on January 31, 2006.

AVAILABILITY OF DISCLOSURE DOCUMENTS

The Corporation will provide to any person without charge, upon request to the Corporate Secretary of the Corporation at its registered office, BCE Place, 181 Bay Street, Suite 200, Toronto, Ontario M5J 2T3, one copy of:

(i) the latest Annual Information Form of the Corporation filed with the securities commissions or similar regulatory authorities in Canada, including Management's Discussion and Analysis of Financial Condition and Results of Operations and the comparative Consolidated Financial Statements for its most recently completed financial year and the Auditors' Report thereon;

(ii) this Circular; and

(iii) any unaudited interim reports to shareholders issued subsequent to such Consolidated Financial Statements.

OTHER BUSINESS

The Corporation knows of no other matter to come before the meeting other than the matters referred to in the accompanying Notice of Meeting.

DIRECTORS' APPROVAL

The contents and sending of this Circular have been approved by the directors of the Corporation.

DATED March 17, 2005.

STEPHEN K. YOUNG,
Corporate Secretary

SCHEDULE "A"

AMENDMENT TO ARTICLES TO CREATE THE JUNIOR PREFERENCE SHARES

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. The articles of the Corporation be amended to create a new class of preference shares in the capital of the Corporation issuable in series, to be designated the "Junior Preference Shares" in substantially the form attached as Schedule "B" to the management proxy circular of the Corporation dated March 17, 2005 (the "Circular").

2. Notwithstanding the passing of this special resolution by the shareholders of the Corporation, the board of directors of the Corporation, without further approval of the shareholders of the Corporation, may revoke this special resolution at any time prior to the completion of the transactions contemplated as part of the Preference Share Exchange Offer (as defined in the Circular).

3. Any officer or director of the Corporation is hereby authorized for and on behalf of the Corporation to do all such acts and things and to execute (whether under the corporate seal of the Corporation or otherwise) and deliver all such documents and instruments to take as such officer or director may determine to be necessary or advisable to complete and to implement this special resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such documents or instruments and the taking of any such actions.

SCHEDULE "B"

CLASS TERMS FOR THE JUNIOR PREFERENCE SHARES

The rights, privileges, restrictions and conditions attached to the Junior Preference Shares are as follows:

(a) **Series**: The Junior Preference Shares may at any time or from time to time be issued in one or more series. Subject to the following provisions, the board of directors of the Corporation may from time to time before the issue thereof fix the number of shares in, and determine the designation, rights, privileges, restrictions and conditions attaching to the shares of, each series of Junior Preference Shares.

(b) **Preference**: The Junior Preference Shares are entitled to priority over the common shares and all other shares ranking junior to the Junior Preference Shares with respect to the payment of dividends and the distribution of assets of the Corporation in the event of any liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs.

(c) **Idem**: The Junior Preference Shares will rank junior to the Preferred Shares with respect to priority in the payment of dividends and in the distribution of assets of the Corporation in the event of any liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs.

(d) **No Priority**: The Junior Preference Shares of each series will rank on a parity with the Junior Preference Shares of every other series with respect to priority in the payment of dividends and in the distribution of assets in the event of any liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs.

(e) **Restrictions**: As long as any of the Preferred Shares are outstanding, the Corporation will not at any time, without the approval of the holders of each series of Preferred Shares then outstanding, given in accordance with the terms of the Preferred Shares:

(i) declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Corporation) on the Junior Preference Shares;

(ii) redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any series of Junior Preference Shares,

if such action is prohibited by the terms of the Preferred Shares or the terms of any series of Preferred Shares that are then outstanding.

(f) **Participation upon Liquidation, Dissolution or Winding Up**: In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Junior Preference Shares will be entitled to payment of an amount equal to the amount paid up on such shares in the case of any liquidation, dissolution, winding up or other distribution which is involuntary, and to payment of an amount equal to the amount paid up thereon plus the premium on redemption applicable at the date thereof, if any, if the same is voluntary, together in all cases with all unpaid dividends accrued thereon (which will for such purpose be treated as accruing up to the date of distribution), the whole before any amount is paid or any assets of the Corporation distributed to the holders of any Common Shares or shares of any other class ranking junior to the Junior Preference Shares but the whole subject to the rights of the holders of any other class of shares of the Corporation entitled to receive the assets of the Corporation upon such distribution in priority to or rateably with the holders of the Junior Preference Shares. Upon payment to the holders of the Junior Preference Shares of the amount so payable to them, they will not be entitled to share in any further distribution of assets of the Corporation.

SCHEDULE "C"

AMENDMENT TO ARTICLES TO CHANGE ITS NAME TO NORANDAFALCONBRIDGE INC.

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. The articles of the Corporation be amended to change the name of the Corporation to "NorandaFalconbridge Inc."

2. Notwithstanding the passing of this special resolution by the shareholders of the Corporation, the board of directors of the Corporation, without further approval of the shareholders of the Corporation, may revoke this special resolution at any time in the event the Corporation does not complete the offer made to purchase the outstanding common shares of Falconbridge not owned by the Corporation announced on March 9, 2005, as may be amended, or otherwise take up and pay for such shares under such offer or otherwise not complete the transactions contemplated thereby.

3. Any officer or director of the Corporation is hereby authorized for and on behalf of the Corporation to do all such acts and things and to execute (whether under the corporate seal of the Corporation or otherwise) and deliver all such documents and instruments to take as such officer or director may determine to be necessary or advisable to complete and to implement this special resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such documents or instruments and the taking of any such actions.

SCHEDULE "D"

AMENDMENT TO STOCK OPTION PLAN

BE IT RESOLVED THAT:

1. The stock option plan of the Corporation (the "SOP") be and is hereby amended such that the aggregate number of Common Shares of the Corporation issuable pursuant to the SOP shall be increased from 13 million to 18 million.

2. Any officer or director of the Corporation is hereby authorized, for and on behalf of the Corporation, to do all such acts and things and to execute (whether under the corporate seal of the Corporation or otherwise) and deliver all such documents and instruments as such officer or director may determine to be necessary or advisable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such documents or instruments and the taking of any such action.

SCHEDULE "E"


noranda

STOCK OPTION PLAN

OF

NORANDA INC.

Amended and Restated
February 3, 2005

STOCK OPTION PLAN ESTABLISHED BY THE BOARD OF DIRECTORS OF NORANDA INC. DECEMBER 15, 1964, WITH AMENDMENTS TO FEBRUARY 3, 2005

1. (a) The Board may from time to time in its discretion grant to management directors, officers and other employees of the Company or of any subsidiary company, the option to acquire from the Company shares of the capital stock of the Company during such period as the Board may in each case fix upon and subject to such terms, conditions, limitations, prohibitions and restrictions as are herein contained and as the Board may from time to time impose in the option and by regulations made hereunder. Non-management directors shall not be eligible for option grants under the Plan.

   (b) An option may be exercised by a participant by the purchase of shares in respect of which the option is exercised at the exercise price specified for such option.

2. If, as and when any shares have been duly issued under the terms of an option granted under the Plan and in accordance with the terms of such option and this Resolution and any applicable regulations made hereunder, such shares shall be conclusively deemed allotted as fully paid and non-assessable shares of the Company.

3. No option shall be granted under the Plan unless recommended by the Human Resources Committee appointed by the Board for administration of the Plan.

4. (a) The Board may from time to time make, amend and repeal such regulations hereunder as it may deem expedient for the purpose of carrying out the Plan and this Resolution together with the regulations from time to time in force hereunder shall constitute the Plan.

   (b) All decisions and interpretations of the Board respecting the Plan or options granted thereunder shall be binding and conclusive on the Company and on all holders of options granted thereunder and their respective executors and administrators and on all persons eligible under the provisions of the Plan to participate therein.

5. Notwithstanding section 4(a) of the Plan, any amendment to the Plan or to any option within or outside of the Plan, including any change relating to financial assistance provided by the Company, directly or indirectly, in connection with the Plan or option but not including an accelerated expiry of an option due to the participant ceasing to be an employee or director, must be pre-cleared with the stock exchanges on which the options are listed.

6. The Board may at any time terminate the Plan without prejudice to the rights of holders of options previously granted thereunder.

Regulations under Plan

1. In these regulations:

   (i) "Board" means the board of directors of the Company;

   (ii) "Company" means Noranda Inc.;

   (iii) "early retirement" means retirement prior to the normal retirement date as fixed from time to time by the Company's pension plan known as the "Retirement Annuity Plan — Noranda Group";

   (iv) "employee" means a person employed by the Company and/or a subsidiary company;

   (v) "exercise price" means, in respect of any option at any date, the closing price of the shares on the Toronto Stock Exchange (the "TSX") or, if the shares are not then listed and posted for trading on the TSX, on such stock exchange on which such shares are then listed and posted for trading as may be selected for such purpose by the Board or the Human Resources Committee, as the case may be, on the trading day immediately preceding the date of grant of such option. In the event that the shares are not listed and posted for trading on the TSX or on any other stock exchange, the exercise price shall be determined by the Board or the Human Resources Committee in its sole discretion;

   (vi) "Human Resources Committee" means the committee appointed by the Board to make, among other things, recommendations with respect to the Plan;

   (vii) "option" means an option to acquire shares under the Plan;

(viii) "participant" means a person who has been granted an option;

(ix) "Plan" means the Stock Option Plan established by the Resolution of the Board on December 15, 1964, as amended, and as therein set forth comprises the said Resolution and the Regulations from time to time in force thereunder;

(x) "shares" means the common shares of the Company;

(xi) "subsidiary company" means any company designated as such by the Board for the purpose of the Plan and may, without limitation, include a company which is under the management or control of the Company or of any subsidiary company, and, in the case of the granting of an option under the Plan to a person other than an officer or employee of the Company, the granting of such option shall for all purposes of the Plan be deemed a designation by the Board of the company in respect of which the person to whom such option is granted is an officer or employee as a subsidiary company;

(xii) "year" with respect to any option granted under the Plan means the period of 12 months commencing on the date of granting of such option or on any anniversary thereof; and

(xiii) words importing the singular number only shall include the plural and vice versa, and words importing the masculine shall include the feminine.

2. An option shall be for a term of not more than ten years; however, should the Company or a subsidiary company sell or otherwise dispose of all its shares or all or substantially all of its assets in a subsidiary company or in a division other than to another subsidiary, any option granted to a participant of the subsidiary company or the division disposed of will expire one year from the date of the completion of such sale or on the original date of expiration of the option, whichever occurs first, unless the Board in its discretion decides otherwise provided, however, that in no event shall the date of expiration of an option be extended to a date more than ten years beyond the original date of grant of such option.

3. The aggregate number of shares issuable pursuant to the Plan, subject to adjustment pursuant to Paragraph 9 hereof, shall not exceed 18,000,000 shares. Shares in respect of which options are not exercised prior to expiry shall be available for subsequent grants of options under the Plan. Not less than 25 shares may be purchased at one time except where the remainder totals less than 25.

4. An option granted hereunder will expire on the earlier of the following dates:
   (a) the expiry date determined by the Board at the date of the grant, such expiry date not to be later than 10 years from the date of the grant;
   (b) 90 days from the date of early retirement, termination of employment (other than for cause), or as a result of the transfer of such participant's employment originally with any of the Company, a subsidiary company, a joint venture entity in which the Company holds an interest, or any predecessor of the Company, to another entity within the foregoing group of entities with the consent or on the direction of the Company, death or permanent disability of the participant; or
   (c) 3 days from the date of termination of employment of the participant for cause;

   provided, however, that in respect of any option which would expire pursuant to subparagraphs (b) or (c) above, the Human Resources Committee may extend the expiry date in its discretion to a date not beyond the expiry date determined in accordance with subparagraph (a) above.

5. (a) A participant may elect to exercise an option, in accordance with Paragraph 5(c), in respect of a specified number of options and purchase the number of shares issuable upon such exercise.
   (b) Shares duly acquired under the terms of an option shall be conclusively deemed allotted as fully paid and non-assessable shares to the person to whom the option was granted and a share certificate therefor shall be issued to such person.
   (c) An option may be exercised by a participant or a participant's legal personal representative giving notice in writing addressed to the Company at its principal office in the City of Toronto, Ontario and delivered to the Secretary of the Company. The options shall be deemed to be exercised upon actual receipt by the Secretary (or in his or her absence such officer or employee of the Company as may be designated by the Secretary for such purpose) of such notice. Such notice shall be accompanied by

payment in full of the exercise price for all options specified in such notice. Upon exercise, an option shall be cancelled and the Company shall forthwith cause the transfer agent and registrar of the Company to deliver to the participant or his or her legal personal representative (unless directed otherwise by the participant) a certificate representing the aggregate number of fully paid and non-assessable shares required to be issued in accordance with the terms of the Plan. The participant shall not have any of the rights of a shareholder in respect of shares subject to the options until such shares have been issued. Notwithstanding the foregoing, the options shall not be exercisable unless the Company shall be satisfied that the issuance of shares on exercise will be in compliance with its constating documents and all applicable laws.

6. The terms and conditions of each option shall be embodied in a written stock option agreement in a form approved by the Human Resources Committee and containing such provisions as may be approved by the Board consistent with the Plan.
7. More than one option may be granted to the same participant and each of such options shall be dealt with as a separate option. An option may be granted subject to vesting requirements. The vesting requirements shall be determined at the time the option is granted and shall be embodied in the applicable stock option agreement. The total number of options to be granted to any one participant under the Plan, together with any options or shares under other employee stock option or purchase plans of the Company to such participant, shall not exceed 1% of the issued and outstanding shares immediately after the grant of the option.
8. An option shall not be assignable.
9. Appropriate adjustments to the number of shares subject to the Plan, options granted or to be granted, shares issuable upon exercise of an option, and the exercise price, will be made by the Board to give effect to adjustments in the number of shares resulting from any subdivision, consolidation or reclassification of the shares, the payment of stock dividends by the Company (other than dividends in the ordinary course), or other relevant changes to the capital stock of the Company. The purpose of such adjustments will be to ensure that any participant exercising an option after such change in the capital stock of the Company will be in the same position as such participant would have been in if he had exercised the option prior to such change, except with respect to the receipt of income on the shares. In addition, in the event of a proposed merger, amalgamation or arrangement of the Company with one or more other corporations, the making of a take-over bid (as defined in the *Ontario Securities Act*) for any of the outstanding shares, the sale or distribution of all or substantially all of the Company's assets or a proposed corporate arrangement or reorganization, the Board may, in its absolute discretion, determine the manner in which all unexercised options granted under the Plan will be treated, including changing the date upon which any option vests or expires.
10. In the event of the reorganization of the Company or the amalgamation, merger or consolidation of the Company with another corporation, the Board may make such provision for the protection of the rights of holders of options as the Board in its discretion deems appropriate, including the vesting of any options which have not at that time been vested.
11. In the event of termination of the Plan the provisions thereof in force at the time of the granting of an option insofar as they are applicable to such option shall continue in effect during such time as such option remains in force.
12. Recommendations of the Human Resources Committee shall be in writing and shall be delivered to the Secretary of the Company for transmission to the Board.

SCHEDULE "F"

SUMMARY OF PROCEDURE TO EXERCISE DISSENT RIGHT

The following is a summary of the procedure set out in section 185 of the OBCA to be followed by a shareholder who intends to dissent from the Junior Preference Share Resolution described in the Circular and who wishes to require the Corporation to acquire his or her Common Shares and pay him or her the fair value thereof, determined as of the close of business on the day before the Junior Preference Share Resolution is adopted.

Section 185 provides that a shareholder may only exercise the right to dissent with respect to all the shares of a class held by him or her on behalf of any one beneficial owner and registered in the shareholder's name. One consequence of this provision is that **a shareholder may only exercise the right to dissent under section 185 in respect of shares that are registered in that shareholder's name.** In many cases, shares beneficially owned by a person (a "Non-Registered Holder") are registered either: (i) in the name of an intermediary that the Non-Registered Holder deals with in respect of the shares (such as banks, trust companies, securities dealers and brokers, trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans, and their nominees); or (ii) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (CDS)) of which the intermediary is a participant. Accordingly, a Non-Registered Holder will not be entitled to exercise the right to dissent under section 185 directly (unless the shares are re-registered in the Non-Registered Holder's name). A Non-Registered Holder who wishes to exercise the right to dissent should immediately contact the intermediary who the Non-Registered Holder deals with in respect of the shares and either: (i) instruct the intermediary to exercise the right to dissent on the Non-Registered Holder's behalf (which, if the shares are registered in the name of CDS or other clearing agency, would require that the share first be re-registered in the name of the intermediary); or (ii) instruct the intermediary to re-register the shares in the name of the Non-Registered Holder, in which case the Non-Registered Holder would have to exercise the right to dissent directly.

A registered shareholder who wishes to invoke the provisions of section 185 of the OBCA must send to the Corporation a written objection to the Junior Preference Share Resolution (the "Notice of Dissent") at or before the time fixed for the shareholders' meeting at which the Junior Preference Share Resolution is to be voted on. The sending of a Notice of Dissent does not deprive a registered shareholder of his or her right to vote on the Junior Preference Share Resolution but a vote either in person or by proxy against the Junior Preference Share Resolution does not constitute a Notice of Dissent. A vote in favour of the Junior Preference Share Resolution will deprive the registered shareholder of further rights under section 185 of the OBCA.

Within ten days after the adoption of the Junior Preference Share Resolution by the shareholders, the Corporation is required to notify in writing each Dissenting Shareholder that the Junior Preference Share Resolution has been adopted. A Dissenting Shareholder shall, within 20 days after he or she receives notice of adoption of the Junior Preference Share Resolution or, if he or she does not receive such notice, within 20 days after he or she learns that the Junior Preference Share Resolution has been adopted, send to the Corporation a written notice (the "Demand for Payment") containing his or her name and address, the number and class of shares in respect of which he or she dissents, and a demand for payment of the fair value of such shares. Within 30 days after sending his Demand for Payment, the Dissenting Shareholder shall send the certificates representing the shares in respect of which he or she dissents to the Corporation or its transfer agent. The Corporation or the transfer agent shall endorse on the share certificates notice that the holder thereof is a Dissenting Shareholder under section 185 of the OBCA and shall forthwith return the share certificates to the Dissenting Shareholder.

If a Dissenting Shareholder fails to send the Notice of Dissent, the Demand for Payment or his share certificates, he or she may lose his or her right to make a claim under section 185 of the OBCA.

After sending a Demand for Payment, a Dissenting Shareholder ceases to have any rights as a holder of the shares in respect of which he or she has dissented other than the right to be paid the fair value of such shares as determined under section 185 of the OBCA, unless: (i) the Dissenting Shareholder withdraws his or her

Demand for Payment before the Corporation makes a written offer to pay (the "Offer to Pay"); (ii) the Corporation fails to make a timely Offer to Pay to the Dissenting Shareholder and the Dissenting Shareholder withdraws his or her Demand for Payment; or (iii) the directors of the Corporation revoke the Junior Preference Share Resolution, in all of which cases the Dissenting Shareholder's rights as a shareholder are reinstated.

Not later than seven days after the later of the effective date of the articles we amended to create Junior Preference Share and the day the Corporation receives the Demand for Payment, the Corporation shall send, to each Dissenting Shareholder who has sent a Demand for Payment, an Offer to Pay for the shares of the Dissenting Shareholder in respect of which he or she has dissented in an amount considered by the directors of the Corporation to be the fair value thereof, accompanied by a statement showing how the fair value was determined. Every Offer to Pay made to Dissenting Shareholders for shares of the same class shall be on the same terms. The amount specified in an Offer to Pay which has been accepted by a Dissenting Shareholder shall be paid by the Corporation within ten days after it has been accepted, but an Offer to Pay lapses if the Corporation has not received an acceptance thereof within 30 days after the Offer to Pay has been made.

If an Offer to Pay is not made by the Corporation or if a Dissenting Shareholder fails to accept an Offer to Pay, the Corporation may, within 50 days after the effective date of the articles we amended to create Junior Preference Share or within such further period as a court may allow, apply to the court to fix a fair value for the shares of any Dissenting Shareholder. If the Corporation fails to so apply to the court, a Dissenting Shareholder may apply to the court for the same purpose within a further period of 20 days or within such further period as the court may allow. A Dissenting Shareholder is not required to give security for costs in any application to the court. An application to the court by either the Corporation or the Dissenting Shareholder must be made to the Ontario Superior Court of Justice.

On an application to the court, the Corporation shall give to each Dissenting Shareholder notice of the date, place and consequences of the application and of such shareholder's right to appear and be heard in person or by counsel. All such Dissenting Shareholders shall be joined as parties to any such application to the court to fix a fair value and shall be bound by the decision rendered by the court in the proceedings commenced by such application. The court is authorized to determine whether any other person is a Dissenting Shareholder who should be joined as a party to such application.

The court shall fix a fair value for the shares of all Dissenting Shareholders and may in its discretion allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder from the effective date of the articles we amended to create Junior Preference Share until the date of payment of the amount ordered by the court. The fair value fixed by the court may be more or less than the amount specified in an Offer to Pay. The final order of the court in the proceedings commenced by an application by the Corporation or a Dissenting Shareholder shall be rendered against the Corporation and in favour of each Dissenting Shareholder who has not accepted an Offer to Pay.

The above is only a summary of the dissenting shareholder provisions of the OBCA, which are technical and complex. The full text is attached as Schedule "G" to this Circular. It is suggested that a shareholder of the Corporation wishing to exercise a right to dissent should seek legal advice, as failure to comply strictly with the provisions of the OBCA may result in the loss or unavailability of the right to dissent.

SCHEDULE "G"

SECTION 185 OF THE OBCA

185. (1) Rights of dissenting shareholders — Subject to subsection (3) and to sections 186 and 248, if a corporation resolves to,

(a) amend its articles under section 168 to add, remove or change restrictions on the issue, transfer or ownership of shares of a class or series of the shares of the corporation;

(b) amend its articles under section 168 to add, remove or change any restriction upon the business or businesses that the corporation may carry on or upon the powers that the corporation may exercise;

(c) amalgamate with another corporation under sections 175 and 176;

(d) be continued under the laws of another jurisdiction under section 181; or

(e) sell, lease or exchange all or substantially all its property under subsection 184(3),

a holder of shares of any class or series entitled to vote on the resolution may dissent.

(2) Idem — If a corporation resolves to amend its articles in a manner referred to in subsection 170(1), a holder of shares of any class or series entitled to vote on the amendment under section 168 or 170 may dissent, except in respect of an amendment referred to in,

(a) clause 170(1)(a), (b) or (e) where the articles provide that the holders of shares of such class or series are not entitled to dissent; or

(b) subsection 170(5) or (6).

(3) Exception — A shareholder of a corporation incorporated before the 29th day of July, 1983 is not entitled to dissent under this section in respect of an amendment of the articles of the corporation to the extent that the amendment,

(a) amends the express terms of any provision of the articles of the corporation to conform to the terms of the provision as deemed to be amended by section 277; or

(b) deletes from the articles of the corporation all of the objects of the corporation set out in its articles, provided that the deletion is made by the 29th day of July, 1986.

(4) Shareholder's right to be paid fair value — In addition to any other right the shareholder may have, but subject to subsection (30), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents becomes effective, to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted.

(5) No partial dissent — A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the dissenting shareholder on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(6) Objection — A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting or of the shareholder's right to dissent.

(7) Idem — The execution or exercise of a proxy does not constitute a written objection for purposes of subsection (6).

(8) Notice of adoption of resolution — The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (6) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn the objection.

(9) Idem — A notice sent under subsection (8) shall set out the rights of the dissenting shareholder and the procedures to be followed to exercise those rights.

(10) Demand for payment of fair value — A dissenting shareholder entitled to receive notice under subsection (8) shall, within twenty days after receiving such notice, or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing,

(a) the shareholder's name and address;

(b) the number and class of shares in respect of which the shareholder dissents; and

(c) a demand for payment of the fair value of such shares.

(11) Certificates to be sent in — Not later than the thirtieth day after the sending of a notice under subsection (10) a dissenting shareholder shall send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

(12) Idem — A dissenting shareholder who fails to comply with subsections (6), (10) and (11) has no right to make a claim under this section.

(13) Endorsement on certificate — A corporation or its transfer agent shall endorse on any share certificate received under subsection (11) a notice that the holder is a dissenting shareholder under this section and shall return forthwith the share certificates to the dissenting shareholder.

(14) Rights of dissenting shareholder — On sending a notice under subsection (10), a dissenting shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shares as determined under this section except where,

(a) the dissenting shareholder withdraws notice before the corporation makes an offer under subsection (15);

(b) the corporation fails to make an offer in accordance with subsection (15) and the dissenting shareholder withdraws notice; or

(c) the directors revoke a resolution to amend the articles under subsection 168(3), terminate an amalgamation agreement under subsection 176(5) or an application for continuance under subsection 181(5), or abandon a sale, lease or exchange under subsection 184(8),

in which case the dissenting shareholder's rights are reinstated as of the date the dissenting shareholder sent the notice referred to in subsection (10), and the dissenting shareholder is entitled, upon presentation and surrender to the corporation or its transfer agent of any certificate representing the shares that has been endorsed in accordance with subsection (13), to be issued a new certificate representing the same number of shares as the certificate so presented, without payment of any fee.

(15) Offer to pay — A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (10), send to each dissenting shareholder who has sent such notice,

(a) a written offer to pay for the dissenting shareholder's shares in an amount considered by the directors of the corporation to be the fair value thereof, accompanied by a statement showing how the fair value was determined; or

(b) if subsection (30) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

(16) Idem — Every offer made under subsection (15) for shares of the same class or series shall be on the same terms.

(17) Idem — Subject to subsection (30), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (15) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

(18) Application to court to fix fair value — Where a corporation fails to make an offer under subsection (15) or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as the court may allow, apply to the court to fix a fair value for the shares of any dissenting shareholder.

(19) Idem — If a corporation fails to apply to the court under subsection (18), a dissenting shareholder may apply to the court for the same purpose within a further period of twenty days or within such further period as the court may allow.

(20) Idem — A dissenting shareholder is not required to give security for costs in an application made under subsection (18) or (19).

(21) Costs — If a corporation fails to comply with subsection (15), then the costs of a shareholder application under subsection (19) are to be borne by the corporation unless the court otherwise orders.

(22) Notice to shareholders — Before making application to the court under subsection (18) or not later than seven days after receiving notice of an application to the court under subsection (19), as the case may be, a corporation shall give notice to each dissenting shareholder who, at the date upon which the notice is given,

(a) has sent to the corporation the notice referred to in subsection (10); and

(b) has not accepted an offer made by the corporation under subsection (15), if such an offer was made,

of the date, place and consequences of the application and of the dissenting shareholder's right to appear and be heard in person or by counsel, and a similar notice shall be given to each dissenting shareholder who, after the date of such first mentioned notice and before termination of the proceedings commenced by the application, satisfies the conditions set out in clauses (a) and (b) within three days after the dissenting shareholder satisfies such conditions.

(23) Parties joined — All dissenting shareholders who satisfy the conditions set out in clauses (22)(a) and (b) shall be deemed to be joined as parties to an application under subsection (18) or (19) on the later of the date upon which the application is brought and the date upon which they satisfy the conditions, and shall be bound by the decision rendered by the court in the proceedings commenced by the application.

(24) Idem — Upon an application to the court under subsection (18) or (19), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall fix a fair value for the shares of all dissenting shareholders.

(25) Appraisers — The court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

(26) Final order — The final order of the court in the proceedings commenced by an application under subsection (18) or (19) shall be rendered against the corporation and in favour of each dissenting shareholder who, whether before or after the date of the order, complies with the conditions set out in clauses (22)(a) and (b).

(27) Interest — The court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

(28) Where corporation unable to pay — Where subsection (30) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (26), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(29) Idem — Where subsection (30) applies, a dissenting shareholder, by written notice sent to the corporation within thirty days after receiving a notice under subsection (28), may,

(a) withdraw a notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder's full rights are reinstated; or

(b) retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(30) Idem — A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that,

(a) the corporation is or, after the payment, would be unable to pay its liabilities as they become due; or

(b) the realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities.

(31) Court order — Upon application by a corporation that proposes to take any of the actions referred to in subsection (1) or (2), the court may, if satisfied that the proposed action is not in all the circumstances one that should give rise to the rights arising under subsection (4), by order declare that those rights will not arise upon the taking of the proposed action, and the order may be subject to compliance upon such terms and conditions as the court thinks fit and, if the corporation is an offering corporation, notice of any such application and a copy of any order made by the court upon such application shall be served upon the Commission.

(32) Commission may appear — The Commission may appoint counsel to assist the court upon the hearing of an application under subsection (31), if the corporation is an offering corporation.

SCHEDULE "H"

SHAREHOLDER PROPOSALS

The following Shareholder Proposals have been submitted on behalf of Christopher E. Damas of 55 Constance Street, Toronto, ON M6R 1S5 for consideration at the Annual and Special Meeting of Shareholders. The proposals and the supporting statements, which, following their submission to the Corporation and with the consent of the Corporation, were subsequently amended, are set out in their entirety in italics below:

PROPOSAL NO. 1

Increase the number of directors unrelated to management and unrelated to Brascan to reflect the percentage equity and voting interest of the public shareholder.

The exact number of such directors will vary depending on the success of the proposed Merger with Falconbridge and the proposed Issuer Bid, announced on March 9, 2005.

Statement in Support of this Proposal:

Last year's fourteen-member Board represented an even split between seven Brascan-related and management-related directors, and seven unrelated directors, even though the public shareholder had a majority 58.7% interest in the Corporation. As recently as 1997-1998, the Board of Noranda had 16 directors. This was downsized to 14 at the 1999 Annual General Meeting.

TSX Guidelines for Corporate Governance require boards of corporations with a significant shareholder to "include a number of directors who do not have interests in or relationships with either the corporation or the significant shareholder and which fairly reflects the investment in the corporation by the shareholders other than the significant shareholder" (Section 474-2).

NYSE Rules on Corporate Governance state that "no director qualifies as "independent" unless the board of directors affirmatively determines that the director has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company)" (Section 303A-2a).

Brascan's 41.3% equity and voting interest in Noranda at market value represented approximately 10% of Brascan's assets, as of December 31, 2004. The objectives of Brascan cannot, nor can they reasonably be perceived to be, exactly the same as Noranda's.

The Brascan common share interest is scheduled to decline to approximately 29% under the terms of a proposed Merger with Falconbridge. The number of Brascan-related directors should be limited to their percentage common equity and voting interest.

The Board should consist of a proportion of directors unrelated to Brascan and unrelated management to properly reflect the final percentage equity and voting interest of the public shareholder.

Recommendation of the Board of Directors:

The composition of the Board of Directors is reviewed and assessed at least annually by the Governance Committee and by the full Board who are of the view that Brascan's representation on the Board (see "ELECTION OF DIRECTORS" and "STATEMENT OF CORPORATE GOVERNANCE PRACTICES — BOARD OF DIRECTORS — Composition and Size") is in line with its ownership position and will continue to be so upon completion of the Preference Share Exchange Offer and the Falconbridge Offer. As set out in this Circular, under the terms of the Support Agreement following completion of the Falconbridge Offer, the Corporation will take appropriate action to add five additional independent directors (unrelated to Brascan) and Brascan will have one less representative on the new 17-member Board. The Corporation believes that both the nominees for election at the Meeting and the proposed members of the Board contemplated by the Support Agreement are appropriate in the circumstance. See "ELECTION OF DIRECTORS".

Consequently, the Board of Directors does not believe it to be appropriate nor advisable to adopt this proposal and recommends voting AGAINST the proposal.

PROPOSAL NO. 2

The directors subject of Proposal #1 are to be identified and appointed to the Independent Board Committee responsible for evaluating and recommending alternative plans for shareholder value maximization.

Statement in Support of this Proposal:

As of the date of the submission of this Proposal (February 25, 2005), the process of reviewing expressions of interest in Noranda, and various means of maximizing shareholder value, had not yet been disclosed to result in any tangible success.

Noranda common shares have underperformed the benchmark S&P/TSX Canadian Diversified Metals & Mining Total Return Index over the past five years and over the past fiscal year.

On June 15, 2004, the day before the Corporation disclosed it had received expressions of interest, Noranda common shares closed trading at $21.99 Cdn on the TSX and $16.06 US on the NYSE. On February 24, 2005, Noranda common shares closed trading at $22.90 Cdn and $18.50 US.

This modest share appreciation was in spite of record and substantially higher prices for the metals and other commodities Noranda and Falconbridge mine, smelt, refine and take to market.

On March 9, 2005, the Corporation announced a proposed merger with Falconbridge Limited. The proposed merger would appear attractive at the proposed share exchange ratio, as it will allow the Corporation to have access to its reported consolidated cash flows which were $1.2 billion for 2004, and is not excessively dilutive to earnings per share. It will increase the shares outstanding of the Corporation from approximately 290 million to 423 million, increasing the public share float and share trading liquidity.

However, the Corporation has not nominated a new director to the proposed combined Board of the merged Corporation since the 2002 AGM, and that was the present CEO of the Corporation.

Adding new, qualified, independent and unrelated directors to the Independent Board Committee is urgent and crucial to properly evaluate recently proposed plans affecting the stake of the common shareholders in the Corporation.

Recommendation of the Board of Directors:

See the Board's recommendations for Proposal No. 1 particularly in relation to the new Board's contemplated composition following completion of the Falconbridge Offer. The Corporation believes that the Independent Directors' Committee is and has, since its inception, been properly constituted with independent and qualified members of the Board. For this reason and in light of the Corporation's announcement on March 9, 2005 of its intention to make the Falconbridge Offer and the Preference Share Exchange Offer, the Corporation does not believe that any changes to this Committee are necessary or appropriate.

Consequently, the Board of Directors does not believe it to be appropriate nor advisable to adopt this proposal and recommends voting AGAINST the proposal.

SCHEDULE "I"

CORPORATE GOVERNANCE GUIDELINES

The Board of Directors is of the view that the Corporation's corporate governance practices and procedures are comprehensive and generally consistent with the guidelines proposed by the Canadian Securities Administrators under National Policy 58-201 *Corporate Governance Guidelines* and National Instrument 58-101 *Disclosure of Corporate Governance Practices* (collectively, the "CSA Guidelines"). The following sets out the Corporation's current practices in relation to these guidelines.

COMPOSITION OF THE BOARD

Board Independence

The Board is comprised of 13 directors, five of whom have been nominated by the Corporation's principal shareholder, Brascan (Messrs. Cockwell, Eyton, Flatt, Harding and Myhal), and two of whom have been drawn from past and current senior management (Messrs. Kerr and Pannell). The Board considers that 11 of its 13 directors, Messrs. Balogh, Bérard, Cockwell, Kempston Darkes, Eyton, Flatt, Flood, Gish, Harding, McCutcheon and Myhal are independent directors as contemplated by the CSA Guidelines and under the standards of the NYSE. The Board believes that this composition leads to a constructive exchange of views in board deliberations resulting in objective, well-balanced and informed discussion and decision making. To facilitate the exercise of independent judgment during the course of the Board fulfilling its mandate and meeting its responsibilities, the Corporation has an Independent Board Leader, Mr. Flood.

The director information set out under the heading "ELECTION OF DIRECTORS" discloses, as applicable, other issuers of which certain directors of the Corporation are also directors.

Committee Independence

All committees of the Board are comprised solely of independent directors.

See the disclosure made under "STATEMENT OF CORPORATE GOVERNANCE PRACTICES" in this Circular for descriptions of each of the Board committees.

Independent Board Leader and Board Chairman

Mr. Flood, as Independent Board Leader, is a key resource person to all Board members in relation to matters specifically requiring input from the independent directors, including issues which affect the minority shareholders as a group. The Independent Board Leader chairs *in camera* sessions during each Board meeting without members of management present. Each of the other committees operates independent of management, and as a matter of practice also holds a session without management present at each meeting. To further provide for independence of the Board from management, the office of Chairman of the Board has been separated from that of the Chief Executive Officer ("CEO"). Mr. Kerr, the Chairman of the Board, is not otherwise an executive officer of the Corporation.

BOARD MANDATE

The Board has developed and adopted as its formal mandate specific Corporate Governance Guidelines. The full text of the Corporate Governance Guidelines is available on the Corporation's website at www.noranda.com. The following sets out certain of the principal matters addressed in these Guidelines.

Director Qualifications and Responsibilities

Based on the recommendations of the Corporate Governance Committee, the Board of Directors selects director nominees considering specified criteria which include: (i) personal qualities and characteristics, accomplishments and reputation in the business community; (ii) current knowledge and contacts in the countries and/or communities in which the Corporation does business and in the Corporation's industry sectors or other industries relevant to the Corporation; (iii) ability and willingness to commit adequate time to Board and committee matters; (iv) the fit of the individual's skills and personality with those of other directors and potential directors in building a board that is effective, collegial and responsive to the needs of the Corporation; and (v) diversity of viewpoints, background, experience and other demographics.

Strategic Planning Process

The Board meets annually, at the end of the year, and has special meetings as required, to review the Corporation's overall business strategies and its annual business plan as well as major strategic initiatives, to allow for the Board to evaluate whether the Corporation's proposed actions generally accord with shareholder objectives.

Risk Management

The Board, directly and through the Audit Committee, reviews the principal risks of the Corporation's business monitoring that management has appropriate systems in place to manage these risks. A current Enterprise Risk Management Process report, given prior review and analysis by the Corporation's Disclosure Committee, is presented to and reviewed by the Audit Committee each quarter. This report is based on detailed risk analysis generated quarterly under a specified, uniform model by the head of each of the Corporation's global business and functional units.

Succession Planning

The Board appoints the Chief Executive Officer and other members of senior management. The Board directly, and through the Human Resources Committee, reviews succession planning for senior management annually.

Communication Policy

The Board has approved a Corporate Disclosure Policy which summarizes its policies and practices regarding disclosure of material information to investors, analysts and the media. Management has also formed a Disclosure Committee that monitors and advises on compliance with this Policy.

Internal Controls

The Audit Committee, reporting at least quarterly to the full Board, monitors the implementation of appropriate internal control systems. Reporting directly to the Audit Committee are the Director, Corporate Audit Services, in respect of the Corporation's internal audit function, and the Disclosure Committee in respect of internal disclosure controls generally.

Shareholder Feedback

The Board believes that management should speak for the Corporation in its communications with shareholders and others in the investment community and that the Board should see that appropriate investor relations programs and procedures are in place. The Corporation has a communications and investor relations department to deal with shareholder communications. In addition, management meets regularly with shareholders and others in the investment community to receive and respond to shareholder feedback. The Board and the Disclosure Committee of the Corporation review the Corporation's major communications with shareholders and the public including quarterly press releases, the annual management information circular and the annual report.

POSITION DESCRIPTIONS

The Board's Corporate Governance Guidelines provide a position description for the Chairman of the Board, and the terms of reference for each Board committee set out the criteria for the respective committee Chairs. The terms of reference for the Human Resources Committee include a CEO position description and that

Committee, on an annual basis, works with the CEO in developing his or her goals and objectives for the ensuing year.

ORIENTATION AND CONTINUING EDUCATION

New directors are provided with comprehensive information about the Corporation and its affiliates. Directors have the opportunity to meet and participate in work sessions with senior management to obtain insight into the operations of the Corporation and its affiliates.

Periodically, management prepares additional educational sessions for directors on matters relevant to the Corporation and its business plan and risk profile, and to the statutory and other regulatory regimes having jurisdiction over the Corporation, its business and operations, its continuous disclosure compliance and it corporate governance structure.

The directors also attend site visits to view the Corporation's operations and facilities.

CODE OF ETHICS

The Board has adopted a written Code of Ethics (the "Code") of the Corporation, in order to:

- promote, among other things, honest and ethical conduct, including fair dealing and the ethical handling of actual or apparent conflicts of interest;
- promote full, fair, accurate, timely and understandable disclosure;
- promote compliance with applicable laws and governmental rules and regulations;
- protect the Corporation's legitimate business interests, including corporate opportunities, assets and confidential information; and
- deter wrongdoing.

All directors, officers and employees of the Corporation are expected to be familiar with the Code and to adhere to those principles and procedures set forth in the Code that apply to them.

The full text of the Code can be found at the Corporation's website at www.noranda.com and the SEDAR website at www.sedar.com.

The Board is ultimately responsible for the application of the Code to the affairs of the Corporation. The Board or its designate would be expected to take all action it considers appropriate to investigate any violations of the Code, and, if a violation is found to have occurred, to take appropriate disciplinary action. No waiver of the Code for executive officers or directors may be made without prior approval by resolution of the Board, and prompt disclosure thereof in accordance with regulatory requirements.

NOMINATION OF DIRECTORS AND GOVERNANCE OVERSIGHT

Governance Committee

The Governance Committee has the responsibility, among other things, for reviewing the credentials of nominees for election or appointment to the Board and for recommending candidates for Board membership. All of the members of the Governance Committee are non-management and independent directors, and the Chair also holds the Independent Board Leader position.

The Governance Committee's terms of reference clearly set out its duties and responsibilities which include the governance process and overall performance of the Board; the skills and experience requirements of directors; Board succession planning; the composition of the various committees of the Board; and the communication process between the Board and management.

At least annually, the Governance Committee considers and submits to the Board its recommendations on the composition and profile of the Board, taking into account the ongoing criteria for being a director of the Corporation. The Governance Committee is also responsible for reviewing the effectiveness of the Board's operations and for assessing the performance of the Board and its directors and the contribution of individual directors. Individual members of the Board are also invited to raise questions and make suggestions regarding these matters for consideration by the Chair of the Governance Committee. Board members complete an annual survey which identifies areas requiring more information or attention. The Governance Committee is also responsible for periodically assessing the size of the Board and its committees and making recommendations to the Board, as appropriate.

The Governance Committee establishes the criteria for the selection of directors and procedures for identifying possible nominees who meet these criteria. The Committee has the authority to retain any search firm engaged to assist in identifying director candidates, and to retain outside counsel and any other advisors deemed appropriate in its sole discretion. The Committee submits to the Board for consideration and decision the names of the persons to be nominated for election as directors at the annual meeting of shareholders, or to be appointed to fill vacancies between annual meetings.

COMPENSATION

Human Resources Committee

All of the members of the Human Resources Committee are non-management and independent directors. The Human Resources Committee assists the Board in fulfilling its responsibilities relating to personnel matters, including performance, compensation and succession. The Committee reports its actions and recommendations to the Board after each Committee meeting. The Committee has the authority to retain and terminate a compensation consultant, if required, to assist in the evaluation of CEO or senior executive compensation.

The Human Resources Committee meets with the CEO, and with the Board without the presence of the CEO, at least once each financial year to review and assess the CEO's performance against the established objectives. The Committee reviews the salary and other remuneration of the CEO and recommends changes to the Board for consideration and approval.

The Human Resources Committee also conducts periodic reviews of the salaries and other remuneration of other senior officers and recommends changes to the Board for consideration and approval. The Committee assesses the Corporation's share purchase plan, stock option plan and deferred share unit plan and recommends awards (or changes to previous awards) thereunder, and if appropriate, changes to such plans for Board or shareholder consideration and approval.

BOARD AND COMMITTEE ASSESSMENTS

The Governance Committee regularly assesses the effectiveness of the Board and its committees operating as a group. On an annual basis, a form of Board and Committee Effectiveness Survey is distributed to all directors for completion and return to the Chair of the Governance Committee, who reviews the responses and reports to the Board of Directors. Specific comments, concerns or suggestions made by directors on committee or Board effectivess may be discussed with them directly on an individual basis in order to maintain an ongoing dialogue to address any possible opportunities for improved governance as they arise. This effectiveness survey process provides an opportunity for directors to make peer evaluations, and also to receive informal feedback from the Chairs of the Board committees on their individual contributions as directors.

noranda

QUEBECOR MERRILL
CANADA INC
Printed In Canada

Noranda Inc.
BCE Place, 181 Bay Street, Suite 200
Toronto, Ontario M5J 2T3



RECEIVED
2005 APR 15 A 9:43
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

PROXY SOLICITED BY MANAGEMENT

The undersigned holder of Common Shares of NORANDA INC. hereby appoints DAVID W. KERR, or failing him, DEREK G. PANNELL, or instead of and to the exclusion of either of the foregoing,

....

as nominee, to attend and act for and on behalf of the undersigned at **the Annual and Special Meeting of Shareholders to be held at the Design Exchange, Trading Floor, 234 Bay Street, Toronto, Ontario on Tuesday, April 26, 2005 at 10:00 a.m. (Toronto time)**, and at any adjournment thereof.

If no voting instructions are indicated below, this Proxy will be voted as specified in the accompanying Management Information Circular.

SHARES REPRESENTED WILL BE VOTED:

1. **Election of Directors** (Mark either (a) or (b))

(a) ☐ FOR all director nominees listed in the accompanying Management Information Circular other than for the director nominee(s) whose name(s) the undersigned shareholder strikes a line through in the list of nominees below:

01 - Alex G. Balogh
02 - André Bérard
03 - Jack L. Cockwell
04 - V. Maureen Kempston Darkes
05 - The Hon. J. Trevor Eyton
06 - J. Bruce Flatt
07 - A.L. (Al) Flood
08 - Norman R. Gish
09 - Robert J. Harding
10 - David W. Kerr
11 - James W. McCutcheon
12 - George E. Myhal
13 - Derek G. Pannell

or

(b) ☐ WITHHOLD FROM VOTING for all director nominees listed above.

2. **Appointment and Remuneration of Auditors** (Mark either (a) or (b))

(a) ☐ FOR the appointment of Ernst & Young LLP, Chartered Accountants, as auditors and authorizing the directors to fix their remuneration; or

(b) ☐ WITHHOLD FROM VOTING in the appointment and remuneration of auditors.

3. **Special Business — Amendment to Articles to Create the Junior Preference Shares** (Mark either (a) or (b))

(a) ☐ FOR the special resolution (the full text of which is reproduced in Schedule "A" to the accompanying Management Information Circular) to approve the amendment to the articles of the Corporation to create the new class of Junior Preference Shares.

(b) ☐ AGAINST the special resolution (the full text of which is reproduced in Schedule "A" to the accompanying Management Information Circular) to approve the amendment to the articles of the Corporation to create the new class of Junior Preference Shares.

4. **Special Business — Amendment to Articles to Change the Corporation's Name to: "NorandaFalconbridge Inc."** (Mark either (a) or (b)).

(a) ☐ FOR the special resolution (the full text of which is reproduced in Schedule "C" to the accompanying Management Information Circular) to approve the amendment to the articles of the corporation to change its name to "NorandaFalconbridge Inc."

(b) ☐ AGAINST the special resolution (the full text of which is reproduced in Schedule "C" to the accompanying Management Information Circular) to approve the amendment to the articles of the Corporation to change its name to "NorandaFalconbridge Inc."

5. **Special Business — Amendment to the Stock Option Plan** (Mark either (a) or (b))

(a) ☐ FOR the resolution (the full text of which is reproduced in Schedule "D" to the accompanying Management Information Circular) to ratify, confirm and approve the increase to the maximum number of Common Shares of Noranda Inc. reserved for issuance under the Stock Option Plan from 13 million to 18 million.

(b) ☐ AGAINST the resolution (the full text of which is reproduced in Schedule "D" to the accompanying Management Information Circular) to ratify, confirm and approve the increase to the maximum number of Common Shares of Noranda Inc. reserved for issuance under the Stock Option Plan from 13 million to 18 million.

6. **Shareholder Proposal No. 1** (Mark either (a) or (b))

(a) ☐ FOR Shareholder Proposal No. 1 as set out in Schedule "H" to the accompanying Management Information Circular.

(b) ☐ AGAINST Shareholder Proposal No. 1 as set out in Schedule "H" to the accompanying Management Information Circular.

7. **Shareholder Proposal No. 2** (Mark either (a) or (b))

(a) ☐ FOR Shareholder Proposal No. 2 as set out in Schedule "H" to the accompanying Management Information Circular.

(b) ☐ AGAINST Shareholder Proposal No. 2 as set out in Schedule "H" to the accompanying Management Information Circular.

Authorized Signature(s) — Sign Here — This section must be completed for your instructions to be executed.
I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting.

DATED ...., 2005. ....
Shareholder's Signature

Notes to Proxy:

1. **Every holder has the right to appoint some other person of their choice, who need not be a holder to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided above.**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. The securities represented by this proxy will be voted as directed by the holder, however, if such direction is not made in respect of any matter, this proxy will be voted as specified in the accompanying Management Information Circular.

Instructions for submitting your proxy:

By mail or fax: Complete and return this proxy to CIBC Mellon Trust Company in the return envelope provided or addressed to CIBC Mellon Trust Company, Attention: Proxy Department, 200 Queen's Quay East, Unit 6, Toronto, Ontario M5A 4K9 or fax to 416-368-2502. If this proxy is not dated, it will be deemed to bear the date on which it is mailed to the shareholder.

By Internet: Access website **www.eproxyvoting.com/noranda** and follow the instructions on the web site. You will need to refer to this proxy form and enter your control number printed below your pre-printed name and address.

By telephone: Using a touch-tone telephone, call toll free **1-866-271-1207** and follow the instructions of the "vote voice". You will need to refer to this proxy form and enter your control number printed below your pre-printed name and address. Please note that you may not appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy by voting by telephone.

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Proxies submitted must be received not later than 5:00 p.m. on Friday, April 22, 2005.



Noranda Inc.

181 Bay Street, Suite 200
BCE Place
Toronto, ON, Canada M5J 2T3
www.noranda.com
Tel (416) 982 7111
Fax (416) 982 7423

CONSENT TO ELECTRONIC DELIVERY OF DOCUMENTS

In keeping with our efforts to provide you with the most efficient and effective services possible, we are pleased to offer you the option of electronic delivery at no cost to you. This option will give you the ability to electronically access important Noranda documents easily and quickly. We believe that this service will provide increased convenience to you, provide benefits to our environment, and reduce costs for Noranda.

We hope that you will take advantage of this new online service and enjoy the benefits of doing so. However, we acknowledge that it may not be suitable for everyone and therefore paper copies of Noranda documents will continue to be available.

To take advantage of electronic delivery, please confirm your consent below and return this form to CIBC Mellon Trust Company (refer to mailing address in paragraph 8) or enroll online at www.cibcmellon.com/ElectronicDelivery.

The following are the terms of your consent:

1. I consent, until my consent is revoked by me in accordance with paragraph 8 below, to the electronic delivery of the following documents (the "Documents") of Noranda that Noranda elects to deliver to me electronically, all in accordance with the terms of this Consent:
   - Annual and interim reports, including financial statements
   - Notice of shareholder meetings
   - Information circular and proxy related materials
2. I understand and agree that, after my consent has been given and Noranda has filed the Documents with applicable securities regulatory bodies, Noranda or its agent will notify me that a Document that I am entitled to receive electronically is available at Noranda's website with a link to that specific page of the website containing the Document. I agree that such notification will be sent to me at the e-mail address that I have provided below.
3. I acknowledge that access to the Internet, e-mail and the worldwide web are required for me to access a Document electronically and I confirm that I have such access and that I have the necessary technical ability and resources to access any such Document.
4. I understand and agree that:
   - Any e-mail notice or other notification will not contain a paper Document.
   - Any e-mail notice or other notification will contain Noranda's web address (or a hyperlink) identifying where the Documents to be delivered electronically are located.
   - By entering Noranda's web address into my web browser, or clicking on the hyperlink, I can access, view, download, and print a paper copy of a Document from my computer.
   - A Document distributed electronically will be in Portable Document Format (PDF).
   - Adobe® Acrobat® Reader software is required to view a Document in PDF format and a link to that software will be available at that page of the Noranda website containing the Documents to be delivered electronically.

5. I understand that I may request a paper copy of any Document to be delivered to me electronically by either (1) calling Noranda at 416-982-7153, (2) by sending a fax to Noranda at 416-982-7423, (3) by sending an e-mail to request@noranda.com, or (4) by sending a request in writing by mail to Noranda Inc., Investor Relations Department, BCE Place, 181 Bay Street, Suite 200, Toronto, Ontario, Canada M5J 2T3, or to CIBC Mellon Trust Company at the telephone number, fax number, e-mail or mailing address set forth in paragraph 8 below. I acknowledge that my request of a paper copy of any Document does not constitute revocation of this Consent.

6. I understand and agree that:

   - At any time and without giving me advance notice, Noranda may elect not to send me a Document electronically, in which case a paper copy of the Document will be mailed to me.

   - If a Document intended to be sent to me electronically is not available electronically, a paper copy of the Document will be mailed to me.

7. I understand that Noranda will maintain on its website any Document sent to me electronically for a period of time corresponding to the notice period stipulated under applicable legislation and that the Documents will remain posted on the website thereafter for a period of time that is appropriate and relevant, given the nature of the Document.

8. I understand that I may revoke or modify my consent at any time and that I may change my e-mail address to which notices are to be delivered to me at any time by notifying CIBC Mellon Trust Company by telephone: 1-800-387-0825, fax: 416-643-5501, e-mail: www.cibcmellon.com/InvestorInquiry or mail: CIBC Mellon Trust Company, P.O. Box 7010, Adelaide Street Postal Station, Toronto, Ontario, Canada M5C 2W9. I understand that if I change my email address or revoke or modify my consent, I must notify CIBC Mellon Trust Company. Such change, revocation or modification must actually be received by CIBC Mellon Trust Company in order for it to be effective.

9. I understand that I am not required to consent to electronic delivery.

10. I understand that if Noranda is unable to deliver to me any Document electronically, Noranda will deliver the Document to me through the mail, together with a notice indicating that Noranda was unable to deliver the Document to me using the e-mail address provided to it and will provide me with an opportunity to provide Noranda with a correct e-mail address.

11. I understand that Noranda maintains in confidence the personal information I provide as a shareholder and uses it only for the purpose of shareholder communication.

I am a registered shareholder of Noranda. I have read and understand the terms of this Consent and I consent to the electronic delivery of the Documents on the foregoing terms.

Shareholder name: ______________________________

Shareholder account number: ______________________________

Shareholder signature: ______________________________

Shareholder E-mail Address: ______________________________

Shareholder Mailing Address: ______________________________

____

Date: ______________________________